As filed with the Securities and Exchange Commission on October 29, 2010

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

☐ **REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934**

OR

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

OR

☐ **SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT 1934**

For the fiscal year ended June 30, 2010
Commission file number 0-28800

DRDGOLD LIMITED
(Exact name of Registrant as specified in its charter and translation of Registrant's name into English)

REPUBLIC OF SOUTH AFRICA
(Jurisdiction of incorporation or organization)

50 CONSTANTIA BOULEVARD, CONSTANTIA KLOOF EXT 28, ROODEPOORT, 1709, SOUTH AFRICA
(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act

Title of each class:	Name of each exchange on which registered:
Ordinary shares (traded in the form of American Depositary Shares, each American Depositary Share representing ten underlying ordinary shares.)	The NASDAQ Stock Market LLC

Securities registered or to be registered pursuant to Section 12(g) of the Act
None
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act
None

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report.

As of June 30, 2010 the Registrant had outstanding 384,884,379 ordinary shares, of no par value.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Date File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (232-405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☐ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer.
Large accelerated filer ☐ Accelerated filer ☒ Non-accelerated filer ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing**.** U.S. GAAP ☐ International Financial Reporting Standards as issued by the IASB ☒ Other ☐

Indicate by check mark which financial statement item the registrant has elected to follow. Item 17 ☐ Item 18 ☒

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

Contact details: Mr. T.J. Gwebu – Executive Officer: Legal, Compliance and Company Secretary
DRDGOLD Limited, Quadrum Office Park, First Floor, Building 1, 50 Constantia Boulevard, Constantia Kloof Ext. 28, Roodepoort, 1709, South Africa; Telephone: +27 11 470 2600

TABLE OF CONTENTS

		Page
	PART I	
ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS	4
ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE	4
ITEM 3.	KEY INFORMATION	4
3A.	Selected Financial Data	4
3B.	Capitalization And Indebtedness	6
3C.	Reasons For The Offer And Use Of Proceeds	6
3D.	Risk Factors	6
ITEM 4.	INFORMATION ON THE COMPANY	18
4A.	History And Development Of The Company	18
4B.	Business Overview	22
4C.	Organizational Structure	32
4D.	Property, Plants And Equipment	32
ITEM 4A.	UNRESOLVED STAFF COMMENTS	53
ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS	54
5A.	Operating Results	55
5B.	Liquidity And Capital Resources	78
5C.	Research And Development, Patents And Licenses Etc	80
5D.	Trend Information	80
5E.	Off-Balance Sheet Arrangements	81
5F.	Tabular Disclosure Of Contractual Obligations	81
5G.	Safe Harbor	81
ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES	82
6A.	Directors And Senior Management	82
6B.	Compensation	84
6C.	Board Practices	85
6D.	Employees	89
6E.	Share Ownership	91
ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS	93
7A.	Major Shareholders	93
7B.	Related Party Transactions	94
7C.	Interests Of Experts And Counsel	94
ITEM 8.	FINANCIAL INFORMATION	95
8A.	Consolidated Statements And Other Financial Information	95
8B.	Significant Changes	95
ITEM 9.	THE OFFER AND LISTING	96
9A.	Offer And Listing Details	96
9B.	Plan Of Distribution	96
9C.	Markets	97
9D.	Selling Shareholders	97
9E.	Dilution	97
9F.	Expenses Of The Issue	97
ITEM 10.	ADDITIONAL INFORMATION	98
10A.	Share Capital	98
10B.	Memorandum And Articles Of Association	98
10C.	Material Contracts	100
10D.	Exchange Controls	101
10E.	Taxation	103
10F.	Dividends And Paying Agents	107
10G.	Statement By Experts	107
10H.	Documents On Display	107
10I.	Subsidiary Information	108
ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK	108
ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES	109
12A.	Debt Securities	109
12B.	Warrants and Rights	109
12C.	Other Securities	109
12D	American Depositary Shares	109

TABLE OF CONTENTS

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES	116
ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS	116
ITEM 15.	CONTROLS AND PROCEDURES	116
ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT	117
ITEM 16B.	CODE OF ETHICS	117
ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES	118
ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES	118
ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS	118
ITEM 16F	CHANGE IN REGISTRANT'S CERTIFYING ACCOUNTANT	118
ITEM 16G.	CORPORATE GOVERNANCE	119

PART III

ITEM 17.	FINANCIAL STATEMENTS	120
ITEM 18.	FINANCIAL STATEMENTS	F-pages
ITEM 19.	EXHIBITS	121

Preparation of Financial Information

We are a South African company and currently all of our operations, as measured in production ounces, are located there. Accordingly, our books of account are maintained in South African Rand. Our financial statements included in our corporate filings in South Africa were prepared in accordance with International Financial Reporting Standards (IFRS), as approved by the International Accounting Standards Board (IASB) for the financial years ended June 30, 2008, 2009 and 2010. All references to "dollars" or "$" herein are to United States Dollars, references to "rand" or "R" are to South African Rands and references to "A$" are to Australian Dollars.

Prior to fiscal year ended June 30, 2008, our annual financial statements (translated into dollars) were prepared and filed with the U.S. Securities and Exchange Commission ("SEC") in accordance with generally accepted accounting principles in the United States ("U.S. GAAP"). On December 21, 2007, the SEC adopted rules allowing foreign private issuers that file Annual Reports on Form 20-F to file financial statements with the SEC in accordance with IFRS as issued by the IASB without reconciliation to U.S. GAAP. As per these new rules, we changed our basis of presentation and included in this Annual Report our consolidated financial statements prepared in accordance with IFRS as issued by the IASB. All financial information, except as otherwise noted, are stated in accordance with IFRS as issued by the IASB.

We present our financial information in rand, which is our presentation currency. Solely for your convenience, this Form 20-F contains translations of certain rand amounts into dollars at specified rates. These rand amounts do not represent actual dollar amounts, nor could they necessarily have been converted into dollars at the rates indicated. Unless otherwise indicated, rand amounts have been translated into dollars at the rate of R6.98 per $1.00, which was the noon buying rate in New York City on September 30, 2010.

In this Annual Report on Form 20-F, we present the financial items "cash costs per kilogram" and "total costs per kilogram" which have been determined using industry guidelines promulgated by the Gold Institute and are not IFRS financial measures. An investor should not consider these items in isolation or as alternatives to cash and cash equivalents, operating costs, profit/(loss) attributable to equity owners of the parent, profit/(loss) before taxation and other items or any other measure of financial performance presented in accordance with IFRS or as an indicator of our performance. While the Gold Institute has provided definitions for the calculation of cash costs, the calculation of cash costs per kilogram, total costs and total costs per kilogram may vary significantly among gold mining companies, and these definitions by themselves do not necessarily provide a basis for comparison with other gold mining companies. See "Glossary of Terms and Explanations" and Item 5A.: "Operating and Financial Review and Prospects - Cash costs and total costs per kilogram- Reconciliation of cash costs per kilogram, total costs and total costs per kilogram."

DRDGOLD Limited

When used in this Annual Report, the term the "Company" refers to DRDGOLD Limited and the terms "we," "our," "us" or "the Group" refer to the Company and its subsidiaries, associates and joint ventures, as appropriate in the context.

Special Note Regarding Forward-Looking Statements

This Annual Report contains certain "forward-looking" statements within the meaning of Section 21E of the Exchange Act, regarding future events or other future financial performance and information relating to us that are based on the beliefs of our management, as well as assumptions made by and information currently available to our management. Some of these forward-looking statements include phrases such as "anticipates," "believes," "could," "estimates," "expects," "intends," "may," "should," or "will continue," or similar expressions or the negatives thereof or other variations on these expressions, or similar terminology, or discussions of strategy, plans or intentions. These statements also include descriptions in connection with, among other things:

- estimates regarding future production and throughput capacity;
- our anticipated commitments;
- our ability to fund our operations in the next 12 months; and
- estimated production costs, cash costs per ounce and total costs per ounce.

Such statements reflect our current views with respect to future events and are subject to risks, uncertainties and assumptions. Many factors could cause our actual results, performance or achievements to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others:

- adverse changes or uncertainties in general economic conditions in the markets we serve;
- regulatory developments adverse to us or difficulties in maintaining necessary licenses or other governmental approvals;
- changes in our competitive position;
- changes in business strategy;
- any major disruption in production at our key facilities; or
- adverse changes in foreign exchange rates and various other factors.

For a discussion of such risks, see Item 3D.: "Risk Factors." The risk factors described in Item 3D. could affect our future results, causing these results to differ materially from these expressed in any forward-looking statements. These factors are not necessarily all of the important factors that could cause our results to differ materially from those expressed in any forward-looking statements. Other unknown or unpredictable factors could also have material adverse effects on future results.

Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. We do not undertake any obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after the date of this Annual Report or to reflect the occurrence of unanticipated events.

Imperial units of measure and metric equivalents

Units stated in this Annual Report are measured in Imperial and Metric.

Metric	Imperial	Imperial	Metric
1 metric tonne	1.10229 short tons	1 short ton	0.9072 metric tonnes
1 kilogram	2.20458 pounds	1 pound	0.4536 kilograms
1 gram	0.03215 troy ounces	1 troy ounce	31.10353 grams
1 kilometer	0.62150 miles	1 mile	1.609 kilometres
1 meter	3.28084 feet	1 foot	0.3048 metres
1 liter	0.26420 gallons	1 gallon	3.785 liters
1 hectare	2.47097 acres	1 acre	0.4047 hectares
1 centimeter	0.39370 inches	1 inch	2.54 centimetres
1 gram/tonne	0.0292 ounces/ton	1 ounce/ton	34.28 grams/tonnes
0 degree Celsius	32 degrees Fahrenheit	0 degrees Fahrenheit	- 18 degrees Celsius

Glossary of Terms and Explanations

Adularia	A transparent or translucent variety of common feldspar.
Archaean	A period of the geological time scale between 2.5 and 4.6 billion years ago, the earliest part of the Precambrian.
Assaying	The chemical testing process of rock samples to determine mineral content.
Auriferous	Containing gold.
Bonanza	Unexpected high-grade occurrences.
Care and maintenance	Cease active mining activity at a shaft, but continue to incur costs to ensure that the Ore Reserves are open, serviceable and legally compliant.
Cash costs per kilogram	Cash costs are operating costs incurred directly in the production of gold and include labor costs, contractor and other related costs, inventory costs and electricity costs. Cash costs per kilogram are calculated by dividing cash costs by kilograms of gold produced. Cash costs per kilogram have been calculated on a consistent basis for all periods presented. This is a non-IFRS financial measure and should not be considered a substitute measure of costs and expenses reported by us in accordance with IFRS.
Caving	A type of mining in which the ore is blasted and drawn in a manner causing the overhead rock to cave in.
Conglomerate	A coarse-grained sedimentary rock consisting of rounded or sub-rounded pebbles.
Cut-and-fill	A mining method in which a slice of rock is removed after blasting and replaced with a slice of fill material to provide workers with a platform to mine the next slice of rock.
Cut-off grade	The minimum in-situ grade of ore blocks for which the cash costs per ounce, excluding overhead costs, are equal to a projected gold price per ounce.
Depletion	The decrease in the quantity of ore in a deposit or property resulting from extraction or production.
Dilution	Broken rock entering the ore flow at zero or minimal grade and therefore diluting the gold content per ton.
Diorite	An igneous rock formed by the solidification of molten material.
Doré	Unrefined gold and silver bullion bars consisting of approximately 90% precious metals which will be further refined to almost pure metal.
Electrowinning	The process of recovering metal from ore by means of electro-chemical processes.
Grade	The amount of gold contained within auriferous material generally expressed in ounces per ton or grams per ton of ore.
g/t	Grams per ton.
Horizon	A plane indicating a particular position in a stratigraphic sequence. This may be a theoretical surface with no thickness or a distinctive bed.
Igneous rock	Rock which is magmatic in origin.
Intrusive	Rock which while molten, penetrated into or between other rocks, but solidified before reaching the surface.

Life of mine .... Projected life of a mining operation based on the Proven and Probable Ore Reserves.

Metallurgical plant .... A processing plant (mill) erected to treat ore and extract the contained gold.

Mine call factor................................ This is the gold content recovered expressed as a percentage of the gold content called.

Mill .... Material passed through the metallurgical plant for processing.

Mt.. Million tons.

Opening up .... The potential that previously abandoned shafts have to be reopened and mined.

Ore .... A mixture of valuable and worthless minerals from which the extraction of at least one mineral is technically and economically viable.

Ore Reserves.................................... Attributable total Ore Reserves of subsidiaries.

Pay-limit .... The minimum in-situ grade of ore blocks for which cash costs, including all overhead costs, are equal to a projected gold price per ounce.

Proven Ore Reserves .... Reserves for which (a) the quantity is computed from dimensions revealed in outcrops, trenches, workings or drill holes; grade and/or quality are computed from the results of detailed sampling and (b) the sites for inspection, sampling and measurement are spaced so closely and the geologic character is so well defined that size, shape, depth, and mineral content of Ore Reserves are well-established.

Probable Ore Reserves .... Reserves for which quantity and grade and/or quality are computed from information similar to that used for Proven Ore Reserves, but the sites for inspection, sampling, and measurement are farther apart or are otherwise less adequately spaced. The degree of assurance, although lower than that for Proven Ore Reserves, is high enough to assume continuity between points of observation.

oz/t .... Ounces per ton.

Reef... A gold-bearing sedimentary horizon, normally a conglomerate band that may contain economic levels of gold.

Refining .... The final purification process of a metal or mineral.

Rehabilitation .... The process of restoring mined land to a condition approximating its original state.

Reserves.. That part of a mineral deposit which could be economically and legally extracted or produced at the time of the reserve determination.

Sedimentary..................................... Formed by the deposition of solid fragmental material that originated from weathering of rocks and was transported from a source to a site of deposition.

Shaft.. An opening cut downwards for transporting personnel, equipment, supplies, ore and waste. A shaft is also used for ventilation and as an auxiliary exit. It is equipped with a hoist system that lowers and raises a cage in the shaft, transporting equipment, personnel, materials, ore and waste. A shaft generally has more than one compartment.

Shrinkage stoping .... A mining method in which a small percentage of the broken ore is drawn as mining progresses to make room for subsequent mining activities. Most of the blasted ore is left to accumulate in the stope and is drawn after the stope is completely mined.

Slimes .... The fraction of tailings discharged from a processing plant after the valuable minerals have been recovered.

Sloughing.. The localized failure of part of the slimes dam wall caused by a build up of water within the dam.

Stope .... Underground production working area on the Ore Horizon.

Sub-level stoping.............................. A method of mining in which the ore is blasted, on multiple levels in one stope, and drawn off as it is blasted, leaving an open stope.

Tailings .... Finely ground rock from which valuable minerals have been extracted by milling, or any waste rock, slimes or residue derived from any mining operation or processing of any minerals.

Tailings dam .... A dam created from waste material of processed ore after the economically recoverable gold has been extracted.

Tonnage/Tonne................................. Quantities where the metric tonne is an appropriate unit of measure. Typically used to measure reserves of gold-bearing material in-situ or quantities of ore and waste material mined, transported or milled.

Total costs per kilogram................... Total costs per kilogram represent the full amount of costs incurred and represents the difference between revenues from gold bullion and profits or losses before taxation. Total costs per kilogram are calculated by dividing total costs by kilograms of gold produced. Total costs per kilogram have been calculated on a consistent basis for all periods presented. This is a non-IFRS financial measure and should not be considered a substitute measure of costs and expenses reported by us in accordance with IFRS.

Tpm... Tonne per month.

Up-dip mining .... A mining method in which the drilled and blasted ore gravitates into slushers or gullies leaving an open space. This is normally used in narrow stopes.

Waste rock .... Non-auriferous rock.

Yield .... The amount of recovered gold from production generally expressed in ounces or grams per tonne of ore.

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

3A. SELECTED FINANCIAL DATA

The following selected consolidated financial data as at June 30, 2010, 2009 and 2008 and for the years ended June 30, 2010, 2009 and 2008 are derived from our consolidated financial statements set forth elsewhere in this Annual Report, which have been prepared in accordance with IFRS, as issued by the IASB. These consolidated financial statements have been audited by KPMG Inc. as at June 30, 2010, 2009 and 2008 and for the years ended June 30, 2010, 2009 and 2008. Prior to fiscal year ended June 30, 2008, our annual financial statements (translated into dollars) were prepared and filed with the SEC in accordance with U.S. GAAP. On December 21, 2007, the SEC, adopted rules allowing foreign private issuers that file Annual Reports on Form 20-F to file with the SEC financial statements in accordance with IFRS as issued by the IASB without reconciliation to U.S. GAAP. As per these new rules, we changed our basis of presentation and have included in this Annual Report our consolidated financial statements prepared in accordance with IFRS as issued by the IASB. The selected consolidated financial data as at June 30, 2006 and 2007, for the years ended June 30, 2006 and 2007 are derived from audited consolidated financial statements not appearing in this Annual Report which have been prepared in accordance with IFRS as issued by the IASB. The selected consolidated financial data set forth below should be read in conjunction with Item 5.: “Operating and Financial Review and Prospects” and with the consolidated financial statements and the notes thereto and the other financial information appearing elsewhere in this Annual Report.

Selected Consolidated Financial Data
(in thousands, except share, per share and ounce data)

	Year ended June 30,					
	2010[1]	2010	2009	2008[2]	2007[2]	2006[2]
	$'000	R'000	R'000	R'000	R'000	R'000
Profit or loss Data						
Revenue	285,175	1,990,522	1,910,738	1,933,147	2,209,705	1,599,994
Results from operating activities	5,084	35,485	(82,008)	(15,175)	(1,173,375)	(105,110)
Results from operating activities from continuing operations	5,084	35,485	(82,008)	102,194	22,541	7,641
Profit/(loss) for the year attributable to equity owners of the parent	29,773	207,815	129,124	996,041	(924,466)	(110,089)
Profit/(loss) for the year attributable to equity owners of the parent from continuing operations	29,773	207,815	129,124	128,558	(2,674)	(71,478)
Per Share Data						
Basic earnings/(loss) per share (cents)	8	55	34	265	(271)	(35)
Basic earnings/(loss) per share - continuing operations (cents)	8	55	34	34	(1)	(23)
Diluted earnings/(loss) per share (cents)	8	55	34	265	(271)	(35)
Diluted earnings/(loss) per share - continuing operations (cents)	8	55	34	34	(1)	(23)
Dividends proposed per share (ZAR cents)		5	5	10	-	-
Dividends proposed per share (USD cents)		1	1	1	-	-
Average exchange rate (USD1:ZAR)		7.6117	9.0484	7.3123	7.2188	6.4284
Number of shares issued as at June 30	384,884,379	384,884,379	378,001,303	376,571,588	370,341,981	320,035,078
Statement of financial position Data						
Total assets	369,669	2,580,292	2,625,772	2,262,495	1,947,163	3,010,074
Equity (Net assets)	236,384	1,649,961	1,583,979	1,305,461	143,456	1,015,272
Ordinary share capital	592,166	4,133,318	4,104,480	4,098,206	4,069,096	3,761,368

	Month					
	2010	2010	2010	2010	2010	2010
	September	August	July	June	May	April
Exchange Rate Data						
Average (USD1:ZAR)	7.1685	7.3168	7.5818	7.6682	7.6516	7.3566
High (USD1:ZAR)	7.4344	7.4223	7.7809	7.8505	8.0821	7.5233
Low (USD1:ZAR)	6.9190	7.1515	7.2601	7.3899	7.2897	7.1731

[1] Translations into Dollars in this table are for convenience only and are computed at the noon buying rate in New York City at September 30, 2010 of R6.98 per $1.00. You should not view such translations as a representation that such amounts represent actual Dollar amounts.
[2] Comparatives have been restated for the reclassification of the Australasian operations as discontinued operations. The discontinued operations relate to the Porgera Joint Venture (disposed on August 17, 2007), Emperor (disposed on October 22, 2007) and Netgold (disposed on March 13, 2008).

3B. CAPITALIZATION AND INDEBTEDNESS

Not applicable.

3C. REASONS FOR THE OFFER AND USE OF PROCEEDS

Not applicable.

3D. RISK FACTORS

In conducting our business, we face many risks that may interfere with our business objectives. Some of these risks relate to our operational processes, while others relate to our business environment. It is important to understand the nature of these risks and the impact they may have on our business, financial condition and operating results.

Some of the most relevant risks are summarized below and have been organized into the following categories:

- Risks related to our business and operations;
- Risks related to the gold mining industry;
- Risks related to doing business in South Africa; and
- Risks related to ownership in our ordinary shares or American Depositary Shares, or ADSs.

Risks related to our business and operations

Changes in the market price for gold, which in the past has fluctuated widely, and exchange rate fluctuations affect the profitability of our operations and the cash flows generated by those operations.

As the majority of our production costs are in rands, while gold is generally sold in dollars, our financial condition has been and could be materially harmed in the future by an appreciation in the value of the rand. Due to the marginal nature of our underground mine any sustained decline in the market price of gold, below the cost of production, could result in the closure of our underground mine which would result in significant costs and expenditure, for example, incurring retrenchment costs earlier than expected, that would negatively and adversely affect our business, operating results and financial condition.

We do not enter into forward contracts to reduce our exposure to market fluctuations in the dollar gold price or the exchange rate movements of the rand. We sell our gold and trade our foreign currency at the spot price in the market on the date of trade. If the dollar gold price should fall and the regional functional currencies should strengthen against the dollar, resulting in revenue below our cost of production and remain at such levels for any sustained period, we may experience losses and may be forced to curtail or suspend some or all of our operations. In addition, we might not be able to recover any losses we may incur during that period or maintain adequate gold reserves for future exploitation.

Exchange rates are influenced by global economic trends which are beyond our control. In fiscal 2010 and fiscal 2009 the rand strengthened against the dollar by 2.9% and 1.0% respectively (based on exchange rates at June 30 of each year). From December 2001, when it reached R13.44 = $1.00, the rand has appreciated by 43.1% against the dollar to R7.65= $1.00 at June 30, 2010 (based on closing rates). At September 30, 2010 the Rand traded at R6.98 = $1.00, an 8.8% strengthening relative to the Dollar from June 30, 2010.

A decrease in the dollar gold price and a strengthening of the foreign exchange rate of the rand could result in a decrease in our profitability. In fiscal 2010 and 2009 100% of production was from our South African mines providing significant exposure to the strengthening of the rand and a decrease in profitability. As a result of disposing of our Australasian operations during fiscal 2008, we are more exposed to the rand/dollar exchange rate as all our operations are now located in South Africa. If the rand were to continue to appreciate against the dollar, our operations could experience a reduction in cash flow and profitability and this would negatively and adversely affect our business, operating results and financial condition.

Inflation may have a material adverse effect on our results of operations.

South Africa has experienced high rates of inflation in the past. Because we are unable to control the market price at which we sell the gold we produce, it is possible that significantly higher future inflation in South Africa may result in an increase in our future operational costs in rand, without a concurrent devaluation of the operational costs in rand against the dollar or an increase in the dollar price of gold. This could have a material adverse effect upon our results of operations and our financial condition. Significantly higher and sustained inflation in the future, with a consequent increase in operational costs, could result in operations being discontinued or reduced or rationalized at higher cost mines.

We have incurred losses in the past and may incur losses in the future.

We achieved net profits of R203.4 million, R110.7 million and R1.2 billion for fiscal 2010, 2009 and 2008, respectively. Since fiscal 2007 we have disposed of our loss making Australasian operations and refocused on our profitable South African operations, however, we may incur losses in the future. Our profits and cash flows of our operations are directly exposed to the strength of the Rand and higher input costs as we do not hedge. Our underground mine is also regarded as an older, higher cost and lower grade gold producer. In addition, our ability to identify Ore Reserves that have reasonable prospects for economic extraction while maintaining sufficient controls on production and other costs, will have a material influence on the future viability of our operations.

We may not be able to meet our cash requirements because of a number of factors, many of which are beyond our control.

Management's estimates on future cash flows are subject to risks and uncertainties, such as the gold price, production volumes, costs and seismicity. If we are unable to meet our cash requirements out of cash flows generated from our operations, we would need to fund our cash requirements from alternative financing and we cannot guarantee that any such financing would be on acceptable terms, or would be permitted under the terms of our existing financing arrangements, or would be available at any terms. In the absence of sufficient cash flows or adequate financing, our ability to respond to changing business and economic conditions, make future acquisitions, react to adverse operating results, meet our debt service obligations and fund required capital expenditures or increased working capital requirements may be adversely affected.

The failure to discover or acquire new Ore Reserves could negatively affect our cash flow, results of operations and financial condition.

Our future cash flow, results of operations and financial condition are directly related to the success of our exploration and acquisition efforts in the regions in which we operate and any new regions that we identify for future growth opportunities. Our Ore Reserves for fiscal 2010 increased by 15% as a result of the higher rand gold price used in the Ore Reserve calculation together with the expected increase in Crown's deposition capacity as a consequence of the construction of the Crown/Ergo pipeline linking Crown to Ergo's Brakpan deposition site. Our Ore Reserves for fiscal 2009 increased by 16%, primarily due to the inclusion of the Elsburg tailings owned by ERPM. In fiscal 2008, our Ore Reserves decreased by 7% primarily due to the disposal of our interest in Emperor Mines Limited, or Emperor. Mining higher grade reserves in our underground mine is likely to be more difficult in the future, due to the age of this mine and safety concerns and could result in increased production costs and reduced profitability. We can make no assurances that any new or ongoing exploration programs will result in new mineral producing operations that will sustain or increase our Ore Reserves. A failure to discover or acquire new Ore Reserves in sufficient quantities to maintain or grow the current level of our reserves will negatively affect our future cash flow, results of operations and financial condition.

To the extent that we seek to expand and grow through acquisitions we may experience difficulty in managing these acquisitions and integrating them with our existing operations.

Our objective is to grow our business by improving efficiency at our existing operations as well as through acquisitions. From time to time we consider the acquisition of mining assets including ore reserves, development properties, operating mines or mining companies. Our expansion through acquisitions of new gold mining operations involves a number of risks including:

- maintaining our financial and strategic focus while integrating the acquired business;
- implementing uniform standards, controls, procedures and policies at the acquired business;
- assimilating the operations of an acquired business in a timely and efficient manner;
- unifying our periodic and year-end financial audit processes;
- increasing pressures on existing management to oversee an expanding company;
- to the extent that we make an acquisition outside of markets in which we have previously operated, conducting and managing operations in a new operating environment;
- the market for acquisitions is competitive and we may not always be successful in identifying and purchasing assets that fit our strategy;
- the ability to conduct a comprehensive due diligence analysis could be restricted due to unavailable information;
- we may need to use a combination of historical and projected data in order to evaluate the financial and operational feasibility of the target assets. These analyses are based on a variety of factors including historical operating results, estimates of and assumptions about future reserves, cash and other operating costs, metal prices and projected economic returns and evaluations of existing or potential liabilities associated with the property and its operations. Other than historical operating results, all of these parameters could differ significantly from the estimates and assumptions used in the evaluation process, which could result in an incorrect evaluation of the quality of the assets to be acquired;
- our inability to make suitable acquisitions at an appropriate price could adversely affect our ongoing business and financial condition, particularly if the rand strengthens against the dollar;
- we may experience difficulty in negotiating acceptable terms with the seller of the business to be acquired;

- we may not be able to obtain the financing necessary to complete future acquisitions;
- we may not be able to obtain necessary approvals from regulatory authorities;
- acquisitions financed through the issue of shares may result in a dilution in the value of our shares if the value of the business acquired is not realized; and
- we could experience financial loss through costs incurred in evaluating and pursuing failed acquisitions or overpaying for an acquisition.

Any problems experienced in achieving successful integration or in connection with an acquisition as a result of one or more of these factors could have an adverse effect on our business, operating results and financial condition.

We may need to improve our internal controls over financial reporting and our independent auditors may not be able to attest to their effectiveness because of inherent limitations.

We have evaluated our internal controls over financial reporting for the current fiscal period so that management can attest to the effectiveness of these controls, as required by Section 404 of the United States Sarbanes-Oxley Act of 2002. Management has determined that these controls are effective for the 2010 and 2009 fiscal years respectively and did not identify any material weaknesses within our internal controls surrounding the financial reporting process. These internal controls over financial reporting may not be sufficient to prevent significant deficiencies or material weaknesses in the future, and we may also identify other conditions that could result in significant deficiencies or material weaknesses. In this event, we could experience a negative reaction in the financial markets and incur additional costs in improving the condition of our internal controls. For a detailed discussion of controls and procedures, see Item 15.: "Controls and Procedures."

Increased production costs could have an adverse effect on our results of operations.

Our historical production costs have varied significantly and we may not be able to accurately predict and adequately provide for an increase in our production costs. Production costs are affected by, among other things:

- labor stability, lack of productivity and increases in labor costs;
- increases in crude oil, steel, electricity and water prices;
- unforeseen changes in ore grades and recoveries;
- unexpected changes in the quality or quantity of reserves;
- unstable or unexpected ground conditions and seismic activity;
- technical production issues;
- environmental and industrial accidents;
- gold theft;
- environmental factors; and
- pollution.

The majority of our production costs consist of labor, steel, electricity, water, fuels, lubricants and other oil and petroleum based products. The production costs incurred at our operations have, and could in the future, increase at rates in excess of our annual expected inflationary increase and result in the restructuring of these operations at substantial cost. The majority of our South African labor force is unionized and their wage increase demands are usually above the then prevailing rates of inflation. In September 2009, at Blyvoor, Crown and ERPM we entered into a two year wage agreement with the United Association of South Africa, or UASA, which took effect from October 1, 2009. Under the agreement, employees at Blyvoor received a 6.5% increase, employees at Crown received a 6% increase and employees at ERPM received a 4.0% increase. In addition, the UASA employees are eligible for a gold price/profit linked incentive scheme. The National Union of Mine Workers, or NUM, however, rejected a similar offer and commenced strike action on September 15, 2009. The NUM strike ended on October 11, 2009 and the following wage agreements were reached: a two year wage agreement at Crown with effect from October 1, 2009 pursuant to which an 8% wage increase was agreed, along with another increase of 8% with effect from July 1, 2010; a one year wage agreement at ERPM with effect from October 1, 2009 pursuant to which a 4% wage increase was agreed; and a two year wage agreement at Blyvoor with effect from July 1, 2009 pursuant to which an 8% wage increase was agreed for the first year, along with another increase of 8% for the second year. Between September 15, 2009 and October 11, 2009, our average daily gold production loss due to the strike actions was 320 ounces, almost entirely from Blyvoor's deep-level underground mining operation. In addition, in the past, we have been impacted by large price increases imposed by our South African steel suppliers and parastatal entities which supply us with electricity and water. These, combined with the increases in labor costs, could result in our costs of production increasing above the gold price received. Discussions with steel suppliers and parastatal entities to moderate price increases have been unsuccessful in the past.

The costs of fuels, lubricants and other oil and petroleum based products have increased in fiscal 2010 as a result of the general increase in the cost of crude oil in global markets. During fiscal 2009, the average brent crude oil price was approximately $70 per barrel and in fiscal 2010, the average brent crude oil price was approximately $75 per barrel. In the event that crude oil prices increase again, this could have a significant impact on our production costs.

Our initiatives to reduce costs, such as reducing our labor force, negotiating lower price increases for consumables and stringent cost controls, may not be sufficient to offset the increases imposed on our operations and could negatively affect our business, operating results and financial condition.

Our operations are subject to extensive environmental regulations which could impose significant costs and liabilities.

Our operations are subject to increasingly extensive laws and regulations governing the protection of the environment, under various state, provincial and local laws, which regulate air and water quality, hazardous waste management and environmental rehabilitation and reclamation. Our mining and related activities impact the environment, including land, habitat, streams and environment near the mining sites. Delays in obtaining, or failures to obtain government permits and approvals may adversely impact our operations. In addition, the regulatory environment in which we operate could change in ways that could substantially increase costs to achieve compliance, therefore having a material adverse effect on our profitability.

We have made, and expect to make in the future, expenditures to comply with these environmental laws and regulations. We have estimated our aggregate Group Rehabilitation, Reclamation and Closure cost provision at R420.6 million included on our statement of financial position as at June 30, 2010. However, the ultimate amount of rehabilitation costs may in the future exceed the current estimates due to influences beyond our control, such as changing legislation, higher than expected cost increases, or unidentified rehabilitation costs. The closure of mining operations, without sufficient financial provision for the funding of rehabilitation liabilities, or unacceptable damage to the environment, including pollution or environmental degradation, may expose us and our directors to litigation and potentially significant liabilities.

Seismicity and other natural disasters could impact the going concern of our operations.

We run the inherent risk that seismic activity and/or other natural disasters could cripple our operations and affect their ability to continue production. Seismic activity has had, and may continue to have, a harmful effect on our business, operating results and financial condition. For example, on May 29, 2009, the Blyvoor operations suffered the effects of a seismic event which knocked out a number of its high grade panels in the 38/29 section at No. 5 Shaft. This resulted in gold production being approximately 151kg lower than expected for the four month period ended October 31, 2009 (this excludes the impact of the strike action by our NUM employees during the months of September and October 2009).

Flooding at our operations may cause us to incur liabilities for environmental damage.

Flooding of underground mining areas is an inherent risk at our underground operations. If the rate of rise of water is not controlled, water from underground mining areas could potentially rise to the surface or decant into surrounding underground mining areas or natural underground water sources. Due to the withdrawal of government pumping subsidies at Durban Deep and West Wits, we have ceased active pumping of underground water at these mines. We also stopped pumping of underground water at our ERPM underground operation on August 20, 2009. Progressive flooding where these operations are located could eventually cause the discharge of polluted water to the surface and to local water sources.

Estimates of the probable rate of rise of water in those mines are contradictory and lack scientific support, however, should underground water levels not reach a natural subterranean equilibrium, and in the event that underground water rises to the surface, we may face claims relating to environmental damage as a result of pollution of ground water, streams and wetlands. These claims may have a material adverse effect on our business, operating results and financial condition.

We have ageing assets, which exposes us to greater risk of our infrastructure failing, higher maintenance costs and potentially greater health, safety and environmental liabilities.

Some of our assets, especially at our underground mine, are mature assets, which we acquired after they had reached the end of the planned production cycle under their previous owners, and our strategy has been to revive these assets through specialist planning and mining techniques. The ageing infrastructure and installations typical of these operations require constant maintenance and continuing capital expenditure. This materially increases our operational costs. In addition, the technology applied in many of our installations was not regularly updated and accordingly has become obsolete compared to the technology used in more modern mines. As a result, the risk of technology failure is high, and the maintenance of these installations, costly.

Due to the nature of the business and because our marginal underground mine predominantly comprises of aged infrastructures, we inherently run the risk of exposure to greater health, safety and environmental liabilities which we closely monitor, but are unable to fully mitigate.

Limited tailings dam capacity at Crown exposes us to greater risk of financial loss due to lower production and health, safety and environmental liabilities.

Our ageing tailings facilities at Crown are exposed to numerous risks and events, the occurrence of which may result in the failure or breach of such a facility. These may include sabotage, failure to adhere to the codes of practice and natural disasters such as excessive rainfall and seismicity. In the event that we are limited on how much treated ore, sand or slime we can deposit at Crown's deposition sites and deposition capacity created by the Ergo/Crown pipeline project, we could be forced to stop or limit operations, the dams could overflow and the health and safety of our employees and communities living around these dams could be jeopardized. In the event that this occurs, our Crown operations will be adversely affected and this in turn could have a material adverse effect on our business, operating results and financial condition.

Ergo (which comprises ErgoGold and Ergo Mining (Pty) Limited, or the Ergo JV) also has tailings facilities that are exposed to the same risks as described above, but as at September 30, 2010 these tailings facilities had sufficient capacity.

Due to the nature of our business, our Company faces extensive health and safety risks.

Regrettably two people died in work-related incidents during fiscal 2010, compared to five fatalities in fiscal 2009. One of these fatalities occurred while work was being performed in the course of routine maintenance and the other fatality occurred as a result of a conveyance incident. Subsequent to February 4, 2010 and up to September 30, 2010 it is encouraging to report that there was no loss of life at any of our operations. According to section 54 of the Mine, Health and Safety Act of 1996, if an inspector believes that any occurrence, practice or condition at a mine endangers or may endanger the health or safety of any person at the mine, the inspector may give any instruction necessary to protect the health or safety of persons at the mine. These instructions could include the suspension of operations at the whole or part of the mine. While seismic monitoring continues to be an invaluable tool in the management of seismicity, there is still a risk of seismic induced fatalities occurring which we may not be able to prevent. These incidents could lead to mine operations being halted and that will increase our unit costs due to loss of production. This could have a material adverse effect on our business, operating results and financial condition.

Events may occur for which we are not insured which could affect our cash flows and profitability.

Because of the nature of our business, we may become subject to liability for pollution or other hazards against which we are unable to insure, including those in respect of past mining activities. Our existing property, business interruption and other insurance contains certain exclusions and limitations on coverage. We have insured property, including loss of profits due to business interruption in the amount of about R9.0 billion. Claims for each and every event are limited by the insurers to R1.0 billion. Business interruption is only covered from the time the loss actually occurs and is subject to time and amount deductibles that vary between categories. General liability, fidelity, directors and officers, and other insurance cover are also in place.

Future insurance coverage may not cover the extent of claims brought against us, including claims for environmental, industrial or pollution related accidents, for which coverage is not available. If we are required to meet the costs of claims which exceed our insurance coverage, our costs may increase which could have a material adverse effect on our business, operating results and financial condition.

If we are unable to attract and retain key personnel our business may be harmed.

The success of our business will depend, in large part, upon the skills and efforts of a small group of management and technical personnel including our Chief Executive Officer and our Chief Financial Officer. In addition, we compete with mining and other companies on a global basis to attract and retain key human resources at all levels with appropriate technical skills and operating and managerial experience necessary to operate the business. Factors critical to retaining our present staff and attracting additional highly qualified personnel include our ability to provide these individuals with competitive compensation arrangements, equity participation and other benefits. If we are not successful in retaining or attracting highly qualified individuals in key management positions, our business may be harmed. We do not maintain "key man" life insurance policies on any members of our executive team. The loss of any of our key personnel could prevent us from executing our business plans, which may result in decreased production, increased costs and decreased profitability.

The Crown/Ergo pipeline is a start-up project and forecasts may not be achieved.

Implementation of the Crown/Ergo pipeline project commenced during June 2010 and is scheduled for completion by August 2011. The pipeline will provide two of Crown's plants with access to Ergo's Brakpan deposition site, allowing Crown to restore its maximum deposition capacity to 600 000tpm. Crown's deposition capacity was reduced to 400 000tpm in fiscal 2009 due to capacity constraints at its deposition site. Restored deposition capacity will allow Crown to account for new Ore Reserves on the Western and Central Witwatersrand, thus increasing production and extending its life-of-mine. The Crown/Ergo pipeline project is exposed to numerous risks associated with similar projects, including delays in completion, total abandonment of the project or lower production than forecasted which could have a material adverse effect on our business, operating results and financial condition. As at September 30, 2010, the project was on schedule.

Potential provisional judicial management order application to the High Court of South Africa for Blyvoor.

On November 10, 2009, the High Court of South Africa granted a provisional judicial management order over our Blyvoor operation. The provisional judicial management order was granted in terms of the provisions of Section 427 of the South African Companies Act. Subsequently, on April 13, 2010 application to the High Court of South Africa had been made to lift the provisional judicial management order and the application was granted. In fiscal 2009, Blyvoor accounted for 129,473 ounces of gold, or 52% of our total production and in fiscal 2010 it accounted for 106,452 ounces or 44% of our total production. Under the terms of a provisional judicial management order, the court appoints a judicial manager who has a wide range of powers at his disposal to take such actions he deems necessary to save the business. These could include giving certain creditors temporary preference over others and agreeing compromises with creditors without the risk of committing an act of insolvency and thereby exposing the mine to liquidation. Should circumstances occur in the future that impact on the sustainability of Blyvoor, then management may once again apply for a provisional judicial management order or take other measures that they consider appropriate to protect the business. If these circumstances occur, our business, financial condition and results of operations would be materially, adversely affected.

Risks related to the gold mining industry

A change in the price of gold, which in the past has fluctuated widely, is beyond our control.

Historically, the gold price has fluctuated widely and is affected by numerous industry factors, over which we have no control, including:

- the physical supply of gold from world-wide production and scrap sales, and the purchase, sale or divestment by central banks of their gold holdings;
- the demand for gold for investment purposes, industrial and commercial use, and in the manufacturing of jewelry;
- speculative trading activities in gold;
- the overall level of forward sales by other gold producers;
- the overall level and cost of production of other gold producers;
- international or regional political and economic events or trends;
- the strength of the dollar (the currency in which gold prices generally are quoted) and of other currencies;
- financial market expectations regarding the rate of inflation;
- interest rates;
- gold hedging and de-hedging by gold producers; and
- actual or expected gold sales by central banks and the International Monetary Fund.

Our Company's profitability may be negatively impacted if revenue from gold sales drops below the cost of production for an extended period.

Current economic conditions may adversely affect the profitability of the Group's operations.

The global economy is currently undergoing a period of prolonged recession and, despite recent signs of stabilization, the future economic environment is likely to be less favorable than that of recent years. Since September 2008, the global financial system has experienced difficult credit and liquidity conditions and disruptions resulting in major financial institutions consolidating or going out of business, tightened credit markets, reduced liquidity, and extreme volatility in fixed income, credit, currency and equity markets. These conditions may adversely affect the Group's business. For example, tightening credit conditions may make it more difficult for the Group to obtain financing on commercially acceptable terms or make it more likely that one or more of our key suppliers may become insolvent and lead to a supply chain breakdown. In addition, general economic indicators have deteriorated, including declining consumer sentiment, increased unemployment, declining economic growth and uncertainty regarding corporate earnings. To the extent the current economic downturn worsens or the economic environment in which the Group operates does not recover, the Group could experience a material adverse effect on its business, results of operations and financial condition.

The exploration of mineral properties is highly speculative in nature, involves substantial expenditures, and is frequently unproductive.

We must continually replace Ore Reserves that are depleted by production. Notably, underground operations at ERPM have been halted since October 2008 and a decision was reached at the end of August 2009 to suspend underground production at ERPM. Our future growth and profitability will depend, in part, on our ability to identify and acquire additional mineral rights, and on the costs and results of our continued exploration and development programs. Gold mining companies may undertake exploration activities to discover gold mineralization, which in turn may give rise to new gold bearing ore bodies. Exploration is highly speculative in nature and requires substantial expenditure for drilling, sampling and analysis of ore bodies in order to quantify the extent of the gold reserve. Many exploration programs, including some of ours, do not result in the discovery of mineralization and any mineralization discovered may not be of sufficient quantity or quality to be mined profitably. If we discover a viable deposit, it usually takes several years from the initial phases of exploration until production is possible.

During this time, the economic feasibility of production may change. Moreover, we rely on the evaluations of professional geologists, geophysicists, and engineers for estimates in determining whether to commence or continue mining. These estimates generally rely on scientific and economic assumptions, which in some instances may not be correct, and could result in the expenditure of substantial amounts of money on a deposit before it can be determined with any degree of accuracy whether or not the deposit contains economically recoverable mineralization. Uncertainties as to the metallurgical recovery of any gold discovered may not warrant mining on the basis of available technology. As a result of these uncertainties, we may not successfully acquire additional mineral rights, or identify new Proven and Probable Ore Reserves in sufficient quantities to justify commercial operations in any of our properties. Our mineral exploration rights may also not contain commercially exploitable reserves of gold. The costs incurred on unsuccessful exploration activities are, as a result, not likely to be recovered and we could incur a write-down on our investment in that interest or the irrecoverable loss of funds spent. As at September 30, 2010, the Group has broadened its exploration activities to include initial exploration activities on a small scale in Zimbabwe.

There is uncertainty with our Ore Reserve estimates.

Our Ore Reserve figures described in this document are the best estimates of our current management as of the dates stated and are reported in accordance with the requirements of Industry Guide 7 of the SEC. These estimates may be imprecise and may not reflect actual reserves or future production.

Should we encounter mineralization or formations different from those predicted by past drilling, sampling and similar examinations, reserve estimates may have to be adjusted and mining plans may have to be altered in a way that might ultimately cause our results of operations and financial condition to decline. Moreover, if the price of gold declines, or stabilizes at a price that is lower than recent levels, or if our production costs, and in particular our labor, water, steel and electricity costs, increase or recovery rates decrease, it may become uneconomical to recover Ore Reserves containing relatively lower grades of mineralization. Under these circumstances, we would be required to re-evaluate our Ore Reserves. Short-term operating factors relating to the Ore Reserves, such as the need for sequential development of ore bodies and the processing of new or different grades, may increase our production costs and decrease our profitability during any given period. These factors have and could result in reductions in our Ore Reserve estimates, which could in turn adversely impact upon the total value of our mining asset base and our business, operating results and financial condition.

Gold mining is susceptible to numerous events that could have an adverse impact on a gold mining business.

The business of gold mining takes place in underground mines, open pit mines and surface operations for the retreatment of rock dumps and tailings dams. These operations are exposed to numerous risks and events, the occurrence of which may result in the death of, or personal injury to, employees, the loss of mining equipment, damage to or destruction of mineral properties or production facilities, monetary losses, delays in production, environmental damage, loss of the license to mine and potential legal claims. The risks and events associated with the business of gold mining include, but are not limited to:

- environmental hazards and pollution, including the discharge of gases, toxic chemicals, pollutants, radioactive materials and other hazardous material into the air and water;
- seismic activity which could lead to rock bursts, cave-ins, pit slope failures or, in the event of a significant event, total closure of sections or an entire underground mine;
- unexpected geological formations which reduce or prevent mining from taking place;
- flooding, landslides, sinkhole formation, ground subsidence, ground and surface water pollution, and waterway contamination;
- underground fires and explosions, including those caused by flammable gas;
- accidents caused from and related to drilling, blasting, removing, transporting and processing material, and the collapse of pit walls and tailings dams; and
- a decrease in labor productivity due to labor disruptions, work stoppages, disease, slowdowns or labor strikes.

In addition, deep level underground mines in South Africa, as compared to other gold mining countries, involve significant risks and hazards not associated with open pit or surface rock dump and tailings dam retreatment operations. These risks and hazards include underground fires, encountering unexpected geological formations, unanticipated ground and water conditions, fall-of-ground accidents and seismic activity. The level of seismic activity in a deep level gold mine varies based on the rock formation and geological structures in the mine. The occurrence of any of these hazards could delay production, increase production costs and may result in significant legal claims.

Risks related to doing business in South Africa

Political or economic instability in South Africa may reduce our production and profitability.

We are incorporated and own operations in South Africa. As a result, political and economic risks relating to South Africa could reduce our production and profitability. Large parts of the South African population are unemployed and do not have access to adequate education, health care, housing and other services, including water and electricity. Government policies aimed at alleviating and redressing the disadvantages suffered by the majority of citizens under previous governments may increase our costs and reduce our profitability. In recent years, South Africa has experienced high levels of crime. These problems have impeded fixed inward investment into South Africa and have prompted emigration of skilled workers. As a result, we may have difficulties attracting and retaining qualified employees.

Recently, the South African economy has been growing at a relatively slow rate, inflation and unemployment have been high by comparison with developed countries, and foreign currency reserves have been low relative to other emerging market countries. In the late 1980s and early 1990s, inflation in South Africa reached highs of 20.6%. This increase in inflation resulted in considerable year on year increases in operational costs. The inflation rate in South Africa still remains relatively high compared to first world countries, as of June 2010, the Consumer Price Inflation Index, or CPI, stood at 4.2%, down from 6.9% in June 2009, and 12.2% in June 2008. The relatively high inflation rate continued at 3.5% as at September 30, 2010. Continuing high levels of inflation in South Africa for prolonged periods, without a concurrent devaluation of the rand or increase in the price of gold, could result in an increase in our costs which could reduce our profitability. In January 2009, the South African Reserve Bank changed the way inflation is measured by expanding the range of consumer goods used and changing the benchmark measure from CPIX (CPI minus mortgage costs) to CPI. Mortgage costs have been replaced by owners' equivalent rental (OER) to capture housing costs, making CPIX redundant. The closest measure to CPIX is CPI minus OER.

Power stoppages or increases in the cost of power could negatively affect our results and financial condition.

Our mining operations are dependent on electrical power supplied by Eskom, South Africa's state owned utility company. As a result of a substantial increase in demand and insufficient generating capacity, Eskom has warned that the country could face disruptions in electrical power supply. The available generating capacity of electricity was constrained mainly as a result of unplanned maintenance at some of Eskom's power stations, insufficient supply of coal to the coal fired plants and skills shortages. On January 25, 2008, Eskom announced that they could no longer guarantee the supply of electricity to the South African mining industry. Eskom subsequently cut off power supply to the mining industry for five days in fiscal 2008 and a number of power outages followed over several months thereafter. Eskom did manage to contain electricity stoppages but the fact remains that the country's current reserve capacity is insufficient and the risk of electricity stoppages is expected to continue through 2013. Apart from the five-day closure, our production has not been affected, however further power supply stoppages or power cost increases could have an adverse effect on our operating results and financial condition. From July 1, 2009, Eskom's average tariff increased by 31.3% and has adversely affected our production costs particularly at our Blyvoor operation. Eskom have indicated that they do not have sufficient funding required for planned infrastructure development, and have imposed the following average tariff increases: from April 1, 2010 an increase of 24.8%, from June 1, 2011 an increase of 25.8% and from June 1, 2012 an increase of 25.9%. These increases have had an adverse affect on our production costs particularly at our Blyvoor operation and could have a material adverse effect on our business, operating results and financial condition.

AIDS poses risks to us in terms of productivity and costs.

Acquired Immune Deficiency Syndrome, or AIDS, and tuberculosis which is closely associated with the onset of the disease and is exacerbated in the presence of HIV/AIDS, represents a very serious health care challenge in the mining industry. Human Immunodeficiency Virus, or HIV, is the virus that causes AIDS and South Africa has one of the highest HIV infection rates in the world. It is estimated that approximately 30% - 35% of the mining industry workforce in South Africa are HIV positive. The exact extent to which our mining workforce within South Africa is infected with HIV/AIDS is unknown at this stage. The existence of the disease poses a risk to us in terms of the potential reduction in productivity and increase in health and safety costs brought about by the company's social responsibility.

The treatment of occupational health diseases and the potential liabilities related to occupational health diseases may have an adverse effect on the results of our operations and our financial condition.

The primary area of focus in respect of occupational health within our operations is noise-induced hearing loss (NIHL), occupational lung diseases (OLD) and tuberculosis (TB). We provide occupational health services to our employees at our occupational health centers and continue to improve preventive occupational hygiene initiatives. If the costs associated with providing such occupational health services increase, such increase could have an adverse effect on the results of our operations and our financial condition.

Increased theft at our work sites, particularly of copper, may result in greater risks to employees or interruptions in production.

Crime statistics available in South Africa indicate an increase in theft. This together with price increases for copper as a commodity has resulted in the increased theft of copper cable. All of our operations experience high incidents of copper cable theft despite the implementation of security measures. In addition to the general risk to employees in an area where theft occurs, we may suffer production losses and incur additional costs as a result of power interruptions caused by cable theft.

Possible scarcity of water may negatively affect our results and financial condition.

National studies conducted by the Water Research Commission, released during September 2009, found that water resources were 4% lower than estimated in 1995 which may lead to the revision of water usage strategies by several sectors in the South African economy, including electricity generation and municipalities. This may result in rationing or increased water costs in the future. Such changes would adversely impact all of our operations, which require water to operate. In particular our surface retreatment operations, which use water to transport the slimes or sand from reclaimed areas to the processing plant and to the tailings facilities, would be adversely impacted. In addition, as our gold plants and piping infrastructure were designed to carry certain minimum throughputs, any reductions in the volumes of available water may require us to halt production at these operations. We are currently considering a project which envisages the pumping of underground water at ERPM for use by our surface retreatment operations.

Government policies in South Africa may adversely impact our operations and profits.

Government Regulation

The mining industry in South Africa is extensively regulated through legislation and regulations issued through the government's administrative bodies. These involve directives in respect of health and safety, the mining and exploration of minerals, and managing the impact of mining operations on the environment. A variety of permits and authorities are required to mine lawfully, and the government enforces its regulations through the various government departments. The formulation or implementation of government policies may be unpredictable on certain issues, including changes in laws relating to mineral rights and ownership of mining assets and the rights to prospect and mine and in extreme cases, nationalization.

The Mineral and Petroleum Resources Development Act, 2002

On May 1, 2004, the new Minerals and Petroleum Resources Development Act, or the MPRD Act, came into effect, which places all mineral and petroleum resources under the custodianship of the state. Private title and ownership in minerals, or the "old order rights," are to be converted to "new order rights," essentially the right to mine. The MPRD Act allows the existing holders of mineral rights a period of five years to apply for the conversion of used old order rights, and one year for the conversion of unused old order rights. Once these periods have lapsed, the holders may have to compete to acquire the right to mine minerals previously held under old order rights. We have submitted the respective applications in order to comply with the requirements of the Mining Charter as described below. To the extent that we are unable to convert some of our old order rights, we may have a claim for compensation based on expropriation. It is not possible to forecast with any degree of certainty whether a claim will be enforceable against the State, and if enforceable, the level of compensation we will receive, if any. Factors that are taken into account include market value, proof of actual loss, proof of ownership, nature of property, current use of the property and history of the acquisition.

Where new order rights are obtained under the MPRD Act, these rights will not be equivalent to our existing property rights. The area covered by the new order rights may be reduced by the State if it finds that the prospecting or mining work program submitted by an applicant does not substantiate the need to retain the area covered by the old order rights. The duration of the new order rights will no longer be perpetual but rather, in the case of new order mining rights, for a maximum of 30 years with renewals of up to 30 years each and, in the case of prospecting rights, up to five years with one renewal of up to three years. In addition, the new order rights will only be transferable subject to the approval of the Minister of Mineral Resources (formerly Minister of Minerals and Energy). Mining or prospecting must commence within one year or 120 days, respectively, of the mining right or prospecting right becoming effective, and must be conducted continuously and actively thereafter. The new rights can be suspended or cancelled by the Minister of Mineral Resources in the event of a breach or, in the case of mining rights, non-optimal mining in accordance with the mining work program.

The implementation of the MPRD Act will result in significant adjustments to our property ownership structure. We have lodged applications to convert all of our old order rights, however, to the extent that we are unable to convert some of our old order rights to new order rights, and that the exclusive rights to minerals we enjoyed under the previous statutory regime are diminished, the operations of the MPRD Act may result in significant adjustments to our property ownership structure, which in turn could have a material adverse effect on the underlying value of our operations. West Wits and West Witwatersrand Consolidated Mine's application for conversion has been approved. Benoni and ERPM's applications for conversion have received preliminary approval but are still awaiting dates of execution from the Department of Mineral Resources. As at September 30, 2010 the remainder of our old order mining rights is yet to be converted into new order mining rights. The MPRD Act states that the conversions must be granted by the minister if all requirements are completed but it does not stipulate any time frame. The MPRD Act also provides for holders of old order rights to continue to operate under the terms and conditions of such rights until conversions under the MPRD Act have been completed.

Taxation reform and mining royalties

The South African government has declared its intention to revisit the taxation regime of South African gold mining companies. The South African gold mining industry is taxed under the gold taxation formula which recognizes the high level of capital expenditure required to sustain a mining operation over the life of the mine. This results in an additional tax benefit not afforded to other commercial companies. In addition, the South African Government initially indicated that it was looking at a revenue based royalty for mining companies, as outlined in the draft Mineral and Petroleum Royalty Bill, 2003, or Royalty Bill, which was released in March 2003 for comment. Two more drafts of the Royalty Bill were subsequently released on October 11, 2006 and December 6, 2007 after going through several revisions. The Royalty Bill was promulgated by government on August 14, 2008. The Mineral and Petroleum Resources Royalty Act was published on October 11, 2006 for public comment. The Mineral and Petroleum Resources Royalty Act, No.28 of 2008 was enacted on November 21, 2008 and was published in the South African Government Gazette on November 24, 2008 and Mineral and the Petroleum Resources Royalty Act (Administration), No.29 of 2008 on November 26, 2008, and was effective from March 1, 2010. These acts provide for the payment of a royalty, calculated through a royalty rate formula (using rates of between 0.5% and 5.0%) applied against gross revenue per year, payable half yearly with a third and final payment thereafter. The royalty is tax deductible and the cost after tax amounts to a rate of between 0.33% and 3.3% at the prevailing marginal tax rates applicable to the group. The royalty is payable on old unconverted mining rights and new converted mining rights. Introduction of similar revenue based royalties or any future tax reforms would have an adverse effect on the business, operating results and financial condition of our operations.

The Broad Based Socio-Economic Empowerment Charter

The Broad Based Socio-Economic Empowerment Charter for the South African Mining Industry, or Mining Charter (effective from May 1, 2004), establishes certain numerical goals and timeframes to transform equity participation in the mining industry in South Africa.

The goals set by the Mining Charter include that each mining company must achieve 15 percent ownership by historically disadvantaged South Africans of its South African mining assets within five years and 26 percent ownership within ten years from May 1, 2004. This is to be achieved by, among other methods, the sale of assets to historically disadvantaged persons on a willing seller/willing buyer basis at fair market value. When considering applications for the conversion of existing rights, the State will take a “scorecard” approach, evaluating the commitments of each company to the different facets of promoting the objectives of the Mining Charter. Failure on our part to comply with the requirements of the Mining Charter and the “scorecard” could subject us to negative consequences. We may incur expenses in giving additional effect to the Mining Charter and the “scorecard”, including costs which we may incur in facilitating the financing of initiatives towards ownership by historically disadvantaged persons. There is also no guarantee that any steps we might take to comply with the Mining Charter would ensure that we could successfully acquire new order mining rights in place of our existing rights. In addition, the terms of such new order rights may not be as favorable to us as the terms applicable to our existing rights. We run the risk of losing our mining rights if we do not comply with the requirements stipulated in the Mining Charter. This could have an adverse affect on our business, operating results and financial condition.

Land claims

Our privately held land and mineral rights in South Africa could be subject to land restitution claims under the Restitution of Land Rights Act, 1994 (as amended), or Land Rights Act. Under the Land Rights Act, any person who was dispossessed of rights to land in South Africa as a result of past racially discriminatory laws or practices is granted certain remedies, including the restoration of the land. The initial deadline for such claims was December 31, 1998. We have not been notified of any land claims, but it is possible that administrative delays in the processing of claims could have delayed such notification. Any claims of which we are notified in the future could have a material adverse effect on our right to the properties to which the claims relate and prevent us using that land and exploiting any Ore Reserves located there. This could have an adverse affect on our business, operating results and financial condition.

Since our South African labor force has substantial trade union participation, we face the risk of disruption from labor disputes and new South African labor laws.

Labor costs constitute 34% of our production costs for fiscal 2010, 39% for fiscal 2009 and 41% for fiscal 2008. As of June 30, 2010, we employ and contract 6,409 people, of whom approximately 83% are members of trade unions or employee associations. We have entered into various agreements regulating wages and working conditions at our mines. Unreasonable wage demands could increase production costs to levels where our operations are no longer profitable. This could lead to accelerated mine closures and labor disruptions. In addition, we are subject to strikes by workers from time to time, which result in disruptions to our mining operations. For example, from September 15, 2009 until October 11, 2009, a strike by members of the NUM union in connection with a dispute over new wage agreements resulted in an average daily gold production loss of 320 ounces, almost entirely from Blyvoor’s deep-level underground mining operations.

In recent years, labor laws in South Africa have changed in ways that significantly affect our operations. In particular, laws that provide for mandatory compensation in the event of termination of employment for operational reasons and that impose large monetary penalties for non-compliance with the administrative and reporting requirements of affirmative action policies could result in significant costs to us. In addition, future South African legislation and regulations relating to labor may further increase our costs or alter our relationship with our employees. Labor cost increases could have an adverse effect on our business, operating results and financial condition.

Labor unrest and xenophobia could affect production.

We may experience labor unrest at our operations. In particular, during October and November 2002, ERPM experienced some labor unrest during which several striking contract workers were wounded and two workers were killed by employees of a private security company. Furthermore, during fiscal 2008, South Africa fell victim to a slew of xenophobic attacks when a series of riots started in the township of Alexandra. This violence of locals attacking migrants from other African countries had a direct impact on our operations at ERPM. Three employees died and attendance was down at the operation for several days. Although these attacks have been contained, the challenge for the South African Government is to come up with a long-term and judicious immigration policy.

A repeat of such events could have an adverse effect on our business, operating results and financial condition.

Our financial flexibility could be materially constrained by South African currency restrictions.

South African law provides for exchange control regulations, which restrict the export of capital from the Common Monetary Area, including South Africa. The Exchange Control Department of the South African Reserve Bank, or SARB, is responsible for the administration of exchange control regulations. In particular, South African companies:

- are generally not permitted to export capital from South Africa or to hold foreign currency without the approval of SARB;
- are generally required to repatriate, to South Africa, profits of foreign operations; and
- are limited in their ability to utilize profits of one foreign business to finance operations of a different foreign business.

While the South African Government has relaxed exchange controls in recent years, it is difficult to predict whether or how it will further relax or abolish exchange control measures in the future. For further information see Item 10D.: “Exchange Controls.”

Risks related to ownership of our ordinary shares or ADSs

Your ability to sell a substantial number of ordinary shares may be restricted by the limited liquidity of ordinary shares traded on JSE Limited, or JSE.

In July 2006, we delisted from the Australian Stock Exchange and currently our primary listing for our ordinary shares is only the JSE. The principal trading market for our ADSs is the Nasdaq Capital Market, or Nasdaq. On a historical basis, the trading volumes and liquidity of shares listed on the JSE have been low in comparison with the Nasdaq. For the 12 months ended June 30, 2010, only 25% of the ordinary shares publicly traded were traded on the JSE. The limited liquidity of the ordinary shares traded on the JSE could limit your ability to sell a substantial number of ordinary shares on the JSE in a timely manner, especially by means of a large block trade.

Sales of large volumes of our ordinary shares or ADSs or the perception that these sales may occur, could adversely affect the prevailing market price of such securities.

The market price of our ordinary shares or ADSs could fall if substantial amounts of ordinary shares or ADSs are sold by our stockholders, or there is the perception in the marketplace that such sales could occur. Current holders of our ordinary shares or ADSs may decide to sell them at any time. Sales of our ordinary shares or ADSs, if substantial, or the perception that these sales may occur to be substantial, could exert downward pressure on the prevailing market prices for our ordinary shares or ADSs, causing their market prices to decline. Trading activity of hedge funds and the ability to borrow script in the market place will increase trading volumes and may place our share price under pressure.

Your rights as a shareholder are governed by South African law, which differs in material respects from the rights of shareholders under the laws of other jurisdictions.

Our Company is a public limited liability company incorporated under the laws of the Republic of South Africa. The rights of holders of our ordinary shares, and therefore many of the rights of our ADS holders, are governed by our memorandum and articles of association and by South African law. These rights differ in material respects from the rights of shareholders in companies incorporated elsewhere, such as in the United States. In particular, South African law significantly limits the circumstances under which shareholders of South African companies may institute litigation on behalf of a company.

We may be subject to an increase in compliance costs with our continued efforts to increase the transparency of our reporting requirements and changing corporate governance initiatives.

As a result of our listings on the Nasdaq Capital Market and JSE, we are required to comply with new and changing reporting requirements that have over recent years emphasized an increase in the transparency of public disclosure. The associated regulatory standards set forth by the exchanges' governing bodies may change over time and may be subject to interpretation. As a result we may not execute the application of these standards properly and will congruently experience an increase in the cost of our compliance efforts. For example, management's required assessment of our internal controls over the financial reporting process stipulated by Section 404 of the Sarbanes-Oxley Act of 2002 commands the need for resources from management in addition to our external auditors who are required to attest to our internal control over financial reporting. Maintaining high standards of corporate governance and public disclosure is highly prioritized in our organization and with our continued efforts to comply with these laws currently effective and any future legislative introductions or changes, we will continue to incur the related costs.

It may not be possible for you to effect service of legal process, enforce judgments of courts outside of South Africa or bring actions based on securities laws of jurisdictions other than South Africa against us or against members of our board.

Our Company, certain members of our board of directors and executive officers are residents of South Africa. In addition, our cash producing assets are located outside the United States and a major portion of the assets of members of our board of directors and executive officers are either wholly or substantially located outside the United States. As a result, it may not be possible for you to effect service of legal process, within the United States or elsewhere outside South Africa, upon most of our directors or officers, including matters arising under United States federal securities laws or applicable United States state securities laws.

Moreover, it may not be possible for you to enforce against us or the members of our board of directors and executive officers judgments obtained in courts outside South Africa, including the United States, based on the civil liability provisions of the securities laws of those countries, including those of the United States. A foreign judgment is not directly enforceable in South Africa, but constitutes a cause of action which will be enforced by South African courts provided that:

- the court which pronounced the judgment had jurisdiction to entertain the case according to the principles recognized by South African law with reference to the jurisdiction of foreign courts;
- the judgment is final and conclusive (that is, it cannot be altered by the court which pronounced it);
- the judgment has not lapsed;
- the recognition and enforcement of the judgment by South African courts would not be contrary to public policy, including observance of the rules of natural justice which require that no award is enforceable unless the defendant was duly served with documents initiating proceedings, that he was given a fair opportunity to be heard and that he enjoyed the right to be legally represented in a free and fair trial before an impartial tribunal;
- the judgment was not obtained by fraudulent means;
- the judgment does not involve the enforcement of a penal or revenue law; and
- the enforcement of the judgment is not otherwise precluded by the provisions of the Protection of Business Act, 1978 (as amended), of South Africa.

It is the policy of South African courts to award compensation for the loss or damage actually sustained by the person to whom the compensation is awarded. Although the award of punitive damages is generally unknown to the South African legal system that does not mean that such awards are necessarily contrary to public policy. Whether a judgment was contrary to public policy depends on the facts of each case. Exorbitant, unconscionable, or excessive awards will generally be contrary to public policy. South African courts cannot enter into the merits of a foreign judgment and cannot act as a court of appeal or review over the foreign court. South African courts will usually implement their own procedural laws and, where an action based on an international contract is brought before a South African court, the capacity of the parties to the contract will usually be determined in accordance with South African law. It is doubtful whether an original action based on United States federal securities laws may be brought before South African courts. A plaintiff who is not resident in South Africa may be required to provide security for costs in the event of proceedings being initiated in South Africa. Furthermore, the Rules of the High Court of South Africa require that documents executed outside South Africa must be authenticated for the purpose of use in South African courts. It is not possible therefore for an investor to seek to impose criminal liability on us in a South African court arising from a violation of United States federal securities laws.

ITEM 4. INFORMATION ON THE COMPANY

4A. HISTORY AND DEVELOPMENT OF THE COMPANY

Introduction

DRDGOLD Limited is a South African gold mining company engaged in underground and surface gold mining including exploration, extraction, processing and smelting. We have a 74% interest in DRDGOLD South African Operations (Pty) Limited, or DRDGOLD SA. Of the remaining 26%, 20% is held by our Black Economic Empowerment, or BEE, partner Khumo Gold SPV (Pty) Limited, or Khumo Gold and 6% is held by an employee trust (known as DRDSA Empowerment Trust). DRDGOLD SA wholly owns and operates Blyvooruitzicht Gold Mining Company Limited, or Blyvoor, East Rand Proprietary Mines Limited, or ERPM, and Crown Gold Recoveries (Pty) Limited, or Crown. DRDGOLD SA also wholly owns Ergo Mining (Pty) Limited, or the Ergo JV, and it owns 65% of the Elsburg Gold Mining Joint Venture, or ErgoGold, with DRDGOLD holding the remaining 35%. DRDGOLD is also a 50% partner in an early-stage gold exploration project on Zimbabwe's Greenstone Belt. . As at June 30, 2010, DRDGOLD's foreign subsidiaries, which were the holding companies for its previously disposed Australasian operations, have been placed into voluntary liquidation.

We are a public limited liability company, incorporated on February 16, 1895, as Durban Roodepoort Deep, Limited, and our shares were listed on the JSE in that same year. In 1898, our milling operations commenced with 30 stamp mills and in that year we treated 38,728 tons of ore and produced 22,958 ounces of gold. On December 3, 2004, the company changed its name from Durban Roodepoort Deep, Limited to DRDGOLD Limited. In South Africa, we have focused our operations on the West Witwatersrand Basin which has been a gold producing region for over 100 years.

To facilitate access to global capital markets our shares and/or related instruments trade on the JSE, Nasdaq, the Marche Libre on the Paris Bourse, the Brussels Bourse in the form of International Depository Receipts, the Over The Counter, or OTC, market in Berlin and Stuttgart and the Regulated Unofficial Market on the Frankfurt Stock Exchange.

Our registered office and business address is 1st Floor, Building 1, Quadrum Office Park, 50 Constantia Boulevard, Constantia Kloof Ext. 28, Roodepoort, South Africa. The postal address is P.O. Box 390, Maraisburg 1700, South Africa. Our telephone number is (+27 11) 470-2600 and our facsimile number is (+27 11) 470-2618. We are registered under the South African Companies Act, 1973 (as amended) under registration number 1895/000926/06. For our ADSs, The Bank of New York, at 101 Barclay Street, New York, NY 10286, United States, has been appointed as agent.

South African Operations

- **Blyvoor**, acquired on September 15, 1997, in exchange for 12,693,279 of our ordinary shares, is a predominantly underground operating mine located within the Witwatersrand Basin, exploiting gently to moderately dipping gold bearing quartz pebble conglomerates in addition to certain surface sources.

- **Crown,** acquired on September 14, 1998, in exchange for 5,925,139 of our ordinary shares, also located within the Witwatersrand Basin, exploits various surface sources, including sand and slime tailings deposited as part of previous mining operations.
- **ERPM** which consists of an underground mine and the Cason Dump surface retreatment operation was acquired on October 10, 2002, by Crown. Underground mining at ERPM was halted in October 2008.
- **Ergo** was formed in June 2007 to explore and evaluate the possibility of processing up to 1.7 billion tons of gold, uranium and sulphur-bearing tailings on the East and Central Rand goldfields of South Africa. Initially established as a 50:50 joint venture with Mintails SA (Pty) Limited, or Mintails SA, a subsidiary of Mintails Limited of Australia, DRDGOLD acquired the remaining 50% interest owned by Mintails SA in the Ergo JV on January 21, 2010. Ergo Phase 1, to recover and treat over a period of 12 years, approximately 180 Mt of gold bearing surface tailings contained in the Elsburg tailings complex was established under the Elsburg Gold Mining Joint Venture, or ErgoGold. On March 31, 2009, DRDGOLD obtained control over ErgoGold, which was also formerly a 50:50 joint venture with Mintails SA.

Australasian Operations (discontinued operations)

- **Tolukuma** (various stakes acquired between September 1999 to June 2001, in exchange for a total of 8,125,082 shares and $3.3 million in cash), an underground mine in Papua New Guinea (PNG), provided an initial base in the Australasian region and led to the acquisition of a 20% interest in the unincorporated Porgera Joint Venture.

On September 10, 2007, Emperor Mines Limited, or Emperor, which held a 100% interest in Tolukuma announced its intention to divest the Tolukuma gold mine. On October 22, 2007, we sold our entire interest in Emperor.

Important Events in Our Development Generally and in the Current Year

Top Star Dump

On August 28, 2006, we concluded an agreement with AngloGold Ashanti Limited, or AngloGold Ashanti, to purchase the remaining extent of Erf 1 Park Central Township, better known as "The Top Star Dump", in central Johannesburg for an amount of R8.0 million. A further R28.4 million was spent on the infrastructure required to process the dump. The Top Star Dump was evaluated geostatistically by us and reviewed independently by Coffey Mining (an exploration, mining and resource consulting firm) and had a probable reserve of 5.2 Mt, at a grade of 0.775 g/t.

On August 30, 2006, the Provincial Heritage Resources Authority of Gauteng, or PHRAG, published a notice in the Gauteng Provincial Gazette in terms of which the dump was provisionally protected for a period of two years. We lodged an appeal against the decision to issue the protection order, and on October 30, 2007 the PHRAG withdrew the protection order.

On August 21, 2008 a Mining Right was granted for gold recovery over the Top Star Dump, in favor of Crown by the Department of Mineral Resources with effect from August 21, 2008. The mining right for the Top Star Dump has been granted until August 20, 2013.

Ergo (consisting of ErgoGold and the Ergo JV)

On June 7, 2007, we and Mintails announced the formation of Ergo, a joint venture between Mintails SA and DRDGOLD SA. Following discussions initiated in the first quarter of 2007, the joint venture parties agreed to pursue a strategy to consolidate certain of their assets on the East Rand. Mintails SA contributed one fully refurbished carbon-in-leach, or CIL, circuit at the Brakpan plant and DRDGOLD SA contributed the Elsburg tailings complex, comprising approximately 180 Mt of tailings. This part of the project, previously referred to as Ergo Phase 1, was subsequently established under the Elsburg Gold Mining Joint Venture, or ErgoGold. Mintails SA and DRDGOLD SA, through their subsidiaries, initially owned 50% each of ErgoGold and the Ergo JV.

On August 6, 2007, the joint venture parties entered into a sale of assets agreement with AngloGold Ashanti pursuant to which it acquired the remaining moveable and immovable assets of the Ergo plant for a consideration of R42.8 million. These assets will be operated by Ergo for its own account, under the AngloGold Ashanti authorizations, until new order mining rights have been obtained. These assets consist of servitudes (access agreements), infrastructure, piping, equipment, old order mining rights and the right to an additional 15 Mt of tailings material.

On November 26, 2007, we announced that DRDGOLD SA signed a binding term sheet with Mintails SA, which provided for significant expansion of the joint venture through:

- the planned refurbishment of all infrastructure at the Brakpan plant, to increase capacity from one CIL gold recovery circuit to a plant capable of processing tailings for the recovery of gold, uranium and sulphuric acid; and
- substantially increasing available tailings material from 180 Mt to up to 1,700 Mt, by securing rights over tailings dumps and slimes dams in the region.

Additional agreements were concluded on November 14, 2007 for:

- the acquisition by Ergo of additional tailings properties and the Withok deposition complex from AngloGold Ashanti for a payment of R45.0 million and assumption of rehabilitation obligations; and
- the acquisition by Mintails SA of an option to acquire tailings properties (the Grootvlei Properties), comprising some 105 Mt, from Pamodzi Gold Limited. The Grootvlei properties formed part of the Mintails SA contribution to the expanded Ergo JV.

Ergo Phase 1 (ErgoGold) involved the refurbishment of one CIL circuit at the Brakpan plant with the capacity to treat an estimated 15Mt of tailings a year, for the recovery of approximately 75,000 ounces of gold a year. Ergo Phase 2 includes the expansion of the gold plant by refurbishing the second CIL circuit and developing uranium and acid plants. Ergo is managed by Crown.

On September 29, 2008, DRDGOLD SA acquired a further 15% interest in ErgoGold from Mintails SA resulting in DRDGOLD SA, which holds its interest through its subsidiary, ERPM, holding a 65% interest and Mintails SA a 35% interest in the joint venture. On December 8, 2008, DRDGOLD agreed to acquire Mintails SA's remaining interest in ErgoGold, as well as all of the shareholder's loans owed by ErgoGold to the Mintails group. The acquisition, which was completed on March 31, 2009, resulted in the Group acquiring 100% of ErgoGold. The purchase consideration was paid in cash and amounted to R100.0 million for the 15% interest and R177.0 million for the 35% interest.

On January 21, 2010, DRDGOLD SA through its subsidiary ERPM, acquired the remaining 50% interest in the Ergo JV from Mintails SA for a total consideration of R82.1 million, consisting of R62.1 million in cash and payment of the balance of R20.0 million with DRDGOLD's shares in Witfontein Mining (Pty) Limited. The transaction was completed April 15, 2010 and recorded in the financial statements effective May 1, 2010.

DRDGOLD treats ErgoGold and the Ergo JV as one operating segment, called Ergo, and includes their respective financial results within its Annual Report in accordance with IFRS 8 (Operating Segments). Furthermore, the company's management believes it is appropriate to present ErgoGold and the Ergo JV together in this discussion as they share the same infrastructure, human resources and mineable material, with ErgoGold being focused on the extraction of gold from the re-treatment of the Elsburg and Benoni deposition sites, and the Ergo JV being an exploration project focused on the extraction of uranium and further gold from a range of deposition sites (including the Elsburg and Benoni sites).

Emperor

On July 27, 2007, DRDGOLD shareholders at a general meeting approved the disposal by Emperor of its 20% interest in the Porgera Joint Venture to a subsidiary of Barrick for a purchase consideration of $250.0 million and the grant of an option to Barrick or its nominee to subscribe for 153,325,943 shares in Emperor. Emperor shareholders also approved the disposal and a capital distribution of A$0.05 per Emperor share to Emperor shareholders by way of a capital return out of the surplus cash realized from the disposal, at a general meeting held on July 30, 2007. The sale transaction was completed on August 17, 2007, for a final cash consideration of R1.9 billion ($255.0 million), which included interest, and subsequently Emperor retired all its debt facilities. The capital distribution was completed on September 3, 2007.

On October 22, 2007, we sold our entire interest in Emperor for R355.8 million (A$55.9 million) to 26 institutional investors with each acquiring between 0.4% and 21.6% of the shares.

ERPM

On October 6, 2008 we ceased pumping at ERPM's South West Vertical Shaft for safety reasons following the death of two employees underground. Post mortems suggested that the two men, who had been conducting routine water level measurements, died of asphyxiation. The South West Vertical Shaft had been used only for water pumping purposes for several years.

The Department of Mineral Resources issued a Section 54 notice under the Mine Health and Safety Act, subjecting access into the area to certain restrictions and conditions relating to ventilation. On October 23, 2008, drilling and blasting operations were suspended in all shafts after the cessation of pumping of underground water at South West Vertical shaft on October 6, 2008 for safety reasons.

On November 19, 2008, we announced our intention to place on care and maintenance the underground operations of ERPM, and to proceed with a consultation process in terms of Section 189A of the Labour Relations Act to determine the future of the mine's 1,700 employees. The consultation process was completed on January 20, 2009 and 1,335 employees were retrenched. On August 20, 2009, we discontinued care and maintenance and closed the underground operations.

Blyvoor

On November 9, 2009, we announced that, in a bid to save our Blyvoor mine from liquidation, we intended applying to the High Court of South Africa for a provisional judicial management order over the operation. A provisional judicial management order was granted by the High Court of South Africa on November 10, 2009.

The application, in terms of the provisions of Section 427 of the South African Companies Act, was prompted by Blyvoor's inability to continue to sustain losses incurred since April 2009, which were brought about by the following circumstances:

- a drop in the rand gold price received between April 1, 2009 and September 30, 2009, due to the strengthening of the Rand against the US dollar;
- extensive damage caused during May 2009 to higher-grade underground production areas at Blyvoor's No. 5 Shaft by seismic activity, restoration of which was expected to take until March 2010 to complete;
- power utility Eskom's higher winter tariffs, compounded by a 32% price increase effective from July 1, 2009, and the likelihood of further increases in coming months; and
- the wage strike by the National Union of Mineworkers, which lasted for almost a month and resulted in the loss of approximately 8,000 ounces of production.

In terms of a provisional judicial management order, the court appoints a judicial manager who has a wide range of powers at his disposal to take such actions he deems necessary to save the business. These could include giving certain creditors temporary preference over others and agreeing compromises with creditors without the risk of committing an act of insolvency and thereby exposing the mine to liquidation.

On April 13, 2010, DRDGOLD announced that the High Court of South Africa had agreed to lift, with immediate effect, the provisional judicial management order in place since November 10, 2009. The Company's application to the court for the lifting of the provisional judicial management order, pointed out that for the period from November 2009 to February 2010, Blyvoor had traded at an unaudited profit of R33.6 million, the amount owed to trade creditors at the time when the provisional judicial management order was granted had been reduced from R39 million to R2.17 million, monthly production of gold had increased from 8,745 ounces to 10,127 ounces and the gold price had increased from R240,000/kg to R265,000/kg.

On December 2, 2009, DRDGOLD announced a proposed transaction to sell 60% of Blyvoor to Aurora Empowerment Systems (Pty) Limited, or Aurora, for R295 million. On April 1, 2010, the proposed transaction was cancelled by mutual agreement between DRDGOLD and Aurora.

Other

We concluded an agreement with M5 Developments (Pty) Limited, or M5, on July 21, 2005, under which M5, against payment of a non-refundable fee of R1.5 million, was granted an option to acquire Durban Deep's mine village for R15.0 million. On the exercise of the option, the option fee would be deemed part payment of the purchase consideration.

On November 18, 2005, M5 exercised the option and provided a guarantee for payment. Prior to the registration of transfer occurring, we were notified by Rand Leases Properties Limited (formerly JCI Properties Limited) of an alleged pre-emptive right in respect of the property in terms of an agreement dated December 1996, pursuant to which the property should be first offered to be sold to them on similar terms. We subsequently repudiated our agreement with M5 and notified Rand Leases Properties Limited that we did not intend offering the property to them. Both parties indicated to us their intentions to institute legal proceedings for the sale and transfer of the property. On December 12, 2006, Rand Leases Properties Limited issued a summons against us and we filed an appearance to defend. A trial date was allocated by the High Court of South Africa for April 25, 2008; however the trial date has been postponed and the parties have suspended the pleadings with the possibility of pursuing a settlement of the case.

On September 17, 2008, our wholly-owned subsidiary, DRD (Offshore) Limited, sold all of its shares in G.M. Network Limited, or GoldMoney, to other GoldMoney shareholders. The cash consideration in respect of the disposal amounted to R23.8 million ($2.9 million). GoldMoney is a company that holds the rights, patents and other intellectual property of GoldMoney.com, which is a product specializing in digital gold currency. We previously held a 50.25% shareholding in Net-Gold Services Limited, which was converted on March 30, 2008, into a 12.3% shareholding in GoldMoney.

In January 2009 we completed the acquisition of 28.33% of the shares in West Wits SA (Pty) Limited a subsidiary of West Wits Mining Limited, an Australian based listed company. The formation of the company was to explore, evaluate and potentially extract gold and uranium from the West Rand Goldfield of South Africa's Witwatersrand Basin.

On December 9, 2008, Argonaut Financial Services (Pty) Ltd, Mintails SA (Pty) Ltd and Witfontein Mining (Pty) Ltd, entered into a share purchase agreement (SPA) which resulted in Argonaut Financial Services (Pty) Limited (a wholly owned subsidiary of DRDGOLD) and Mintails SA each owning 50% of the shareholding of Witfontein as well as being authorized to each appoint 50% of the board. Previously Mintails SA owned 100% of the issued share capital of Witfontein. Witfontein is to be used as a future deposition establishment facility (i.e. slime deposition). On January 21, 2010, the Company entered into an agreement to sell its interest in Witfontein Mining (Pty) Limited to Mintails SA for R20 million and regulatory approval was obtained on April 15, 2010. The R20 million consideration was set off the acquisition price for the remaining 50% in the Ergo JV.

On July 22, 2009, the Company announced the rejection by the Mintails board of the offer by DRDGOLD SA to purchase the South African business assets of Mintails after its announcement dated June 29, 2009, which set out information relating to Mintails having conditionally accepted an offer by DRDGOLD SA, to acquire all of its South African business assets, excluding its interest in West Wits Mining Limited.

On June 30, 2010, DRDGOLD signed a heads of agreement with the JSE listed White Water Resources Limited, or White Water, according to which White Water would acquire from ERPM, for the amount of R18.5 million, the prospecting right over ERPM Extensions 1 and 2 and the mining right over ERPM Extension 1. ERPM`s mining right application over Extension 1 is pending. Both extensions are contiguous to the ERPM lease area. The purchase consideration would be settled through the issue of 74 million ordinary shares in White Water and 26 shares in a special purpose vehicle to be created which would hold the assets acquired by White Water from ERPM. In the event that the Department of Mineral Resources did not approve the transfer of one or more of the prospecting or mining rights the consideration would be reduced to R9.3 million to be settled through the issue of 37 million ordinary shares in White Water and 26 ordinary shares in the special purpose vehicle to ERPM. The transaction was subject to the successful conclusion of various conditions precedent, including approval of the transaction by White Water shareholders and the DRDGOLD board of directors. On September 7, 2010 negotiations were terminated due to the non-fulfillment of conditions precedent.

For further information on other capital investments, divestures, capital expenditure and capital commitments, see Item 4D.: "Property, Plant and Equipment," and Item 5B.: "Liquidity and Capital Resources."

4B. BUSINESS OVERVIEW

Description of Our Mining Business

Exploration

Exploration activities are focused on the extension of existing ore bodies and identification of new ore bodies both at existing sites and at undeveloped sites. Once a potential ore body has been discovered, exploration is extended and intensified in order to enable clearer definition of the ore body and the portions with the potential to be mined. Geological techniques are constantly refined to improve the economic viability of exploration and exploitation.

Mining

Our operations comprise relatively mature assets and the principal mining method used is the extraction of previously abandoned Ore Reserves, which require a high degree of opening up and retreatment of these previously abandoned Ore Reserves.

Our Metallurgical Plants and Processes

A detailed review of the metallurgical plants and processes for each of the mining operations is provided under Item 4D: "Property, Plant and Equipment."

Market

The gold market is relatively liquid compared to other commodity markets, with the price of gold generally quoted in dollars. Physical demand for gold is primarily for manufacturing purposes, and gold is traded on a world-wide basis. Refined gold has a variety of uses, including jewelry, electronics, dentistry, decorations, medals and official coins. In addition, central banks, financial institutions and private individuals buy, sell and hold gold bullion as an investment and as a store of value (due to the tendency of gold to retain its value in relative terms against basic goods and in times of inflation and monetary crises).

The use of gold as a store of value and the large quantities of gold held for this purpose in relation to annual mine production have meant that historically the potential total supply of gold has been far greater than demand. Thus, while current supply and demand play some part in determining the price of gold, this does not occur to the same extent as in the case of other commodities. Instead, the gold price has from time to time been significantly affected by macro-economic factors such as expectations of inflation, interest rates, exchange rates, changes in reserve policy by central banks, and global or regional political and economic crises. In times of inflation and currency devaluation, gold is often seen as a safe haven, leading to increased purchases of gold and support for its price.

The gold market was strong but remained volatile in fiscal 2010, trading between a low of $909 per ounce and a high of $1,261 per ounce. The average spot price was 25% higher than in the previous fiscal year, at $1,092 per ounce. Amid continuing global economic uncertainty, investors turned once more to gold (notably to safe-haven products such as Exchange Traded Funds) and this, together with more de-hedging activity and a slowdown in new mine supply, particularly from South Africa, saw demand exceed supply. The average gold price received by us for the year was R267,292 per kilogram which was 7% higher than the previous year at R250,589 per kilogram.

Looking ahead, we believe that the global economic environment, including economic uncertainty and other factors, will continue to make gold attractive to investors. The supply side shortfall is likely to continue because of circumstances including operational challenges and delays in opening new mines and the challenge, particularly to South African producers such as ourselves, of maintaining profitable production in the face of increasing mining depths and rising costs.

Our total revenue by geographic market was as follows:

	Year ended June 30,		
	2010 R'000	2009 R'000	2008 R'000
South Africa	1,990,522	1,910,738	1,843,912
Australasia	-	-	89,235
	1,990,522	1,910,738	1,933,147

All gold produced by our South African Operations is sold on our behalf by Rand Refinery Limited, or RRL, in accordance with a refining agreement entered into in October 2001. At our various operations the gold bars which are produced consist of approximately 85% gold, 7-8% silver and the balance comprises copper and other common elements. The gold bars are sent to RRL for assaying and final refining where the gold is purified to 99.9% and cast into troy ounce bars of varying weights. RRL then usually sells the gold on the same day as delivery, for the London afternoon fixed Dollar price, with the proceeds remitted to us in rand within two days. In exchange for this service, we pay RRL a variable refining fee plus fixed marketing, loan and administration fees. We currently own 4.0% (Fiscal 2009: 4.0%) of RRL (which is jointly owned by South African mining companies). Mr. T.J. Gwebu our Executive Officer Compliance, is a director of RRL and Mr. D.J. Pretorius, our Chief Executive Officer, is an alternate director of RRL.

Ore Reserves

The tables below set out the Proven and Probable Ore Reserves that are the Group's Ore Reserves as of June 30, 2010, and 2009, in both imperial and metric units. Our Ore Reserves are comprised of our attributable Ore Reserves.

Ore Reserve estimates in this Annual Report are reported in accordance with the requirements of the SEC's Industry Guide 7. Accordingly, as of the date of reporting, all reserves are planned to be mined out under the life of mine business plans within the period of our existing rights to mine, or within the time period of assured renewal periods of our rights to mine. In addition, as of the date of reporting, all reserves are covered by required permits and governmental approvals. See Item 4D.: "Property, Plant and Equipment" for a description of the rights in relation to each mine.

In South Africa, we are legally required to publicly report Ore Reserves and Mineral Resources in compliance with the South African Code for the Reporting of Mineral Resources and Ore Reserves, or SAMREC Code. The SEC's Industry Guide 7 does not recognize Mineral Resources. Accordingly, we do not include estimates of Mineral Resources in this Annual Report.

Ore Reserve calculations are subject to a review conducted in accordance with SEC Industry Guide 7. Components of the calculations included in the geological models and input parameters of the reserve estimation procedures, were checked. In addition, visual inspection of the planning to deliver an individual block to the metallurgical plant, and the recovery, and deposition of the tailings, took place. A check is also made of the financial input into the costs and revenue to affirm that they are within reasonable limits.

The Ore Reserves are inclusive of diluting materials and allow for losses that may occur when the material is mined. Ore Reserve tons, grade and content are quoted as delivered to the gold plant. There are two types of methods available to select ore for mining. The first is pay-limit, which includes cash costs, including overhead costs, to calculate the pay-limit grade. The second is the cut-off grade which includes cash costs, excluding fixed overhead costs, to calculate the cut-off grade, resulting in a lower figure than the full pay-limit grade. The cut-off grade is based upon direct costs from the mining plan, taking into consideration production levels, production efficiencies and the expected costs. We use the pay-limit to determine which areas to mine, as an overhead inclusive amount that is indicative of the break-even position, especially for marginal mining operations.

The pay-limit approach is based on the minimum in-situ grade of ore blocks, for which the production costs, which includes all overhead costs, including head office charges, are equal to a three-year historical average gold price per ounce for that year. This calculation also considers the previous three years' mining and milling efficiencies, which includes metallurgical and other mining factors and the production plan for the next twelve months. Only blocks above the pay-limit grade are considered for mining. The pay-limit grade is higher than the cut-off grade, because this includes overhead costs, which indicates the break-even position of the operation, especially significant for marginal mines.

When delineating the economic limits to the ore bodies, we adhere to the following guidelines:

- The potential ore to be mined is well defined by an externally verified and approved geological model created using our mining software;
- The potential ore, which is legally allowed to be mined, is also confined by the mine's lease boundaries; and
- A full life of mine business plan (physical 5 year plan) is constructed to mine the ore from existing infrastructure.

Our Ore Reserves figures are estimates, which may not reflect actual reserves or future production. We have prepared these figures in accordance with industry practice, converting mineral deposits to an Ore Reserve through the preparation of a mining plan. The Ore Reserve estimates contained herein inherently include a degree of uncertainty and depend to some extent on statistical inferences which may ultimately prove to have been unreliable.

Reserve estimates require revisions based on actual production experience or new information. Should we encounter mineralization or formations different from those predicted by past drilling, sampling and similar examinations, reserve estimates may have to be adjusted and mining plans may have to be altered in a way that might adversely affect our operations. Moreover, if the price of gold declines, or stabilizes at a price that is lower than recent levels, or if our production costs increase or recovery rates decrease, it may become uneconomical to recover Ore Reserves containing relatively lower grades of mineralization.

Our Ore Reserves are prepared using three year average gold prices at the time of reserve determination. In light of the significant increase in gold prices, since fiscal 2006 the Company prepares its life of mine business plans using the prevailing gold price at the time of the reserve determination, which is at the end of the fiscal year.

Gold prices and exchange rates used for Ore Reserves and for our business plan are outlined in the following table.

	2010		**2009**	
	Three-year average	Business Plan	Three-year average	Business Plan
Reserve gold price –$/oz	926	1,244	778	885
Reserve gold price –R/kg	236,752	306,081	199,331	241,834
Exchange rate –R/$	7.95	7.65	7.97	8.50

In fiscal 2010, our attributable Ore Reserves increased by 15% from 5.2 million ounces at June 30, 2009, to 6.0 million ounces at June 30, 2010, primarily as a consequence of the higher gold price.

Based on the life of mine business plans, the life of mine for each of our operations at June 30, 2010, were as follows:

	Underground		**Surface**	
Mine	**2010**	**2009**	**2010**	**2009**
Blyvoor	20 years	20 years	3 years	5 years
Crown	Not applicable	Not applicable	14 years	8 years
Ergo	Not applicable	Not applicable	12 years	12 years

Our Ore Reserves as of June 30, 2010 and 2009 are set forth in the table below.

Ore Reserves: Imperial

	At June 30, 2010						At June 30, 2009					
	Proven Ore Reserves			Probable Ore Reserves			Proven Ore Reserves			Probable Ore Reserves		
	Tons (mill)	Grade (oz/ton)	Gold Content ('000 ozs)	Tons (mill)	Grade (oz/ton)	Gold Content ('000 ozs)	Tons (mill)	Grade (oz/ton)	Gold Content ('000 ozs)	Tons (mill)	Grade (oz/ton)	Gold Content ('000 ozs)
Blyvoor[1]												
Underground	16.83	0.18	3,075	4.40	0.17	769	12.50	0.22	2,721	2.91	0.21	622
Surface	4.98	0.03	129	-	-	-	7.17	0.02	176	-	-	-
Total Blyvoor	**21.81**	**0.15**	**3,204**	**4.40**	**0.17**	**769**	**19.67**	**0.15**	**2,897**	**2.91**	**0.21**	**622**
Crown[1 2]												
Surface	18.74	0.02	293	50.64	0.01	565	13.45	0.02	242	12.08	0.01	168
Total Crown	**18.74**	**0.02**	**293**	**50.64**	**0.01**	**565**	**13.45**	**0.02**	**242**	**12.08**	**0.01**	**168**
Ergo[1 3]												
Surface	139.44	0.01	1,196	-	-	-	149.17	0.01	1,291	-	-	-
Total Ergo	**139.44**	**0.01**	**1,196**	**-**	**-**	**-**	**149.17**	**0.01**	**1,291**	**-**	**-**	**-**
Total Group												
Underground	16.83	0.18	3,075	4.40	0.17	769	12.50	0.22	2,721	2.91	0.21	622
Surface	163.16	0.01	1,618	50.64	0.01	565	169.80	0.01	1,709	12.08	0.01	168
Total[4]	**179.99**	**0.03**	**4,693**	**55.04**	**0.02**	**1,334**	**182.30**	**0.02**	**4,430**	**14.99**	**0.05**	**790**

[1] Proven and Probable Ore reserves for fiscal 2010 and 2009 reflect our attributable 74% interest in Blyvoor, Crown and Ergo.
[2] Crown's Ore reserves include the Cason Dump which is being processed by Crown, however the mining right for the Cason Dump is owned by ERPM. Fiscal 2009 has been restated.
[3] Ergo's Ore reserves include the Elsburg and Benoni tailings complexes which are being processed by Ergo, however the mining rights for these tailings are owned by ERPM. Fiscal 2009 has been restated.
[4] The Ore reserves listed in the above table are estimates of what can be legally and economically recovered from operations, and, as stated, are estimates of mill delivered in tons.

Ore Reserves: Metric

	At June 30, 2010						At June 30, 2009					
	Proven Ore Reserves			Probable Ore Reserves			Proven Ore Reserves			Probable Ore Reserves		
	Tonnes (mill)	Grade (g/tonne)	Gold Content (tonnes)	Tonnes (mill)	Grade (g/tonne)	Gold Content (tonnes)	Tonnes (mill)	Grade (g/tonne)	Gold Content (tonnes)	Tonnes (mill)	Grade (g/tonne)	Gold Content (tonnes)
Blyvoor[1]												
Underground	15.27	6.26	95.63	3.99	5.99	23.91	11.34	7.46	84.63	2.64	7.33	19.36
Surface	4.52	0.88	4.00	-	-	-	6.51	0.84	5.47	-	-	-
Total Blyvoor	**19.79**	**5.03**	**99.63**	**3.99**	**5.99**	**23.91**	**17.85**	**5.05**	**90.10**	**2.64**	**7.33**	**19.36**
Crown[1 2]												
Surface	17.00	0.54	9.11	45.94	0.38	17.56	12.20	0.62	7.52	10.96	0.48	5.22
Total Crown	**17.00**	**0.54**	**9.11**	**45.94**	**0.38**	**17.56**	**12.20**	**0.62**	**7.52**	**10.96**	**0.48**	**5.22**
Ergo[1 3]												
Underground	-	-	-	-	-	-	-	-	-	-	-	-
Surface	126.50	0.29	37.19	-	-	-	135.33	0.30	40.15	-	-	-
Total Ergo	**126.50**	**0.29**	**37.19**	**-**	**-**	**-**	**135.33**	**0.30**	**40.15**	**-**	**-**	**-**
Total Group												
Underground	15.27	6.26	95.63	3.99	5.99	23.91	11.34	7.46	84.63	2.64	7.33	19.36
Surface	148.02	0.34	50.30	45.94	0.38	17.56	154.04	0.35	53.14	10.96	0.48	5.22
Total[4]	**163.29**	**0.89**	**145.93**	**49.93**	**0.83**	**41.47**	**165.38**	**0.83**	**137.77**	**13.60**	**1.81**	**24.58**

[1] Proven and Probable Ore reserves for fiscal 2010 and 2009 reflect our attributable 74% interest in Blyvoor, Crown and Ergo.
[2] Crown's Ore reserves include the Cason Dump which is being processed by Crown, however the mining right for the Cason Dump is owned by ERPM. Fiscal 2009 has been restated.
[3] Ergo's Ore reserves include the Elsburg and Benoni tailings complexes which are being processed by Ergo, however the mining rights for these tailings are owned by ERPM Fiscal 2009 has been restated.
[4] The Ore reserves listed in the above table are estimates of what can be legally and economically recovered from operations, and, as stated, are estimates of mill delivered in tons.

The measurement and classification of our Proven and Probable Ore Reserves are sensitive to the fluctuation of the gold price. If we had used different gold prices than the three-year average prices at the time of reserve determination as of June 30, 2010, 2009 and 2008 respectively, we would have had significantly different reserves as of those dates. Using the same methodology and assumptions as were used to estimate Ore Reserves but with different gold prices, our attributable Ore Reserves as of June 30, 2010, 2009 and 2008 would be as follows:

Year ended June 30, 2010	**Three-year average price**	**Business Plan at prevailing price**	**10% Below prevailing price**	**10% Above prevailing price**
Rand gold price per kilogram	236,752	306,081	275,473	336,689
Dollar gold price per ounce	926	1,244	1,120	1,368
Attributable ore reserves (million ounces)	6.0	7.3	6.8	7.8

Year ended June 30, 2009	**Three-year average price**	**Business Plan at prevailing price**	**10% Below prevailing price**	**10% Above prevailing price**
Rand gold price per kilogram	199,331	241,834	217,651	266,017
Dollar gold price per ounce	778	885	796	973
Attributable ore reserves (million ounces)	5.2	6.1	5.6	6.4

Year ended June 30, 2008	**Three-year average price**	**Business Plan at prevailing price**	**10% Below prevailing price**	**10% Above prevailing price**
Rand gold price per kilogram	150,622	208,287	187,458	229,115
Dollar gold price per ounce	664	853	768	938
Attributable ore reserves (million ounces)	4.5	7.9	7.4	8.4

The approximate mining recovery factors for the 2010 ore reserves shown in the above table are as follows:

	Underground			**Surface**	
Mine	**Dilution (Sundries, Shortfall and Development) (%)**	**Mine Call Factor (%)**	**Metallurgical and recovery factor (%)**	**Mine Call Factor (%)**	**Metallurgical and recovery factor (%)**
Blyvoor	23.8	81.9	93.2	100.0	44.4
Crown	Not applicable	Not applicable	Not applicable	100.0	64.0
Ergo	Not applicable	Not applicable	Not applicable	100.0	43.0

The approximate mining recovery factors for the 2009 ore reserves shown in the above table are as follows:

	Underground			**Surface**	
Mine	**Dilution (Sundries, Shortfall and Development) (%)**	**Mine Call Factor (%)**	**Metallurgical and recovery factor (%)**	**Mine Call Factor (%)**	**Metallurgical and recovery factor (%)**
Blyvoor	22.8	78.7	94.0	100.0	48.3
Crown	Not applicable	Not applicable	Not applicable	100.0	64.0
Ergo	Not applicable	Not applicable	Not applicable	100.0	43.0

The following table shows the average drill/sample spacing (rounded to the nearest foot), as at June 30, 2010, for each category of Ore Reserves at our mines calculated based on a three year average dollar price of gold.

Mine	**Proven Reserves**	**Probable Reserves**
Blyvoor	16 ft. by 24 ft.	Nil
Crown	328 ft. by 328 ft.	328 ft. by 328 ft.
Ergo	328 ft. by 328 ft.	Nil

The pay-limit grades based on the three year average dollar price for gold and costs used to determine reserves as of June 30, 2010, are as follows:

	Underground		Surface	
Mine	Pay-limit grade (g/t)	Costs used to determine pay-limit grade (R/t)	Pay-limit grade (g/t)	Costs used to determine pay-limit grade (R/t)
Blyvoor	9.26	1,298.59	0.24	25.10
Crown	Not applicable	Not applicable	0.32	55.00
Ergo	Not applicable	Not applicable	0.19	23.14

The pay-limit grades and costs used to determine reserves as of June 30, 2009, are as follows:

	Underground		Surface	
Mine	Pay-limit grade (g/t)	Costs used to determine pay-limit grade (R/t)	Pay-limit grade (g/t)	Costs used to determine pay-limit grade (R/t)
Blyvoor	10.36	1,199.59	0.26	25.40
Crown	Not applicable	Not applicable	0.43	74.26
Ergo	Not applicable	Not applicable	0.29	34.00

We apply the pay-limit approach to the mineralized material database of our various shafts or business units in order to determine the tonnage and grade available for mining.

Governmental regulations and their effects on our business

South Africa

Common Law Mineral Rights and Statutory Mining Rights

Prior to the introduction of the MPRD Act in 2002, private ownership in mineral rights and statutory mining rights in South Africa could be acquired through the common law or by statute. Under the old regime, the term freehold title refers to a right of ownership of land and the surface thereof and the term “mining title” refers to a right of ownership of the minerals below the surface or the right to mine such minerals. With effect from May 1, 2004, all minerals have been placed under the custodianship of the South African government under the provisions of the MPRD Act, and old order proprietary rights need to be converted to new order rights of use within certain prescribed periods, as dealt with in more detail below.

Old Order Rights - Mining Authorizations

Holders of mining authorizations issued under the previous regime were given an opportunity to apply for conversion thereof until May 1, 2009. No person or mining entity may prospect or mine for minerals without being granted a prospecting or mining authorization. Prior to granting a prospecting or mining authorization, two requirements had to be fulfilled. First, the mining entity must either be the registered holder of the mineral rights or have obtained the written consent of the registered holder of the mineral rights to mine the minerals concerned for its own account. Second, the Department of Mineral Resources (formerly Department of Minerals and Energy), or the DMR, must be satisfied with the scale, manner and duration of the intended prospecting or mining operations and must approve an Environmental Management Program, or EMP. A prospecting permit was issued for a limited period but could be renewed on application. A mining license was generally issued until such time that the minerals could no longer be mined in an economically viable manner. The rights enjoyed under these authorities will endure until they are converted within the period of time prescribed in the MPRD Act. Thereafter, such rights will lapse.

Conversion of Rights under the Mineral and Petroleum Resources Development Act, 2002

Existing common law prospecting, mining and mineral rights, or old order rights, need to be converted into new order rights in order to ensure exclusive access to the mineral for which rights existed at the time of the enactment of the MPRD Act.

In respect of used old order mining rights, the DMR is obliged to convert the rights if the applicant complies with certain statutory criteria. These include the submission of a mining works program, demonstrable technical and financial capability to give effect to the program, provision for environmental management and rehabilitation, and compliance with certain black economic empowerment criteria and the social and labor plan. These applications had to be submitted within five years after the promulgation of the MPRD Act on May 1, 2004. Similar procedures apply where we hold prospecting rights and a prospecting permit and conduct prospecting operations. Where we hold unused old order rights however, the application for conversion to mining or prospecting rights had to be submitted within one year from May 1, 2004. The requirements for unused old order rights are more stringent than for used old order rights, particularly insofar as the percentage of ownership from historically disadvantaged groups is concerned. Under the MRPD Act, mining rights are not perpetual, but endure for a maximum of thirty years, after which they may be renewed for a further thirty years. Prospecting rights are limited to five years, with one renewal of three years. Applications for conversion of our mining rights have been submitted to the DMR and approval is awaited. During this period, we are permitted to continue to operate under the terms and conditions of the old order rights which we hold.

If any of our applications for conversion are refused, a claim for compensation, based on expropriation may be lodged against the State. The DMR may attach specific conditions and limitations to the exercise of new order rights. It may, for example, reduce the area over which the new order right applies, if it is of the view that the prospecting or mining works programs submitted by an applicant do not justify the extent of the area covered by the old order right. They may also be suspended or cancelled by the Minister of Mineral Resources in the event of a breach or, in the case of mining rights, of non-optimal mining in accordance with the mining works program.

Mining royalties

Royalties from mining activities became payable to the state, as from March 1, 2010, under provisions contained in the Mineral and Petroleum Resources Royalty Bill, or the Royalty Bill. The Royalty Bill was promulgated by government on August 14, 2008. The most significant feature of the Royalty Bill is that the royalty is to be determined in accordance with a formula based system and no longer to be a predetermined specific rate for the different types of minerals. The royalty will be deductible for normal income tax purposes.

The Royalty Bill defines the tax base as gross sales excluding the transportation and handling costs of the final product. The final product can be either the “refined” or “unrefined” mineral depending on the nature of the mineral in question. There has been general consensus that a formula derived mineral royalty rate regime is more equitable and provides the necessary relief for mines during times of difficulties, e.g. low commodity prices and mines that become marginal due to low grades. The formula-based mineral royalty rate regime also ensures that the State shares in the benefits of higher commodity prices. The State will thus share in the downside risks, when mines become marginal, and in the upside benefits during times of high commodity prices. Based on comments received the formulae were adjusted to take into account the capital intensive nature of certain mining operations, especially Gold mining and Oil and Gas. The formulae use earnings before income tax, or EBIT, with 100 percent capital expensing. Given that a distinction will be drawn between refined and unrefined minerals, the mineral royalty percentage rates (Y%) will be based on the following formulae:

For refined minerals: Y (%) = 0.5 + [(EBIT divided by (Gross Sales multiplied by 12.5)) multiplied by 100]. This rate will be capped at a maximum of 5.0%.

For unrefined minerals: Y (%) = 0.5 + [(EBIT divided by (Gross Sales multiplied by 9.0)) multiplied by 100]. This rate will be capped at a maximum of 7.0%.

For the purpose of calculating the royalty percentage rates a negative EBIT will be set equal to zero.

The Broad Based Socio-Economic Empowerment Charter

In order to promote broader based participation in mining revenue, the MPRD Act provides for a Mining Charter to be developed by the Minister within six months of commencement of the MPRD Act, beginning May 1, 2004. The Mining Charter came into effect in August 2004. In its current format its objectives include:

- increased direct and indirect ownership of mining entities by qualifying parties as defined in the Mining Charter;
- expansion of opportunities for persons disadvantaged by unfair discrimination under the previous political dispensation;
- expansion of the skills base of such persons, the promotion of employment and advancement of the social and economic welfare of mining communities; and
- promotion of beneficiation.

The Mining Charter sets certain numerical and timeframe goals on equity participation by historically disadvantaged South Africans of South African mining assets. It recommends that these are achieved by, among other methods, disposal of assets by mining companies to historically disadvantaged persons on a willing seller, willing buyer basis at fair market value. The goals set by the Mining Charter require each mining company to achieve 15 percent ownership by historically disadvantaged South Africans of its South African mining assets within five years and 26 percent ownership within ten years from May 1, 2004. It also sets out guidelines and goals in respect of employment equity at management level with a view to achieving 40 percent participation by historically disadvantaged persons in management and ten percent participation by women in the mining industry, each within five years from May 1, 2004. Compliance with these objectives is measured on the weighted average “scorecard” approach in accordance with a scorecard which was first published by the government in February 2003.

We are unable to identify any permits, rights or investments which we may lose as a result of any non-compliance. The provisions of the Mining Charter apply to each mining company individually. As transactions, to comply with the Mining Charter, are to be at fair market value, we do not anticipate incurring any loss in fulfilling our obligations provided that we are able to identify suitable partners that are able to obtain adequate funding.

We have achieved our commitment to ownership compliance with the MPRD Act by extending our existing black economic empowerment structure with Khumo Gold. The new structure resulted in Khumo Gold acquiring, as a first step, a 15% interest in a newly created vehicle, DRDGOLD SA, which holds 100% of ERPM, Crown, Blyvoor and the Ergo JV as well as 65% of ErgoGold. Khumo Gold acquired an additional 5% interest in DRDGOLD SA with the employee trust acquiring 6% in fiscal 2007. (See Item 4A.: "History and Development of the Company").

Mine Health and Safety Regulation

The South African Mine Health and Safety Act, 1996 (as amended), or the Mine Health and Safety Act, came into effect in January 1997. The principal object of the Mine Health and Safety Act is to improve health and safety at South African mines and to this end, imposes various duties on us at our mines, and grants the authorities broad powers to, among other things, close unsafe mines and order corrective action relating to health and safety matters. In the event of any future accidents at any of our mines, regulatory authorities could take steps which could increase our costs and/or reduce our production capacity. There are amendments to the act currently before parliament to ratify the stopping of production and increase punitive measures including increased financial fines and legal liability of mine management. Some of the more important new provisions in the bill as approved by the Portfolio Committee are a new section 50(7A) that obliges an inspector to impose a prohibition on the further functioning of a site where a person's death, serious injury or illness to a person, or a health threatening occurrence has occurred; a new section 86A(1) creating a new offence for any person who contravenes or fails to comply with the provisions of the Mine Health and Safety Act thereby causing a person's death or serious injury or illness to a person. Subsection (3) further provides that (a) the "fact that the person issued instructions prohibiting the performance or an omission is not in itself sufficient proof that all reasonable steps were taken to prevent the performance or omission"; and that (b) "the defense of ignorance or mistake by any person accused cannot be permitted"; or that (c) "the defense that the death of a person, injury, illness or endangerment was caused by the performance or an omission of any individual within the employ of the employer may not be admitted"; a new section 86A(2) creating an offence of vicarious liability for the employer where a Chief Executive Officer, manager, agent or employee of the employer committed an offence and the employer either connived at or permitted the performance or an omission by the Chief Executive Officer, manager, agent or employee concerned; or did not take all reasonable steps to prevent the performance or an omission. The maximum fines have also been increased. Any owner convicted in terms of section 86 or 86A may be sentenced to "withdrawal or suspension of the permit" or to a fine of R3 million or a period of imprisonment not exceeding five years or to both such fine and imprisonment, while the maximum fine for other offences and for administrative fines have all been increased, with the highest being R1 million.

Under the South African Compensation for Occupational Injuries and Diseases Act, 1993 (as amended), or COID Act, employers are required to contribute to a fund specifically created for the purpose of compensating employees or their dependants for disability or death arising in the course of their work. Employees who are incapacitated in the course of their work have no claim for compensation directly from the employer and must claim compensation from the COID Act fund. Employees are entitled to compensation without having to prove that the injury or disease was caused by negligence on the part of the employer, although if negligence is involved, increased compensation may be payable by this fund. The COID Act relieves employers from the prospect of costly damages, but does not relieve employers from liability for negligent acts caused to third parties outside the scope of employment. In fiscal 2010, we contributed approximately R10.5 million under the COID Act to a multi-employer industry fund administered by Rand Mutual Assurance Limited.

Under the Occupational Diseases in Mines and Works Act, 1973 (as amended), or the Occupational Diseases Act, the multi-employer fund pays compensation to employees of mines performing "risk work," usually in circumstances where the employee is exposed to dust, gases, vapors, chemical substances or other working conditions which are potentially harmful, or if the employee contracts a "compensatable disease," which includes pneumoconiosis, tuberculosis, or a permanent obstruction of the airways. No employee is entitled to benefits under the Occupational Diseases Act for any disease for which compensation has been received or is still to be received under the COID Act. Currently the Group is compliant with these payment requirements, which are based on a combination of the employee costs and claims made during the fiscal year.

Uranium and radon are often encountered during the ordinary course of gold mining operations in South Africa, and present potential risks for radiation exposure of workers at those operations and the public to radiation in the nearby vicinity. We monitor our uranium and radon emissions and believe that we are currently in compliance with all local laws and regulations pertaining to uranium and radon management and that we are within the current legislative exposure limits prescribed for workers and the public, under the Nuclear Energy Act, 1999 (as amended) and Regulations from the National Nuclear Regulator.

Environmental Regulation

Managing the impact of mining on the environment is extensively regulated by statute in South Africa. Recent statutory enactments set compliance standards both generally, in the case of the National Environmental Management Act, and in respect of specific areas of environment impact, as in the case of the Air Quality Act 2004, the National Water Act (managing effluent), and the Nuclear Regulator Act 1999. Liability for environmental damage is also extended beyond the corporate veil to impose personal liability on managers and directors of mining corporations that are found to have violated applicable laws.

The impact on the environment by mining operations is extensively regulated by the MPRD Act. The MPRD Act has onerous provisions for personal liability of directors of companies whose mining operations have an unacceptable impact on the environment.

Under the MPRD Act, new order mining rights are not issued unless a complete environmental impact assessment is conducted and all potentially affected parties have been given an opportunity to comment on the proposed mining. Mining companies are also required to demonstrate both the technical and financial ability to sustain an ongoing environmental management program, or EMP, and achieve ultimate rehabilitation, the particulars of which are to be incorporated in an EMP. This program is required to be submitted and approved by the DMR as a prerequisite for the issue of a new order mining right. Various funding mechanisms are in place, including trust funds and concurrent rehabilitation budgets, to fund the rehabilitation liability.

The MPRD Act imposes specific, ongoing environmental monitoring and financial reporting obligations on the holders of mining rights.

Because of the diverse nature of our operations, ranging from underground mining to surface reclamation activities, environmental risks vary from site to site. These risks have been addressed in EMPs which have been submitted to the DMR for approval. In November 2006, amended EMPs to conform to the required format of the MPRD Act were submitted for all operations in South Africa for approval. Additionally, the key environmental issues have been prioritized and are being addressed through active management input and support as well as progress measured in terms of activity schedules and timescales determined for each activity. Two environmental compliance assessments have been conducted at Blyvoor and Crown, which both show that these mines are in substantial compliance with the conditions of their EMPs.

Our existing reporting and controls framework is consistent with the additional reporting and assessment requirements of the MPRD Act.

Financial Provision for Rehabilitation

We are required to make financial provision for the cost of mine closure and post-closure rehabilitation, including monitoring once the mining operations cease. We have funded these environmental rehabilitation costs by making contributions over the life of the mine to environmental trust funds established for each operation. Funds are irrevocably contributed to trusts that function under the authority of trustees that have been appointed by, and who owe a statutory duty of trust, to the Master of the High Court of South Africa. The funds held in these trusts are invested primarily in interest bearing debt securities. As of June 30, 2010, we held a total of R126.1 million (2009: R129.7 million) in trust, the balance held in each fund being R31.9 million (2009: R29.8 million) for Blyvoor, R21.8 million (2009: R20.3 million) for Durban Deep, R52.3 million (2009: R44.9 million) for Crown, R20.1 million (2009: R17.2 million) for ERPM and nil for West Wits (2009: R17.2 million). Trustee meetings are held as required, and quarterly reports on the financial status of the funds, are submitted to our board of directors.

The financial provisions for West Wits and Durban Deep have been consolidated into a single fund. The West Wits financial provision has been impaired as at June 30, 2010, because it will be transferred along with the rehabilitation liability over the West Wits mining rights which have been disposed of. We address shortfalls in the funds by accruing trust investment income for the benefit of the funds and by replenishing it with the proceeds from the sale of redundant mining equipment at the end of the life of the mine. If any of the operations are prematurely closed, the rehabilitation funds may be insufficient to meet all the rehabilitation obligations of those operations.

Whereas the old Minerals Act allowed for the establishment of a fully funded rehabilitation fund over the life of mine, the MPRD Act assumes a fully compliant fund at any given time in the production life of a mine. The DMR appears to have taken a practical approach in dealing with this change, and has indicated that the traditional ring fencing of funds may, for investment purposes be relaxed, and that insurance instruments may also be received subject to the DMR’s consent, to make up the shortfall in available cash funds.

The aggregate group rehabilitation, reclamation and closure cost provision was R420.6 million at June 30, 2010, compared to R412.5 million at June 30, 2009.

4C. ORGANIZATIONAL STRUCTURE

The following chart shows our principal subsidiaries and joint venture as of September 30, 2010. All of our subsidiaries are incorporated in South Africa. We hold the majority of the investments directly or indirectly as indicated below. Refer to Exhibit 8.1 for a list of our significant subsidiaries.


DRDGOLD Limited
74%
100%
100%
DRDGOLD South African Operations (Pty) Limited
Durban Deep1
West Witswatersrand Gold Holdings Limited
100%
100%
100%
100%
Blyvooruitzicht Gold Mining Company Limited
Crown Gold Recoveries (Pty) Limited
East Rand Proprietary Mines Limited
West Witwatersrand Gold Mines Limited2
50%
50%
65%
35%
ERGO Mining (Pty) Limited
ErgoGold (formerly Elsburg Gold Mining Joint Venture)

[1] All shafts at Durban Deep have been closed.

[2] West Wits will be used going forward to extract and dispose of underground water.

4D. PROPERTY, PLANT AND EQUIPMENT

DRDGOLD OPERATIONS
SEPTEMBER 30, 2010


Johannesburg
Benoni
Brakpan
Carletonville
Crown
ERPM
ErgoGold
Nigel
Blyvoor
Vereeniging
Potchefstroom
Klerksdorp
0
10
20
kilometres
Gauteng
North West
Carletonville
Pretoria
Klerksdorp
Johannesburg
Bloemfontein
SOUTH AFRICA
Durban
East London
Cape Town
Port Elizabeth

Description of Significant Subsidiaries, Properties and Mining Operations

Witwatersrand Basin Geology

Blyvoor is predominantly an underground operating mine located within a geographical region known as the Witwatersrand Basin, exploiting gold bearing reefs in addition to certain surface sources. Crown, ERPM and Ergo are also located within the Witwatersrand Basin. Crown exploits various surface sources, including sand and slime tailings deposited as part of historical mining operations. ERPM, which halted its underground mining operation in October 2008, continues as a surface operation processing sand from the Cason Dump as part of the Crown operating segment. Ergo is a surface operation which is currently processing slime tailings from the Elsburg tailings facility, which were historically deposited by ERPM's underground mining operation. Our underground operation is typical of the many gold mining operations in the area which together have produced approximately 1.5 billion ounces of gold over a period of more than 100 years.

The Witwatersrand Basin comprises a 4 mile (6 kilometers) vertical thickness of sedimentary rocks situated within the Kaapvaal Craton, extending laterally for approximately 186 miles (299 kilometers) east-northeast and 62 miles (100 kilometers) South-Southeast. The sedimentary rocks generally dip at shallow angles towards the center of the basin, though locally this may vary. The Witwatersrand Basin is Achaean in age and the sedimentary rocks are considered to be approximately 2.7 to 2.8 billion years old.

Gold mineralization in the Witwatersrand Basin occurs within horizons termed reefs. These occur within seven separate goldfields located along the eastern, northern and western margins of the basin. These goldfields are known as the Evander Goldfield, the East Rand Goldfield, the West Rand Goldfield, the Far West Rand Goldfield, the Central Rand Goldfield, the Klerksdorp Goldfield and the Free State Goldfield. As a result of faulting and other primary controls of mineralization, the goldfields are not continuous and are characterized by the presence or dominance of different reef units. The reefs are generally less than 6 feet (2 meters) thick but, in certain instances, these deposits form stacked clastic wedges which are hundreds of feet thick.

The gold generally occurs in native form within the various reefs, often associated with pyrite and carbon.

Blyvoor

Overview

We own 74% of the Blyvooruitzicht Gold Mining Company Limited, (through our 74% holding in DRDGOLD SA), which in turn owns 100% of the Doornfontein Gold Mining Company Limited. The consolidated mining operation, referred to as Blyvoor, consists of the adjacent mines of Blyvooruitzicht and Doornfontein which are located within the Far West Rand Goldfield on the northwestern edge of the Witwatersrand Basin. Blyvoor was the first mine in the "West Wits" line. Together, these two operations have produced over 37 million ounces of gold since inception.

At June 30, 2010, Blyvoor had 4,480 employees, including contractors.

Property

Blyvoor is located on the West Wits line within the Far West Rand Goldfield on the northwestern rim of the Witwatersrand Basin, near the town of Carletonville, Gauteng Province, about 50.0 miles (80.5 kilometers) south-west of Johannesburg and is reached via the R528 road to Carletonville on the N12 Johannesburg-Potchefstroom-Kimberly highway.

The climate of the Highveld area (at an elevation of 5,249 feet (1,600 meters) above mean sea level), where the mine is situated, is humid continental with warm summers and cold winters. Temperatures range from a minimum of 23 degrees Fahrenheit (-5 degrees Celsius) in June and July, to a maximum of 93 degrees Fahrenheit (34 degrees Celsius) in December and January.

The operating facilities are all situated on property belonging to Blyvoor, and include the shaft complexes, administrative offices for the managerial, administrative, financial and technical disciplines, extensive workshops and consumable stores, the metallurgical plants, tailings dams and waste rock dumps. Blyvoor also houses the majority of its employees in Blyvoor-owned houses on the property and in the town of Carletonville. The normal support structures, including training, security, sport and recreational facilities, schools and churches are situated on the property. Blyvoor has mining title to 16,242 acres (6,573 hectares) and owns 5,138 acres (2,079 hectares) of freehold property.

Blyvoor consists of one mining license, ML46/99, in respect of statutory mining rights and mineral rights held by Blyvoor. We are in the process of converting these old order mining rights to new order rights under the MPRD Act. The net book value of the mining assets at Blyvoor is R510.9 million at June 30, 2010, with 4.0 million attributable ounces of Ore Reserves.

History

1937 Blyvooruitzicht Gold Mining Company Limited was incorporated and registered as a public company in South Africa on June 10, 1937.

1942 Gold production commenced.

1995 Blyvoor acquired the Doornfontein Gold Mining Company Limited in November 1995.

1996 Blyvoor acquired the mineral rights representing the Western Deep Levels tribute area.

1997 We acquired the entire share capital of Blyvoor on September 15, 1997.

2001 Implementation of the Blyvoor expansion project.

2003 Commissioning of No. 4 and 5 Slimes Dam retreatment facility at a cost of R48.0 million.

2004 On June 28, 2004, we entered into a 60-day review period on Blyvoor. The 60-day review was extended to September 13, 2004. By October 5, 2004, 1,619 employees had been retrenched at a cost of approximately R19.0 million.

2005 In August 2005, our Board of Directors approved No. 2 Sub-Shaft Project (now called the WAP Project) and the Slimes Dam Project to establish mining operations from the No. 2 Shaft and expansion to further improve plant efficiency, respectively.

On July 6, 2005, we signed a Memorandum of Understanding with KBH regarding the acquisition by Khumo Gold of a 15% stake in our South African Operations.

On October 27, 2005, our Board of Directors approved the transaction with Khumo Gold. The new structure resulted in Khumo Gold acquiring a 15% interest in a newly created vehicle, DRDGOLD SA, which owns ERPM, Crown and Blyvoor. We owned an 85% interest in DRDGOLD SA.

2006 On December 11, 2006, Khumo Gold, on behalf of itself and an employee trust, exercised the option granted by us pursuant to the option agreement concluded between us and Khumo Gold in October 2005 to acquire a further 11% in DRDGOLD SA.

2007 After completion of a drilling program to define the uranium resource in Blyvoor's slimes dam material, a 17.5 million pound uranium and 0.8 million ton sulphur resource was declared in November 2007.

2008 In January 2008, electricity supply to the mine was interrupted by Eskom which is government owned and production suspended for a week due to safety concerns.

2009 In January 2009, a direct lightning strike to No. 5 shaft Eskom sub-station interrupted production at No. 5 shaft and other areas drawing power from this supply. Employees underground at the time remained in the underground refuge bays until hoisted to safety once the shaft feeder power had been restored. No injuries were recorded.

In May and June 2009, three seismic events in excess of 3.5 magnitude took place at No. 5 shaft. As these events affected the highest grade carbon leader mining area, production from these areas was expected to resume in the third quarter of the 2010 fiscal year.

On November 9, 2009, we announced that, in a bid to save our Blyvoor mine from liquidation, we intended applying to the High Court of South Africa for a provisional judicial management order over the operation. A provisional judicial management order was granted by the High Court of South Africa on November 10, 2009.

In December 2009, Aurora Empowerment Systems (Pty) Limited proposed a transaction to purchase 60% of Blyvoor for R295 million.

2010 In April 2010, the High Court of South Africa agreed to lift, with immediate effect, the provisional judicial management order in place since November 10, 2009. By mutual agreement between DRDGOLD and Aurora, Aurora's offer to purchase 60% of Blyvoor was withdrawn.

Geology and Mineralization

Blyvoor exploits the two gold-bearing pebble horizons in the Central Rand Goldfields, the Carbon Leader, which is one of the principal ore bodies in the goldfield, and the Middelvlei Reef horizons which occur in discrete channels over parts of the lease area approximately 246 feet (75 meters) vertically above the Carbon Leader Reef horizon. The Carbon Leader Reef is the principal economic horizon across the lease area and is a planar single sheet conglomerate. The Carbon Leader Reef typically comprises basal carbon seam, overlain by a thin, small pebble conglomerate, enriched in carbon in the lower portion. The grade of the Carbon Leader Reef is higher than the Middelvlei Reef. The Middelvlei Reef consists of a variable number of polymictic quartz conglomerate bands, inter-bedded with coarse grain quartzite. The grade of the Middelvlei Reef is more erratic, with distinctive pay shoots forming as southward-orientated linear zones.

Blyvoor was established in 1937 to exploit the rich Carbon Leader Reef but by the late 1980s had reached a position where continued existence of mining operations was dependent upon the mining of scattered Carbon Leader Reef remnants and limited sections of the lower grade Middelvlei Reef.

Mining and Processing

Access from the surface to the current underground workings of the mines is through a system of vertical and incline shafts situated at the Blyvoor and Doornfontein mines. Doornfontein was previously a separate mine adjacent to the Blyvoor mine but has since been merged to form Blyvoor. The shaft system consists of four vertical shafts from the surface, thirteen sub-incline shafts and two sub-vertical shafts underground. Of the thirteen sub-incline shafts, only nine are in operation and are used for the conveyance of personnel, pumping and hoisting of mined ore and waste.

Two levels have been holed between the previous Doornfontein mine and workings within the Blyvoor lease extension (purchased in 1996 from Western Deep Levels Limited) to allow ore from the bottom of the Blyvoor workings to be trammed across and hoisted up via the Blyvoor No. 5 Shaft, from where it is trucked to the gold plant. The average mining depth at Blyvoor is 10,541 feet (3,213 meters), 5,292 feet (1,613 meters) below mean sea level.

Mining of the reef takes place in stope panels. Holes are drilled into the solid rock and are charged with explosives and blasted. The loosened rock is removed from the stope panels and is conveyed to the shaft, tipped into the ore-pass systems, hoisted to the surface and transported to the metallurgical plant for gold extraction.

Metallurgical processing facilities at Blyvoor are comprised of a single metallurgical plant. The process route is based on a conventional flow sheet comprising multi-stage crushing, open circuit primary and closed circuit secondary milling with hydro cyclones, thickening and cyanide leaching in a Carbon-in-Pulp, or CIP, carousel arrangement. The gold is recovered through electro-winning followed by smelting to doré. The circuit was recently modified by the closure of the filtration system and the commissioning of a modern carbon Kemix pumpcell plant. As at June 30, 2010, the overall plant utilization was 95%.

Electricity for South Africa is provided by Eskom, which is government owned. Eskom is the largest producer of electricity in Africa. In South Africa, Eskom operates a national power supply grid consisting of 24 power stations across the country. Electricity to Blyvoor is provided from the West Wits substation outside Carletonville at 44,000 volts. Further substations, located on mine site, transform the power to 6,600 volts or 22,000 volts for direct supply to the shaft winder and air compressors. The power supply is further reduced to 525 volts for smaller devices and equipment used on the mine. The average annual power consumption is about 432 GWHr and the maximum demand is about 66 MW.

In fiscal 2008, electricity supply to the mine was interrupted by Eskom and production suspended for a week due to safety concerns. The situation did improve during March 2008, the operation is however still on a six hour standby notice, in the event that power supply becomes unstable in the area. Eskom has requested all of its “Key Customers” to reduce power consumption by 10%, Blyvoor has managed to adhere to this request and has continued during fiscal 2009 to save the maximum amount of energy possible.

During fiscal 2008, good progress was made on Blyvoor’s WAP Project, which replaced the No. 2 Sub-Shaft Project. The WAP Project involves accessing the No. 2 sub-shaft reserves from levels 27 to 35 of No. 5 shaft. Production from the WAP Project began in October 2008 with the target of 1,200m^2 per month being achieved by the end of fiscal 2009. As at June 30, 2009 a total of R34.9 million had been spent on the project.

In fiscal 2009, seventeen production days were lost because of Section 54 closures imposed by the Department of Mineral Resources following fatalities suffered after seismic events occurring and a further six production shifts were lost at No. 5 Shaft following a lightning strike at the shaft’s electrical substation. In May and June 2009, three seismic events in excess of 3.5 magnitude took place at No. 5 shaft. As these events affected the highest grade carbon leader mining area, production from these areas was expected to resume in the third quarter of the 2010 fiscal year.

During fiscal 2010, mining ramp-up continued towards the 2,500m^2 per month targeted at the WAP Project, and by fiscal year-end had reached some 1,750 m^2 per month. On August 26, 2009, DRDGOLD announced that it had advised unions of its intention to right-size the Blyvoor operation. Blyvoor proceeded with a 60-day facilitated consultation process in terms of Section 189A of the South African Labour Relations Act to determine the future of affected employees. The consultation process was completed on October 26, 2009 and 330 employees were retrenched. Furthermore, On November 9, 2009, we announced that, in a bid to save our Blyvoor mine from liquidation, we intended applying to the High Court of South Africa for a provisional judicial management order over the operation. A provisional judicial management order was granted by the High Court of South Africa on November 10, 2009. In April 2010, after Blyvoor had returned to profitability, the High Court of South Africa agreed to lift the provisional judicial management order in place since November 10, 2009. See Item 4D.: “Property, Plant and Equipment – Legal Proceedings”. Looking ahead, there will be continued focus on Blyvoor’s key sustainability drivers: face length, face advance, productivity (m2/tec), and ‘mix’ management.

The following capital expenditure was incurred at Blyvoor in fiscal 2010, 2009 and 2008:

	Year ended June 30,		
	2010 R'000	2009 R'000	2008 R'000
Raise boreholes	3,356	6,067	5,678
WAP Project	1,916	10,084	14,269
Slimes pump stations and residue deposition	3,193	8,252	971
15/29 incline shaft equipping	-	1,013	542
Ice plant retrofit and upgrade	5,212	-	-
Washing plant upgrade	-	1,462	-
Symons crusher	3,482	-	-
Mobile cooling units	340	1,700	560
Safety related equipment and expansion of seismic monitoring network	162	8,451	-
Compressed air columns	-	189	4,494
Opening up and development	48,935	41,406	31,122
Mining and engineering equipment renewals	10,317	16,509	16,738
Other	2,639	2,404	473
	79,552	97,537	74,847

Exploration and Development

In November 2007 encouraging results had been obtained from a drilling program to define the uranium resource in Blyvoor's slimes dam material and a 17.5 million pound uranium and 0.8 million ton sulphur resource was declared. In fiscal 2009, Blyvoor began an exploration drilling program linked to opening up and development to evaluate the south-west down-dip extension of the Blyvoor ore body south of the Boulder Dyke. If encouraging results are obtained, various mining options will be investigated to exploit the ore body, including the possibility of a trackless decline. Exploration into the south-west block was delayed due to a fire which temporarily cut off services into this area. In fiscal 2010, we continued with exploration and cover drilling with reconnaissance visits made to the Carbon Leader areas at No 5 Shaft. Normal stope face sampling and geological mapping is ongoing.



Blyvoor layout plan
N
No 2 Slimes dam: East dam
No 2 Slimes dam: West dam
No 3 Slimes dam
No 4 Shaft
No 2 Shaft
No 3 Slimes dam
No 2 Slimes dam
No 1 Slimes dam
No 4 Slimes dam
No 5 Slimes dam
No 1 Slimes dam: West dam
No 1 Slimes dam: East dam
Sub-outcrop
General offices
Detritus plant
Mine offices
No 6 Shaft
Erosion channel
No 7 Slimes dam
Plant area
No 6 Slimes dam
No 5 Shaft
Legend: Surface
Shafts: 2, 4, 5, 6
Tailings deposition sites
Main and general offices
Gold plant
Rock dumps
Slimes dams
Legend: Underground
Carbon Leader Reef
Main Reef
Dykes
Carbon Leader Reef – probable reserves
Main Reef – probable reserves
Mining licence area
Ore conveyance

Environmental and Closure Aspects

The predominantly dolomitic geology of the area in and around Blyvoor, and the resultant occasional occurrence of sinkholes and subsidences, exposes Blyvoor to relatively unique environmental risks and costs associated with the remediation and filling of these sinkholes.

Blyvoor has to maintain a rate of pumping of fissure water sufficient to keep the rate of rise of underground water below the level of underground workings. The required rate is in the order of 2 million gallons (8 million liters) per day. Water not used in the operations is discharged into the Wonderfontein Spruit (a stream adjacent to the Blyvoor mine). In order to address the risk of contamination of ground water, streams and wetlands, water is sampled and the level of contaminants monitored in accordance with Blyvoor's water management plan. Fissure water at Blyvoor is generally of a good quality, therefore we believe that the contribution of this water to pollution of water in the area is minimal.

Blyvoor is a member of the Mining Interest Group consisting of all mines operating in the Wonderfontein Spruit catchment area. This group was formed to coordinate efforts and studies in the Wonderfontein Spruit and to liaise with government departments to determine what action if any is required in cleaning the stream. The government has also established a specialist task team to determine what needs to be done. At this stage there is no clear solution. The Mining Interest Group is also represented on the various catchment forums where NGO's and other interested and affected parties are present. Blyvoor continues to meet with the Potchefstroom municipality on a monthly basis where the quality of Blyvoor's discharge water is assessed. Blyvoor remains in compliance with the Potchefstroom agreement.

Sinkholes are caused by ground water seeping into the underground dolomitic structures, which dissolve and weaken causing a collapse in the rock structure. Dolomitic rock could be dissolved, resulting in an increased risk of sinkholes and possible pollution of fresh water resources stored in the dolomitic formations. The occurrence of sinkholes is limited to a particular area of Blyvoor, which requires an active program in water management and control. Water from leaking pipes is reported to a monitoring committee and the necessary repairs are undertaken promptly. Ground subsidence surveys are undertaken to timely identify any possible sinkholes. Sinkholes that do occur are filled to prevent further inflow of surface water and potential enlargement of the hole. Sinkholes which form outside of our property are repaired by the Far West Rand Dolomitic Water Association.

Pollution from slime dams is controlled by dust suppression and water management programs. Short-term dust control is accomplished through ridge ploughing the top surface of dormant tailings dams. Environmentally friendly dust suppressants, such as molasses, are also applied when deemed necessary. In the long-term, dust suppression and water pollution is managed through a program of progressive vegetation of the tailings complexes followed by the application of lime, to neutralize the natural acidic conditions, and fertilizer as the organic growth medium.

Blyvoor has updated its EMP to meet the new requirements of the MPRD Act. The EMP has been submitted to the DMR for approval. Blyvoor is currently demolishing and rehabilitating redundant surface infrastructures, including the defunct uranium plant.

While the ultimate amount of rehabilitation costs to be incurred in the future is uncertain, we have estimated that the total cost for Blyvoor, in current monetary terms as at June 30, 2010, is R38.4 million. This has been included in the provision for environmental rehabilitation, restoration and closure costs in our statement of financial position. A total of R31.9 million has been contributed to a Rehabilitation Trust Fund. This is an irrevocable trust, managed by specific responsible people who we nominated and who are appointed as trustees by the Master of the High Court of South Africa.

Ore Reserves and Life of Mine

As at June 30, 2010 the attributable Proven and Probable Ore Reserves of Blyvoor were 4.0 million ounces. At June 30, 2009, the attributable Proven and Probable Ore Reserves of Blyvoor were 3.5 million ounces. A Mineral Resource competent person is appointed at each operation to review our Ore Reserve calculations for accuracy. For Blyvoor, Mr. Ryno Botha (SACNASP) is the appointed Mineral Resource competent person.

As a result of the implementation of the WAP Project and the higher gold price, Blyvoor's life-of-mine business plan remains at 20 years, as at June 30, 2010.

Current Production

Blyvoor produced a total of 106,452 ounces of gold in fiscal 2010, with 77,226 ounces from underground areas and 29,226 ounces from surface areas. This represented 44% of our total production from continuing operations for fiscal 2010 of 241,194 ounces.

Underground gold production has decreased from 88,898 ounces in fiscal 2009 to 77,226 ounces in fiscal 2010. Reduced underground production reflects the impact of the wage strike and the Section 89A restructuring process into October 2009. Surface gold production decreased from 40,575 ounces in fiscal 2009 to 29,226 ounces in fiscal 2010, reflecting the impact of suspended uneconomic rock dump recovery and recovery of increasing volumes of lower-grade material from the No 4 Dam.

Cash costs of $1,096 per ounce in fiscal 2010 increased from $719 per ounce in fiscal 2009. The increase in cash costs per ounce of gold produced was primarily attributable to the lower production at Blyvoor in fiscal 2010 and the 32% electricity cost increase in July 2009 and 25% increase in March 2010.

The following table details the operating and production results from Blyvoor for the past three fiscal years.

	Year ended June 30,		
	2010	2009	2008
Production			
Surface Operations			
Ore mined ('000 tons)	3,272	3,785	4,099
Recovered grade (oz/ton)	0.009	0.011	0.009
Gold produced (ounces)	29,226	40,575	37,359
Underground Operations			
Ore mined ('000 tons)	698	664	757
Recovered grade (oz/ton)	0.111	0.134	0.137
Gold produced (ounces)	77,226	88,898	103,813
Total ounces produced	106,452	129,473	141,172
Results of Operations (R)			
Revenue ('000)	861,409	1,018,527	848,229
Operating cost ('000)	888,180	842,329	697,281
Cash cost per ounce of gold ($)[1]	1,096	719	675
Total cost per ounce of gold ($)	1,086	739	761

Crown

Overview

We own 74% of DRDGOLD SA, which in turn owns 100% of Crown. Crown has a surface retreatment operation consisting of the Crown Central, City Deep and Knights business units, collectively referred to as Crown. ERPM's Cason Dump surface re-treatment operation is expected to continue to operate until 2015 under the management of Crown based on the current rate of retreatment of approximately 165,000 tpm. Crown undertakes the retreatment of surface sources deposited as tailing from non-operating mining sites across central Johannesburg.

At June 30, 2010, Crown had 1,138 employees, including contractors.

Property

Crown is situated on the outskirts of Johannesburg, South Africa and consists of three separate locations. It has mining rights to 5,787 acres (2,342 hectares) and has the right to occupy 1,490 acres (603 hectares) of freehold property. Crown is in the process of converting these old order rights to new order rights under the MPRD Act.

The Crown Central operation is located on the West Wits line within the Central Goldfield of the Witwatersrand Basin, approximately 6 miles (10 kilometers) west of the Johannesburg central business district in the province of Gauteng. Access is via Xavier Road on the M1 Johannesburg-Kimberley-Bloemfontein highway. The City Deep operation is located on the West Wits line within the Central Goldfields of the Witwatersrand Basin, approximately 3 miles (5 kilometers) south-east of the Johannesburg central business district in the province of Gauteng. Access is via the Heidelberg Road on the M2 Johannesburg-Germiston motorway. The Knights operation is located at Stanley and Knights Road Germiston off the R29 Main Reef Road.

As of June 30, 2010, the net book value of Crown's mining assets was R171.4 million with 0.9 million attributable ounces of Ore Reserves.

[1] Cash cost per ounce and total cost per ounce are financial measures of performance that we use to determine cash generating capacities of the mines and to monitor performance of our mining operations.

History

1979	Rand Mines Limited directors approved the formation of the company Rand Mines Milling and Mining Limited (RM3) to treat the surface gold tailings created from the underground section of the original Crown Mines, which had been in operation since the start of gold mining on the Witwatersrand in the late 1800's.
1982	First plant commissioned at Crown Mines to process surface material.
1986	Second plant commissioned at City Deep to process surface material.
1997	Randgold Exploration Limited and Continental Goldfields of Australia entered into a joint venture with the intention to establish a company that would acquire dump retreatment operations on the Witwatersrand. This resulted in the formation of Crown Consolidated Gold Recoveries Limited, or CCGR, which was incorporated as a public company in South Africa in May 1997. Crown was a wholly owned subsidiary of CCGR and consists of the surface retreatment operations of Crown Central, City Deep and Knights.
1998	We purchased 100% of CCGR.
2002	KBH purchased 60% of Crown. We were appointed as joint manager of the operation with KBH.
2005	On July 6, 2005 we signed a Memorandum of Understanding with KBH regarding the acquisition by Khumo Gold of a 15% stake in our South African Operations.
	On October 27, 2005, our board of directors approved the transaction with Khumo Gold. The new structure resulted in Khumo Gold acquiring a 15% interest in a newly created vehicle, DRDGOLD SA, which includes 100% of ERPM, Crown and Blyvoor. We owned an 85% interest in DRDGOLD SA.
2006	On December 11, 2006, Khumo Gold, on behalf of itself and an employee trust, exercised the option granted by us pursuant to the option agreement concluded between us and Khumo Gold in October 2005 to acquire a further 11% in DRDGOLD SA.
	On August 28, 2006, we concluded an agreement with AngloGold Ashanti to purchase the Top Star Dump.
2008	The Department of Mineral Resources issued in favour of Crown a mining right for gold recovery over the Top Star Dump.
2009	The reclamation of the Top Star Dump commenced in December 2008. Crown also commenced with the reduction of volumes to 400,000 tpm to implement the planned Crown Tailings Deposition Facility closure plan.
2010	The surface circuit of ERPM was incorporated into Crown for reporting purposes. Crown's operating and financial results for fiscal 2009 and fiscal 2008 have been restated for comparative reporting purposes. Board approval was obtained to construct a pipeline to the Ergo tailings deposition site to enable Crown to restore its deposition capacity to 600 000tpm. Restored deposition capacity provides the operation with the opportunity to bring to account potential new resources. The pipeline is scheduled for completion in August 2011.

Mining and Processing

Crown undertakes the retreatment of surface sources deposited as tailings from non-operational mining sites across central Johannesburg.

Material processed by Crown is sourced from numerous secondary surface sources namely, sand and slime. The surface sources have generally undergone a complex depositional history resulting in grade variations associated with improvements in plant recovery over the period of time the material was deposited. Archive material is a secondary source of gold bearing material. This material is generally made up of old gold metallurgical plant sites as well as "river bed" material.

The three metallurgical plants, known as Crown Mines, City Deep and Knights, have an installed capacity to treat approximately 11.0 million tons of material per year. Up to fiscal 2003, Crown also operated the West Wits gold plant for the processing of sand and slime. Crown also operates the ERPM surface operations with ore being treated at the Knights plant. All of the plants have undergone various modifications during recent years resulting in significant changes to the processing circuits.

Electricity to Crown is supplied to the Crown Central and City Deep business units from separate substations referred to as Jupiter and No. 15 Shaft Crown Mines, and for Knights by the Ekhurhuleni Town Council. Electricity is supplied directly from the national power grid to the substation and town council at 44,000 volts. Substations, located on mine sites, transform the power to 6,600 volts for direct supply to the plants. The power supply is further reduced to 525 volts for smaller devices and equipment.

For Crown Central and City Deep, the average annual power consumption is about 72 GWHr and the maximum demand is about 8.0 MW. For Knights the average annual power consumption is about 36 GWHr and the maximum demand is about 7.0 MW.

Crown operates three plants with slight variations in design in each plant, with a processing capacity of approximately 1 million tpm, yielding approximately 0.01 oz/t (0.4 g/t). The feed stock is made up of sand and slime which are reclaimed separately. Sand is reclaimed using mechanical front-end loaders, re-pulped with water and pumped to the plant. Slime is reclaimed using high pressure water monitoring guns. The re-pulped slime is pumped to the plant and the reclaimed material is treated using screens, cyclones, ball mills and CIL technology to extract the gold. As at June 30, 2010, the overall plant utilization was 83% as a result of the planned reduction in tonnage throughput.

City Deep Plant: Commissioned in 1987, this surface/underground plant comprises a circuit including screening, primary, secondary and tertiary cycloning in closed circuit milling, thickening, oxygen preconditioning, CIL, elution and zinc precipitation followed by calcining and smelting to doré. In 1998, the plant was converted to a slimes only operation. However, due to operational difficulties caused by the particulate nature of the slimes, the milling circuit has subsequently been re-commissioned to facilitate the treatment of sand.

Crown Mines Plant: Commissioned in 1982, this surface/underground plant has already been modified and comprises a circuit including screening, primary cycloning, open circuit milling, thickening, oxygen preconditioning, CIP and CIL, elution, zinc precipitation followed by calcining and smelting to doré.

Knights Plant: Commissioned in 1988, this surface/underground plant comprises a circuit including screening, primary cycloning, milling in closed circuit with hydrocyclones, thickening, oxygen preconditioning, CIL, elution, electro-winning and smelting to doré.

The following capital expenditure was incurred at Crown in fiscal 2010, 2009 and 2008:

	Year ended June 30,		
	2010	2009	2008
	R'000	R'000	R'000
Crown/Ergo Pipeline Project	29,564	-	-
Top Star Dump	-	14,369	21,796
Residue pipelines	-	5,460	2,451
Residue columns	-	-	3,123
Mills, mill feed and control	-	-	3,578
Vehicles and equipment	1,414	272	1,256
Tailings management	13,823	21,910	8,781
Other	1,148	1,104	1,092
	45,949	43,115	42,077

Exploration and Development

Exploration and development activity at Crown involves the drilling of existing surface dumps and evaluating the potential gold bearing surface material owned by third parties that could be processed on a full treatment basis or purchased outright by Crown.

On August 28, 2006, we concluded an agreement with AngloGold Ashanti to purchase the Top Star Dump. The Top Star Dump has been evaluated geostatistically and had a probable reserve of 5.2Mt, at a grade of 0.775g/t. The Top Star Dump mining right was granted with effect from August 21, 2008 until August 20, 2013. We expect that Top Star will contribute approximately 45,000 ounces of gold per annum for a period of 20 months. Reclamation of the Top Star Dump commenced in December 2008

Additional exploration drilling previously planned for the current fiscal year to define the uranium and sulphur potential of all Crown's current deposition sites, has been put on hold. A feasibility study regarding the deposition of the Crown tailings on the Brakpan tailings complex was completed in fiscal 2010 and R43 million was approved for the extension of the Brakpan tailings complex to accommodate the Crown tailings. The estimated completion date is August 2011.

Environmental and Closure Aspects

Crown operates at sites located in close proximity to significant municipal infrastructure, commercial and residential development. The major environmental risks are associated with dust from various recovery sites, and effective management of relocated process material on certain tailings dams. The impact of windblown dust on the surrounding environment and community is addressed through a scientific monitoring and evaluation process, with active input from the University of Witwatersrand and appropriate community involvement. Environmental management programs, addressing a wide range of environmental issues, have been prepared by specialist environmental consultants and applied specifically to each dust sample recovery monitoring site and integrated into Crown's internal environmental assessment process. Although Crown completed a project for thickening re-processed tailings, there also remains a risk of localized sloughing which can result in that section of the tailings dam being closed temporarily, with repair work being done to the dam wall. Water pollution is controlled by means of a comprehensive system of return water dams which allow for used water to be recycled for use in Crown's metallurgical plant. Overflows of return water dams may, depending on their location, pollute surrounding streams and wetlands. Crown has an ongoing monitoring program to ensure that its water balances (in its reticulation system, on its tailings and its return water dams) are maintained at levels that are sensitive to that capacity of return water dams.

Dust pollution is controlled through an active environmental management program for the residue disposal sites and chemical and organic dust suppression on recovery sites. Short-term dust control is accomplished through ridge ploughing the top surface of dormant tailings dams. Additionally, environmentally friendly dust suppressants, such as molasses, are applied. Dust fall-out is also monitored. In the long-term, dust suppression and water pollution is managed through a program of progressive vegetation of the tailings followed by the application of lime, to reduce the natural acidic conditions, and fertilizer to assist in the growth of vegetation planted on the tailings dam.

A program of environmental restoration that provides for the rehabilitation of areas affected by mining operations during the life of the mine is in place. The surface reclamation process at Crown has several environmental merits as it has removed a potential pollution source and opens up land for development. Crown has conducted its environmental management program performance assessment, which was submitted to and approved by the DMR during fiscal 2005. Crown has updated its EMP in compliance with the MPRD Act and submitted it to the DMR for approval.

While the ultimate amount of rehabilitation costs to be incurred in the future is uncertain, we estimate that the total cost for Crown, in current monetary terms as at June 30, 2010, is approximately R157.6 million. A total of R52.3 million has been contributed to the Crown Rehabilitation Trust Fund. This is an irrevocable trust, managed by specific responsible people who we nominated and who are appointed as trustees by the Master of the High Court of South Africa.

Ore Reserves and Life of Mine

As at June 30, 2010, our 74% share of the Proven and Probable Ore Reserves of Crown was 0.9 million ounces. In fiscal 2009, our 74% share of Proven and Probable Ore Reserves of Crown was 0.4 million ounces. A Mineral Resource competent person is appointed at each operation to review our Ore Reserve calculations for accuracy. For Crown, Mr. Vivian Labuschage is the appointed Mineral Resource competent person. The current life-of-mine business plan is estimated to be fourteen years.

Current Production

Gold production for Crown was 99,410 ounces in fiscal 2010 compared to gold production of 95,616 ounces in fiscal 2009. The increase in gold production in fiscal 2010 was mainly as a result of improved recovered grade.

In fiscal 2010, cash costs increased to $814 per ounce of gold from $647 per ounce of gold in fiscal 2009, mainly as a result of the 32% electricity cost increase in July 2009 and 25% increase in March 2010.

The following table details our attributable share of the production results from Crown for the past three fiscal years:

	Year ended June 30,		
	2010	2009	2008
Production			
Surface operations			
Ore mined ('000 tons)	7,850	8,826	11,126
Recovered grade (oz/ton)	0.013	0.011	0.10
Gold produced (ounces)	99,410	95,616	110,021
Results of Operations (R)			
Revenues (‘000)	834,788	733,990	661,827
Operating cost (‘000)	615,731	560,064	459,703
Cash cost per ounce of gold ($)[1]	814	647	571
Total cost per ounce of gold ($)	895	859	659

Ergo

Overview

Ergo (comprising of Ergo Mining (Pty) Limited, or the Ergo JV, and the Elsburg Gold Mining Joint Venture, or ErgoGold) currently consists of one operating carbon-in-leach, or CIL, circuit at the Brakpan plant, the Brakpan/Withok deposition complex purchased from AngloGold Ashanti and the Elsburg tailings complex, comprising approximately 180 Mt of tailings. Since 1987, AngloGold Ashanti treated surface material at the Ergo JV until the operation was closed in 2005.

DRDGOLD SA, through its subsidiaries, initially owned 50% of the Ergo JV and ErgoGold. On September 29, 2008, DRDGOLD SA acquired a further 15% interest in ErgoGold from Mintails SA resulting in DRDGOLD SA holding a 65% interest through its subsidiary, ERPM, and Mintails SA holding a 35% interest in the joint venture. On December 8, 2008, DRDGOLD acquired the remaining 35% of ErgoGold for a purchase consideration of R177.0 million. The transaction was completed on March 31, 2009. On January 21, 2010, DRDGOLD acquired the remaining 50% of the Ergo JV from Mintails for a purchase consideration of R82.1 million. The transaction was completed on April 15, 2010 and recorded in the financial statements

[1] Cash cost per ounce and total cost per ounce are financial measures of performance that we use to determine cash generating capacities of the mines and to monitor performance of our mining operations.

effective May 1, 2010. Ergo currently operates for its own account, under the AngloGold Ashanti authorizations, until new order mining rights have been obtained. These assets comprise servitudes, or access agreements, infrastructure, piping, equipment and old order mining rights.

At June 30, 2010, Ergo had 694 employees, including contractors.

Property

The Ergo operations are located approximately 43 miles (70 kilometers) east of the Johannesburg's central business district in the province of Gauteng. Access to the Brakpan plant is via the Ergo Road on the N17 Johannesburg-Springs motorway.

The acquisition of the Brakpan/Withok deposition site provides Ergo with extensive additional deposition capacity commensurate with the substantial increases in tailings material and processing capacity.

The refurbishment of the first CIL circuit at the Brakpan plant now has the capacity to treat an estimated 15Mt of tailings a year. Phase 2 envisages, firstly, the expansion of the gold plant by refurbishing the second CIL circuit and, secondly, developing uranium and acid plants. The pre-feasibility study for developing uranium and acid plants has been placed on hold because of the current economic environment and the current low prices of these commodities.

As of June 30, 2010, the net book value of Ergo's mining assets was R1,144.0 million.

History

2007 The Ergo JV founded as a DRDGOLD SA and Mintails SA joint venture.
On August 6, 2007, the joint venture parties entered into a sale of assets agreement with AngloGold Ashanti pursuant to which it acquired the remaining moveable and immovable assets of the Ergo plant for a consideration of R42.8 million.
Additional agreements were concluded with AngloGold Ashanti on November 14, 2007 for the acquisition by Ergo of additional tailings properties and the Withok deposition complex for a payment of R45.0 million.

2008 Ergo Phase 1 was launched comprising the refurbishment and recomissioning of the Ergo plant's first CIL circuit and the retreatment of the Elsburg and Benoni tailings complexes.
DRDGOLD acquires Mintails SA's stake in ErgoGold for R277.0 million.

2009 Ergo Phase 1 commissioning continues; first feeder line to the Ergo Plant from Elsburg tailings complex comes into operation.
Ergo Phase 2 exploration drilling for gold, uranium and acid completed.

2010 DRDGOLD acquires control of the Ergo JV through the acquisition of Mintails SA's 50% in the Ergo JV for R82.1 million.
Ergo Phase 1 production ramp-up nears completion with the installation of the second Elsburg tailings complex feeder line to the Ergo plant. Construction of the Crown/Ergo pipeline commences.

Mining and Processing

Ergo undertakes the re-treatment of surface sources deposited as tailings from non-operational mining sites east of Johannesburg.

Material processed by Ergo is sourced from secondary surface sources, namely slime. The surface sources have generally undergone a complex depositional history resulting in grade variations associated with improvements in plant recovery over the period of time the material was deposited. Archive material is a secondary source of gold bearing material; however, no archive material was treated up until September 30, 2010. The metallurgical plant has a current installed capacity to treat approximately 15.0 million tonne of material per year.

The feed stock is made up of slime and is reclaimed using high pressure water monitoring guns. The re-pulped slime is pumped to the plant and the reclaimed material is treated using screens, cyclones and CIL technology to extract the gold. As at June 30, 2010, the overall plant utilization was 95%.

Electricity to Ergo is supplied from various Eskom supply points for the reclamation units and the tailings storage facilities. The plant is supplied from the national power grid via a secured source from the Ekurhuleni Council of 11,000 volts. Plant sub stations are stepped down to 6,600 volts before being further reduced to 525 volts for the motor control purposes.

The following capital expenditure was incurred at Ergo in fiscal 2010, 2009 and 2008:

	Year ended June 30,		
	2010 R'000	2009 R'000	2008 R'000
Purchase of Anglogold Ashanti assets	33	2,577	46,513
Refurbishment of the Ergo plant	8,167	10,427	73,995
Reclamation stations, pipeline and pumps	38,432	126,129	30,975
Reinstatement of the Brakpan tailings facility	197	5,584	8,594
Rehabilitation of the Brakpan tailings facility	19,709	13,884	268
Vehicles and equipment	221	1,355	-
IT Infrastructure	41	388	-
Uranium and acid pre-feasibility study	-	1,636	1,622
Ekurhuleni Business Development Academy (EBDA) training facility	397	835	-
Other	1,387	11,339	14,818
	68,584	174,154	176,785

Exploration and Development

Exploration drilling has been done to define the uranium potential of the Elsburg complex. Independent competent person reports on uranium, sulphur and gold for the Elsburg resources and reserves have been compiled.

Environmental and Closure Aspects

Ergo is located in close proximity to significant municipal infrastructure, commercial and residential development. Environmental management programs, addressing a wide range of environmental issues, have been prepared by specialist environmental consultants and integrated into the internal environmental assessment process.

While the ultimate amount of rehabilitation costs to be incurred in the future is uncertain, we estimate that the total cost for Ergo, in current monetary terms as at June 30, 2010, is approximately R159.4 million.

Ore Reserves and Life of Mine

Ergo processes the Proven and Probable ore reserves at the Elsburg and Benoni tailings complexes. As at June 30, 2010, our 74% share of the Proven and Probable Ore Reserves of Ergo was 1.2 million ounces. In fiscal 2009, our 74% share of Proven and Probable Ore Reserves of Ergo was 1.3 million ounces. A Mineral Resource competent person is appointed at each operation to review our Ore Reserve calculations for accuracy. For Ergo, Mr. Vivian Labuschage is the appointed Mineral Resource competent person. The current life-of-mine business plan is estimated to be twelve years.

Current Production

In fiscal 2010, production increased from 3,666 ounces in fiscal 2009 to 35,332 ounces as a result of Ergo Phase 1 production ramp-up nearing completion during fiscal 2010.

Cash costs in fiscal 2010 decreased to $963 per ounce from $2,213 per ounce in fiscal 2009, mainly as a result of the ramp-up in production.

The following table details our attributable share of the production results from Ergo for the past fiscal year:

	2010	2009
Production		
Surface operations		
Ore mined ('000 tons)	13,081	2,296
Recovered grade (oz/ton)	0.003	0.002
Gold produced (ounces)	35,332	3,666
Results of Operations (R)		
Revenue ('000)	294,325	24,178
Operating cost ('000)	258,971	73,422
Cash cost per ounce of gold ($)[1]	963	2,213
Total cost per ounce of gold ($)	1,330	2,873

ERPM

Overview

We own 74% of ERPM, which is consolidated as a subsidiary, through our 74% holding in DRDGOLD SA. ERPM consists of an underground section and the Cason Dump surface retreatment operation. Underground mining at ERPM was halted in October 2008 and is included in 'Corporate head-office and all other' in the financial statements for segmental reporting purposes. The Cason Dump surface retreatment operation will continue to operate until 2015 under the management of Crown based on the current rate of production of approximately 165,000tpm and has been included under Crown in the financial statements for segmental reporting purposes.

At June 30, 2010, ERPM had 77 employees, including contractors.

Property

ERPM is situated on the Central Rand Goldfield located within and near the northern margin of the Witwatersrand Basin in the town of Boksburg, 20 miles (32 kilometers) east of Johannesburg. Access is via Jet Park Road on the N12 Boksburg-Benoni highway. Historically underground mining and recovery operations comprised relatively shallow remnant pillar mining in the central area and conventional longwall mining in the south-eastern area. Surface reclamation operations including the treatment of sand from the Cason Dump, is conducted through the Knights metallurgical plant, tailings deposition facilities and associated facilities. Until underground mining was halted in October 2008, the mine exploited the conglomeratic South Reef, Main Reef Leader and Main Reef in the central area and the Composite Reef in the south-eastern area. ERPM operates under mining license ML5/1995 in respect of statutory mining and mineral rights.

At June 30, 2010, the net book value of ERPM's mining assets was R25.9 million.

History

1895 Formation of East Rand Proprietary Mines Limited.

1991 The FEV shaft was commissioned.

1999 East Rand Proprietary Mines Limited was liquidated in August 1999. The mine was run by a small number of employees during liquidation. Underground flooding continued during liquidation.

2000 KBH took over control of the mine in January 2000. Operating as Enderbrooke Investments (Pty) Limited, or Enderbrooke, and employing an outside contractor, the mine re-commenced mining operations in February 2000.

2002 Crown purchased 100% of ERPM, from Enderbrooke.

2003 An underground fire occurred at FEV Shaft, in February 2003. There was also the loss of Hercules Shaft in June 2003 and the loss of a secondary outlet at the FEV shaft in November 2003.

2004 In July 2004 it was determined that the underground section would undergo a controlled closure program ending March 2005. The closure program was prevented by a reduction in costs and improved productivity at the mine.

2005 Central Shaft placed on care and maintenance. On July 6, 2005, we signed a Memorandum of Understanding with KBH regarding the acquisition by Khumo Gold of a 15% stake in our South African operations. On October 27, 2005, our board of directors approved the transaction with Khumo Gold. The new structure resulted in Khumo Gold acquiring a 15% interest in a newly created vehicle, DRDGOLD SA, which includes 100% of ERPM, Crown and Blyvoor. We owned an 85% interest in DRDGOLD SA.

2006 On December 11, 2006, Khumo Gold, on behalf of itself and an employee trust, exercised the option granted by us pursuant to the option agreement concluded between us and Khumo Gold in October 2005 to acquire a further 11% in DRDGOLD SA.

A prospecting right covering an area of 1,252 hectares (3,093 acres) of the neighboring Sallies lease area, referred to as

[1] Cash cost per ounce and total cost per ounce are financial measures of performance that we use to determine cash generating capacities of the mines and to monitor performance of our mining operations.

	ERPM Extension 1 was granted by the DMR.
2007	A prospecting right, incorporating the southern section of the old Van Dyk mining lease area and a small portion of Sallies, was granted by the DMR. Known as ERPM Extension 2, the additional area is 5,500ha (13,590 acres).
2008	On April 25, 2008, ERPM gave notice of intention to restructure the work force due to operational requirements and 239 employees were retrenched during June 2008. On October 23, 2008, ERPM announced the suspension of drilling and blasting operations underground, following the cessation of pumping of underground water at the South West Vertical shaft on October 6, 2008 for safety reasons following the deaths of two employees. On November 19, 2008, we announced our intention to place on care and maintenance the underground operations of ERPM, and to proceed with a consultation process in terms of Section 189A of the Labour Relations Act to determine the future of the mine's 1,700 employees
2009	In January 2009, consultations in terms of Section 189A of the Labour Relations Act regarding the future of employees affected by the placing on care and maintenance of the underground operations were concluded and 1,335 employees were retrenched. In August 2009 the care and maintenance of the underground operations was discontinued.
2010	ERPM's surface operation, the Cason Dump, was incorporated into Crown for reporting purposes.

Mining and Processing

Underground mining operations at ERPM comprised of two vertical shafts known as FEV Shaft and the Central Shaft. There were also three additional shafts namely the South East Vertical Shaft, or SEV Shaft, used for the transport of employees and materials and the hoisting of rock, the South West Vertical, or SWV, Shaft and the Hercules Shaft that were used for water pumping only. The Cason Dump was used for the retreatment of surface material mined from the defunct Cason shaft.

In fiscal 2008, the ERPM underground operations were restructured in an attempt to return the mine to profitability. A retrenchment agreement was reached with representative unions and associations without recourse to industrial action, and successful application of various avoidance measures contained the number of employees retrenched to 239.

On October 23, 2008, drilling and blasting operations were suspended after the cessation of pumping of underground water at SWV Shaft on October 6, 2008 for safety reasons following the deaths of two employees at the shaft on September 19, 2008. Although the FEV Shaft where production was taking place was sealed off from water ingress from the SWV Shaft, the pumps at FEV Shaft were no longer able to cope with rising water, which included the water resulting from the ice sent underground every day to cool down the underground working places. Without being able to continue to supply ice underground for this purpose, the underground temperature would become unacceptably high and it would not have been safe for employees to continue work underground at the FEV shaft.

On November 19, 2008, we announced our intention to place on care and maintenance the underground operations of ERPM, and to proceed with a consultation process in terms of Section 189A of the Labour Relations Act to determine the future of the mine's 1,700 employees. In January 2009, the consultations were concluded and 1,335 employees were retrenched. On August 20, 2009, care and maintenance of the underground operations was stopped.

Electricity to ERPM is provided to the Cason Dump, SEV and FEV Shafts from the Bremmer substation, located in close proximity to the mine in Boksburg. Transmission is at the rate of 88,000 volts. The Simmer Pan substation, located approximately 10 miles (16 kilometers) away from the mine site in Germiston, supplies the SWV and Hercules Shafts. Transmission is at the rate of 44,000 volts. The two substations, located on mine site, transform the power to 6,600 volts for direct supply to the shaft winder and air compressors. The power supply is further reduced to 525 volts for smaller devices and equipment used on the mine. The average annual power consumption has reduced to about 105 GWHr and the maximum demand to about 24 MW. The on-mine substations are older in nature and undergo annual infrared testing to identify hot connections which are potential fire hazards and are subject to regular maintenance which includes the inspection of the settings, blades and changing the transformer oil in the circuit breakers.

Exploration and Development

The necessity to extend the FEV decline from 75 to 78 levels to replace face length was stopped due to the cessation of drilling and blasting operations in October 2008. The pre-feasibility study conducted by an external mining consulting company, to investigate the possibility of exploiting these reserves by means of a trackless decline system, and significantly increasing the life of the underground operations was also stopped.

An additional application to extend ERPM's existing prospecting right eastwards into the Rooikraal/Withok area, incorporating the southern section of the old Van Dyk mining lease area and a small portion of Sallies, was granted by the DMR in fiscal 2007. Known as ERPM Extension 2, the additional area is 5,500ha (13,590 acres). Subsequent feasibility studies conducted which could eventually culminate in a deep-level mine with a life in excess of 15 years was stopped after underground mining was halted.

All underground exploration and development has been stopped due to the discontinuation of underground activities.

Environmental and Closure Aspects

There is a regular ingress of water into the underground workings of ERPM, which was contained by continuous pumping from the underground section. On May 31, 2004, ERPM stopped continuous pumping of water from the underground section for financial reasons due to the withdrawal of the State pumping subsidy and the low Rand gold price making the cost of full time pumping unaffordable, with occasional pumping to surface conducted on weekends. In December 2004, the mine received the pumping subsidy funds and continuous pumping was reinstated. Studies on the estimates of the probable rate of rise of water have been inconsistent, with certain theories suggesting that the underground water might reach a natural subterranean equilibrium, whilst other theories maintain that the water could decant or surface. A program is in place to routinely monitor the rise in water level in the various underground compartments and there has been a substantial increase in the subsurface water levels. ERPM's SWV Shaft has been used for some time to manage the rising water level on the Central Witwatersrand Basin. Some 60 megalitres of water were pumped daily from a depth of approximately 1,000 metres.

In fiscal 2007, ERPM updated its EMP to meet MPRD Act requirements and submitted it to the DMR for approval. The concurrent rehabilitation of redundant structures and holdings continued throughout fiscal 2007. The pumping infrastructure was upgraded at the South West Vertical Shaft in anticipation of the additional water from the Hercules basin. Pumping continued during fiscal 2007 and 2008 at the South West Vertical Shaft.

On October 6, 2008, pumping of underground water at the South West Vertical Shaft was stopped for safety reasons following the death of two employees at the shaft on September 19, 2008. Management concluded that the project to upgrade the total pumping capacity at South West Vertical Shaft with a more efficient system as part of an Eskom-funded demand-side management project was not economically viable.

While the ultimate amount of rehabilitation costs to be incurred in the future is uncertain, we have estimated that the total cost for ERPM, in current monetary terms as at June 30, 2010, is R50.0 million. A total of R20.1 million has been contributed to the ERPM Rehabilitation Trust Fund. This is an irrevocable trust, managed by specific responsible people who we nominated and who are appointed as trustees by the Master of the High Court of South Africa.

Ore Reserves and Life of Mine

As at June 30, 2010, our 74% share of Proven and Probable Ore Reserves of ERPM are included under Crown and Ergo. The total surface Ore Reserves comprise of 0.1 million ounces from the Cason Dump and 1.2 million ounces from the Elsburg and Benoni tailings complexes, which will be processed over the next seven and twelve years, respectively. A Mineral Resource competent person is appointed at each operation to review our Ore Reserve calculations for accuracy. For ERPM, Mr. Ryno Botha (SACNASP) is the appointed Mineral Resource competent person.

Current Production

ERPM underground section produced no gold during fiscal 2010. Production from the surface retreatment section Cason Dump is now reported under Crown.

The following table details our attributable share of the production results from ERPM for the past three fiscal years:

	Year ended June 30,		
	2010	2009	2008
Production			
Underground Operations			
Ore mined ('000 tons)	-	202	334
Recovered grade (oz/ton)	-	0.094	0.170
Gold produced (ounces)	-	18,935	56,812
Results of Underground Operations (R)			
Revenues ('000)	-	134,043	333,855
Operating cost ('000)	30,788	199,722	330,789
Cash cost per ounce of gold ($)[1]	-	1,166	796
Total cost per ounce of gold ($)	-	1,646	1,103

[1] Cash cost per ounce and total cost per ounce are financial measures of performance that we use to determine cash generating capacities of the mines and to monitor performance of our mining operations.

Discontinued Operations
Tolukuma

Overview

Dome Resources (Pty) Limited, or Dome, was incorporated on May 17, 1984, under the name Dome Resources NL. Dome owned and operated the Tolukuma gold and silver mine in PNG. During September 1999, we purchased 28,693,002 (19.93%) of Dome’s ordinary shares for A$0.30 ($0.19) per share. In June 2001, we increased our shareholding to 100%.

The Tolukuma gold mine is located approximately 6 kilometers east of Fane Mission, 12 kilometers west of Woitape and 100 kilometers north of Port Moresby in Central Province, Papua New Guinea. The mine is in an area of steep mountainous terrain in the headwaters of Iwu Creek, which drains into the Auga River. Elevations in the mine lease area range from 1,100 meters above sea level (asl) at the Auga River to 1,750 meters asl at the top of Tolukuma hill.

On September 10, 2007, Emperor which held a 100% interest in Tolukuma, announced its intention to divest the Tolukuma gold mine. On October 22, 2007, we sold our entire interest in Emperor.

Property

Tolukuma consists of one mining lease, ML104, covering 1,898 acres (768 hectares) and five current exploration licenses covering an area of approximately 513,962 acres (208,000 hectares), two licenses under renewal covering 125,525 acres (50,800 hectares) and four licenses under application totaling 1,073,884 acres (434,600 hectares). The total exploration area amounts to approximately 2,456,144 acres (994,000 hectares).

The mine is located about 62 miles (100 kilometers) north of Port Moresby in the Central Province of Papua New Guinea at an elevation of 5,115 feet (1,560 meters) above mean sea level. The mine is situated in very steep mountainous terrain that is not accessible by road. All transport of employees, materials and equipment to and from the mine is by helicopter. Tolukuma is worked on a “fly-in-fly-out basis,” with all staff being accommodated in quarters when at the mine.

The climate of the Central Province area is temperate with year round rainfall. Temperatures range from 50 to 77 degrees Fahrenheit (10 to 25 degrees Celsius) and rainfall averages 144 inches (3,650 millimeters) per year. The vegetation is largely rainforest and thick vegetation associated with high rainfall and mountainous regions.

History

1984	Dome Resource (Pty) Limited was incorporated on May 17, 1984, under the name Dome Resources NL, or Dome.
1987	Tolukuma mine was discovered by Newmont Proprietary Limited.
1993	Tolukuma Gold Mines Limited was acquired by Dome from Newmont Second Capital Corporation.
1999	In September, we purchased an initial stake of 19.93% of Dome.
2001	In June, we acquired all outstanding shares of Dome we did not already own, bringing our shareholding to 100%.
2006	We concluded a sale and purchase agreement with Emperor, where initially we held 88.3% of Emperor which in turn holds the 100% interest in Tolukuma.
2007	On September 10, 2007, Emperor announced its intention to divest the Tolukuma gold mine situated in PNG. Accordingly, the Company initiated a divestment process for the mine and a portfolio of associated exploration tenements.
	On October 22, 2007, we sold our entire interest in Emperor for R355.8 million (A$55.9 million).

Mining and Processing

The Tolukuma plant was built in 1995. Historically ore has been mined from both underground and open pit areas. No open pit mining is currently carried out. Ore is sourced primarily from underground mining with mill feed supplemented by ore recovered from low grade stockpiles. All mining is conducted using mining plant and equipment owned by Tolukuma. The average mining depth at Tolukuma is 490 feet (150 meters) below surface or approximately 4,760 feet (1,450 meters) above mean sea level. Access to underground workings is via decline shafts. Mining methods vary according to local ground conditions and are generally mechanized cut and fill shrinkage methods.

The metallurgical plant is compact and is located on a steep ridge in very mountainous terrain. Ore is trucked to the plant, then milled and treated through a conventional gravity and CIL circuit. The plant consists of a closed circuit semi-autogenous mill that was at the time of disposition capable of processing 18,000 tpm. Cyanide in the residue is neutralized in a detoxification plant prior to riverine discharge.

Tolukuma is situated in a remote area, and as a result is forced to be self sufficient with regard to the generation of power. Power is generated through a combination of diesel driven generator sets and hydro-turbine driven generator sets. Three hydro units are installed, capable of generating 1.8 MW of power. These units are dependent on the supply of adequate water. These generators supply 32,000 volts via overhead lines to the mine, where it is transformed down to either 6,600 volts, 1,000 volts or 525 volts, depending on the requirement. On average the mine consumes 30 MW of power. Any shortfall from the hydro units is made up by the diesel units (a total of 3.2 MW of diesel generating power is installed).

Environmental and Closure Aspects

Tolukuma has been developed in accordance with an environmental plan approved by the Papua New Guinea authorities in July 1994. Tolukuma is compliant with the Papua New Guinea Government's regulatory requirements. To ensure continuing compliance with the government's regulatory requirements, Tolukuma has implemented a broad-based Environmental Management and Monitoring Program, or EMMP. The measures we took to implement this program include addressing water quality, population dietary surveys and aquatic fauna and metals-in-tissue surveys. These surveys were conducted during July and September of 2003. During March 2003, an environmental audit was concluded at Tolukuma which found the operations to be in substantial compliance with applicable Papua New Guinea legislation and the EMMP environmental plan.

Tailings are routinely discharged into the Auga/Angabanga river system. The discharging of tailings into riverine and marine systems in Papua New Guinea is an acceptable practice due to the seismic instability of the area and the dangers this poses for the stability of conventional tailings dams. Due to the fact that ore mined at the Tolukuma Mine, and the surrounding land in general is high in mercury, the potential does exist that levels of mercury discharged into the river system might expose us to criminal liability under Papua New Guinea legislation.

Production

Gold production from July 2007 to October 2007 was 13,427 ounces. In fiscal 2007 gold production was 44,181 ounces.

The following table details the operating and production results from Tolukuma for the past three fiscal years.

	Year ended June 30,		
	2010	2009	2008
Production			
Underground Operations			
Ore mined ('000 tons)	-	-	62
Recovered grade (oz/ton)	-	-	0.22
Gold produced (ounces)	-	-	13,427
Results of Operations (R)			
Revenues ('000)	-	-	89,235
Operating cost ('000)	-	-	107,381
Cash cost per ounce of gold ($)[1]	-	-	1,094
Total cost per ounce of gold ($)	-	-	1,767

Durban Deep

Overview

The Durban Deep mine was the original gold mine of the Group. Durban Deep is situated on the northern edge of the Witwatersrand Basin immediately to the west of Johannesburg. Mining took place within the lease area since the discovery of the Witwatersrand Goldfield in 1886 at nearby Langlaagte.

As of August 2000, we ceased all underground and open pit mining operations at Durban Deep. Following the withdrawal of our underground pumping subsidy, the deeper sections of the mine were flooded. On a combined basis, Durban Deep produced more than 37 million ounces of gold prior to the cessation of operations.

We concluded an agreement with M5 on July 21, 2005, in terms of which M5, against payment of a non-refundable fee of R1.5 million, was granted an option to acquire Durban Deep's mine village for R15.0 million. The option lapsed on November 19, 2005. On the exercising of the option the option fee would be deemed part payment of the purchase consideration. If not, the option fee would be forfeited to us.

[1] Cash cost per ounce and total cost per ounce are financial measures of performance that we use to determine cash generating capacities of the mines and to monitor performance of our mining operations.

On November 18, 2005, M5 exercised the option and provided a guarantee for payment. Prior to the registration of the transfer occurring, we were notified by Rand Leases Properties Limited (formerly JCI Properties Limited) of an alleged pre-emptive right in respect of the property in terms of an agreement dated December 1996, pursuant to which the property should be sold to them on similar terms. We subsequently repudiated our agreement with M5 and notified Rand Leases Properties Limited that we did not intend offering the property to them. Both parties indicated to us their intentions to institute legal proceedings for the sale and transfer of the property. On December 12, 2006, Rand Leases Properties Limited issued a summons against us and we filed an Appearance to Defend. A trial date was allocated by the High Court of South Africa for April 25, 2008, but the case was postponed. A new date has not yet been set. Dino Properties (Pty) has instituted action against the Company seeking to enforce an agreement of sale of the DRD Village entered into on September 20, 2005, alternatively payment of R195 million which is alleged to represent the market value of the property. The Company is defending this action; however, the parties have suspended the pleadings with the possibility of pursuing a settlement of the case.

Property

Durban Deep is located within the Central Witwatersrand Basin which stretches from Durban Deep in the west to ERPM in the east. Durban Deep is situated 9.3 miles (15 kilometers) west of Johannesburg and contains mining title to 14,262 acres (5,772 hectares) and owns 3,667 acres (1,484 hectares) of freehold property. These include administrative buildings, hospital, recreation complexes, housing in both hostel and free-standing houses and a security complex. We have title to substantial land tracts on the outskirts of the City of Roodepoort, which is located in this section. We do not intend to convert our rights under the MPRD Act.

Mining and Processing

Five different ore bodies have been mined at Durban Deep. Ore was mined from outcrops at the surface down to a maximum depth of 9,200 feet (2,804 meters) and the reefs are known to persist to 13,000 feet (3,962.4 meters) below the surface within the lease area.

Environmental and Closure Aspects

Rehabilitation and other responsibilities like the National Nuclear Regulator Certificate of Registration requirements have been taken over by DRD (Pty) Ltd, which is owned by Mintails. An official liability transfer in terms of section 58 of the MRPDA Act has been submitted to the DMR. DRDGOLD retains only the village that has no assessed liability associated with it. The legal transfer of the liability would be dependent on the DMR's assessment of Mintail's financial capability. DRDGOLD therefore still has a contingent liability until such legal transfer is affected.

In fiscal 2010, the environmental rehabilitation liabilities reduced from R82.4 million in fiscal 2009 to R19.5 million in fiscal 2010 as a result of the transfer of liabilities in respect of mining rights over the Durban Deep mining license area which was disposed of.

While the ultimate amount of rehabilitation costs to be incurred in the future is uncertain, we have estimated that the remaining cost for Durban Deep, in current monetary terms as at June 30, 2010, is R19.5 million. This has been included in the provision for environmental rehabilitation, restoration and closure costs on the statement of financial position. A total of R21.8 million has been contributed to the Environmental Trust Fund. This is an irrevocable trust, managed by specific responsible people who we nominated and who are appointed as trustees by the Master of the High Court of South Africa.

West Wits

Overview

We own 100% of West Witwatersrand Gold Holdings Limited, or WWGH, which holds West Witwatersrand Gold Mines Limited, or West Wits. We acquired the entire share capital of WWGH, as well as Consolidated Mining Corporation Limited's loan to WWGH, on April 1, 1996. We also acquired the entire issued share capital and the shareholders' claim and loan account of East Champ d'Or Gold Mine Limited, a gold mining company with mining title in the West Rand. The mining assets were sold to Bophelo Trading (Pty) Limited, subsequently renamed, Mogale Gold (Pty) Limited, or Mogale, during fiscal 2004, effectively leading to the closure of the mining operation.

West Wits is situated on the northern edge of the Witwatersrand Basin near the town of Krugersdorp to the west of Johannesburg.

Property

West Wits was formed out of the northern section of Randfontein Estates located in the West Rand Goldfields, about 22 miles (35 kilometers) west of Johannesburg, Gauteng Province. The mine was reached via the R28 Johannesburg-Krugersdorp highway.

West Wits also had rights to mine on three adjacent mining leases, namely, East Champ d'Or, West Rand Consolidated and Luipaardsvlei. West Wits had mining title to 8,364 acres (3,790 hectares) and owned 72 acres (29 hectares) of freehold property on which all of its mining operations were situated. These rights were sold to Mogale during fiscal 2004.

History

1967 West Wits was incorporated and registered as a public company in South Africa on December 21, 1967.
1996 We acquired the entire share capital of West Wits on April 1, 1996.
2000 All mining ceased at West Wits in August 2000.
2002 We entered into an agreement with Bophelo Trading (Pty) Limited, subsequently renamed Mogale Gold (Pty) Limited, or Mogale, for the sale of the West Wits gold plant, freehold areas, surface rights permits and certain related assets.
2003 The agreement with Mogale was subsequently amended by a Memorandum of Agreement on June 6, 2003. The effective date of this sale was July 21, 2003.
2004 Mogale was placed under judicial management on April 13, 2004. As a result, the remaining balance on the purchase price was impaired for R8.3 million.
2005 West Wits entered into an agreement with Randfontein Estates Gold Mines Limited and Atomaer (Pty) Limited, for the establishment of a regional underground water management vehicle.

Mining and Processing

In August 2000, we decided to cease all operations at both the underground and open pit operations at West Wits. This decision was taken after the South African government withdrew the water pumping subsidy. Without the subsidy, mining at West Wits became prohibitively expensive. The mining operation is an agglomeration of old mines on the Randfontein Basin separated from the main part of the Witwatersrand Basin by a geological structure known as the Witpoortjie Horst. Over fifteen different gold-bearing pebble horizons have been mined. Ore has been mined from outcrops at the surface down to a maximum depth of 5,900 feet (1,798.3 meters).

West Wits mined the Livingston Reef package, locally known as the East Reef. It comprises a 100-foot thick package of conglomerates and quartzites dipping at an average of 18 degrees. The combined West Wits produced more than 1.0 million ounces of gold since inception, before the cessation of underground and open-pit operations at the end of August 2000. Subsequent to the cessation of mining operations, the metallurgical plant at West Wits was taken over by Crown for the processing of sand dumps only.

Environmental and Closure Aspects

Responsibility for the mine, including the environmental rehabilitation liability, has been taken over contractually by Mintails although the legal transfer thereof would be dependent on the DMR's assessment of Mintail's financial capability. DRDGOLD therefore still has a contingent liability until such legal transfer is affected. Management of the West Rand Consolidated Mines' tailings dams have been taken over by Mintails which plans to reprocess them. An EMP for the balance of the area has been submitted to the DMR as part of the conversion process of ML9/2000. The execution of the conversion is imminent.

In terms of Acid Mine Drainage (AMD) from the Western Basin, a proposal has been submitted to the regulators for an interim solution whereby the Western Basin water is pumped into the Central Basin. Water from the Central Basin is then pumped from 400m below surface and partly treated in the ERPM High Density Separation (HDS) plant before being released. The proposal is based on a Public Private Partnership and will prevent untreated water from polluting the environment until the final sustainable solution is put in place. In terms of this proposal, DRDGOLD will contribute approximately R13.4 million towards the R218 million capital required. Final approval is awaited.

In fiscal 2010, the Company transferred the environmental rehabilitation liabilities in respect of mining rights over the West Wits mining license area which was disposed of. A total of R18.7 million previously contributed to the Environmental Trust Fund has been impaired as a result of the transfer of the liability.

Legal Proceedings

Litigation regarding environmental issues

On August 2, 2006 and September 4, 2006, two virtually identical applications were brought against DRDGOLD and its directors for relief under the MPRD Act by the Legal Resources Centre on behalf of the residents of two communities, Davidsonville and Kagiso, who reside adjacent to tailings deposition sites of the now dormant Durban Roodepoort Deep mine and the West Witwatersrand mine, respectively. While no financial compensation is sought, the communities are seeking orders for the revision of the environmental management programmes of both sites, and for the sites to be rehabilitated and closed in accordance with the standards of the MPRD Act. DRDGOLD has filed its Appearance to Defend and Answering Affidavits in respect of both matters in the High Court of South Africa. The responsibility rests with the respondent's attorneys to either apply to the High Court for a date of hearing or file replying affidavits.

Application to reverse the granting of a mining right

In June 2008, DRDGOLD and Durban Roodepoort Deep (Pty) Limited (“DRD”) brought an application in the High Court of South Africa against Main Reef Crushers CC (MRC) and the Minister of Mineral Resources because inter alia the latter granted MRC a mining right:

- in respect of an old waste rock dump which is not regulated by the MPRD Act and therefore the right was unlawfully granted;
- over an area on which DRD had already been granted a prospecting right which gives DRD the exclusive right to apply for a mining right in terms of the MPRD Act; and
- in respect of which the Environmental Impact Assessment and the Environmental Management Programme submitted by MRC are fatally defective.

This case was heard by the High Court on September 3, 2009 and postponed sine die. The parties are discussing a possible settlement of the mater.

Lawsuit by French shareholders

In August 2008, the Company received by post a summons issued in the Tribunal De Grande Instance [District Court] of Paris by the Association for the Defense of the Shareholders of East Rand (the association) against DRDGOLD SA.

The claim is based on the following allegations:

- that the members of the Association were shareholders of ERPM;
- that the non-audited ERPM results of the six-month period from July to December 1998 were misleading regarding the 'healthiness' of ERPM prior to its winding up in 1999;
- that the 1999 liquidation of ERPM was fraudulently approved by 15% of shareholders who were representatives of the South African state against the interests of French shareholders; and
- that the subsequent scheme of arrangement to remove ERPM from liquidation in 1999 was approved by 15% of shareholders without consultation with French shareholders.

On the basis of these allegations, the association is claiming a payment of 5 million euros for damages, 10 000 euros for costs and costs of suit. DRDGOLD SA has raised the point that the French Courts lack jurisdiction to hear the matter and also filed its defenses on the merits of the case.

Legal proceedings relating to an agreement to sell Durban Deep’s mine village

We concluded an agreement with M5 on July 21, 2005, pursuant to which M5, against payment of a non-refundable fee of R1.5 million, was granted an option to acquire Durban Deep’s mine village for R15.0 million. On November 18, 2005, M5 exercised the option and provided a guarantee for payment. Prior to the registration of the transfer occurring, we were notified by Rand Leases Properties Limited (formerly JCI Properties Limited) of an alleged pre-emptive right in respect of the property in terms of an agreement dated December 1996, pursuant to which the property should be sold to them on similar terms. We subsequently repudiated our agreement with M5 and notified Rand Leases Properties Limited that we did not intend offering the property to them. Both parties indicated to us their intentions to institute legal proceedings for the sale and transfer of the property. On December 12, 2006, Rand Leases Properties Limited issued a summons against us and we filed an Appearance to Defend. On April 25, 2008 the case was postponed by the High Court.

Dino Properties (Pty) Limited (previously M5) has instituted action against us seeking to enforce an agreement of sale of Durban Deep’s mine Village entered into on September 20, 2005, or alternatively payment of R195 million which is alleged to represent the market value of the property. DRDGOLD is defending this action, however, the parties have suspended the pleadings with the possibility of pursuing a settlement of the case.

Claim for alleged damages at Blyvoor

Duffuel (Pty) Ltd and Paul Frederick Potgieter are suing DRDGOLD, DRDGOLD SA, Blyvoor and the latter's directors for alleged pollution of peat reserves which they claim to sell to the mushroom industry. The following amounts are claimed against DRDGOLD, DRDGOLD SA, Blyvoor and the latter's directors:

- R48,952,000 for loss of peat reserves;
- R52,006,720 for removal of polluted peat, sealing of water in-flow & importation of unpolluted peat; and
- R96,000 for importation of clean water for domestic use.

The defendants are defending this action and have also raised an exception on the basis that the claim is vague and embarrassing, and does not disclose a cause of action; however, the parties have suspended the pleadings with the possibility of pursuing a settlement of the case.

Competition tribunal case

On September 23, 2002, we and Harmony Gold Mining Company Limited, or Harmony, another South African gold mining company, filed a complaint with the South African Competition Commission against Mittal Steel (previously Iscor), a South African steel producer. The complaint alleges that Mittal Steel abused its dominant position by charging excessive prices for its local flat steel products and providing inducements for steel purchasers to refrain from importing competing steel products. The Competition Commission dismissed our claim, and the matter was referred to the Competition Tribunal, who has the authority to overrule the determination of the commission. On March 27, 2007, the Competition Tribunal delivered its judgment, having made the following findings:

- that Mittal Steel has abused its dominant position by engaging in excessive pricing; and
- that Mittal Steel did not induce customers not to deal with its competitors.

On July 27, 2007, the parties presented submissions to the Tribunal on the penalty or penalties which the Tribunal may impose against Mittal. On August 6, 2007, the Competition Tribunal imposed an administrative penalty of R691.8 million against Mittal. Mittal lodged an appeal in the Competition Appeal Court against the decision of the Tribunal. On May 29, 2009, the Court delivered its judgment in terms of which the case was remitted to the Tribunal for hearing of oral evidence in relation to the matters canvassed in the affidavit of one Leon Price, and whether Mittal contravened section 8 (a) of the Competition Act 89 of 1998 by charging excessive prices for flat steel products to the detriment of its consumers. On September 14, 2009, the Company and Harmony announced the withdrawal of the complaint following a settlement agreement signed with Mittal. The terms of the settlement agreement are confidential and will not be made public. The settlement agreement reached represented a satisfactory outcome to the matter for us.

Provisional Judicial management order for Blyvoor operations

On November 9, 2009 DRDGOLD announced that in a bid to save the Blyvoor mine from liquidation, the company intended applying to the High Court of South Africa for a provisional judicial management order over the operation. A provisional judicial management order was granted by the High Court of South Africa on November 10, 2009.

The application, in terms of the provisions of Section 427 of the South African Companies Act, was prompted by Blyvoor’s inability to continue to sustain losses incurred since April 2009, which were brought about by the following circumstances:

- a drop in the Rand gold price received between April 1, 2009 and September 30, 2009, due to the strengthening of the Rand against the US Dollar;
- extensive damage caused during May 2009 to higher-grade underground production areas at Blyvoor’s No. 5 Shaft by seismic activity, restoration of which was expected to take until March 2010 to complete;
- power utility Eskom’s higher winter tariffs, compounded by a 32% price increase effective from July 1, 2009, and the likelihood of further increases in coming months; and
- the wage strike by the National Union of Mineworkers, which lasted for almost a month and resulted in the loss of approximately 8 000 ounces of production.

In terms of a provisional judicial management order, the court appointed a judicial manager who has a wide range of powers at his disposal to take such actions he deems necessary to save the business. These could include giving certain creditors temporary preference over others and agreeing compromises with creditors without the risk of committing an act of insolvency and thereby exposing the mine to liquidation. Management believed that provisional judicial management offered the best possible prospect of preventing Blyvoor's liquidation and of restoring the operation to profitability, while protecting the interests of all stakeholders of both Blyvoor and DRDGOLD.

On April 13, 2010 the High Court of South Africa agreed to lift the provisional judicial management order. The reasons for the lifting of the provisional judicial management order were as follows:

- Blyvoor's return to profitability;
- the return of Blyvoor's trade creditors to normal payment terms;
- an increase in Blyvoor's monthly production; and
- an increase in the Rand gold price.

ITEM 4A. UNRESOLVED STAFF COMMENTS

No applicable.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following Operating and Financial Review and Prospects section is intended to help the reader understand the factors that have affected the Company's financial condition and results of operations for the historical period covered by the financial statements and management's assessment of factors and trends which are anticipated to have a material effect on the Company's financial condition and results in future periods. This section is provided as a supplement to, and should be read in conjunction with, our audited financial statements and the other financial information contained elsewhere in this Annual Report. Our financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB). Our discussion contains forward looking information based on current expectations that involve risks and uncertainties, such as our plans, objectives and intentions. Our actual results may differ from those indicated in such forward looking statements.

The Operating and Financial Review and Prospects include the following sections:

- Operating results:
  - *Business overview*, a general description of our business.
  - *Key drivers of our operating results and principal factors affecting our operating results*, a general description of the principal uncertainties and variables facing our business and the primary factors that have a significant impact on our operating performance.
  - *Recent acquisitions and dispositions*, a description of the recent acquisitions and other transactions that have impacted, or will impact, our performance.
  - *Key financial and operating indicators*, a presentation of the key financial measures we use to track our operating performance.
  - *Application of critical accounting policies*, a discussion of accounting policies that require critical judgments and estimates.
  - *Operating results*, an analysis of our consolidated results of operations during the three fiscal years presented in our financial statements. The analysis is presented both on a consolidated basis, and by operating segment.
- Liquidity and capital resources, an analysis of our cash flows, borrowings and our anticipated funding requirements and sources.
- Outlook and trend information, a review of the outlook for, and trends affecting our business.
- Off-balance sheet arrangements.
- Tabular disclosure of contractual obligations, being the numerical review of our contractual future cash obligations.

5A. OPERATING RESULTS

Business overview

We are a South African gold mining company engaged in underground and surface gold mining, including exploration, extraction, processing and smelting. We have operations comprising underground and surface retreatment operations, including the requisite infrastructure and metallurgical processing plants. Our operations are currently located in South Africa. As at June 30, 2010, DRDGOLD's foreign subsidiaries, which were the holding companies for its previously disposed Australasian operations, have been placed into voluntary liquidation, As at September 30, 2010, the Group has broadened its activities to include initial exploration activities on a small scale in Zimbabwe.

During the fiscal years presented in this Annual Report we divide our worldwide operations into two geographic regions, based on revenue generated from the location of the seller, as follows:

- South Africa, comprising the deep-level Blyvoor operation, in addition to the surface retreatment operations at Crown (includes ERPM surface retreatment operations), ERPM (represents only their underground operations), Ergo (which includes Ergo Mining (Pty) Limited (the Ergo JV) and ErgoGold, formerly the Elsburg Gold Mining Joint Venture) ("South African Operations"). The comparative information has been adjusted to account for ERPM's surface operations included under Crown and for ErgoGold and the Ergo JV being combined into one operation called Ergo. ERPM's underground operation has been included under 'Corporate head-office and all other' in our financial statements' operating segments.
- Australasia, comprising Tolukuma and a 20% interest in the unincorporated Porgera Joint Venture, or Porgera ("Australian Operations"). On August 17, 2007, Emperor sold its 20% interest in the Porgera Joint Venture to Barrick and on October 22, 2007, we sold our entire shareholding in Emperor, which included Tolukuma, to several institutional investors.

In fiscal 2010 and 2009 the South African Operations accounted for 100% of our total production and profit after tax of R203.4 million and R110.7 million, respectively. In fiscal 2008, the South African Operations accounted for 96% of our total production and a profit after tax of R137.0 million, with the Australasian Operations accounting for the remaining 4% of our total production and a net loss after tax of R81.1 million.

Exploration activities are undertaken in South Africa and we are also exploring gold mining possibilities in Zimbabwe by conducting small scale exploration activities there.

From 1895 to 1997, our principal mining operation was the Durban Deep mine. Up to 1999, our general growth strategy was to acquire existing under-performing mines in South Africa at relatively low acquisition costs, and turn them into profitable business units by introducing low-cost mining methods and reducing costs through employing our experience in managing marginal gold mines to more efficiently utilize existing infrastructures. From 1999 to 2006 our focus was to expand our operations outside of South Africa by acquiring lower cash cost and higher margin mines than those in South Africa, through the acquisition of Tolukuma, our 20% interest in Porgera and our 78.9% interest in Emperor (Vatukoula). With the exit from our Australasian operations in 2008, our strategy has since changed to refocus on our operations in South Africa and in particular on the expansion of our surface retreatment operations. A large portion of the proceeds we received from the disposal of our Australasian operations have been utilized during fiscal 2009 and fiscal 2010 to expand our retreatment of surface tailings to recover gold. Our new strategy for the short and medium term is to enhance shareholders' value by reducing risk, controlling costs and taking a disciplined approach to growth.

In fiscal 2010, revenue from continuing operations was slightly higher than in fiscal 2009. The effect of the higher gold price was offset by lower gold production, in particular from underground operations due to the lower grades recovered as a result of the seismic activity at Blyvoor's underground operation at the end of fiscal 2009. In fiscal 2009 revenue from continuing operations was slightly higher than in fiscal 2008. The effect of the higher gold price was offset by lower gold production, in particular from underground due to the closure of ERPM's underground operation. We had R188.2 million in cash and cash equivalents as at June 30, 2010 compared to R352.7 million in cash and cash equivalents as at June 30, 2009. The decrease was primarily a result of capital expenditure incurred to expand our retreatment of surface tailings to recover gold. We are able to fund our short- and medium term projects from cash and borrowing facilities.

As at June 30, 2010, we had Ore Reserves of approximately 6.0 million ounces, compared to 5.2 million ounces as at June 30, 2009 and 4.5 million ounces as at June 30, 2008. The increase from fiscal 2009 to fiscal 2010 was mainly as a result of the higher gold price used in the Ore Reserves calculation together with the expected increase in Crown's deposition capacity as a result of the construction of the Crown/Ergo pipeline linking Crown to Ergo's Brakpan deposition site. The increase from fiscal 2008 to fiscal 2009 was mainly due to the inclusion of the Elsburg tailings, which belong to ERPM and form part of the Ergo operation.

Key drivers of our operating results and principal factors affecting our operating results

The principal uncertainties and variables facing our business and, therefore, the key drivers of our operating results are:

- The price of gold, which fluctuates widely in dollars and rands;
- The production tonnages and gold content thereof, impacting on the amount of gold we produce at our operations;
- The cost of producing that gold as a result of mining efficiencies; and
- General economic factors, such as exchange rate fluctuations and inflation, and factors affecting mining operations particularly in South Africa.

Gold price

Our revenues are derived primarily from the sale of gold produced at our mines. As a result, our operating results are directly related to the price of gold which can fluctuate widely and is affected by numerous factors beyond our control, including industrial and jewelry demand, expectations with respect to the rate of inflation, the strength of the dollar (the currency in which the price of gold is generally quoted) and of other currencies, interest rates, actual or expected gold sales by central banks, forward sales by producers, global or regional political or economic events, and production and cost levels in major gold-producing regions such as South Africa. In addition, the price of gold sometimes is subject to rapid short-term changes because of speculative activities. The demand for and supply of gold may affect gold prices, but not necessarily in the same manner that supply and demand affect the prices of other commodities. The supply of gold consists of a combination of new production from mining and existing stocks of bullion and fabricated gold held by governments, public and private financial institutions, industrial organizations and private individuals. As a general rule we sell the gold produced at market prices to obtain the maximum benefit from prevailing gold prices.

The following table indicates the movement in the dollar gold spot price for the 2010, 2009 and 2008 fiscal years:

	2010 fiscal year	**2009 fiscal year**	**% change**
Opening gold spot price on July 1,	$935 per ounce	$930 per ounce	1%
Closing gold spot price on June 30,	$1,244 per ounce	$935 per ounce	33%
Lowest gold spot price during the fiscal year	$909 per ounce	$713 per ounce	27%
Highest gold spot price during the fiscal year	$1,261 per ounce	$989 per ounce	28%
Average gold spot price for the fiscal year	$1,092 per ounce	$873 per ounce	25%

	2009 fiscal year	**2008 fiscal year**	**% change**
Opening gold spot price on July 1,	$930 per ounce	$651 per ounce	43%
Closing gold spot price on June 30,	$935 per ounce	$930 per ounce	1%
Lowest gold spot price during the fiscal year	$713 per ounce	$648 per ounce	10%
Highest gold spot price during the fiscal year	$989 per ounce	$1,011 per ounce	-2%
Average gold spot price for the fiscal year	$873 per ounce	$821 per ounce	6%

	2008 fiscal year	**2007 fiscal year**	**% change**
Opening gold spot price on July 1,	$651 per ounce	$599 per ounce	9%
Closing gold spot price on June 30,	$930 per ounce	$651 per ounce	43%
Lowest gold spot price during the fiscal year	$648 per ounce	$561 per ounce	16%
Highest gold spot price during the fiscal year	$1,011 per ounce	$691 per ounce	46%
Average gold spot price for the fiscal year	$821 per ounce	$638 per ounce	29%

A significant upward trend in the dollar gold price has been noted over the past five fiscal years. Our production has been sourced from our South African Operations and, until fiscal 2008, our Australasian Operations as well. As a result, the impact of movements in relevant exchange rates during those five fiscal years, has been significant on our operating results. The average gold price in rand and Australian dollars has fluctuated as follows:

- Rand gold price (based on average prices for the year) increased from R6,003 per ounce in fiscal 2008 (a 30% increase from fiscal 2007), to R7,910 per ounce in fiscal 2009 (a 32% increase from fiscal 2008) and R8,309 per ounce in 2010 (a 5% increase from fiscal 2009).
- Australian gold price (based on average prices for the year) increased from A$812 per ounce in fiscal 2007 to A$914 per ounce in fiscal 2008 (a 13% increase from fiscal 2007).

Based on our forecast gold price of R304,761 per kilogram for fiscal 2011, a 10% increase in the rand gold price received will increase our forecast profit after taxation by R276.8 million and a 10% decrease in the rand gold price received will decrease our profit after taxation by R276.8 million.

Gold production and operating costs

Attributable gold production from our continuing operations totaled 241,194 ounces during fiscal 2010, in comparison to 247,690 ounces in fiscal 2009, and 308,005 ounces in fiscal 2008. Our discontinued operations (comprising Tolukuma, Porgera and Vatukoula) recorded production of 13,427 ounces in fiscal 2008. There were no discontinued operations for fiscal 2010 and 2009.

Our costs and expenses consist primarily of operating costs and depreciation. Operating costs include labor, contractor services, stores, electricity and other related costs, incurred in the production of gold. 'Consumables and other' is the largest component of operating costs, constituting 38% of operating costs for fiscal 2010, and labor is the second largest component of operating costs, constituting 34% of operating costs for fiscal 2010, as a large part of our mining operations are deep level underground mines which are more labor intensive.

At our continuing South African Operations, production decreased from 247,690 ounces in fiscal 2009, produced from 14.5 million tonnes milled at an average yield of 0.53g/t, to 241,194 ounces in fiscal 2010, produced from 22.6 million tonnes milled at an average yield of 0.33g/t. Production decreased from 308,005 ounces in fiscal 2008, produced from 14.8 million tonnes milled at an average yield of 0.65g/t, to 247,690 ounces in fiscal 2009, produced from 14.5 million tonnes milled at an average yield of 0.53g/t. During fiscal 2009, the average rand gold price strengthened by 32%, creating an opportunity to mine ore grades that were previously seen to be unprofitable. This increase continued in fiscal 2010, with the average rand gold price strengthening by 5%. The benefits enjoyed in fiscal 2009 by the increase in the average rand gold price were offset in fiscal 2010 by an increase in average operating costs for continuing operations of 9% compared to 40% in fiscal 2009, as a result of a more conservative approach in our mining operations, including cost cutting exercises.

Blyvoor produced 106,452 ounces from 3.6 million tonnes milled at an average yield of 0.92g/t in fiscal 2010, in comparison with 129,473 ounces from 4.0 million tonnes milled at an average yield of 1.00g/t in fiscal 2009 and 141,172 ounces from 4.4 million tonnes milled at an average yield of 1.00g/t in fiscal 2008. The decrease in production at Blyvoor in fiscal 2010 compared to fiscal 2009, was as a result of lower recovered grades from underground operations as a result of seismic activity damaging the high-grade mining areas during the last quarter of fiscal 2009 and a month long wage related strike during the first quarter of fiscal 2010. The decrease in production at Blyvoor in fiscal 2009 compared to fiscal 2008, was as a result of 17 production days being lost in the first quarter because of Section 54 closures imposed by the DMR following the fatalities; in the third quarter six production days were lost because of a lightning strike at No 5 Shaft's electrical sub-station and during the fourth quarter there was a significant decline in grade at No 5 Shaft because of seismicity. The decrease in production at Blyvoor in fiscal 2008 compared to fiscal 2007 was from lower grades being mined due to a decision taken to move out of seismically active areas.

Crown (which has been restated to include the surface retreatment operation of ERPM) produced 99,410 ounces from 7.1 million tonnes milled at an average yield of 0.43g/t during fiscal 2010, in comparison with 95,616 ounces from 8.0 million tonnes milled at an average yield of 0.37g/t in fiscal 2009 and 110,021 ounces from 10.1 million tonnes milled at an average yield of 0.34g/t in fiscal 2008. The higher grades in fiscal 2010 compared to fiscal 2009 was a continued result of higher grade material from the Mennells and Top Star sites and the lower throughput remains as a result of constraint created by Crown's deposition facility. The higher grades in fiscal 2009 compared to fiscal 2008 was a result of higher grade material from the Mennells and Top Star sites and higher grade remnants from the CMR site and the decrease in throughput was intentional: it forms part of the closure plan for the Crown Tailings Deposition Facility.

ERPM (which has been restated to include only its underground production) had no underground gold production during fiscal 2010, in comparison with 18,935 ounces from 0.2 million tonnes milled at an average yield of 3.20g/t in fiscal 2009 and 56,812 ounces from 0.3 million tonnes milled at an average yield of 5.83g/t in fiscal 2008. The decrease in production at ERPM from fiscal 2008 to fiscal 2009 resulted from the discontinuation of the underground operations from October 2008.

Ergo, which commenced production in November 2008, produced 35,332 ounces from 11.9 million tonnes milled at an average yield of 0.09g/t in fiscal 2010, compared to 3,666 ounces from 2.3 million tonnes milled at an average yield of 0.05g/t in fiscal 2009. The increase is due to the first full fiscal year of production and the ramp-up of production towards full production. In fiscal 2009 the initial grade was lower than forecasted due to metallurgical challenges which have been encountered and are currently being addressed by management. A 24-hour per day pilot plant simulating the Ergo plant has been built, which can evaluate individual feeds into the full-scale plant. The most significant finding of the company's investigations to date is that the plant performance is measurably lower than the results obtained in the laboratory bottle roll test, which is used to evaluate the leaching characteristics of the tailings dams. The company believes that it may be the case that the laboratory bottle roll conditions are more aggressive than the plant's mechanical agitation and that some form of attrition is required on the plant to enhance leaching. Various devices are now being tested in pilot programs to establish whether laboratory results can be achieved on a larger scale. The pilot plant is constructed to help determine the optimal blend of material from the Elsburg tailings complex and the L29 dump. Improved yield should result as a consequence of an increase in volumes from the Elsburg tailings complex.

General economic factors

As at September 30, 2010, our operations are predominantly in South Africa, together with small scale exploration activities in Zimbabwe (no significant exposure), and we are exposed to a number of factors, which could affect our profitability, such as exchange rate fluctuations, inflation and other risks relating to South Africa. In conducting mining operations, we recognize the inherent risks and uncertainties of the industry, and the wasting nature of the assets.

Effect of exchange rate fluctuations

For the year ended June 30, 2010, 100% of our revenues were generated from South African operations, all of our operating costs were denominated in rand and we derived all of our revenues in dollars. Fiscal 2010 was marked by volatility in the dollar and an overall weakening in the dollar relative to the rand. As the price of gold is denominated in dollars and we realize our revenues in dollars, the depreciation of the dollar against the rand reduces our profitability, whereas the appreciation of the dollar against the rand increases our profitability. Based upon average rates during the respective years, the rand strengthened by 16% against the dollar in fiscal 2010, compared to a weakening by 24% against the dollar in fiscal 2009 and a weakening by 1% against the dollar in fiscal 2008. The strengthening of the rand limited the increase in the average rand gold price received to only 7% in fiscal 2010, whereas its weakening in fiscal 2009 and 2008 contributed to the increase in the average rand gold price of 30% in both years.

As an unhedged gold producer, we do not enter into forward gold sales contracts to reduce our exposure to market fluctuations in the dollar gold price or the exchange rate movements. If revenue from gold sales falls for a substantial period below our cost of production at our operations, we could determine that it is not economically feasible to continue commercial production at any or all of our operations or to continue the development of some or all of our projects. Our weighted average operating costs per kilogram for our continuing operations was R239,785 per kilogram of gold produced in fiscal 2010, R219,024 per kilogram of gold produced in fiscal 2009 and R156,891 per kilogram of gold produced in fiscal 2008. The average gold price received, from continuing operations, was R267,292 per kilogram of gold produced in fiscal 2010, R250,589 per kilogram of gold produced in fiscal 2009 and R192,143 per kilogram of gold produced in fiscal 2008.

Effect of inflation

In the past, our operations have been materially adversely affected by inflation. As we are unable to control the prices at which our gold is sold, if there is a significant increase in inflation in South Africa without a concurrent devaluation of the local currency or an increase in the price of gold, our costs will increase, negatively affecting our operating results.

The movements in the rand/dollar exchange rate, based upon average rates during the periods presented, and the local annual inflation rate for the periods presented, as measured by the South African Consumer Price Index, or CPI, are set out in the table below:

Year ended June 30,	**2010 (%)**	**2009 (%)**	**2008 (%)**
The average rand/dollar exchange rate (strengthened)/weakened by	(15.9)	23.7	1.3
CPI (inflation rate)	4.2	6.9	12.2
CPIX (inflation rate) (discontinued as from fiscal 2009)	n/a	n/a	11.6

The South African CPI inflation rate stabilized in fiscal 2010 and fiscal 2009 after a significant increase in fiscal 2008 and as at September 30, 2010, it was at 3.5%. From January 2009, the South African Reserve Bank changed the way inflation is measured by expanding the range of consumer goods used and changing the benchmark measure from CPIX (CPI minus mortgage costs) to CPI. Mortgage costs have been replaced by owners’ equivalent rental (OER) to capture housing costs, making CPIX redundant. The closest measure to CPIX is CPI minus OER.

South African political, economic and other factors

We are a South African company and, subsequent to the sale of our stake in Emperor, all our operations are based in South Africa. As a result, we are subject to various economic, fiscal, monetary and political factors that affect South African companies generally. South African companies are subject to exchange control regulations. Governmental officials have from time to time stated their intentions to lift South Africa’s exchange control regulations when economic conditions permit such action. Over the last few years, certain aspects of exchange controls for companies and individuals have been incrementally relaxed. It is, however, impossible to predict when the South African Government will remove exchange controls in their entirety. South African companies remain subject to restrictions on their ability to export and deploy capital outside of the Southern African Common Monetary Area, unless dispensation has been granted by the South African Reserve Bank. For a detailed discussion of exchange controls, see Item 10D.: “Exchange controls.”

On May 1, 2004, the Mineral and Petroleum Resources Development Act (MPRD Act) became effective. Prior to the introduction of the MPRD Act, private ownership in mineral rights and statutory mining rights in South Africa could be acquired through the common law or by statute. Now, all mineral rights have been placed under the custodianship of the South African government under the provisions of the MPRD Act, and old order proprietary rights need to be converted to new order rights of use within certain prescribed periods. We have submitted certain applications in this regard. This process is described more fully under Item 4B.: "Business Overview – Governmental regulations and their effects on our business - South Africa - Common Law Mineral Rights and Statutory Mining Rights."

The MPRD Act makes reference to royalties being payable to the South African government in terms of the Royalty Bill. The fourth draft of the Royalty Bill was promulgated in Parliament on August 14, 2008 and provides for the payment of a royalty according to a formula based on earnings before interest, tax and after the deduction of capital expenditure. The Mineral and Petroleum Resources Royalty Act, No.28 of 2008 was enacted on November 21, 2008 and was published in the South African Government Gazette on November 24, 2008 and the Mineral and the Petroleum Resources Royalty Act (Administration), No.29 of 2008 on November 26, 2008. The rate as calculated per the abovementioned formula is then applied to revenue to calculate the royalty amount due, with a minimum of 0.5% and a maximum of 5% for gold, payable half yearly with a third and final payment thereafter. The royalty is tax deductible and the cost after tax amounts to a rate of between 0.33% and 3.3% at the prevailing marginal tax rates applicable to the group. The registration process commenced on November 1, 2009, after which the group duly registered, and the payment of royalties commenced on March 1, 2010, with DRDGOLD payments due on June 30, 2010 and every six months thereafter. The royalty is payable on old unconverted mining rights and new converted mining rights.

Recent acquisitions and dispositions

The global gold mining industry has experienced active consolidation and rationalization activities in recent years. Accordingly, we have been, and may continue to be, involved in acquisitions and dispositions as part of this global trend and to identify value-adding business combinations and acquisition opportunities. To ensure that our Ore Reserve base is maintained, or increased, we are currently focusing on organic growth from our existing operations, brownfields exploration in South Africa and greenfields exploration in Zimbabwe.

The following is a description of acquisitions and dispositions completed by us since July 1, 2007:

Emperor

On July 27, 2007, DRDGOLD shareholders at a general meeting approved the disposal by Emperor of its 20% interest in the Porgera Joint Venture to a subsidiary of Barrick for a purchase consideration of $250.0 million and the grant of an option to Barrick or its nominee to subscribe for 153,325,943 shares in Emperor. Emperor shareholders also approved the disposal and a capital distribution of A$0.05 per Emperor share to Emperor shareholders by way of a capital return out of the surplus cash realized from the disposal, at a general meeting held on July 30, 2007. The sale transaction was completed on August 17, 2007, for a final cash consideration of R1.9 billion ($255.0 million), which included interest, and subsequently Emperor retired all its debt facilities. The capital distribution was completed on September 3, 2007.

On October 22, 2007, we sold our entire interest in Emperor for R355.8 million (A$55.9 million) to 26 institutional investors with each acquired between 0.4% and 21.6% of the shares.

Top Star Dump

On August 21, 2008 a Mining Right was granted for gold recovery over the Top Star Dump, in favor of Crown by the Department of Mineral Resources (formerly the Department of Minerals and Energy) with effect from August 21, 2008. The mining right for the Top Star Dump has been granted until August 20, 2013 and gold recovery started during December 2008.

Ergo

On June 7, 2007, we and Mintails announced the formation of Ergo, a joint venture between Mintails SA and DRDGOLD SA. Following discussions initiated in the first quarter of 2007, the joint venture parties agreed to pursue a strategy to consolidate certain of their assets on the East Rand. Mintails SA contributed one fully refurbished carbon-in-leach, or CIL, circuit at the Brakpan plant and DRDGOLD SA contributed the Elsburg tailings complex, comprising approximately 180 Mt of tailings. This part of the project, previously referred to as Ergo Phase 1, was subsequently established under the Elsburg Gold Mining Joint Venture, or ErgoGold. Mintails SA and DRDGOLD SA, through their subsidiaries, initially owned 50% each of ErgoGold and the Ergo JV.

On August 6, 2007, the joint venture parties entered into a sale of assets agreement with AngloGold Ashanti pursuant to which it acquired the remaining moveable and immovable assets of the Ergo plant for a consideration of R42.8 million. These assets will be operated by Ergo for its own account, under the AngloGold Ashanti authorizations, until new order mining rights have been obtained. These assets consist of servitudes (access agreements), infrastructure, piping, equipment, old order mining rights and the right to an additional 15 Mt of tailings material.

On November 26, 2007, we announced that DRDGOLD SA signed a binding term sheet with Mintails SA, which provided for significant expansion of the joint venture through:

- the planned refurbishment of all infrastructure at the Brakpan plant, to increase capacity from one CIL gold recovery circuit to a plant capable of processing tailings for the recovery of gold, uranium and sulphuric acid; and
- substantially increasing available tailings material from 180 Mt to up to 1,700 Mt, by securing rights over tailings dumps and slimes dams in the region.

Additional agreements were concluded on November 14, 2007 for:

- the acquisition by Ergo of additional tailings properties and the Withok deposition complex from AngloGold Ashanti for a payment of R45.0 million and assumption of rehabilitation obligations; and
- the acquisition by Mintails SA of an option to acquire tailings properties (the Grootvlei Properties), comprising some 105 Mt, from Pamodzi Gold Limited. The Grootvlei properties formed part of the Mintails SA contribution to the expanded the Ergo JV.

Ergo Phase 1 (ErgoGold) involved the refurbishment of one CIL circuit at the Brakpan plant with the capacity to treat an estimated 15Mt of tailings a year, for the recovery of approximately 75,000 ounces of gold a year. Ergo Phase 2 includes the expansion of the gold plant by refurbishing the second CIL circuit and developing uranium and acid plants. Ergo is managed by Crown.

On September 29, 2008, DRDGOLD SA acquired a further 15% interest in ErgoGold from Mintails SA resulting in DRDGOLD SA, which holds its interest through its subsidiary, ERPM, holding a 65% interest and Mintails SA a 35% interest in the joint venture. On December 8, 2008, DRDGOLD agreed to acquire Mintails SA's remaining interest in ErgoGold, as well as all of the shareholder’s loans owed by ErgoGold to the Mintails group. The acquisition, which was completed on March 31, 2009, resulted in the Group acquiring 100% of ErgoGold. The purchase consideration was paid in cash and amounted to R100.0 million for the 15% interest and R177.0 million for the 35% interest.

On January 21, 2010, DRDGOLD SA through its subsidiary ERPM, acquired the remaining 50% interest in the Ergo JV from Mintails SA for a total consideration of R82.1 million, consisting of R62.1 million in cash and payment of the balance of R20.0 million with DRDGOLD’s shares in Witfontein Mining (Pty) Limited. The acquisition was completed on April 15, 2010 and was recorded in the financial statements effective May 1, 2010.

DRDGOLD treats ErgoGold and the Ergo JV as one operating segment and includes their respective financial results within their Annual Report in accordance with IFRS 8 (Operating Segments). Furthermore, the company’s management believes it is appropriate to present ErgoGold and the Ergo JV together in this discussion as they share the same infrastructure, human resources and mineable material, with ErgoGold being focused on the extraction of gold from the re-treatment of the Elsburg and Benoni deposition sites and the Ergo JV being an exploration project focused on the extraction of uranium and further gold from a range of deposition sites (including the Elsburg and Benoni sites).

ERPM

On October 6, 2008 we ceased pumping at ERPM’s South West Vertical Shaft for safety reasons following the death of two employees underground. Post mortems suggested that the two men, who had been conducting routine water level measurements, died of asphyxiation. The South West Vertical Shaft had been used only for water pumping purposes for several years.

The Department of Mineral Resources issued a Section 54 notice under the Mine Health and Safety Act, subjecting access into the area to certain restrictions and conditions relating to ventilation. On October 23, 2008, drilling and blasting operations were suspended in all shafts after the cessation of pumping of underground water at South West Vertical shaft on October 6, 2008 for safety reasons.

On November 19, 2008, we announced our intention to place on care and maintenance the underground operations of ERPM, and to proceed with a consultation process in terms of Section 189A of the Labour Relations Act to determine the future of the mine’s 1,700 employees. The consultation process was completed on January 20, 2009 and 1,335 employees were retrenched. On August 20, 2009, we discontinued care and maintenance and closed the underground operations.

On June 30, 2010 DRDGOLD signed heads of agreement with White Water Resources Limited (White Water), in terms of which White Water would acquire the prospecting rights over ERPM Extensions 1 and 2 and the mining right over ERPM Extension 1 from ERPM. ERPM’s mining right application over ERPM Extension 1 is pending. Both extensions are contiguous to the ERPM mining lease area. The purchase consideration for the prospecting and mining rights was R18.5 million and would be settled through the issue to ERPM of 74 million ordinary shares in White Water and 26 shares in a special purpose vehicle (SPV) to be created, which would hold the assets acquired by White Water from ERPM in accordance with the terms of the transaction.

In the event that the Department of Mineral Resources did not approve the transfer of one or more of the prospecting or mining rights, the consideration would be reduced to R9.3 million to be settled through the issue to ERPM of 37 million ordinary shares in White Water and 26 ordinary shares in the SPV.

The transaction was subject to the successful conclusion of various conditions precedent, including its approval by White Water shareholders and the DRDGOLD Board of Directors. The DRDGOLD Board of Directors did not approve the transaction and the disposal will not proceed.

Blyvoor

On November 9, 2009, we announced that, in a bid to save our Blyvoor mine from liquidation, we intended applying to the High Court of South Africa for a provisional judicial management order over the operation. A provisional judicial management order was granted by the High Court of South Africa on November 10, 2009.

The application, in terms of the provisions of Section 427 of the South African Companies Act, was prompted by Blyvoor's inability to continue to sustain losses incurred since April 2009, which were brought about by the following circumstances:

- a drop in the rand gold price received between April 1, 2009 and September 30, 2009, due to the strengthening of the rand against the US dollar;
- extensive damage caused during May 2009 to higher-grade underground production areas at Blyvoor's No. 5 Shaft by seismic activity, restoration of which was expected to take until March 2010 to complete;
- power utility Eskom's higher winter tariffs, compounded by a 32% price increase effective from July 1, 2009, and the likelihood of further increases in coming months; and
- the wage strike by the National Union of Mineworkers, which lasted for almost a month and resulted in the loss of approximately 8,000 ounces of production.

In terms of a provisional judicial management order, the court appointed a judicial manager who has a wide range of powers at his disposal to take such actions he deems necessary to save the business. These could include giving certain creditors temporary preference over others and agreeing compromises with creditors without the risk of committing an act of insolvency and thereby exposing the mine to liquidation. Management believed that provisional judicial management offered the best possible prospect of preventing Blyvoor's liquidation and of restoring the operation to profitability, while protecting the interests of all stakeholders of both Blyvoor and DRDGOLD.

On April 13, 2010 the High Court of South Africa agreed to lift the provisional judicial management order. The reasons for the lifting of the provisional judicial management order were as follows:

- Blyvoor's return to profitability;
- the return of Blyvoor's trade creditors to normal payment terms;
- an increase in Blyvoor's monthly production; and
- an increase in the Rand gold price.

Other

On September 17, 2008, our wholly-owned subsidiary, DRD (Offshore) Limited, sold all of its shares in G.M. Network Limited, or GoldMoney, to other GoldMoney shareholders. The cash consideration in respect of the disposal amounted to R23.8 million ($2.9 million). GoldMoney is a company that holds the rights, patents and other intellectual property of GoldMoney.com, which is a product specializing in digital gold currency. We previously held a 50.25% shareholding in Net-Gold Services Limited, which was converted on March 30, 2008 into a 12.3% shareholding in GoldMoney.

On December 9, 2008, Argonaut Financial Services (Pty) Ltd, Mintails SA (Pty) Ltd and Witfontein Mining (Pty) Ltd, entered into a share purchase agreement (SPA) which resulted in Argonaut Financial Services (Pty) Limited (a wholly owned subsidiary of DRDGOLD) and Mintails SA each owning 50% of the shareholding of Witfontein as well as being authorized to each appoint 50% of the board. Previously Mintails SA owned 100% of the issued share capital of Witfontein. Witfontein was to be used as a future deposition establishment facility (i.e. slime deposition). On January 21, 2010, DRDGOLD SA through its subsidiary ERPM, acquired the remaining 50% interest in the Ergo JV from Mintails for a total consideration of R82.1 million. The purchase consideration was paid in cash in the amount of R62.1 million and the balance of R20.0 million was paid with DRDGOLD's shares in Witfontein Mining (Pty) Limited.

In January 2009 we completed the acquisition of 28.33% of the shares in West Wits SA (Pty) Limited, a subsidiary of West Wits Mining Limited, an Australian based listed company. The formation of the company was to explore, evaluate and potentially extract gold and uranium from the West Rand Goldfield of South Africa's Witwatersrand Basin.

On July 22, 2009, the Company announced the rejection by the Mintails board of the offer by DRDGOLD SA to purchase the South African business assets of Mintails after its announcement dated June 29, 2009, which set out information relating to Mintails having conditionally accepted an offer by DRDGOLD SA, to acquire all of its South African business assets, excluding its interest in West Wits Mining Limited.

On April 1, 2010, the Company announced that through mutual agreement the offer made by Aurora Empowerment Systems (Pty) Limited to purchase a 60% interest in Blyvoor for a cash consideration of R295 million, which was payable on June 29, 2010, and to provide a R80 million loan facility over a six month period, was withdrawn following announcement of the offer on December 2, 2009.

Key financial and operating indicators

The financial results for the years ended June 30, 2010, 2009 and 2008 below are stated in accordance with IFRS as issued by the IASB.

We consider the key performance measures for the growth of our business and its profitability to be gold revenue, production, operating costs, cash costs per kilogram and total costs per kilogram, capital expenditure and Ore Reserves. The following table presents the key performance measurement data for the past three fiscal years:

Operating data

Continuing operations

	Year ended June 30,		
	2010	**2009**	**2008**
Revenue (R'000)	1,990,522	1,910,738	1,843,912
Gold production (ounces)	241,194	247,690	308,005
Gold production (kilograms)	7,502	7,704	9,580
Revenue (R/kilogram)	265,332	248,019	192,472
Average gold price received (R/kilogram)	267,292	250,589	192,143
Operating costs (R'000)	1,798,866	1,687,359	1,503,015
Operating costs (R/kilogram)[1]	239,785	219,024	156,891
Total costs (R/kilogram)[1]	237,123	237,344	183,488
Capital expenditure - cash (R'000)	194,018	345,132	251,180
Ore Reserves (ounces)	6,027,000	5,220,000	4,510,000

Discontinued operations[2]

	Year ended June 30,		
	2010	**2009**	**2008**
Revenue (R'000)	-	-	89,235
Gold production (ounces)	-	-	13,427
Gold production (kilograms)	-	-	417
Revenue (R/kilogram)	-	-	213,992
Operating costs (R'000)	-	-	124,437
Operating costs (R/kilogram)[1]	-	-	298,410
Total costs (R/kilogram)[1]	-	-	631,149
Capital expenditure (R'000)	-	-	47,572
Ore Reserves (ounces)	-	-	-

[1] Operating costs per kilogram and total costs per kilogram are non-IFRS financial measures of performance that we use to determine cash generating capacities of the mines and to monitor performance of our mining operations. For a reconciliation to operating costs see Item 5A.: “Operating Results” Under “Reconciliation of cash cost per kilogram, total costs and total costs per kilogram.”

[2] On August 17, 2007, Emperor sold its 20% interest in the Porgera Joint Venture to Barrick and on October 22, 2007 we sold Emperor. As a result we report the Porgera, Tolukuma and Emperor information as discontinued operations and all other operations as continuing operations. We have adjusted the results for prior reporting periods accordingly.

Revenue

Revenue is derived from the sale of gold. The following table analyzes the revenue per operation:

	Year ended June 30,		
	2010	2009	2008
	R'000	R'000	R'000
Continuing operations			
Blyvoor	861,409	1,018,527	848,230
Ergo[1]	294,325	24,178	-
Crown[2]	834,788	733,990	661,827
ERPM[2]	-	134,043	333,855
Total	**1,990,522**	**1,910,738**	**1,843,912**
Discontinued operations[3]			
Tolukuma	-	-	89,235
Total	**-**	**-**	**89,235**

Revenue from continuing operations increased from R1,910.7 million in fiscal 2009 to R1,990.5 million in fiscal 2010. This increase was a consequence of the higher average gold price received by us of R265,332 per kilogram of gold produced, compared to R248,019 per kilogram of gold produced in fiscal 2009. The increase in revenue due to the higher average gold price received was offset by lower gold production at Blyvoor as a result of the seismic activity during the last quarter of fiscal 2009 and a month long wage related strike during the first quarter of fiscal 2010 at Blyvoor (discussed in more detail below under "Gold production"), which resulted in production decreasing from 247,690 ounces in fiscal 2009 to 241,194 ounces in fiscal 2010.

Revenue from continuing operations increased from R1,843.9 million in fiscal 2008 to R1,910.7 million in fiscal 2009. This increase was a consequence of the higher average gold price received by us of R248,019 per kilogram of gold produced, compared to R192,472 per kilogram of gold produced in fiscal 2008. The increase in revenue due to the higher average gold price received was offset by production problems experienced at Blyvoor and the cessation of ERPM's underground operations (discussed in more detail below under "Gold production"), which resulted in production decreasing from 308,005 ounces in fiscal 2008 to 247,690 ounces in fiscal 2009.

[1] Ergo has been restated to include ErgoGold and the Ergo JV. ErgoGold started gold production at the end of the second quarter of fiscal 2009, at which stage the Group owned 50% of the joint venture and the Mintails group owned the remaining 50%. Effective March 31, 2009 the Group acquired Mintails' 50% interest, resulting in the Group owning 100%. Effective May 1, 2010 the Group acquired Mintails' 50% interest in the Ergo JV, resulting in the Group owning 100%.
[2] Crown has been restated to include the surface retreatment operation of ERPM. ERPM has therefore also been restated and comprises only its underground operation.
[3] On August 17, 2007, Emperor sold its 20% interest in the Porgera Joint Venture to Barrick and on October 22, 2007 we sold Emperor. As a result we report the Tolukuma information as a discontinued operation and all other operations as continuing operations.

Gold production

The following table analyzes the attributable production per operation:

	Production in Year ended June 30					
	2010		2009		2008	
	Ounces	Kilograms	Ounces	Kilograms	Ounces	Kilograms
Continuing operations						
Blyvoor	106,452	3,311	129,473	4,027	141,172	4,391
Surface operations	29,226	909	40,575	1,262	37,359	1,162
Underground operations	77,226	2,402	88,898	2,765	103,813	3,229
Ergo[1]	35,332	1,099	3,666	114	-	-
Crown[2]	99,410	3,092	95,616	2,974	110,021	3,422
ERPM[2]	-	-	18,935	589	56,812	1,767
Surface operations	-	-	-	-	-	-
Underground operations	-	-	18,935	589	56,812	1,767
Total attributable production	**241,194**	**7,502**	**247,690**	**7,704**	**308,005**	**9,580**
Total South African Operations	**241,194**	**7,502**	**247,690**	**7,704**	**308,005**	**9,580**
Discontinued operations[3]						
Tolukuma	-	-	-	-	13,427	417
Total Australasian Operations	**-**	**-**	**-**	**-**	**13,427**	**417**

For fiscal 2010, our total attributable gold production from continuing operations decreased by 6,496 ounces, or 3%, to 241,194 ounces from 247,690 ounces produced in fiscal 2009.

At Blyvoor, total production declined by 18% to 106,452 ounces from 129,473 ounces in fiscal 2009, reflecting a 13% decrease in production from the underground operations to 77,226 ounces from 88,898 ounces in fiscal 2009 and a 28% decrease in production from surface operations to 29,226 ounces from 40,575 ounces in fiscal 2009. The decrease in underground production was as a result of lower recovered grades following seismic activity which damaged high-grade mining areas during the last quarter of fiscal 2009. As a consequence, the grade recovered from underground operations decreased from 4.59g/t in fiscal 2009 to 3.79g/t in fiscal 2010. A month long wage related strike during the first quarter of fiscal 2010 also contributed to the decrease in total production. The decrease in the surface production is due to lower volumes recovered from lower grade tailings material available and to the discontinuation of the treatment of uneconomic rock dump material.

At Ergo, fiscal 2010 was the first full year of production, since production commenced at the end of the second quarter of fiscal 2009. Ergo has now reached a steady state of production, although engineering modifications at the Ergo plant to improve recovered grades are still underway as at September 30, 2010. Ergo's recovered grade improved from 0.05g/t in fiscal 2009 to 0.09g/t in fiscal 2010.

At Crown, there was a 4% increase in gold production to 99,410 ounces from 95,616 ounces in fiscal 2009 because of a 16% improvement in recoveries from 0.37g/t in fiscal 2009 to 0.43g/t in fiscal 2010. The increase was partly offset by a reduction of throughput to 7,122,000 tonnes from 8,007,000 tonnes because of the continued impact of deposition constraints at Crown's deposition facility.

At ERPM, underground operations ceased in October 2008 and have been permanently halted. As a result ERPM had no underground production in fiscal 2010, compared to 18,935 ounces in fiscal 2009.

For fiscal 2009, our total attributable gold production from continuing operations decreased by 60,315 ounces, or 20%, to 247,690 ounces from 308,005 ounces produced in fiscal 2008.

[1] Ergo has been restated to include ErgoGold and the Ergo JV. ErgoGold started gold production at the end of the second quarter of fiscal 2009, at which stage the Group owned 50% of the joint venture and the Mintails group owned the remaining 50%. Effective March 31, 2009 the Group acquired Mintails' 50% interest, resulting in the Group owning 100%. The Ergo JV has not yet produced gold and was a joint venture, where the Group owned 50% and the Mintails group owned 50%. Effective May 1, 2010 the Group acquired Mintails' 50% interest, resulting in the Group owning 100%.

[2] Crown has been restated to include the surface retreatment operation of ERPM. ERPM has therefore also been restated and comprises only its underground operation.

[3] On August 17, 2007, Emperor sold its 20% interest in the Porgera Joint Venture to Barrick and on October 22, 2007 we sold Emperor to 26 institutional investors drawing a close to our mining investments in Australasia. As a result we report the 2008 information relating to Tolukuma as a discontinued operation and all other operations as continuing operations.

At Blyvoor, total production declined by 8% to 129,473 ounces from 141,172 ounces in fiscal 2008, reflecting a 14% decrease in gold from the underground operations to 88,898 ounces from 103,813 ounces in fiscal 2008 and a 9% increase in gold from surface sources to 40,575 ounces from 37,359 ounces in fiscal 2008. The decline was a result of the loss of seventeen production days underground during the first half of the 2009 fiscal year as a result of the Section 54 closures imposed by the DMR's Safety Inspectorate following three fatalities, and included two days of mourning called by the National Union of Mineworkers. In addition, in the third quarter of fiscal 2009, six production shifts were lost at No 5 Shaft following a lightning strike at the shaft's electrical sub-station. The increase in surface production is mainly as a result of an improvement in the grade from 0.31g/t in fiscal 2008 to 0.37g/t in fiscal 2009.

At Ergo, gold production commenced at the end of the second quarter of fiscal 2009 and work on the elution plant was completed in April 2009. While volume flows from the first circuit (the Benoni dump) were satisfactory, initial recoveries of 0.04g/t at the end of June 2009 were below project specifications. This required a number of engineering modifications.

At Crown, there was a 13% reduction in gold production to 95,616 ounces from 110,021 ounces in fiscal 2009 because of a 21% decline in throughput to 8,007,000 tonnes from 10,094,000 tonnes. This reduction in throughput was intentional: it formed part of the closure plan for the Crown Tailings Deposition Facility. This decrease was partly offset by an increase in grade from 0.34g/t to 0.37g/t in fiscal 2009. The higher grade in fiscal 2009 compared to fiscal 2008 was a result of higher grade material from the Mennells and Top Star sites and higher grade remnants from the CMR site.

At ERPM, the underground operations ceased in October 2008 and have been permanently halted. As a result underground production at ERPM decreased from 56,812 ounces in fiscal 2008 to 18,935 ounces in fiscal 2009.

A more detailed review of gold production at each of our operations is provided under Item 4D.: "Property, Plant and Equipment."

Cash costs[1] and total costs [2] per kilogram

Our operational focus is to increase production, improve productivity and control costs. For fiscal 2010, cash costs from our continuing operations increased to R239,785 per kilogram of gold from R219,024 per kilogram of gold in fiscal 2009. Total costs from our continuing operations decreased to R237,123 per kilogram of gold from R237,344 per kilogram of gold in fiscal 2009. The increase in cash costs per kilogram of gold produced in fiscal 2010 was due to price increases in key consumables (labor, consumables and electricity) and lower production. The decrease in total costs from continuing operations was due to R156.7 million profit on disposal (placed into voluntary liquidation) of our foreign subsidiary companies, which were the holding companies of our foreign operations.

For fiscal 2009, cash costs from our continuing operations increased to R219,024 per kilogram of gold from R156,891 per kilogram of gold in fiscal 2008. Total costs from our continuing operations increased to R237,344 per kilogram of gold from R183,488 per kilogram of gold in fiscal 2008. The increase in cash costs per kilogram of gold produced in fiscal 2009 was also due to price increases in key consumables (labor, consumables and electricity) and lower production.

Reconciliation of cash costs per kilogram, total costs and total costs per kilogram

Cash costs of production include costs for all mining, processing, administration, royalties and production taxes, but exclude depreciation, depletion and amortization, rehabilitation, retrenchment costs and corporate administration costs. Cash costs per kilogram are calculated by dividing operating costs by kilograms of gold produced. Cash costs per kilogram have been calculated on a consistent basis for all periods presented.

Total operating costs include cash costs of production, depreciation, retrenchment costs, depletion and amortization and the accretion of rehabilitation, reclamation and closure costs.

Total costs, as calculated and reported by us, include total operating costs, plus other operating and non-operating income, finance expenses and other operating and non-operating costs, but exclude taxation, minority interest, profit or loss from associates and the cumulative effect of accounting changes. These costs are excluded as the mines do not have control over these costs and they have little or no impact on the day-to-day operating performance of the mines. Total costs per kilogram are calculated by dividing total costs by kilograms of gold produced. Total costs and total costs per kilogram have been calculated on a consistent basis for all periods presented.

Cash costs per kilogram, total costs and total costs per kilogram are non - IFRS financial measures that should not be considered by investors in isolation or as alternatives to operating costs, net profit/(loss) attributable to equity owners of the parent, profit/(loss) before tax and other items or any other measure of financial performance presented in accordance with IFRS

[1] Cash costs per kilogram is a non - IFRS financial measure of performance that we use to determine cash generating capacities of the mines and to monitor performance of our mining operations. For a reconciliation to operating costs see Item 5A.: "Operating Results."
[2] Total costs per kilogram is a non - IFRS financial measure of performance that we use to determine cash generating capacities of the mines and to monitor performance of our mining operations. For a reconciliation to operating costs see Item 5A.: "Operating Results."

or as an indicator of our performance. While the Gold Institute has provided definitions for the calculation of cash costs, the calculation of cash costs per kilogram, total costs and total costs per kilogram may vary significantly among gold mining companies, and these definitions by themselves do not necessarily provide a basis for comparison with other gold mining companies. However, we believe that cash costs per kilogram, total costs and total costs per kilogram are useful indicators to investors and management of an individual mine's performance and of the performance of our operations as a whole as they provide:

- an indication of a mine’s profitability and efficiency;
- the trend in costs;
- a measure of a mine's margin per kilogram, by comparison of the cash costs per kilogram by mine to the price of gold; and
- a benchmark of performance to allow for comparison against other mines and mining companies.

A reconciliation of operating costs to total costs, cash costs per kilogram and total costs per kilogram, for each of the three years ended June 30, 2010, 2009 and 2008 is presented below. In addition, we have also provided below details of the amount of gold produced by each mine for each of those periods.

For the year ended June 30, 2010
(in R'000, except as otherwise noted)

	Continuing Operations							
	Blyvoor	Ergo[1]	Crown[2]	ERPM[2]	Other[3]	Total South African Operations	Other-Offshore Operations	Total Continuing Operations
Operating costs[4]	888,180	258,971	615,731	30,788	5,196	**1,798,866**	**-**	**1,798,866**
Plus:								
Depreciation	32,616	95,418	61,005	1,452	278	**190,769**	**-**	**190,769**
Retrenchment costs	10,925	-	-	4,029	5,173	**20,127**	**-**	**20,127**
Movement in provision for environmental rehabilitation	1,246	578	(16,994)	(4,618)	(68,246)	**(88,034)**	**-**	**(88,034)**
Movement in gold in progress	(33,766)	(5,215)	9,040	-	-	**(29,941)**	**-**	**(29,941)**
Total operating costs	899,201	349,752	668,782	31,651	(57,599)	**1,891,787**	-	**1,891,787**
Plus:								
(Reversal of impairments)/Impairments	-	-	(12,514)	-	18,738	**6,224**	-	**6,224**
Administration expenses and general costs	5,609	6,169	19,752	18,541	6,765	**56,836**	190	**57,026**
Finance income	(36,556)	(814)	(4,879)	17,150	(19,980)	**(45,079)**	(155,194)	**(200,273)**
Finance expenses	11,730	2,574	5,931	36,799	(32,902)	**24,132**	-	**24,132**
Total costs	879,984	357,681	677,072	104,141	(84,978)	**1,933,900**	(155,004)	**1,778,896**
Gold produced (ounces)	106,452	35,332	99,410	-	-	**241,194**	-	**241,194**
Gold produced (kilograms)	3,311	1,099	3,092	-	-	**7,502**	-	**7,502**
Cash costs per kilogram (R per kilogram)	268,251	235,642	199,137	-	-	**239,785**	-	**239,785**
Total costs per kilogram (R per kilogram)	265,776	325,460	218,975	-	-	**257,785**	-	**237,123**

[1] Ergo has been restated to include ErgoGold and the Ergo JV. ErgoGold started gold production at the end of the second quarter of fiscal 2009, at which stage the Group owned 50% of the joint venture and the Mintails group owned the remaining 50%. Effective March 31, 2009 the Group acquired Mintails' 50% interest, resulting in the Group owning 100%. Effective May 1, 2010 the Group acquired Mintails' 50% interest in the Ergo JV, resulting in the Group owning 100%.
[2] Crown has been restated to include the surface retreatment operation of ERPM. ERPM has therefore also been restated and comprises only its underground operation.
[3] Relates to other non-core operating entities within the Group.
[4] Operating costs equate to cash costs of production.

For the year ended June 30, 2009
(in R'000, except as otherwise noted)

	Continuing Operations							
	Blyvoor	Ergo[1]	Crown[2]	ERPM[2]	Other[3]	Total South African Operations	Other-Offshore Operations	Total Continuing Operations
Operating costs[4]	842,329	73,422	560,064	199,722	11,822	**1,687,359**	**-**	**1,687,359**
Plus:								
Depreciation	29,273	30,784	38,112	607	441	**99,217**	**-**	**99,217**
Retrenchment costs	-	-	-	30,681	4,241	**34,922**	**-**	**34,922**
Movement in provision for environmental rehabilitation	(426)	(2,825)	11,002	(11,023)	22,817	**19,545**	**-**	**19,545**
Movement in gold in progress	9,445	(11,232)	(5,231)	-	-	**(7,018)**	**-**	**(7,018)**
Total operating costs	880,621	90,149	603,947	219,987	39,321	**1,834,025**	-	**1,834,025**
Plus:								
Impairments	-	-	121,474	53,012	(99,348)	**75,138**	-	**75,138**
Administration expenses and general costs	16,719	2,810	19,980	16,592	18,662	**74,763**	8,820	**83,583**
Finance income	(44,207)	(16)	(9,029)	(32,991)	(120,752)	**(206,995)**	1,004	**(205,991)**
Finance expenses	12,889	2,372	7,563	25,350	(16,749)	**31,425**	10,318	**41,743**
Total costs	866,022	95,315	743,935	281,950	(178,866)	**1,808,356**	20,142	**1,828,498**
Gold produced (ounces)	129,473	3,666	95,616	18,935	-	**247,690**	-	**247,690**
Gold produced (kilograms)	4,027	114	2,974	589	-	**7,704**	-	**7,704**
Cash costs per kilogram (R per kilogram)	209,170	644,053	188,320	339,087	-	**219,024**	-	**219,024**
Total costs per kilogram (R per kilogram)	215,054	836,096	250,146	478,693	-	**234,729**	-	**237,344**

[1] Ergo has been restated to include ErgoGold and the Ergo JV. ErgoGold started gold production at the end of the second quarter of fiscal 2009, at which stage the Group owned 50% of the joint venture and the Mintails group owned the remaining 50%. Effective March 31, 2009 the Group acquired Mintails' 50% interest, resulting in the Group owning 100%. The Ergo JV has not yet producing gold and was a joint venture, where the Group owned 50% and the Mintails group owned 50%. Effective May 1, 2010 the Group acquired Mintails' 50% interest, resulting in the Group owning 100%.
[2] Crown has been restated to include the surface retreatment operation of ERPM. ERPM has therefore also been restated and comprises only its underground operation.
[3] Relates to other non-core operating entities within the Group.
[4] Operating costs equate to cash costs of production.

For the year ended June 30, 2008
(in R'000, except as otherwise noted)

	Continuing Operations							Discontinued Operations			
	Blyvoor	Crown[1]	ERPM[1]	Other[2]	Total South African Operations	Other-Offshore Operations	Total Continuing Operations	Porgera[3]	Tolukuma[3]	Other[2]	Total discontinued operations
Operating costs[4]	697,281	459,703	330,789	15,242	1,503,015	-	1,503,015	-	107,381	17,056	124,437
Plus:											
Depreciation	22,671	24,273	21,544	589	69,077	-	69,077	-	348	506	854
Retrenchment costs	-	-	5,528	5,816	11,344	-	11,344	-	-	-	-
Movement in provision for environmental rehabilitation	958	20,334	10,976	(2,097)	30,171	-	30,171	-	3,868	151	4,019
Movement in gold in progress	(14,373)	(1,354)	484	-	(15,243)	-	(15,243)	-	9,675	384	10,059
Total operating costs	706,537	502,956	369,321	19,550	1,598,364	-	1,598,364	-	121,272	18,097	139,369
Plus:											
Loss on derivative instruments	-	-	-	-	-	-	-	-	-	433	433
Impairments	-	-	69,804	(5,889)	63,915	-	63,915	-	46,718	-	46,718
Administration expenses and general costs	17,333	12,294	17,622	30,083	77,332	2,107	79,439	1,985	9,898	8,201	20,084
Finance income	(5,960)	(10,796)	(2,716)	(64,754)	(84,226)	(7,749)	(91,975)	(195,970)	375	192,555	(3,040)
Finance expenses	67,232	25,926	4,360	18,118	115,636	(7,568)	108,068	(7,144)	(4,745)	71,514	59,625
Total costs	785,142	530,380	458,391	(2,892)	1,771,021	(13,210)	1,757,811	(201,129)	173,518	290,800	263,189
Gold produced (ounces)	141,172	110,021	56,812	-	308,005	-	308,005	-	13,427	-	13,427
Gold produced (kilograms)	4,391	3,422	1,767	-	9,580	-	9,580	-	417	-	417
Cash costs per kilogram (R per kilogram)	158,798	134,338	187,204	-	156,891	-	156,891	-	257,508	-	298,410
Total costs per kilogram (R per kilogram)	178,807	154,991	259,418	-	184,866	-	183,488	-	416,110	-	631,149

[1] Crown has been restated to include the surface retreatment operation of ERPM. ERPM has therefore also been restated and comprises only its underground operation.
[2] Relates to other non-core operating entities within the Group.
[3] On August 17, 2007, Emperor sold its 20% interest in the Porgera Joint Venture to Barrick and on October 22, 2007 we sold Emperor. On March 30, 2008 we disposed of our 50.25% shareholding in NetGold Services Limited (Netgold). As a result we report the Porgera, Tolukuma, Emperor and Netgold information as discontinued operations and all other operations as continuing operations. We have adjusted the results for prior reporting periods accordingly.
[4] Operating costs equate to cash costs of production.

Capital expenditure

During fiscal 2010, total capital expenditure (cash) relating to continuing operations was R194.0 million, compared to R345.1 million in fiscal 2009, a decrease of 44%. Capital expenditure decreased, because most of the capital for Phase 1 of the Ergo project was incurred during fiscal 2009. In fiscal 2010, Ergo spent R34.4 million for the installation and development of infrastructure, Crown spent R29.6 million on the commencement of the Crown/Ergo pipeline project and R16.1 million on tailings deposition site maintenance and vehicles and equipment, Blyvoor spent R79.6 million mainly for opening up and development and equipment renewals. For a detailed summary of capital expenditure, see item 4D.: " Property, Plant and Equipment".

During fiscal 2009, total capital expenditure (cash) relating to continuing operations was R345.1 million, compared to R251.1 million in fiscal 2008, an increase of 37%. Capital expenditure increased, mainly due to R178.4 million spent specifically on Phase 1 of the Ergo project for installation and development of new infrastructure, R17.2 million for mining properties at ERPM, R39.6 million went towards the completion of reclamation and ancillary equipment for Top Star, tailings deposition site maintenance and installation of reclamation equipment for the recommencement of the 3A17 areas at Crown, R41.4 million for development of infrastructure at Blyvoor and specifically for the Way Ahead project (WAP project) at a cost of R10.1 million. For a detailed summary of capital expenditure, see item 4D.: " Property, Plant and Equipment".

Subsequent to June 30, 2010 and up to September 30, 2010 we spent R59.4 million on capital expenditure relating mainly to:

- Blyvoor for opening up and development amounting to R14.5 million;
- Crown for the Crown/Ergo pipeline project amounting to R17.9 million;
- Ergo for construction and commissioning of the upgrading of the second CIL circuit amounting to R0.9 million and the Brakpan tailings facility rehabilitation amounting to R7.6 million; and
- Zimbabwe exploration amounting to R2.0 million.

Ore Reserves

As at June 30, 2010, our Ore Reserves from continuing operations were estimated at 6.0 million ounces, as compared to approximately 5.2 million ounces at June 30, 2009, representing a 15% increase. The increase is mainly due to an increase in the Rand gold price. Excluding the effect of depletion, our Ore Reserves increased by 1.0 million ounces, or 19%. At June 30, 2009, our Ore Reserves from continuing operations were estimated at 5.2 million ounces, as compared to approximately 4.5 million ounces at June 30, 2008, representing a 16% increase. Excluding the effect of depletion, our Ore Reserves increased by 0.9 million ounces, or 20%.

We seek to increase our Ore Reserves through development and to acquire additional new Ore Reserves through acquisitions as well as exploration.

	Year ended June 30,					
	2010		2009		2008	
	Ounces '000	Kilograms	Ounces '000	Kilograms	Ounces '000	Kilograms
Continuing operations						
Blyvoor	3,973	123,544	3,519	109,453	3,332	103,650
Crown	858	26,667	410	12,739	535	16,641
ERPM	-	-	-	-	582	18,108
Ergo[1]	1,196	37,192	1,291	41,697	61	1,906
Total Ore Reserves from continuing operations	**6,027**	**187,403**	**5,220**	**163,889**	**4,510**	**140,305**
Discontinued operations						
Porgera Joint Venture	-	-	-	-	-	-
Tolukuma	-	-	-	-	108	3,354
Total Ore Reserves from discontinued operations	**-**	**-**	**-**	**-**	**108**	**3,354**

Our Ore Reserves presented in Item 4B.: "Business Overview" and above are prepared using three year average gold prices at the time of reserve determination. For purposes of our financial statements, depreciation and impairment of property, plant and equipment is determined based upon our "recoverable minerals", which means proven and probable ore reserves, which are calculated using our life of mine business plans and a gold price at the end of each financial year.

Application of critical accounting policies

Some of our significant accounting policies require the application of significant judgment by management in selecting the appropriate assumptions for calculating financial estimates. By their nature, these judgments are subject to an inherent degree of uncertainty and are based on our historical experience, terms of existing contracts, management's view on trends in the gold mining industry and information from outside sources.

Management believes the following critical accounting policies involve the more significant judgments and estimates used in the preparation of our consolidated financial statements and could potentially impact our financial results and future financial performance:

- Property, plant and equipment
- Impairment of property, plant and equipment
- Deferred income and mining taxes
- Reclamation and environmental costs
- Post-retirement medical benefits
- Financial instruments

Management has discussed the development and selection of each of these critical accounting policies with the Board of Directors and the Audit Committee, both of which have approved and reviewed the disclosure of these policies. Our significant accounting policies relating to our accounting estimates and judgments are described in more detail in note 1 to the consolidated financial statements. Refer to Item 18.: "Financial statements''. This discussion and analysis should be read in conjunction with the consolidated financial statements and related notes included in Item 18.: "Financial statements''.

Property, plant and equipment

Actual expenditures incurred for mineral property interests, mine development costs, mine plant facilities and equipment are capitalized to the specific mine to which the cost relates. Depreciation is calculated on a mine-by-mine basis using the units of production method. Other assets are depreciated using the straight-line method over the expected life of these assets. Under the units of production method, we estimate the depreciation rate based on actual production over total Proven and Probable Ore Reserves of the particular mine, which are calculated using our life of mine business plans and a gold price at the end of each financial year. This rate is then applied to actual costs capitalized to date to arrive at the depreciation expense for the period. Proven and Probable Ore Reserves of the particular mine reflect estimated quantities of economically and legally recoverable reserves. Changes in management's estimates of the quantities of economically recoverable reserves impact depreciation on a prospective basis. The estimate of the total reserves of our mines could be materially different from the actual gold mined due to changes in the factors used in determining our Ore Reserves, such as the gold price, foreign currency exchange rates, labor costs, engineering evaluations of assay values derived from sampling of drill holes and other openings. Any change in management's estimate of the total Proven and Probable Ore Reserves would impact the depreciation charges recorded in our consolidated financial statements. The prevailing market price of gold at the end of the financial year was R208,287, R236,227 and R306,081 per kilogram for the fiscal years ended June 30, 2008, 2009 and 2010, respectively.

[1] Ergo's Ore Reserves include the Elsburg and Benoni tailings complexes which are being processed by Ergo, however the mining rights for these tailings are owned by ERPM.

Impairment of property, plant and equipment

The carrying amounts of assets, other than inventories and deferred tax assets are reviewed at each statement of financial position date to determine whether there is any indication of impairment. If any such indication exists, the asset's recoverable amount is estimated. The recoverable amount of an asset or cash-generating unit is the greater of its value in use and its fair value less costs to sell. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. Future cash flows are estimated based on quantities of recoverable minerals, expected gold prices, production levels and cash costs of production, all based on life of mine business plans. The term "recoverable minerals" means proved and probable ore reserves, which are calculated using our life of mine business plans and a gold price at the end of each financial year. The prevailing market price of gold at the end of the financial year was R208,287, R236,227 and R306,081 per kilogram for the fiscal years ended June 30, 2008, 2009 and 2010, respectively. For the purpose of impairment testing, assets are grouped together into the smallest group of assets which generates cash inflows from continuing use that is largely independent of the cash inflows of other assets or groups of assets, or the cash-generating unit. An impairment loss is recognized directly against the carrying amount of the asset whenever the carrying amount of an asset, or its cash generating unit, exceeds its recoverable amount. Impairment losses are recognized in profit or loss.

The recoverable amount of property, plant and equipment is generally determined utilizing discounted future cash flows. We also consider such factors as our market capitalization, the quality of the individual ore body and country risk in determining the recoverable amount. During fiscal 2010, R6.2 million was recorded as impairment and during fiscal 2009 and 2008, R72.4 million and R116.5, respectively, were recorded as impairment by applying these principles. In fiscal 2010, we calculated the recoverable amount based on updated life-of-mine business plans, a gold price of R311,636 per kilogram in year one escalating at 5.8% per annum, and a discount rate of 13.7%. With a 10% reduction in the gold price to R280,472 per kilogram, an impairment of R731.6 million would be raised, or at an increase in the discount rate of 0.6 percentage points to 14.3%, the group would start to raise an impairment of the mining assets. The increase in discount rate from 12.5% in fiscal 2009 to 13.7% in fiscal 2010, was as a result of the increase in the South African market risk premium which increased from 8.0% to 11.6% and had been offset by a decrease in the debt interest rate (after adjusting for the impact of taxation) from 9.36% to 7.2%. The decrease in the escalation rate from 7.42% in fiscal 2009 to 5.8% in fiscal 2010 was a result of lower inflation rates from 6.96% (CPI) down to 4.2% (CPI).

As at June 30, 2010, the net asset value as per the statement of financial position amounting to R1,650.0 million, exceeded the company's market capitalization amounting to R1,312.5 million. This is an indicator of possible impairment in accordance with paragraph 12 of IAS 36 – Impairment of assets (International Financial Reporting Standards (IFRS)). Management has assessed the recoverable amounts of the mining assets through each operation's respective life-of-mine plans, using the value in use method and the assumptions mentioned in the aforementioned paragraph, and determined that no impairment is required.

Deferred income and mining taxes

Deferred taxation is recognized in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Deferred tax is not recognized for the following temporary differences: the initial recognition of assets or liabilities in a transaction that is not a business combination and that affects neither accounting nor taxable profit, and differences relating to investments in subsidiaries and jointly controlled entities to the extent that it is probable that they will not reverse in the foreseeable future. In addition, deferred tax is not recognized for taxable temporary differences arising on the initial recognition of goodwill. Deferred tax is measured at the tax rates that are expected to be applied to the temporary differences, based on the expected manner of realization or settlement of the carrying amount of assets and liabilities, and based on the laws that have been enacted or substantively enacted by the reporting date.

The amount recognized as a deferred tax asset is generally determined utilizing discounted future cash flows. We consider all factors that could possibly affect the probability that future taxable profit will be available against which unused tax credits can be utilized. These factors included profitability of the operations and a higher gold price. The amount recognized as a deferred tax asset is sensitive to the current gold spot price. As at June 30, 2010 we recognized a deferred tax asset of R140.7 million, (June 30, 2009: R165.1 million, and June 30, 2008: R81.6 million). The amount recognized at June 30, 2010 is based on a future gold price received of R311,636 per kilogram in year one, escalating at an average of 5.8% per annum. At a 10% lower gold price received of R280,472 per kilogram, there will be no reduction in the deferred tax asset. Ergo is still a new project, however its performance for the current year has improved from the prior year and is expected to be sustainable in the foreseeable future. Should Ergo's performance not be sustainable, it could impact the related deferred tax asset negatively.

Reclamation and environmental costs

The provision for environmental rehabilitation (which includes restoration costs) represents the cost that will arise from rectifying damage caused before production commenced. Accordingly an asset is recognized and included within mining properties. Provisions for environmental rehabilitation are provided at the present value of the expenditures expected to settle the obligation, using estimated cash flows based on current prices. The unwinding of the obligation is included in profit or loss. Estimated future costs of environmental rehabilitation are reviewed regularly and adjusted as appropriate for new circumstances or changes in law or technology. Changes in estimates are capitalized or reversed against the relevant asset. Gains or losses from the expected disposal of assets are not taken into account when determining the provision.

Estimated provisions for environmental rehabilitation, comprising pollution control rehabilitation and mine closure, are based on our environmental management plans in compliance with current technological, environmental and regulatory requirements. An average discount rate of 8.95%, average inflation rate of 5.76% and expected life of mines according to the life-of-mine plans were utilized in the calculation of the estimated net present value of the rehabilitation liability (fiscal 2009: average discount rate of 8.25%, average inflation rate of 5.7% and fiscal 2008: average discount rate of 11.0% and inflation rate of 8.9%). During fiscal 2010 there was a net increase in the provision of R6.4 million and due to the acquisition of the remaining 50% interest in the Ergo JV an increase amounting to R79.0 million (during fiscal 2009 there was a net increase in our provision of R1.9 million). Charges to profit or loss for the environmental rehabilitation of R88.0 million (benefit raised which includes the transfer of liabilities to the amount of R63.4 million and R4.8 million relating to the disposal of the mining rights of Durban Roodepoort Deep and West Witwatersrand Gold Mine (Pty) Limited, respectively), R19.5 million and R34.2 million were raised in fiscal 2010, 2009 and 2008, respectively. Unwinding of the provisions amounting to R10.8 million, R9.8 million and R4.7 million was recorded in fiscal 2010, 2009 and 2008, respectively.

In South Africa, annual contributions are made to dedicated Rehabilitation Trust Funds, which are to be used to fund the estimated cost of rehabilitation during and at the end of the life of the relevant mine.

Post-retirement medical benefits

Post-retirement medical benefits in respect of qualifying employees are recognized as an expense over the expected remaining service lives of relevant employees. We have an obligation to provide medical benefits to certain of our pensioners and dependants of ex-employees. These liabilities are provided in full, calculated on an actuarial basis. Periodic valuation of these obligations is carried out by independent actuaries using appropriate mortality tables, long-term estimates of increases in medical costs and appropriate discount rates. Actuarial gains and losses are recognized immediately in profit or loss. Assumptions used to determine the liability include a discount rate, health cost inflation rate, real discount rate, retirement age, spouse age gap, continuation at retirement and proportion married at retirement. At June 30, 2010 a provision of R12.5 million (June 30, 2009: R42.5 million, June 30, 2008: R21.5 million) for post-retirement medical benefits has been raised. During fiscal 2010, we benefitted R29.7 million (expensed 2009: R21.0 million; 2008: R2.5 million) relating to these post-retirement medical benefits. The benefit in fiscal 2010 was brought about by an actuarial valuation after management revised their assumptions used in this provision as a result of a project initiated during fiscal 2010 to optimize the synergies of our surface retreatment operations and the resulting possibility of a settlement of existing post retirement medical benefits. An independent legal opinion was obtained in this regard. While we believe that these assumptions are appropriate, significant changes in the assumptions may materially affect post-retirement obligations as well as future expenses, which may have an impact on earnings in the periods where the changes in the assumptions occur.

Financial instruments

Financial instruments recognized on the statement of financial position include investments, trade and other receivables, cash and cash equivalents, long- and short-term interest-bearing borrowings, trade and other payables, and bank overdrafts. Financial instruments are initially recognized at fair value and include any directly attributable transaction costs, except those financial instruments measured at fair value through profit or loss.

If the value of the financial instrument cannot be obtained from an active market, we have established fair value by using valuation techniques. These include the use of recent arm's length transactions, reference to other instruments that are substantially the same, discounted cash flow analysis and option pricing models, refined to reflect the issuer's specific circumstances. Preference shares are measured at amortized cost based on expected future discounted cash flows. The original risk adjusted discount rate of 13% is used when estimating the future liability and are re-measured on an annual basis. This original risk adjusted discount rate is replaced with a risk adjusted market rate to determine a fair value on an annual basis.

Operating results

Comparison of financial performance for the fiscal year ended June 30, 2010 with fiscal year ended June 30, 2009

Revenue

The following table illustrates the year-on-year change in revenue from continuing operations by evaluating the contribution of each segment to the total change on a consolidated basis for fiscal 2010 in comparison to fiscal 2009:

R'000	Total revenue 2009	Impact of change in volume		Impact of change in price	Net change	Total revenue 2010
		Acquisitions	Internal growth/ (decline)			
Blyvoor	1,018,527	-	(181,094)	23,976	(157,118)	861,409
Ergo[1]	24,178	-	208,906	61,241	270,147	294,325
Crown[2]	733,990	-	29,123	71,675	100,798	834,788
ERPM[2]	134,043	-	(134,043)	-	(134,043)	-
Total Operations	**1,910,738**	**-**	**(77,108)**	**156,892**	**79,784**	**1,990,522**

Revenue for fiscal 2010 increased by R79.8 million, or 4.2%, to R1,990.5 million, primarily due to the higher gold price received. The average gold price increased from R248,019 per kilogram in fiscal 2009 to R265,332 per kilogram in fiscal 2010. The impact of the increase in the gold price was offset by the decrease in production at ERPM due to its underground operation ceasing production in October 2008 and due to a decrease in production at Blyvoor as a result of the seismic events during the last quarter of fiscal 2009 and the month-long labor strike.

Operating costs

The following table illustrates the year-on-year change in operating costs from continuing operations by evaluating the contribution of each segment to the total change on a consolidated basis for fiscal 2010 in comparison to fiscal 2009:

R'000	Total operating costs 2009	Impact of change in volume		Impact of change in costs	Net change	Total operating costs 2010
		Acquisitions	Internal growth/ (decline)			
Blyvoor	842,329	-	(149,766)	195,617	45,851	888,180
Ergo[3]	73,422	-	634,392	(448,843)	185,549	258,971
Crown[4]	560,064	-	22,222	33,445	55,667	615,731
ERPM[2]	199,722	-	(168,934)	-	(168,934)	30.788
Other[5]	11,822	-	-	(6,626)	(6,626)	5,196
Total	**1,687,359**	**-**	**337,914**	**(226,407)**	**111,507**	**1,798,866**

The following table lists the major components of operating costs for each of the years set forth below:

Costs	Years ended June 30, 2010	2009
Labor	34%	39%
Contractor services	12%	11%
Consumables and other	38%	37%
Electricity and water	16%	13%

[1] Ergo has been restated to include ErgoGold and the Ergo JV. ErgoGold started gold production at the end of the second quarter of fiscal 2009, at which stage the Group owned 50% of the joint venture and the Mintails group owned the remaining 50%. Effective March 31, 2009 the Group acquired Mintails' 50% interest, resulting in the Group owning 100%. Effective May 1, 2010 the Group acquired Mintails' 50% interest in the Ergo JV, resulting in the Group owning 100%.
[2] Crown has been restated to include the surface retreatment operation of ERPM. ERPM has therefore also been restated and comprises only of its underground operation.
[3] Ergo has been restated to include ErgoGold and the Ergo JV. ErgoGold started gold production at the end of the second quarter of fiscal 2009, at which stage the Group owned 50% of the joint venture and the Mintails group owned the remaining 50%. Effective March 31, 2009 the Group acquired Mintails' 50% interest, resulting in the Group owning 100%. Effective May 1, 2010 the Group acquired Mintails' 50% interest in the Ergo JV, resulting in the Group owning 100%.
[4] Crown has been restated to include the surface retreatment operation of ERPM. ERPM has therefore also been restated and comprises only its underground operation.
[5] Relates to non-operating entities within the Group.

As gold mining in South Africa is very labor intensive, labor costs and contractor services are one of the largest components of operating costs. Operating costs are linked directly to the level of production of a specific fiscal year. Operating costs in fiscal 2010 increased by 6.6% to R1,798.9 million compared to operating costs of R1,687.4 million in fiscal 2009. This increase was primarily attributable to Ergo which started its operations during November 2008 and therefore had a full twelve months of production during fiscal 2010. This was offset by the cessation of ERPM's underground operation during fiscal 2009.

At Blyvoor operating costs increased from R842.3 million in fiscal 2009 to R888.2 million in fiscal 2010, with a decrease in volume from 129,473 ounces to 106,452 ounces produced, as a result of the seismic events during the last quarter of fiscal 2009 and a month-long wage related labor strike during the second quarter of fiscal 2010. Operating costs at Ergo were R259.0 million in fiscal 2010, representing operating costs for the first full twelve months of production. Operating costs at Crown were R615.7 million in fiscal 2010, compared to R560.1 million in fiscal 2009. The increase in Crown's operating costs was due to wage increases and higher electricity tariffs. At ERPM there were no operating costs relating to underground production during fiscal 2010.

Rehabilitation provision and amounts contributed to environmental trust funds

As of June 30, 2010, we estimate our total rehabilitation provision, being the discounted estimate of future costs, to be R420.6 million as compared to R412.5 million at June 30, 2009. The increase in fiscal 2010 related to the acquisition of the remaining 50% interest in the Ergo JV which was partially offset by a reduction in the rehabilitation provision of R4.8 million and R63.4 million due to the Durban Roodepoort and West Witwatersrand Gold Mines (Pty) Ltd liabilities being taken over by Mintails SA Limited, respectively. In fiscal 2010 a benefit of R88.0 million (fiscal 2009: R19.5 million expense) including an unwinding of the discount of R10.8 million were recorded (fiscal 2009: R9.8 million) in the statement of comprehensive income.

A total of R126.1 million was invested in our various environmental trust funds as at the end of fiscal 2010, as compared to R129.7 million for fiscal 2009. The decrease is attributable to an impairment of the rehabilitation trust fund relating to the West Witwatersrand Gold Mines (Pty) Limited amounting to R18.7 million, as a result of the transfer of the relating environmental rehabilitation provision. The shortfall between the trust funds and the estimated provisions is expected to be financed by ongoing financial contributions over the remaining production life of the respective mining operations.

Depreciation

Depreciation charges relating to our continuing operations were R190.8 million for fiscal 2010 compared to R99.2 million for fiscal 2009. The increase is mainly attributable to additional assets acquired during the last quarter of fiscal 2009 by Ergo, therefore fiscal 2010 includes a full 12 months of depreciation for these assets, the acquisition of the remaining 50% interest in the Ergo JV during the last quarter of fiscal 2010, and the decrease in the Crown life-of-mine for purposes of depreciation due to limited deposition capacity in fiscal 2009.

Retrenchment costs

Retrenchment costs relating to our continuing operations decreased to R20.1 million in fiscal 2010 from R34.9 million in fiscal 2009. In fiscal 2010, these costs related to retrenchments at Blyvoor amounting to R10.9 million, retrenchments at ERPM amounting to R4.0 million and retrenchments at our corporate head office amounting to R5.2 million. These retrenchments were due to various cost reduction initiatives implemented during fiscal 2010, which included the right-sizing initiative at Blyvoor and the closure of ERPM's underground operation.

Impairments

In fiscal 2010, an impairment reversal of R12.5 million was made against Crown's property, plant and equipment due to the extension of the Knights plant's life-of-mine. An impairment was recorded amounting to R18.7 million against the West Witwatersrand Gold Mines (Pty) Limited rehabilitation trust fund, due to the disposal of the relating mining rights over the West Wits mining lease area.

Administration expenses and general costs

The administration expenses and general costs relating to our continuing operations decreased in fiscal 2010 to R57.0 million from R83.6 million in fiscal 2009, a decrease of R26.6 million. The decrease was mainly due to an insurance claim received by Blyvoor amounting to R14.1 million and cost reduction initiatives undertaken by management.

Finance income

Finance income from our continuing operations decreased from R206.0 million in fiscal 2009 to R200.3 million in fiscal 2010. The majority of the decrease in fiscal 2010 related to the decrease in interest received on our cash and cash equivalents which were significantly lower in fiscal 2010 than in fiscal 2009. In addition, finance income for fiscal 2010 included a R156.7 million profit on disposal of subsidiaries and R14.6 million net gain on the preference shares carried at amortized cost due to an increase in the repayment period.

Finance expenses

Finance expenses from our continuing operations decreased from R41.7 million in fiscal 2009 to R24.1 million in fiscal 2010. A decrease in the unwinding of discount on financial liabilities measured at amortized cost and unrealized foreign exchange losses were the main reasons for the decrease from fiscal 2009 to fiscal 2010.

Income tax

The net tax charge relating to our continuing operations of R8.3 million for fiscal 2010 comprises a current taxation charge of R8.5 million, a deferred tax benefit of R2.0 million and secondary tax on companies charge as a result of the dividend declared amounting to R1.8 million. This compares to a net tax benefit relating to our continuing operations of R28.4 million for fiscal 2009, which comprises a current taxation charge of R46.2 million and a deferred tax benefit of R74.6 million. This compares to a net tax benefit relating to our continuing operations of R68.3 million for fiscal 2008 comprising a current taxation charge of R13.3 million and a deferred tax benefit of R81.6 million. The increase in the deferred tax benefit in fiscal 2009 was as a result of the recognition of estimated tax losses at our operations and other temporary differences which were not recognized previously. On the statement of financial position this deferred tax asset raised was offset by a deferred tax liability raised on the acquisition of ErgoGold amounting to R185.7 million. The decrease in the deferred tax benefit in fiscal 2010, was due to no acquisitions or transactions with similar tax implications taking place during fiscal 2010.

Comparison of financial performance for the fiscal year ended June 30, 2009 with fiscal year ended June 30, 2008

Revenue

The following table illustrates the year-on-year change in revenue from continuing operations by evaluating the contribution of each segment to the total change on a consolidated basis for fiscal 2009 in comparison to fiscal 2008:

		Impact of change in volume				
R'000	**Total revenue 2008**	**Acquisitions**	**Internal growth/ (decline)**	**Impact of change in price**	**Net change**	**Total revenue 2009**
Blyvoor	848,230	-	(70,316)	240,613	170,297	1,018,527
Ergo[1]	-	24,178	-	-	24,178	24,178
Crown[2]	661,827	-	(86,645)	158,808	72,163	733,990
ERPM[2]	333,855	-	(222,570)	22,758	(199,812)	134,043
Total Operations	**1,843,912**	**24,178**	**(379,531)**	**422,179**	**66,826**	**1,910,738**

Revenue for fiscal 2009 increased by R66.8 million, or 3.6%, to R1,910.7 million, primarily due to the higher gold price received. The average gold price received by us increased from R192,472 per kilogram in fiscal 2008 to R248,019 per kilogram in fiscal 2009. The impact of the increase in the gold price was offset by the decrease in production at ERPM due to its underground operation ceasing production in October 2008.

Operating costs

The following table illustrates the year-on-year change in operating costs from continuing operations by evaluating the contribution of each segment to the total change on a consolidated basis for fiscal 2009 in comparison to fiscal 2008:

[1] Ergo has been restated to include ErgoGold and the Ergo JV. ErgoGold started gold production at the end of the second quarter of fiscal 2009, at which stage the Group owned 50% of the joint venture and the Mintails group owned the remaining 50%. Effective March 31, 2009 the Group acquired Mintails' 50% interest, resulting in the Group owning 100%. Effective May 1, 2010 the Group acquired Mintails' 50% interest in the Ergo JV, resulting in the Group owning 100%.

[2] Crown has been restated to include the surface retreatment operation of ERPM. ERPM has therefore also been restated and comprises only its underground operation.

R'000	Total operating costs 2008	Impact of change in volume: Acquisitions	Impact of change in volume: Internal growth/ (decline)	Impact of change in costs	Net change	Total operating costs 2009
Blyvoor	697,281	-	(57,802)	202,850	145,048	842,329
Ergo[1]		73,422	-	-	73,422	73,422
Crown[2]	459,703	-	(60,183)	160,544	100,361	560,064
ERPM[2]	330,789	-	(220,526)	89,459	(131,067)	199,722
Other[3]	15,242	-	-	(3,420)	(3,420)	11,822
Total	**1,503,015**	**73,422**	**(338,511)**	**449,433**	**184,344**	**1,687,359**

The following table lists the major components of operating costs for each of the years set forth below:

Costs	Years ended June 30, 2009	2008
Labor	39%	41%
Contractor services	11%	11%
Consumables and other	37%	35%
Electricity and water	13%	13%

As gold mining in South Africa is very labor intensive, labor costs and contractor services are the largest components of operating costs. Operating costs are linked directly to the level of production of a specific fiscal year. Operating costs in fiscal 2009 increased by 12% to R1,687.4 million compared to operating costs of R1,503.0 million in fiscal 2008. This increase was primarily attributable to Ergo which started its operations during November 2008 and cost increases at Blyvoor which are explained below.

At Blyvoor, operating costs increased from R697.3 million in fiscal 2008 to R842.3 million in fiscal 2009, with a decrease in volume from 141,172 ounces to 129,473 ounces produced, due to the loss of seventeen production days underground during the first half of the 2009 fiscal year because of Section 54 closures imposed by the DMR's (now the Department of Mineral Resources) Safety Inspectorate following three fatalities, and two days of mourning called by the National Union of Mineworkers and in the third quarter of fiscal 2009, six production shifts were lost at No 5 Shaft following a lightning strike at the shaft's electrical sub-station. Operating costs at Ergo were R73.4 million in fiscal 2009, representing operating costs from November 2008. Operating costs at Crown were R560.1 million in fiscal 2009, compared to R459.7 million in fiscal 2008. At ERPM operating costs decreased from R330.8 million in fiscal 2008 to R199.7 million in fiscal 2009, due to the underground operations ceasing production in October 2008.

Rehabilitation provision and amounts contributed to environmental trust funds

As of June 30, 2009, we estimate our total rehabilitation provision, being the discounted estimate of future costs, to be R412.5 million as compared to R381.3 million at June 30, 2008. The increase in fiscal 2009 related to a quantum increase due to vegetation costs and a quantum increase due to the deterioration of the 2L24 / 1L24 – 28 dumps. A movement in the rehabilitation provision of R19.5 million (fiscal 2008: R34.2 million) and an unwinding of the discount of R9.8 million was recorded in fiscal 2009 (fiscal 2008: R4.7 million).

A total of R129.7 million was invested in our various environmental trust funds as at the end of fiscal 2009, as compared to R110.8 million for fiscal 2008. The increase is attributable to investment growth and additional contributions made during the year under review. The shortfall between the trust funds and the estimated provisions is expected to be financed by ongoing financial contributions over the remaining production life of the respective mining operations.

[1] Ergo has been restated to include ErgoGold and the Ergo JV. ErgoGold started gold production at the end of the second quarter of fiscal 2009, at which stage the Group owned 50% of the joint venture and the Mintails group owned the remaining 50%. Effective March 31, 2009 the Group acquired Mintails' 50% interest, resulting in the Group owning 100%. Effective May 1, 2010 the Group acquired Mintails' 50% interest in the Ergo JV, resulting in the Group owning 100%.
[2] Crown has been restated to include the surface retreatment operation of ERPM. ERPM has therefore also been restated and comprises only its underground operation.
[3] Relates to non-operating entities within the Group.

Depreciation

Depreciation charges relating to our continuing operations were R99.2 million for fiscal 2009 compared to R69.1 million for fiscal 2008. The increase is mainly attributable to additional assets acquired and increased capital expenditure at Ergo during the year.

Retrenchment costs

Retrenchment costs relating to our continuing operations increased to R34.9 million in fiscal 2009 from R11.3 million for fiscal 2008. In fiscal 2009, these costs related to retrenchments at ERPM at a cost of R30.7 million and retrenchments at our corporate head office, at a cost of R4.2 million. These retrenchments were due to cost reduction initiatives implemented during the year and the closure of ERPM's underground operations in October 2008.

Impairments

In fiscal 2009, impairments were recorded, relating to the underground mining assets at ERPM amounting to R53.0 million and for Crown R19.4 million because of a restriction of deposition capacity. This compares to impairments in fiscal 2008 relating to the underground mining assets at ERPM amounting to R69.8 million. These impairments were due to the recoverable amount represented by the value in use of these assets being less than their carrying amounts due to the closure of the underground operations.

Administration expenses and general costs

The administration expenses and general costs relating to our continuing operations increased in fiscal 2009 to R83.6 million compared to R79.4 million in fiscal 2008, an increase of R4.2 million. The increase was mainly due to our focus on Ergo whose operations commenced in November 2008.

Finance income

Finance income from our continuing operations increased from R92.0 million in fiscal 2008 to R206.0 million in fiscal 2009. The majority of the increase in fiscal 2009 related to interest received on our significant cash and cash equivalents, which we carried for a longer period in fiscal 2009 compared to fiscal 2008. In addition, finance income for fiscal 2009 included a R62.0 million net gain on the preference shares carried at amortized cost due to an increase in the repayment period and R53.0 million negative goodwill on the acquisition of the remaining 50% interest in ErgoGold.

Finance expenses

Finance expenses from our continuing operations decreased from R108.1 million in fiscal 2008 to R41.7 million in fiscal 2009. A net loss on the re-measurement of financial liabilities carried at amortized cost of R83.7 million in fiscal 2008 was the main reason for the decrease from fiscal 2008 to fiscal 2009.

Income tax

The net tax benefit relating to our continuing operations of R28.4 million for fiscal 2009 comprises a current taxation charge of R46.2 million and a deferred tax benefit of R74.6 million. This compares to a net tax benefit relating to our continuing operations of R68.3 million for fiscal 2008 comprising a current taxation charge of R13.3 million and a deferred tax benefit of R81.6 million. The increase in the deferred tax benefit was as a result of the recognition of estimated tax losses at our operations and other temporary differences which were not recognized previously. On the statement of financial position this deferred tax asset raised was offset by a deferred tax liability raised on the acquisition of ErgoGold amounting to R185.7 million.

5B. LIQUIDITY AND CAPITAL RESOURCES

Operating activities

Net cash of R53.6 million was generated by operating activities for fiscal 2010 as compared to net cash generated by operating activities of R208.2 million for fiscal 2009 and R182.6 million for fiscal 2008. During fiscal 2010, the net working capital movement represented an outflow of cash of R31.5 million, compared to an inflow of R41.4 million in fiscal 2009 and an inflow of R22.2 million in fiscal 2008. Cash generated from operating activities decreased due to lower production at Blyvoor's underground operation, as a result of the seismic events during the last quarter of fiscal 2009 which damaged some of its higher-grade panels and a month long wage related strike during the first quarter of fiscal 2010. In addition, costs increased due to a 32% increase in July 2009 and a further 25% increase in March 2010 in electricity tariffs as well as wage increases. Inventory increased because of finished stock (bullion) which was only sold shortly after June 30, 2010, amounting to R36.4 million (2009: Rnil).

Investing activities

Net cash utilized by investing activities amounted to R226.4 million in fiscal 2010 compared to R593.4 million in fiscal 2009 and R1,531.0 million generated in fiscal 2008.

In fiscal 2010, cash utilized by investing activities mainly consisted of R194.0 million in additions to property, plant and equipment, and R40.4 million for the acquisition of the remaining 50% of Ergo Mining (Pty) Limited. Cash utilized by investing activities in fiscal 2009, mainly consisted of R345.1 million in additions to property, plant and equipment and R277.8 million for the acquisition of the remaining 50% of ErgoGold. Cash generated by investing activities during fiscal 2008 mainly consisted of a cash inflow on disposal of Porgera, net of cash disposed, of R1,936.7 million, a cash outflow on disposal of Netgold and Emperor, net of cash disposed, of R121.7 million along with capital expenditure of R286.7 million and contributions to environmental trust funds of R26.5 million.

Total capital expenditure (cash) for fiscal 2010 was R194.0 million. Capital expenditure was predominantly on Ore Reserve development, new infrastructure and new mining equipment at our operations. Significant continuing capital projects for fiscal 2010 included:

- Blyvoor for opening up and development amounting to R48.9 million;
- Crown for long-lead items relating to Crown/Ergo pipeline amounting to R29.6 million; and
- Ergo for construction and commissioning of the second feeder pipeline from the Elsburg Tailings Complex to the Brakpan plant amounting to R34.4 million.

Total capital expenditure (cash) for fiscal 2009 was R345.1 million. Capital expenditure was predominantly on Ore Reserve development, new infrastructure and new mining equipment at our operations. Significant continuing capital projects for fiscal 2009 included:

- Development of infrastructure at Blyvoor at a cost of R41.4 million and specifically for the WAP project at a cost of R10.1 million (refer Item 4B 'Business Overview');
- Tailings deposition site maintenance, 3A17 dump reclamation and Top Star at Crown at a cost of R39.6 million;
- Mining properties development at ERPM at a cost of R17.2 million;
- Installation and development of infrastructure at Ergo amounting to R178.4 million.

Total capital expenditure (cash) for fiscal 2008 was R286.7 million (including discontinued operations). Capital expenditure was predominantly on Ore Reserve development and new underground mining equipment at all operations. Significant continuing capital projects for fiscal 2008 included:

- Ore Reserve development specifically for the WAP project at Blyvoor at a cost of R74.8 million;
- Installation of new pipelines, 3L2 dump reclamation and Top Star at Crown at a cost of R42.1 million;
- Ore Reserve development and improvement of infrastructure at ERPM at a cost of R30.1 million;
- Installation and development of infrastructure at Ergo amounting to R104.1 million.

We anticipate increasing our capital expenditure in fiscal 2011 by about 159% from our capital expenditure for fiscal 2010 on continuing operations. We expect to incur R501.7 million of capital expenditure on mining equipment and development, upgrading existing underground operations and upgrading current metallurgical plants and tailings facilities as follows:

- Blyvoor – R99.8 million;
- Crown – R248.6 million;
- ERPM – R0.4 million;
- Ergo – R144.1 million;
- Exploration in Zimbabwe – R8.8 million.

Financing activities

Net cash inflow from financing activities was R7.8 million in fiscal 2010 compared to a net cash outflow of R85.8 million in fiscal 2009. In fiscal 2008 the net cash outflow from financing activities was R840.0 million.

During fiscal 2010, we issued 6,620,413 shares for cash consideration of R29.9 million and we issued 262,663 shares to the share option scheme for a consideration of R1.0 million. Costs relating to these share issues were incurred, amounting to R2.0 million. A dividend of R19.0 million was paid and there was a repayment of borrowings amounting to R2.1 million.

During fiscal 2009, we issued 1,429,715 shares to the share option scheme for a consideration of R6.7 million, a dividend of R37.7 million was paid and there was a repayment of borrowings amounting to R54.4 million

During fiscal 2008, we issued 6,229,607 shares for proceeds of R30.3 million. Of these shares, we issued 5,800,000 shares to Investec raising R28.0 million in settlement of financing facilities and a portion of the Convertible Loan Notes and 429,607 shares to the share option scheme for a consideration of R2.3 million. We also repaid borrowings of R819.9 million and made a capital distribution of R74.1 million to the non-controlling interest in Emperor during fiscal 2008.

Borrowings and funding

Our external sources of capital include the issuance of debt, bank borrowings, loan notes and the issuance of equity securities, which include the following:

Effective July 31, 2007 and March 1, 2008, Ergo entered into two separate loan facilities, amounting to R85.3 million, with AngloGold Ashanti Limited for the purchase of the remaining movable and immovable assets of Ergo. The facilities were repayable in equal monthly installments over 23 and 19 months, respectively, of which the final installment was made during fiscal 2010. The loans bore interest at the prime lending rate, which was 10.0% at June 30, 2010 and 11.0% at June 30, 2009. The loan was secured over the assets that were purchased from AngloGold Ashanti Limited.

On January 1, 2009, we entered into a facility of R250.0 million with Investec Bank Limited. The facility bore interest at the three-month Johannesburg Inter-bank Acceptance Rate, or JIBAR, plus 300 basis points. During fiscal 2009, we had not drawn down against this facility. During fiscal 2010 we drew down and settled, R50 million against this facility. This facility was not renewed and, therefore, as at June 30, 2010, this facility was no longer in place.

On October 1, 2010 DRDGOLD Limited's, 74%-owned subsidiary DRDGOLD South African Operations (Pty) Limited, or DRDGOLD SA, established a R500 million Domestic Medium Term Note Programme, or DMTN Programme, under which it may from time to time issue notes. On October 1, 2010, DRDGOLD SA has successfully issued R108 million in notes under the DMTN Programme and the different notes issued mature 12 and 24 months from the date of issue and bear interest at the three month JIBAR rate plus a margin ranging from 4% to 5% per annum.

Anticipated funding requirements and sources

At June 30, 2010, we had cash and cash equivalents of R188.2 million, and positive working capital (defined as current assets less current liabilities) of R132.9 million, compared to cash and cash equivalents of R352.7 million and positive working capital of R224.5 million at June 30, 2009 and cash and cash equivalents of R845.6 million and positive working capital of R761.8 million at June 30, 2008. At September 30, 2010, our cash and cash equivalents were R146.6 million.

Our management believes that existing cash resources, net cash generated from operations and the availability of negotiated funding facilities will be sufficient to meet our anticipated commitments for fiscal 2011 as described above.

Our estimated working capital, capital expenditure and other funding commitments, as well as our sources of liquidity, would be adversely affected if:

- our operations fail to generate forecasted net cash flows from operations;
- there is an adverse variation in the price of gold or foreign currency exchange rates in relation to the US dollar, particularly with respect to the rand; or
- our operating results or financial condition are adversely affected by the uncertainties and variables facing our business discussed under Item 5A.: "Operating Results" or the risk factors described in Item 3D.: "Risk Factors."

In such circumstances, we could have insufficient capital to meet our current obligations in the normal course of business, which would have an adverse impact on our financial position and our ability to continue operating as a going concern. We would need to reassess our operations, consider further restructuring and/or obtain additional debt or equity funding. There can be no assurance that we will obtain this additional or any other funding on acceptable terms or at all.

5C. RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC.

We are not involved in any research and development and have no registered patents or licenses.

5D. TREND INFORMATION

During the first quarter of fiscal 2011, we produced 65,267 ounces at average cash costs of R256,498 per kilogram from our operations. Gold production from our operations for the second quarter of fiscal 2011 is expected to be in line with the first quarter results. Cash costs for the second quarter of fiscal 2011 are expected to be slightly lower due to winter tariffs for electricity applying during the first quarter of fiscal 2011.

For the full year fiscal 2011, we are forecasting gold production from our operations of approximately 271,513 ounces at cash costs of approximately R249,279 per kilogram , based on an exchange rate assumption of approximately $1.00/R6.99. Our ability to meet the full year's production target could be impacted by, amongst other factors, seismicity, lower grades, achieving the targets set at Ergo and timely installation of the Crown/Ergo pipeline. We are also subject to cost pressures due to increases in labor costs; increases in crude oil, steel, electricity and water prices; unforeseen changes in ore grades and recoveries; unexpected changes in the quality or quantity of reserves; unstable or unexpected ground conditions and seismic activity; technical production issues; environmental and industrial accidents; gold theft; environmental factors; and pollution, which could adversely impact the forecasted cash costs for fiscal 2011.

5E. OFF-BALANCE SHEET ARRANGEMENTS

The Company does not engage in off-balance sheet financing activities, and does not have any off-balance sheet debt obligations, unconsolidated special purposes entities or unconsolidated affiliates.

5F. TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

			Payments due by period		
	Total R'000	Less than 1 year R'000	Between 1-3 years R'000	Between 3-5 years R'000	More than 5 years R'000
Long-term loans (including interest)	-	-	-	-	-
Purchase obligations – contracted capital expenditure [1]	36,744	36,744	-	-	-
Preference shares held by Khumo Gold SPV (Pty) Limited and the DRDSA Empowerment Trust (including interest)	197,803	-	-	34,722	163,081
Environmental rehabilitation, reclamation and closure costs[2]	420,604	19,531	-	-	401,073
Total contractual cash obligations	**655,151**	**56,275**	**-**	**34,722**	**564,154**

5G. SAFE HARBOR

See "Special Note regarding Forward-Looking Statements."

[1] Represents planned capital expenditure for which contractual obligations exist.

[2] Operations of gold mining companies are subject to extensive environmental regulations in the various jurisdictions in which they operate. These regulations establish certain conditions on the conduct of our operations. Pursuant to environmental regulations, we are also obliged to close our operations and reclaim and rehabilitate the lands upon which we have conducted our mining and gold recovery operations. The estimated closure costs at existing operating mines and mines in various stages of closure are reflected in this table. For more information on environmental rehabilitation obligations, see Item 4D.: "Property, Plant and Equipment" and Note 19 "Provision for environmental rehabilitation, reclamation and closure costs" under Item 18.: "Financial Statements".

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

6A. DIRECTORS AND SENIOR MANAGEMENT

Directors and Executive Officers

Our board of directors may consist of not less than four and not more than twenty directors. As of June 30, 2010, our board consisted of six directors and as of June 30, 2009, six directors.

In accordance with JSE listing requirements and our Articles of Association, one third of the directors comprising the board of directors, on a rotating basis, are subject to re-election at each annual general shareholders' meeting. Additionally, all directors are subject to election at the first annual general meeting following their appointment. Retiring directors normally make themselves available for re-election.

The address of each of our Executive Directors and Non-Executive Directors is the address of our principal executive offices.

Executive Directors

Daniël Johannes Pretorius (43) Chief Executive Officer. Mr. D.J. Pretorius was appointed as Chief Executive Officer Designate on August 21, 2008. On January 1, 2009 he succeeded Mr. John William Cornelius Sayers as Chief Executive Officer. Mr. Pretorius holds a B Proc, LLB degree and was appointed Group Legal counsel for the Company in February 2003. He has 17 years of experience in the mining industry. He was appointed as Chief Executive Officer of DRDGOLD SA in July 2006 and is also an alternate director of Rand Refinery Limited.

Craig Clinton Barnes (40) Chief Financial Officer. Mr. C.C. Barnes joined the Company in August 2004 as Group Financial Accountant. A Chartered Accountant, he has a B Com degree from the University of the Witwatersrand, or Wits University, and a B Com Honors degree from the University of South Africa, or Unisa. Prior to joining the Company, he was head of financial reporting for Liberty Group Limited and he has over 16 years financial experience. He was appointed as Chief Financial Officer of DRDGOLD SA in July 2006 and as Chief Financial Officer of DRDGOLD in May 2008.

Non-Executive Directors

Geoffrey Charles Campbell (49). Mr. G.C. Campbell was appointed as Non-Executive Director in 2002, as a Senior Independent Non-Executive Director in December 2003 and as Non-Executive Chairman in October 2005. A qualified geologist, he has worked on a gold mine in Canada. He then spent 15 years first as a stockbroker and afterwards as a fund manager, during which time he managed the Merrill Lynch Investment Manager's Gold and General Fund, one of the largest gold mining investment funds. He was also Research Director for Merrill Lynch Investment Managers. Mr. G.C. Campbell is also a director of Oxford Abstracts. On June 26, 2006, he was appointed Non-Executive Chairman of Emperor Mines Limited. He resigned as Non-Executive Chairman of Emperor Mines Limited on November 1, 2007, and on March 11, 2008 as a Non-Executive Director when Emperor Mines Limited merged with Intrepid Mines Limited.

Robert Peter Hume (70). Mr. R.P. Hume was appointed as a Non-Executive Director in 2001. He has forty one years experience in the auditing field which included eighteen years as a partner in the East London (South Africa) office of KPMG. Since retirement in 1999, he has spent eleven years as an Investment Manager at Nvest Securities (Pty) Limited (formerly Sasfin Frankel Pollak) in East London.

James Turk (63). Mr. J. Turk was appointed a Non-Executive Director in October 2004. He is the founder and a director of GoldMoney Network Limited, formerly G.M. Network Limited (also known as GoldMoney.com), the operator of a digital gold currency payment system. Since graduating from George Washington University with a BA degree in International Economics in 1969, he has specialized in international banking, finance and investments. After starting his career with Chase Manhattan Bank (now J.P. Morgan Chase) he joined RTB, Inc., the private investment and trading company of a prominent precious metals trader in 1980. He moved to the United Arab Emirates in 1983 as Manager of the Commodity Department of the Abu Dhabi Investment Authority. Since resigning from this position in 1987, he has written extensively on money and banking.

Edmund Jeneker (48). Mr. E.A. Jeneker was appointed a Non-Executive Director on November 1, 2007. He is a trained accountant and over the past 11 years specialized in business strategy and general management. Formerly the Regional Executive: Retail Bank at ABSA Bank Limited he has recently been promoted to the position of Head of Entry Level Market at ABSA Bank Limited.

Senior Management

David Johannes Botes (53) Group Risk Manager. Mr. D.J. Botes (Dip Comm, HDip Tax) joined DRDGOLD on September 7, 1988 as Group Financial Manager. He was appointed Group Risk Manager on February 1, 2003. He has 27 years of financial management experience.

Jacob Hendrik Dissel (52) Group Financial Manager. Mr. J.H. Dissel (B Comm Hons) joined DRDGOLD as Group Financial Manager in October 1999. He has 27 years experience in the mining industry

Themba John Gwebu (46) Executive Officer: Compliance. Mr. T.J. Gwebu (B Iuris, LLB, LLM) is a qualified attorney who worked as a magistrate prior to joining the Company in April 2004 as Assistant Legal Advisor. He was appointed to the position of Company Secretary in April 2005 and Executive Officer: Compliance on January 1, 2007.

Henry Gouws (41) General Manager: Crown. Mr. H. Gouws graduated from Technicon Witwatersrand and obtained a National Higher Diploma in Extraction Metallurgy in 1991. He completed a MDP in 2003 through Unisa School of Business Leadership. He was appointed Operations Manager of Crown in January 2006 and General Manager in July 2006. He has 23 years experience in the mining industry.

Kevin Peter Kruger (42) Regional Engineering Manager. Mr. K.P. Kruger holds a BSc degree in mechanical engineering from Wits University and joined the Company in 1994. Previously the Engineering Manager at the Company's North West Operations, he was appointed to his current position in April 2005.

Charles Methley Symons (56) Executive Officer: Operations. Mr. C.M. Symons joined the mining industry in February 1977 and transferred to Crown in January 1986 where he was appointed General Manager in 1995. He holds a Masters degree in Business Leadership and a B Comm degree from Unisa, and he also has a National Diploma in Extractive Metallurgy. He was appointed Executive Officer: Surface Operations on January 1, 2008 and Executive Officer: Operations on May 11, 2010.

Phillip Watters (54) General Manager Projects. Mr. P. Watters joined the Company in 2002 and took up his current position on August 1, 2005. He was previously General Manager ERPM. Mr. P. Watters, who obtained a Mine Manager's certificate of Competency in May 1993, has a total of 35 years experience in mining, 23 years of which were spent with Gold Fields and four with Anglo American. His career includes both production and project management experience.

William Stanly Owen O'Brien (46) General Manager: Blyvoor. Mr. W.S.O. O'Brien was appointed General Manager: Blyvoor on September 25, 2008. He was previously employed by Harmony Gold where he held various management positions. He has 26 years of experience in the mining industry and holds a Mine Manager's Certificate of Competency.

Martin Bruce Ebell (52) Manager Metallurgical Technical Services. Mr. M.B. Ebell joined the Company in 2008 as Manager Metallurgical Technical Services. He was previously employed by Bateman Minerals and Metals, Alex Steward Assayers, Dowding Reynard and Associates, Millsell/Henry Gould and Rand Mines, and has 29 years of experience in the field of extractive metallurgy in various managerial, consulting and project engineering positions. He is registered professional engineer and a member of SAIMM and MMMA and holds a MEng (MEM) USA, BSc (Eng) Minerals Processing, B Comm degrees and a MDP certificate.

Ryno Botha (38) Mineral Resource Manager: Mr. R. Botha joined the Company on December 6, 2004 and was promoted to his current position as Mineral Resource Manager on November 1, 2008. He was previously employed by JCI, Amplats, Anglo Platinum and has 18 years of mining experience. He holds a M(Eng) in Mineral Resource Management, Graduate Diploma in Engineering (MRM), National Higher Diploma in Mineral Resource Management, National Diploma in Mine Surveying and a Mine Surveyor's Certificate of Competency.

Barry Gordon de Blocq (48) General Manager Corporate Services. Mr. de Blocq joined DRDGOLD in September 1998 from AngloGold, where he was Divisional Industrial Relations Manager. He holds a B Soc Sc, degree and was promoted to his current position on January 1, 2010. He has 23 years experience in the mining industry.

There are no family relationships between any of our executive officers or directors. There are no arrangements or understandings between any of our directors or executive officers and any other person by which any of our directors or executive officers has been so elected or appointed.

6B. COMPENSATION

Our Articles of Association provide that the directors' fees should be determined from time to time in a general meeting or by a quorum of Non-Executive Directors. The total amount of directors' remuneration paid for the year ended June 30, 2010 was R13.8 million. Non-Executive Directors receive the following fees:

- Base fee as Non-Executive Chairman of R1,059,480 per annum;
- Base fee as Non-Executive Directors of R470,880 per annum;
- Annual fee for Audit Committee Chairman of R47,088;
- Annual fee for Audit Committee member of R23,544;
- Annual fee for Nominations Committee Chairman of R17,658;
- Annual fee for Nominations Committee member of R8,829;
- Annual fee for members of Remco, Risco and Transco of R17,658 each;
- Half-day fee for participating by telephone in special board meetings;
- Daily fee of R17,658 and hourly rate of R2,354; and
- The Chairman of the board to receive committee fees.
- Non-executive directors' fees to be adjusted annually on the basis of the consumer price index.

The following table sets forth the compensation for our directors for the year ended June 30, 2010:

Directors	Basic salary/board fees (R'000)	Retirement fund contributions/ bonus/restraint of trade/expenses (R'000)	Total (R'000)	Share option scheme gains (R'000)
Executive				
D.J. Pretorius	3,940	2,255	6,195	-
C.C. Barnes	2,695	1,847	4,542	-
Subtotal	**6,635**	**4,102**	**10,737**	**-**
Non-Executive				
G.C. Campbell	1,275	-	1,275	-
R. Hume	624	-	624	-
J. Turk	546	-	546	-
E.A. Jeneker	578	-	578	-
Subtotal	**3,023**	**-**	**3,023**	**-**
Total	**9,658**	**4,102**	**13,760**	**-**

See also Item 6E.: "Share Ownership" for details of share options held by directors.

Compensation of senior management

Our senior management comprises its executive directors and executive officers. Under the JSE Listing Rules we are not required to, and we do not otherwise, disclose compensation paid to individual senior managers other than Executive and Non-Executive Directors. However, the aggregate compensation paid to senior management, excluding compensation paid to Executive Directors, in fiscal 2010 was R18.5 million (fiscal 2009: R22.2 million), representing 11 executive officers in fiscal 2010 and 14 executive officers in fiscal 2009.

Bonuses or incentives are paid based upon performance against predetermined key performance indicators. Should an Executive Director meet all the targets set in terms of such predetermined key performance indicators, he will be entitled to a bonus of up to 50%, 75% or 100% of his remuneration package, depending on his particular agreement. Should an Executive Director not meet all the targets set in terms of the predetermined key performance indicators, he will be entitled to a lesser bonus as determined by the Remuneration and Nominations Committee.

Service Agreements

Service contracts negotiated with each executive and Non-Executive Director incorporate their terms and conditions of employment and are approved by our Remuneration and Nominations Committee.

The Company's executive directors, Mr. D.J. Pretorius and Mr. C.C. Barnes, entered into agreements of employment with us, on January 1, 2009 and May 5, 2008 respectively. These agreements regulate the employment relationship with Messrs. D.J. Pretorius and C.C. Barnes.

Mr. D.J. Pretorius receives from us a remuneration package of R3.9 million per annum. Mr. D.J. Pretorius is eligible under his employment agreement, for an incentive bonus of up to 100% of his annual remuneration package in respect of one bonus cycle per annum over the duration of his appointment, on condition that he achieves certain key performance indicators. DRDGOLD shall issue Mr. D.J. Pretorius with 100,000 ordinary DRDGOLD shares or alternatively shall pay Mr. D.J. Pretorius the cash value of 100,000 ordinary DRDGOLD shares reckoned at market value on the date that the conversion of mining rights of DRDGOLD's South African operations is completed.

Mr. C.C. Barnes receives from us a remuneration package of R2.7 million per annum. Mr. C.C. Barnes is eligible under his employment agreement, for an incentive bonus of up to 75% of his annual remuneration package in respect of one bonus cycle per annum over the duration of his appointment, on condition that he achieves certain key performance indicators. As a further consideration for agreeing to remain in the employment of the company as set out in the agreement, the company will issue Mr. C.C. Barnes with, up to 50% of his annual package, share options in DRDGOLD Limited on an annual basis and on the third anniversary of this agreement a bonus payment equal to 30% of his annual package.

Each service agreement with our directors provides for the provision of benefits to the director where the agreement is terminated by us in the case of our executive officers, except where terminated as a result of certain action on the part of the director, or upon the director reaching a certain age, or by the director upon the occurrence of a change of control of us. A termination of a director's employment upon the occurrence of a change of control of us is referred to as an "eligible termination." Upon an eligible termination, the director is entitled to receive a payment equal to at least one year's salary or fees, but not more than three years salary for Executive Directors or two years fees for Non-Executive Directors, depending on the period of time that the director has been employed.

Messrs. R.P. Hume, J. Turk and E.A. Jeneker each have service agreements which run for fixed periods until September 30, 2010, October 31, 2010, and November 30, 2011 respectively. After their two year period, the agreements continue indefinitely until terminated by either party on not less than three months prior written notice. Mr. G.C. Campbell has a service agreement which continues indefinitely until terminated by either party on not less than three months prior written notice.

6C. BOARD PRACTICES

Board of Directors

As at September 30, 2010, the board of directors comprises two Executive Directors (Mr. D.J. Pretorius and Mr. C.C. Barnes), and four Non-Executive Directors (Messrs. G.C. Campbell, R.P. Hume, J. Turk and E.A. Jeneker). The Non-Executive Directors are independent under the Nasdaq requirements and the South African King II and King III Reports, with the exception of Mr. J. Turk, by virtue of his directorship of G.M. Network Limited (GoldMoney.com) in which we had a 12.3% interest which was disposed of on September 17, 2008 and, pursuant to Nasdaq rules, his relationship with a family member who served as an executive officer of one of our subsidiaries.

In accordance with the King II and King III Reports on corporate governance, as encompassed in the JSE Listings Requirements, and in accordance with the United Kingdom Combined Code, the responsibilities of Chairman and Chief Executive Officer are separate. Mr. G.C. Campbell is the Non-Executive Chairman, Mr. D.J. Pretorius is the Chief Executive Officer and Mr. C.C. Barnes is the Chief Financial Officer. The board has established a nominations committee, and it is our policy for details of a prospective candidate to be distributed to all directors for formal consideration at a full meeting of the board. A prospective candidate would be invited to attend a meeting and be interviewed before any decision is taken. In compliance with the Nasdaq rules a majority of independent directors will select or recommend director nominees.

The board's main roles are to create value for shareholders, to provide leadership of the Company, to approve the Company's strategic objectives and to ensure that the necessary financial and other resources are made available to management to enable them to meet those objectives. The board retains full and effective control over the Company, meeting on a quarterly basis with additional ad hoc meetings being arranged when necessary, to review strategy and planning and operational and financial performance. The board further authorizes acquisitions and disposals, major capital expenditure, stakeholder communication and other material matters reserved for its consideration and decision under its terms of reference. The board also approves the annual budgets for the various operational units.

The board is responsible for monitoring the activities of executive management within the Company and ensuring that decisions on material matters are referred to the board. The board approves all the terms of reference for the various subcommittees of the board, including special committees tasked to deal with specific issues. Only the executive directors are involved with the day-to-day management of the Company.

To assist new directors, an induction program has been established by the Company, which includes background materials, meetings with senior management, presentations by the Company's advisors and site visits. The directors are assessed annually, both individually and as a board, as part of an evaluation process, which is driven by an independent consultant. In addition, the Remuneration and Nominations Committee formally evaluates the executive directors and the alternate directors on an annual basis, based on objective criteria.

All directors, in accordance with the Company's Articles of Association, are subject to retirement by rotation and re-election by shareholders. In addition, all directors are subject to election by shareholders at the first annual general meeting following their appointment by directors. The appointment of new directors is approved by the board as a whole. The names of the directors submitted for re-election are accompanied by sufficient biographical details in the notice of the forthcoming annual general meeting to enable shareholders to make an informed decision in respect of their re-election.

All directors have access to the advice and services of the Company Secretary, who is responsible to the board for ensuring compliance with procedures and regulations of a statutory nature. Directors are entitled to seek independent professional advice concerning the affairs of the Company at the Company's expense, should they believe that course of action would be in the best interest of the Company.

Two of the Non-Executive Directors (Messrs. G.C. Campbell and R.P. Hume) have share options under the Company's share option scheme, but we do not believe that this interferes with their independence. No new share options were issued to Non-Executive Directors since December 2004. See Item 6A.: "Directors and Senior Management" and Item 6E.: "Share ownership".

Board meetings are held quarterly in South Africa. The structure and timing of the Company's board meetings, which are scheduled over 2 or 3 days, allows adequate time for the Non-Executive Directors to interact without the presence of the Executive Directors. The board meetings include the meeting of the Risk Committee, Audit Committee, Remuneration and Nominations Committee and Transformation and Sustainable Development Committee which act as subcommittees to the board. Each subcommittee is chaired by one of the Independent Non-Executive Directors who provide a formal report back to the board. Each subcommittee meets for approximately half a day. Certain senior members of staff are invited to attend the subcommittee meetings.

The board sets the standards and values of the Company and much of this has been embodied in the Company's Code of Ethics and Conduct, a copy of which is available on our website at www.drdgold.com. The Code of Ethics and Conduct applies to all directors, officers and employees, including the principal executive, financial and accounting officers, in accordance with Section 406 of the US Sarbanes-Oxley Act of 2002, the related US securities laws and the Nasdaq rules. The Code contains provisions under which employees can report violations of Company policy or any applicable law, rule or regulation, including US securities laws.

Directors' Terms of Service

The following table shows the date of appointment, expiration of term and number of years of service with us of each of the directors as at June 30, 2010:

Director	Title	Year first appointed	Term of current office	Unexpired term of current office
G.C. Campbell	Non-Executive Director	2002	2 years	16 months
D.J. Pretorius	Chief Executive Officer	2008	3 years	18 months
C.C. Barnes	Chief Financial Officer	2008	3 years	10 months
R.P. Hume	Non-Executive Director	2001	2 years	3 months
E.A. Jeneker	Non-Executive Director	2007	2 years	16 months
J. Turk	Non-Executive Director	2004	2 years	4 months

Executive Committee

As at September 30, 2010, the Executive Committee consisted of Mr. D.J. Pretorius (Chairman), Mr. C.C. Barnes, Mr. C.M. Symons, and Mr. T.J. Gwebu.

The Executive Committee meet on a weekly basis to review current operations, develop strategy and policy proposals for consideration by the board of directors. Members of the Executive Committees, who are unable to attend the meetings in person, are able to participate via teleconference facilities, to allow participation in the discussion and conclusions reached.

Board Committees

The board has established a number of standing committees to enable it to properly discharge its duties and responsibilities and to effectively fulfill its decision-making process. Each committee acts within written terms of reference which have been approved by the board and under which specific functions of the board are delegated. The terms of reference for all committees can be obtained by application to the Company Secretary at the Company's registered office. Each committee has defined purposes, membership requirements, duties and reporting procedures. Minutes of the meetings of these committees are circulated to the members of the committees and made available to the board. Remuneration for Non-Executive Directors for their services on the committees concerned is determined by the board. The committees are subject to regular evaluation by the board with respect to their performance and effectiveness.

The following information reflects the composition and activities of these committees.

Committees of the Board of Directors

Remuneration Committee

As at June 30, 2010, the Remuneration Committee consisted of Mr. E.A. Jeneker (Chairman), Mr. G.C. Campbell, Mr. R.P. Hume and Mr. J. Turk.

The Remuneration Committee, which is comprised of Non-Executive Directors, has been appointed by the board of directors. The committee meets quarterly, but may meet more often on an ad hoc basis if required. The Remuneration Committee is governed by its terms of reference and is responsible for approving the remuneration policies of the Company, the terms and conditions of employment, and the eligibility and performance measures of the DRDGOLD (1996) Share Option Scheme applicable to executive directors and senior management.

The committee's objective is to evaluate and recommend to the board competitive packages which will attract and retain executives of the highest caliber and encourage and reward superior performance. The committee also aims to ensure that criteria are in place to measure individual performance. The committee approves the performance-based bonuses of the executive directors based on such criteria. The Executive Officer: Human Resources provides the committee with access to comparative industry surveys, which assist in formulating remuneration policies. As and when required the committee may also engage the services of independent consultants to evaluate and review remuneration policies and related issues and brief members on pertinent issues. The committee has in the past year engaged the services of such consultants to review the employment contracts of the executive directors.

The remuneration policy, relating to the remuneration of directors and senior executives, is based on a reward system comprising four principal elements:

- Basic remuneration, as benchmarked against industry norms;
- Bonuses or incentives, which are measured against agreed outcomes or Key Performance Indicators, or KPIs;
- Short-term rewards for exceptional performance; and
- Long-term retention of key employees based on scarcity of skill and strategic value, using share options granted under the DRDGOLD (1996) Share Option Scheme.

A copy of the policy is available by application to the Company Secretary at the Company's registered office.

Nominations Committee

The board resolved to separate the Nominations Committee from the Remunerations Committee. The Nominations Committee is chaired by the Chairman of the board, Mr. G.C. Campbell. The terms of reference were approved in August 2008. Its duties include:

- making recommendations to the board on the appointment of new Executive and Non-Executive directors, including making recommendations on the composition of the board generally and the balance between Executive and Non-Executive directors appointed to the board;
- regular reviewing of the board structure, size and composition and making recommendations to the board with regard to any adjustments that are deemed necessary;
- identifying and nominating candidates for the approval of the board to fill board vacancies as and when they arise as well as putting in place plans for succession, in particular for the Chairman and Chief Executive Officer; and
- making recommendations on directors who are retiring by rotation to be put forward for re-election.

As at September 30, 2010, the members of the Nomination Committee consisted of Mr. G.C. Campbell (Chairman) and Mr. R.P. Hume.

Audit and Risk Committees

On February 11, 2005, the Audit and Risk Committees started conducting joint meetings in respect of the quarterly meetings. The members meet and the business of each committee is handled in joint deliberations taking place on the issues raised. The Audit Committee is chaired by Mr. R.P. Hume and the Risk Committee by Mr. D.J. Pretorius. The reason for the joint sittings is that there is a great deal of overlap between the financial risks discussed at Audit Committee level and at Risk Committee level. The joint sittings of the Committees bring about better disclosure and ensure that the Company conforms more closely to the process prescribed by the US Sarbanes-Oxley Act of 2002.

Audit Committee

As at June 30, 2010, the Audit Committee consisted of Mr. R.P. Hume (Chairman), Mr. G.C. Campbell and Mr. E.A. Jeneker.

The Audit Committee is comprised solely of Non-Executive Directors, all of whom are independent. See Item 16G.: "Corporate Governance". The primary responsibilities of the Audit Committee, as set out in the Audit Committee charter, is to assist the board in carrying out its duties relating to accounting policies, internal financial control, financial reporting practices and the preparation of accurate financial reporting and financial statements in compliance with all applicable legal requirements and accounting standards. A copy of the charter is available by application to the Company Secretary at the Company's registered office.

The Audit Committee meets quarterly with the external auditors, the Company's internal audit practitioner, the Chief Financial Officer and the Internal Audit and Compliance Manager to review the audit plans of the internal auditors, to ascertain the extent to which the scope of the internal audits can be relied upon to detect weaknesses in the internal controls and to review the annual and interim financial statements prior to approval by the board. The Audit Committee reviews our annual results, the effectiveness of our system of internal financial controls, internal audit procedures and legal and regulatory compliance. The committee also reviews the scope of work carried out by our internal auditors and holds regular discussions with the external auditors and internal auditors.

The committee appoints, re-appoints and removes the external auditors and approves the remuneration and terms of engagement of the external auditors. The committee is required to pre-approve, and has pre-approved, non-audit services provided by our external auditors. The Company's external audit function is currently being undertaken by KPMG Inc.

The Company's internal and external auditors have unrestricted access to the chairman of the Audit Committee and, where necessary, to the Chairman of the board and Chief Executive Officer. All important findings arising from audit procedures are brought to the attention of the committee and, if necessary, to the board.

Risk Committee

As at June 30, 2010, the Risk Committee consisted of Mr. D.J. Pretorius (Chairman), Mr. J. Turk, Mr. G.C. Campbell, Mr. E.A. Jeneker, Mr. R.P. Hume and Mr. C.C. Barnes.

The Risk Committee was established in January 2004 and currently comprises four Non-Executive Directors and two Executive Directors. Its overall objective is to assist the board in its duties relating to risk management and control responsibilities, assurance issues, health, safety and environmental compliance, and the monitoring and reporting of all these matters. The Risk Committee facilitates communication between the board, the Audit Committee, internal auditors and other parties engaged in risk management activities. The terms of reference of the Risk Committee can be obtained by application to the Company Secretary at the Company's registered office.

The Risk Committee's role is to ensure that:

- an effective risk management program is implemented and maintained;
- risk management awareness is promoted amongst all employees;
- risk programs (financing/insurance) adequately protect the Company against catastrophic risks;
- regular risk assessments are conducted;
- total cost of risk in the long term is reduced;
- the protection of the Group's assets is promoted throughout the Group;
- the health and safety and well being of all stakeholders is improved; and
- the Company's activities are carried out in such a way so as to ensure the safety and health of employees.

The Risk Committee meets quarterly and reports to the board. Additional ad hoc meetings may be arranged as and when required. Certain members of executive management are occasionally invited to attend Risk Committee meetings, such as the Internal Audit and Compliance Manager, the Group Risk Manager, the Group Financial Manager, the Operational Managers and the Group Legal Counsel.

The system to manage risk involves all significant business and operational risks which could undermine the achievement of business objectives and undermine the preservation of shareholder value. The significant risks facing the Group including those at operations have been identified and have been included in Item 3D.: "Risk factors." Individuals have been appointed to address each risk and the results thereof are reviewed by senior management through regular risk meetings. The aim of the internal control systems is for management to provide reasonable assurance that the objectives will be met. In addition to the above initiatives the Group also employs third party consultants to benchmark our operations against other mining operations throughout South Africa and worldwide.

An important aspect of risk management is the transfer of risk to third parties to protect the Company from any major disaster. We have embarked on a program to ensure that our major assets and potential business interruption and liability claims are covered by group insurance policies that encompass our operations. The majority of the cover is through reputable insurance companies in London and Europe and the insurance programs are renewed on an annual basis. A cell captive has been established to enable further reduction in annual insurance premiums.

Transformation and Sustainable Development Committee

The board, taking into account that all the group's operations are now based in South Africa and in order to achieve the triple bottom line espoused in the King II and King III Reports and in order to reach the empowerment goal to which it is committed, establishing a committee, the focus of which will be transformation and sustainable development. The terms of reference were approved by the board at the August 2008 meeting. The objectives of this committee are:

- promoting transformation within the company and the economic empowerment of previously disadvantaged communities, particularly within areas where the company conducts business;
- striving towards achieving the goal of equality as the South African constitution and other legislation require within the context of the demographics of the country at all levels of the company and its subsidiaries; and
- conducting business in a manner which is conducive to internationally acceptable environmental and sustainability standards.

As at September 30, 2010, the Transformation and Sustainable Development Committee consisted of Mr. E.A. Jeneker (Chairman), Mr. D.J. Pretorius and Mr. C.C. Barnes.

6D. EMPLOYEES

Employees

The geographic breakdown of our employees (including contractors who are contracted employees employed by third parties), was as follows at the end of each of the past three fiscal years:

	Year ended June 30		
	2010	**2009**	**2008**
South Africa	6,409	6,715	7,627

The total number of employees at June 30, 2010, of 6,409 comprises 1,749 contractors and 4,660 employees who are directly employed by us and our subsidiary companies. As of September 30, 2010, we had 6,510 employees. The decrease in the number of employees in fiscal 2010 is mainly due to the retrenchment of employees at ERPM and Blyvoor.

As of June 30, 2010, the breakdown of our employees by main categories of activity for the periods below was as follows:

	Year ended June 30,		
Category of Activity	**2010**	**2009**	**2008**
Mining - Our Employees	2,368	2,832	3,431
Mining - Contractors	1,749	1,846	1,371
Engineering	1,113	839	1,604
Metallurgy	672	699	637
Mineral Resources	91	97	134
Administration	126	161	180
Environmental	62	48	55
Human Resources	183	135	159
Medical	17	23	14
Safety	28	35	42
Total	6,409	6,715	7,627

Labor Relations

As at June 30, 2010, we employed and contracted 6,409 people in South Africa. Approximately 78% of South African employees are members of trade unions or employee associations. South Africa's labor relations environment remains a platform for social reform. The National Union of Mineworkers, or NUM, the main South African mining industry union, is influential in the tripartite alliance between the ruling African National Congress, the Congress of South African Trade Unions, or COSATU, and the South African Communist Party as it is the biggest affiliate of COSATU. The relationship between management and labor unions remains cordial. The DRDGOLD/NUM coordinating forum meets regularly to discuss matters pertinent to both parties at a DRDGOLD SA level, while operations level forums continue to deal with local matters.

The NUM called for an industry wide safety strike on Tuesday December 4, 2007 to protest against the number of fatalities in mining accidents. Agreements at our operations resulted in the release of Union office bearers to attend protest marches and no disruptions to operations were experienced. This event marked the adoption by the NUM of a stance that all employees would take a day of mourning when no production would take place whenever an employee was fatally injured in a mine accident. The principle of "no work – no pay" has been applied to such events that have subsequently taken place at our operations.

Workers at Blyvoor embarked on an illegal work stoppage on Friday May 30, 2008. The illegal work stoppage was believed to be related to worker concerns regarding the arrest of two employees by the South African Police Service who was allegedly involved in the murder of one person and the assault of another in open fields on mine property during December 2007. The striking workers responded to a court order served on May 30, 2008, prohibiting them from continuing with their illegal industrial action and returned to work on Monday June 2, 2008.

COSATU called for a series of regional marches to protest against the increasing cost of electricity, with the protest marches for Gauteng and North West Provinces taking place on Wednesday July 23, 2008. Agreements at our operations resulted in the release of Union office bearers to attend the marches and no disruptions to operations were experienced. The COSATU action culminated in a national strike on Wednesday August 6, 2008, which affected all our operations.

The wave of xenophobic violence that swept across Gauteng during April 2008 impacted on ERPM when the operation experienced high levels of absenteeism after 3 employees were killed in xenophobic attacks. Most Mozambican citizens employed by the mine were displaced from their homes in local communities. These employees and their families were accommodated in company accommodation on a temporary basis until such time as they could be reintegrated into their communities. There were no other material incidents of industrial action or labor unrest at our operations during fiscal 2008.

On November 19, 2008 the company advised unions of its intention to place on care and maintenance the underground operations of the ERPM mine, and to proceed with a consultation process in terms of Section 189A of the Labour Relations Act to determine the future of the mine's 1,700 employees. Underground mining at the ERPM mine was halted on October 31, 2008 when pumping infrastructure could no longer cope with rising underground water levels. On January 20, 2009, the process was concluded and 1,335 employees were retrenched. A further 105 employees were retrenched in November 2009 following the total cessation of all underground mining activities at ERPM.

On August 26, 2009, the Company advised unions of its intention to right-size the Blyvoor operations and that Blyvoor would proceed with a 60-day facilitated consultation process in terms of Section 189A of the Labour Relations Act to determine the future of affected employees. A combined management/unions task team was appointed to investigate possible cost-reduction measures at the mine.

On November 9, 2009, the Company announced its intention to apply to the High Court of South Africa for a judicial management order over the Blyvoor operation after the restructuring process in terms of Section 189A of the Labour Relations Act failed to deliver the expected turnaround and the mine faced a four-week wage strike by the National Union of Mineworkers which resulted in decreased production. The result of the process saw 278 employees retrenched.

In September 2009 the Company signed a two-year wage settlement with the United Association of South Africa (UASA). In terms of the settlement, employees in the UASA recognition unit at Blyvoor would receive a 6.5% increase, at Crown a 6% increase and at ERPM a 4% increase. In addition, employees in the UASA recognition unit are eligible for a gold price/profit linked incentive scheme, in terms of which their overall increases can rise to a total of 15%. The NUM rejected the company's offer of a 7% increase for lowest-category employees at Blyvoor and 6.5% for the balance, a 6.0% across-the-board increase at Crown and a 4% across-the-board increase at ERPM. The NUM also rejected the gold price/profit linked incentive scheme. The NUM was granted strike certificates in respect of the three operations and strike action started with the night shift on Tuesday, September 15, 2009.

On October 7, 2009, the Company and NUM reached agreement on a wage settlement at Crown. The agreement was implemented for a twenty-one month period, with effect from October 1, 2009. In terms of the settlement, employees of all unions and associations received an 8% increase for year one and will receive a minimum of 8% in year two. The strike by the NUM was called off and employees returned to work on October 8, 2009. On October 9, 2009, the Company and NUM reached agreement on a wage settlement at Blyvoor. The agreement was implemented for a period of two years, with effect from July 1, 2009. In terms of the settlement, employees of all unions and associations received an 8% increase for year one and will receive a minimum of 8% in year two. The strike by the NUM was called off and employees returned to work on October 11, 2009.

The Company is placing a greater emphasis on its Corporate Social Responsibility by becoming increasingly involved in appropriate projects that give effect to the ideals of the Mining Charter and good corporate governance. We recognize the need for transformation and have put structures in place to address this at both management and board level.

By statute we are required to pay each employee who is dismissed for reasons based on the operational requirements of our operations, a severance package of not less than one week's remuneration for every completed year of service. In specific agreements with organized labor we undertook, as in the past, to pay packages equal to two weeks basic pay for every completed year of service as part of a balancing compromise with the labor unions between the high additional costs of non-financial items and incentive payments (which are deemed part of remuneration), and an additional one week benefit based on basic pay. These employees were provided with counseling services and the opportunity to undergo skills training to be able to find employment outside the mining industry.

AIDS represents a very serious threat to us and the gold mining industry as a whole in terms of the potential reduced productivity and increased medical costs. The exact extent of infection in our workforce is not known at present, although it is roughly estimated by the industry that the prevalence of HIV, the virus that causes AIDS, in the South African industry is currently approximately 30% to 35%. We have several AIDS awareness campaigns in place at our operations.

Blyvoor has contracted Harmony's Health Share to provide all health care services, including primary and occupational health programs, a wellness program, which treats AIDS related illnesses, provides counseling on healthy life styles and monitors the progression of the HIV virus.

Safety statistics

Due to the importance of our labor force, we continuously strive to create a safe and healthy working environment. The following are our 2010 overall safety statistics for our managed mines:

(Per million man hours)	**Year ended June 30,**	
	2010	**2009**
Lost time injury frequency rate (LTIFR)[1]	8.20	7.60
Reportable incidence[1]	3.22	2.62
Fatalities[1]	0.08	0.18
Number of fatalities (average per month)	0.17	0.41

6E. SHARE OWNERSHIP

As of September 30, 2010, options to purchase ordinary shares held by directors were as follows:

Directors	**Options at June 30, 2009**	**Options granted during the period**	**Average Exercise price (R)**	**Options exercised during the year**	**Average Exercise Price (R)**	**Options lapsed during the year**	**Options at September 30, 2010**	**Expiration Dates[2]**
Non-Executive								
G.C. Campbell	57,994	-	-	-	-	-	57,994	3/20/2012-6/17/2015
R.P. Hume	77,907	-	-	-	-	-	77,907	10/1/2011-6/17/2015
Executive								
C.C. Barnes	576,226	225,000	-	-	-	-	801,226	11/1/2014-10/20/2018
D.J. Pretorius	1,283,486	-	-	-	-	-	1,283,486	4/22/2013-10/20/2018

Each option is representative of a right to acquire one ordinary share at a predetermined exercise price.

[1] Calculated as follows: actual number of instances divided by the total number of man hours worked multiplied by one million.
[2] Certain Directors hold options which expire at various times. For those directors, a range is provided indicating the earliest and latest expiration dates.

Closed periods apply to share trading by directors and other employees, whenever certain employees of the Company become or could potentially become aware of material price sensitive information, such as information relating to an acquisition, quarterly results etc., which is not in the public domain. When these employees have access to this information an embargo is placed on share trading for those individuals concerned. The embargo need not involve the entire Company in the case of an acquisition and may only apply to the board of directors, executive committee, and the financial and new business teams, but in the case of quarterly results the embargo is group-wide.

Under the listings requirements of the JSE, we are not required to disclose, and we do not otherwise disclose or ascertain, share ownership of individual executive officers in our share capital. However, to the best of our knowledge, we believe that our ordinary shares held by executive officers, in aggregate, do not exceed one percent of the Company's issued ordinary share capital. For details of share ownership of directors see Item 7A.: "Major Shareholders."

DRDGOLD (1996) Share Option Scheme, or the Scheme

We operate a securities option plan as an incentive tool for our Executive Directors and senior employees whose skills and experience are recognized as being essential to the Company's performance. Two of our Non-Executive Directors (Messrs. G.C. Campbell and R.P. Hume) have share options under the Scheme; however, no new share options have been issued to Non-Executive Directors since December 2004. In terms of the Scheme rules, a maximum of 15% of the issued ordinary shares is reserved for issuance thereunder and no participant may hold options at any time, which if exercised in full, would exceed 4% of our issued share capital at that time. As at September 30, 2010, the number of issued and exercisable share options was approximately 5% of the issued ordinary share capital, which is within the National Association of Pension Funds (United Kingdom) international accepted guideline of 3 to 5% for such schemes. In addition, the participants in the Scheme are fully taxed at their maximum marginal tax rate on any gains realized on the exercise of their options.

The price at which an option may be exercised is the lowest seven day trading average of the closing market prices of an ordinary share on the JSE, as confirmed by our directors, during the three months preceding the day on which the employee is granted the option. Each option remains in force for ten years after the date of grant, subject to the terms of the option plan. Options granted under the plan vest at the discretion of our directors, but primarily according to the following schedule over a maximum of a three year period:

Percentage vested in each period	Period after the original date of the option grant
25%	6 months
25%	1 year
25%	2 years
25%	3 years

Any options not exercised within ten years from the original date of the option grant will expire and may not thereafter be exercised. The previous bi-annual allocation of options was changed in April 2006 to an annual allocation.

Options to purchase a total of 19,494,401 ordinary shares were outstanding on June 30, 2010, of which options to purchase 14,110,206 ordinary shares were currently exercisable. In fiscal 2010, a total of 83 employees participated in the Scheme including Executive Directors and other senior employees. The outstanding options are exercisable at purchase prices that range from R3.50 to R29.10 per share and expire ten years from the date of issue to the participants.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7A. MAJOR SHAREHOLDERS

As of September 30, 2010, our issued capital consisted of:

- 384,884,379 ordinary shares of no par value; and
- 5,000,000 cumulative preference shares.

To our knowledge, we are not directly or indirectly owned or controlled by another corporation or any person or foreign government and there are no arrangements, the operation of which may at a subsequent date result in a change in control of us.

Based on information available to us, as of September 30, 2010:

- there were 6,380 record holders of our ordinary shares in South Africa, who held approximately 86,853,038 or approximately 22.6% of our ordinary shares;
- there was one record holder of our cumulative preference shares in South Africa, who held 5,000,000 or 100% of our cumulative preference shares;
- there were no US record holders of our ordinary shares, excluding those shares which are held as part of our ADR program; and
- there were 508 record holders of our ADRs in the United States, who held approximately 221,777,000 (22,177,700 ADRs) or approximately 57.6% of our ordinary shares.

The following table sets forth information regarding the beneficial ownership of our ordinary shares as of September 30, 2010 by:

- each of our directors; and
- any person whom the directors are aware of as at September 30, 2010 who is interested directly or indirectly in 5% or more of our ordinary shares.

Holder	Shares Beneficially Owned	
	Number	Percent
D.J. Pretorius	*	*
C.C. Barnes	*	*
J. Turk	*	*
G.C. Campbell	*	*
R.P. Hume	*	*
E.A. Jeneker	*	*
Soges Fiducem SA (Brussels)	31,930,106	8.3%
Investec	30,997,617	8.0%
Bank of New York ADRs 101 Barclay Street New York, NY 10011	221,777,000	58.2%

* Indicates share ownership of less than 1% of our outstanding ordinary shares.

Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. Ordinary shares issuable pursuant to options, to the extent the options are currently exercisable or convertible within 60 days of September 30, 2010, are treated as outstanding for computing the percentage of any other person. As of September 30, 2010, we are not aware of anyone owning 5% or more of our ordinary shares other than the Bank of New York which holds 58.2% of our issued ordinary shares through our ADR program, Soges Fiducem SA which holds 8.3% and Investec which holds 8.0%. Unless otherwise noted, each person or group identified possesses sole voting and investment power with respect to the shares, subject to community property laws where applicable. Unless indicated otherwise, the business address of the beneficial owner is: DRDGOLD Limited, 50 Constantia Boulevard, Constantia Kloof Ext. 28, Roodepoort, 1709, South Africa.

Cumulative Preference Shares

Randgold and Exploration Company Limited, or Randgold, owns 5,000,000 (100%) of our cumulative preference shares. Randgold's address is 23 Southerland Avenue, Craighall Park, Johannesburg, South Africa.

The holders of cumulative preference shares do not have voting rights unless any preference dividend is in arrears for more than six months. The terms of issue of the cumulative preference shares are that they carry the right, in priority to the Company's ordinary shares, to receive a dividend equal to 3% of the gross future revenue generated by the exploitation or the disposal of the Argonaut mineral rights acquired from Randgold in September 1997. They will only obtain their potential voting rights once the Argonaut Project becomes an operational gold mine, and dividends accrue to them. Additionally, holders of cumulative preference shares may vote on resolutions which adversely affect their interests and on the disposal of all or substantially all of our assets or mineral rights. There is currently no active trading market for our cumulative preference shares. No shareholder has voting rights which differ from the voting rights of any other shareholder. On May 1, 2005, the Argonaut mineral rights reverted to the South African State, in terms of the MPRD Act. On February 6, 2006, a prospecting right covering an area of 969 hectares over part of the Argonaut Project was obtained.

7B. RELATED PARTY TRANSACTIONS

Rand Refinery Limited (RRL) agreement

On October 12, 2001, we entered into an agreement with RRL for the refining and sale of all of our gold produced in South Africa. Under the agreement, RRL performs the final refining of our gold and casts it into troy ounce bars. RRL then usually sells the gold on the same day as delivery, for the London afternoon close price on the day the gold is sold. In exchange for this service, we pay RRL a variable refining fee plus fixed marketing, loan and administration fees. This amounted to R3.6 million, R3.5 million and R2.3 million for fiscal 2010, 2009 and 2008, respectively. Mr. D.J. Pretorius, CEO of DRDGOLD Limited, is also an alternate director of RRL. The group currently owns 4.0% of RRL (which is currently owned by South African gold mining companies).

Management service agreements

We provide management services for DRDGOLD SA, Blyvoor, Crown and ERPM under management service agreements entered into with each of them. These services include financial management, gold administration, technical and engineering services, mineral resource services and other management related services. We own a 74% interest in DRDGOLD SA. Blyvoor, Crown and ERPM are wholly-owned subsidiaries of DRDGOLD SA. These arrangements allow us to monitor and provide input on the management of these companies in which we have an investment.

The management services at Blyvoor, Crown and ERPM are provided by DRDGOLD SA. DRDGOLD SA's management fee for services performed in fiscal 2010 at Blyvoor was R17.6 million (2009: R15.0 million), Crown R17.6 million (2009: R15.0 million) and ERPM R17.6 million (2009: R15.0 million). Management fees recovered from DRDGOLD SA were R34.6 million (2009: R15.6 million).

Consultancy agreement

On June 23, 2008, DRDGOLD SA approved a consultancy agreement with Khumo Gold SPV (Pty) Limited, or Khumo Gold, which owns 20% of DRDGOLD SA. The agreement provides for a monthly retainer of R200,000.

7C. INTERESTS OF EXPERTS AND COUNSEL

Not applicable.

ITEM 8. FINANCIAL INFORMATION

8A. CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

1. Please refer to Item 18.: "Financial Statements."
2. Please refer to Item 18.: "Financial Statements."
3. Please refer to Item 18.: "Financial Statements."
4. The last year of audited financial statements is not older than 15 months.
5. Not applicable.
6. Not applicable.
7. See under Item 4D.: "Property, plant and equipment—Legal Proceedings."
8. Please see Item 10B.: "Memorandum and Articles of Association."

8B. SIGNIFICANT CHANGES

For a discussion of significant changes that have occurred since June 30, 2010, the date of the last audited financial statements included in this Annual report, please see Note 35 “Subsequent Events” under Item 18.: "Financial Statements," which describes post balance sheet (statement of financial position) events.

ITEM 9. THE OFFER AND LISTING

9A. OFFER AND LISTING DETAILS

The following tables set forth, for the periods indicated, the high and low market sales prices and average daily trading volumes of our ordinary shares on the JSE and ADSs on the Nasdaq Capital Market.

Year Ended	Price Per Ordinary Share R		Price Per ADS[1] $		Average Daily Trading Volume	
	High	Low	High	Low	Ordinary Share	ADSs[1]
June 30, 2006	12.10	5.60	2.02	0.85	431,319	3,700,024
June 30, 2007	11.50	3.70	1.63	0.54	829,879	3,088,840
June 30, 2008	10.25	3.50	13.52	4.73	1,200,052	260,761
June 30, 2009	9.55	2.86	10.59	2.85	932,905	186,575
June 30, 2010	6.98	3.20	9.00	4.07	691,256	209,087

Quarter	Price Per Ordinary Share R		Price Per ADS[1] $		Average Daily Trading Volume	
	High	Low	High	Low	Ordinary Share	ADSs[1]
Q1 July – September 2008	6.40	3.37	8.03	3.96	956,300	178,692
Q2 October – December 2008	6.00	2.86	5.95	2.85	1,184,976	169,979
Q3 January – March 2009	9.55	5.16	9.83	4.90	953,946	207,353
Q4 April – June 2009	8.45	5.91	10.59	6.80	647,197	191,322
Q1 July – September 2009	6.98	5.24	9.00	6.54	496,655	160,990
Q2 October – December 2009	5.96	3.20	8.05	4.45	1,021,809	292,438
Q3 January – March 2010	5.71	3.60	7.90	4.61	757,818	261,006
Q4 April – June 2010	4.06	3.30	5.43	4.07	480,962	123,003
Q1 July – September 2010	3.79	2.80	5.35	3.92	662,904	84,599

Month Ended	Price Per Ordinary Share R		Price Per ADS $		Average Daily Trading Volume	
	High	Low	High	Low	Ordinary Share	ADSs
April 30, 2010	3.95	3.60	5.43	4.88	496,833	168,512
May 31, 2010	4.06	3.86	5.32	4.07	671,513	134,181
June 30, 2010	3.79	3.64	4.98	4.15	272,500	69,402
July 31, 2010	3.50	2.99	4.45	3.92	244,254	39,731
August 31, 2010	3.19	2.90	4.34	3.96	353,806	67,295
September 30, 2010	3.79	2.80	5.35	3.99	1,410,588	147,595

The cumulative preference shares are not traded on any exchange.

There have been no significant trading suspensions with respect to our ordinary shares on the JSE during the past three years ended June 30, 2010, nor have there been any significant trading suspensions with respect to our ADRs on the Nasdaq Capital Market since our listing on that market.

9B. PLAN OF DISTRIBUTION

Not applicable.

[1] Note that with effect from July 23, 2007, we changed our ADS ratio to reflect one ADS for ten of our ordinary shares.

9C. MARKETS

Nature of Trading Markets

The principal trading market for our equity securities is the JSE and our ADSs that trade on the Nasdaq Capital Market (formerly Nasdaq SmallCap Market) in the form of ADRs under the symbol "DROOY." Our ordinary shares trade on the JSE under the symbol "DRD." Our ordinary shares also trade on the Marche Libre on the Paris Bourse (symbol: DUR) and Brussels Bourse (symbol: DUR) in the form of International Depository Receipts. The ordinary shares also trade on the over the counter markets in Berlin, Stuttgart and the Regulated Unofficial Market on the Frankfurt Stock Exchange. The ADRs are issued by The Bank of New York, as depositary. Each ADR represents one ADS. Until July 23, 2007, each ADS represented one of our ordinary shares. Prior to February 2001, our ADSs traded on the Nasdaq National Market.

On January 22, 2007, we received a Nasdaq Staff Deficiency letter indicating that we failed to comply with the $1.00 per share Minimum Bid Price Requirement, or the MBPR, on the Nasdaq Capital Market for continued listing set forth in Marketplace Rule 4320(e)(2)(E)(ii). In accordance with this Rule, we were provided with 180 calendar days, or until July 23, 2007, to regain compliance. As our ADSs had been consistently trading on the Nasdaq Capital Market at a price below the MBPR, we changed our ADS ratio from one ADS for one of our ordinary shares to one ADS for ten of our ordinary shares on July 23, 2007. With effect from the commencement of business on July 23, 2007, we affected a 1:10 reverse stock split (i.e. a 10:1 consolidation) of our ADRs.

Nasdaq Exemption

Exemption from the shareholder approval requirements

Between August and December 2003, the Company entered into a series of discounted issuances with several different investors resulting in the issuance of ordinary shares, and securities convertible into ordinary shares, totaling 46,843,902, or 25.43% of the total shares outstanding on a pre-issuance basis. Included within those issuances, on December 12, 2003, the Company entered into an agreement granting Investec the option to acquire 10.2 million ordinary shares. The Company requested an exemption from Nasdaq Marketplace Rule 5635(a)(1)(B) in reliance upon Nasdaq Marketplace Rule 5615(a)(3). Rule 5635(a)(1)(B) provides that shareholder approval is required upon issuing 20% or more of the common stock outstanding before the issuance. Nasdaq granted this exemption on the basis that the shareholder approval requirements of Rule 4350(i)(1)(D) are contrary to generally accepted business practices of companies located in South Africa.

The South African Companies Act of 1973 (as amended) requires issuers to obtain shareholder approval before the issuance of any shares or rights to shares, which approval can be provided by specific authority or a general authority granted by means of a resolution passed by shareholders in a general meeting. JSE Listing Requirements require 75% shareholder approval for any issuance of shares for cash. JSE Listing Requirements do, however, permit an issuer to issue shares for cash under a general authority granted by its shareholders, but not in excess of 15% of the company's total issued share capital during any financial year under that authority, or the general authority. In terms of the specific issuances for which the Company received the exemption from Nasdaq described above, there was no JSE requirement that would mandate specific shareholder approval for these transactions. The JSE Listing Requirements accept a general authority by our shareholders under certain circumstances. The shareholders had approved a general authority which covered the relevant transactions by resolutions passed at the Company's annual general meetings in November 2003. In addition, included in the shares issued for cash were approximately 24.4 million shares to the value of R435.5 million ($63.1 million) which were used for the acquisition of the Porgera Joint Venture. Approval was obtained from the JSE to deem these shares to be a vendor placing.

Exemption from the quorum requirements

Nasdaq's Marketplace Rules, which apply to all companies listed on the Nasdaq Stock Market and Nasdaq Capital Market, state in Rule 5620(c) that the minimum quorum for any meeting of holders of the company's common stock must be no less than 33 1/3 % of the issuer's outstanding shares. Consistent with the practice of companies incorporated in South Africa, our articles of association only require a quorum of three members. As a result, and in connection with the listing of our ADSs on the Nasdaq National Market in July 1996, we requested, and Nasdaq granted us in October 1996, an exemption from compliance with the Rule 5620(c) quorum requirement.

9D. SELLING SHAREHOLDERS

Not applicable.

9E. DILUTION

Not applicable.

9F. EXPENSES OF THE ISSUE

Not applicable.

ITEM 10. ADDITIONAL INFORMATION

10A. SHARE CAPITAL

Not applicable.

10B. MEMORANDUM AND ARTICLES OF ASSOCIATION

Description of Our Memorandum and Articles of Association and Ordinary Shares

As of June 30, 2010, we had authorized for issuance 600,000,000 ordinary shares, no par value, and 5,000,000 cumulative preference shares, R0.10 par value. On that date, we had issued 384,884,379 ordinary shares and 5,000,000 cumulative preference shares.

As of September 30, 2010, we had authorized for issuance 600,000,000 ordinary shares, no par value, and 5,000,000 cumulative preference shares, R0.10 par value. On that date, we had issued 384,884,379 ordinary shares and 5,000,000 cumulative preference shares.

Set out below are brief summaries of certain provisions of our Articles of Association, or our Articles, the South African Companies Act, 1973 (as amended), or the Companies Act, and the requirements of the JSE, all as in effect on September 30, 2010. The summary does not purport to be complete and is subject to and qualified in its entirety by reference to the full text of the Articles, the Companies Act, and the requirements of the JSE.

We are registered under the Companies Act of South Africa under registration number 1895/000926/06. As set forth in our Memorandum of Association, our purpose is to explore and exploit mineral rights and establish and own mining enterprises.

Borrowing Powers

Our directors may, at their discretion, raise or borrow or secure the payment of any sum or sums of money for our use as they see fit. For so long as we are a listed company, the directors shall so restrict our borrowings and exercise all voting and other rights or powers of control exercisable by us in relation to our subsidiary companies so that the aggregate principal amount outstanding in respect of us and any of our subsidiary companies, as the case may be, exclusive of inter-company borrowings, shall not, except with the consent of our shareholders at a general meeting, exceed R30.0 million or the aggregate from time to time of our issued and paid up capital, together with the aggregate of the amounts standing to the credit of all distributable and non-distributable reserves, any of our share premium accounts and our subsidiaries' share premium accounts certified by our auditors and which form part of our and our subsidiaries' financial statements, whichever is higher, refer to note 22 of our financial statements documented in Item 18.

Share Ownership Requirements

Our directors are not required to hold any shares to qualify or be appointed as a director.

Voting by Directors

A director may authorize any other director to vote for him at any meeting at which neither he nor his alternate director appointed by him is present. Any director so authorized shall, in addition to his own vote, have a vote for each director by whom he is authorized.

The quorum necessary for the transaction of the business of the directors may be fixed by the directors and unless so fixed shall be not less than two.

Directors are required to notify our board of directors of interests in companies and contracts. If a director's interest is under discussion, depending on the nature of the interest, he shall not be allowed to vote and shall not be counted, for the purpose of any resolution regarding his interest, in the quorum present at the meeting.

The Code of Corporate Practices and Conduct of the King II Report on Corporate Governance for South Africa, 2002 (substituted by the King III Report from March 1, 2010), sets out guidelines to promote the highest standards of corporate governance among South African companies. The board of directors believes that our business should be conducted according to the highest legal and ethical standards. In accordance with the board practice, all remuneration of directors is approved by the Remuneration and Nominations Committee.

Under South African common law, directors are required to comply with certain fiduciary duties to the company and to exercise proper care and skill in discharging their responsibilities.

Age Restrictions

There is no age limit for directors.

Election of Directors

Directors may be appointed at a general meeting from time to time. The directors may appoint any eligible person as a director but he shall only hold office until the next annual general meeting when the relevant director shall be eligible for election. One third of our directors, on a rotating basis, are subject to re-election at each annual general shareholder's meeting. Retiring directors usually make themselves available for re-election.

General Meetings

On the request of 100 shareholders or shareholders holding not less than one-twentieth of our share capital which carries the right of voting at general meetings, we shall within 14 days of the lodging of a request by such shareholders issue a notice to shareholders convening a general meeting for a date not less than 21 days and not more than 35 days from the date of the notice. Directors may convene general meetings at any time.

Our annual general meeting and a meeting of our shareholders for the purpose of passing a special resolution may be called by giving 21 days advance written notice of that meeting. For any other general meeting of our shareholders, 14 days advance written notice is required.

Our Articles provide that if at a meeting convened upon request by our shareholders a quorum is not present within one half hour after the time selected for the meeting, such meeting shall be dissolved. The necessary quorum is three members present in person or represented by proxy.

Voting Rights

The holders of our ordinary shares are generally entitled to vote at general meetings and on a show of hands have one vote per person and on a poll have one for every share held. The holders of our cumulative preference shares are not entitled to vote at a general meeting unless any preference dividend is in arrears for more than six months at the date on which the notice convening the general meeting is posted to the shareholders. Additionally, holders of cumulative preference shares may vote on resolutions which adversely affect their interests and on resolutions regarding the disposal of all or substantially all of our assets or mineral rights. When entitled to vote, holders of our cumulative preference shares are entitled to one vote per person on a show of hands and that portion of the total votes which the aggregate amount of the nominal value of the shares held by the relevant shareholder bears to the aggregate amount of the nominal value of all shares issued by us.

Dividends

We may, in a general meeting, or our directors may, from time to time, declare a dividend to be paid to the shareholders in proportion to the number of shares they each hold. No dividend shall be declared except out of our profits. Dividends may be declared either free or subject to the deduction of income tax or duty in respect of which we may be charged. Holders of ordinary shares are entitled to receive dividends as and when declared by the directors.

Ownership Limitations

There are no limitations imposed by our Articles or South African law on the rights of shareholders to hold or vote on our ordinary shares or securities convertible into our ordinary shares.

Winding-up

If we are wound-up, then the assets remaining after payment of all of our debts and liabilities, including the costs of liquidation, shall be applied to repay to the shareholders the amount paid up on our issued capital and thereafter the balance shall be distributed to the shareholders in proportion to their respective shareholdings. On a winding up, our cumulative preference shares rank, in regard to all arrears of preference dividends, prior to the holders of ordinary shares. As of September 30, 2010, no such dividends have been declared. Except for the preference dividend and as described in this Item our cumulative preference shares are not entitled to any other participation in the distribution of our surplus assets on winding-up.

Reduction of Capital

We may, by special resolution, reduce the share capital authorized by our Memorandum of Association, or reduce our issued share capital including, without limitation, any stated capital, capital redemption reserve fund and share premium account by making distributions and buying back our shares.

Amendment of the Articles of Association

Our Articles may only be altered by the passing of a special resolution. A special resolution is passed when the shareholders holding at least 25% of the total votes of all the members entitled to vote are present or represented by proxy at a meeting and, if the resolution was passed on a show of hands, at least 75% of those shareholders voted in favor of the resolution and, if a poll was demanded, at least 75% of the total votes to which those shareholders are entitled were cast in favor of the resolution.

Consent of the Holders of Cumulative Preference Shares

The rights and conditions attaching to the cumulative preference shares may not be cancelled, varied or added, nor may we issue shares ranking, regarding rights to dividends or on winding up, in priority to or equal with our cumulative preference shares, or dispose of all or part of the Argonaut mineral rights without the consent in writing of the registered holders of our cumulative preference shares or the prior sanction of a resolution passed at a separate class meeting of the holders of our cumulative preference shares.

Distributions

Under an amendment to the Articles on October 21, 2002, we are authorized to make payments in cash or in specie to our shareholders in accordance with the provisions of the Companies Act of South Africa and other consents required by law from time to time. We may, for example, in a general meeting, upon recommendation of our directors, resolve that any surplus funds representing capital profits arising from the sale of any capital assets and not required for the payment of any fixed preferential dividend, be distributed among our ordinary shareholders. However, no such profit shall be distributed unless we have sufficient other assets to satisfy our liabilities and to cover our paid up share capital.

10C. MATERIAL CONTRACTS

Heads of Agreement entered into by Mintails Limited, Mogale Gold (Pty) Limited (“Mogale Gold”), Ergo Mining (Pty) Limited (“Ergo Joint Venture”), DRDGOLD Limited (“DRDGOLD”) and East Rand Proprietary Mines Limited (“ERPM”), dated December 8, 2008.

Under this Heads of Agreement Mogale Gold agreed to sell to DRDGOLD, and DRDGOLD agreed to purchase the 35% interest (“the interest”) held by Mogale Gold in ErgoGold (formerly the Elsburg Gold Mining Joint Venture) together with all rights that attach to the interest. The purchase price for the interest was R177 million.

Loan Facility entered into by Mintails South Africa (Pty) Limited (“Borrower”), DRDGOLD Limited (“Lender”), Mintails Limited (“Borrower’s Guarantor”), Mogale Gold (Pty) Limited (Mogale Gold”) Ergo Uranium (Pty) Limited (“Ergo Uranium”) dated December 8, 2008.

Under this loan facility the Lender agreed to provide the Borrower with an interest bearing loan facility for the purpose of providing the Borrower with short term funding. The funds were to be used for the Borrower’s ordinary course of business expenditure and the Lender’s costs associated with the preparation of this facility and associated securities. The amount of the facility was up to R65 million. Interest would accrue and be paid or capitalized monthly on the outstanding principal from the date of the relevant advance(s) until the date of repayment at the prime rate published by the Standard Bank of South Africa at the start of the relevant monthly interest period plus 200 basis points. The Borrower’s Guarantor unconditionally and irrevocably guaranteed to the Lender the due and punctual performance by the Borrower of its obligations in terms of the loan facility. The Borrower, Mogale Gold and Ergo Uranium consented granting security in favour of the Lender over the 35% interest held by the Borrower or any member of the Borrower’s group in ErgoGold (formerly Elsburg Gold Mining Joint Venture) and the interest held in the Ergo Joint Venture.

Subscription and shareholders’ Agreement entered into by Mintails SA (Proprietary) Limited (“Mintails SA”), Witfontein Mining (Proprietary) Limited (“Witfontein”) and Argonaut Financial Services (Proprietary) Limited (“Argonaut”) dated December 9, 2008.

Under this agreement Argonaut subscribed for 50% of the total share capital of Witfontein (the other 50% was held by Mintails SA) for a subscription price of R20 million which would be exclusively utilized by Witfontein to discharge its obligations under a sale agreement entered into with Maria Hendrina Beyers in terms of which Witfontein purchased the Remaining Extent of Portion 2 of the farm Witfontein 262, Registration Division IQ, Gauteng Province, in extent 862.3008 hectares.

Witfontein shall, unless determined to the contrary at a general meeting, carry on the business of a property owner and developer, or any other business or activity permitted by its memorandum of association, to be amended from time to time if need be.

Facility Agreement between Investec Bank limited ("the Lender") and DRDGOLD Limited ("the Borrower") dated March 31, 2009.

Under this agreement the Lender agreed to make available to the Borrower the total facility amount of R250 million up to December 31, 2009, unless terminated by agreement between the parties and the parties may extend the agreement. The Borrower may discharge its obligations to pay the Lender either in cash or by allotting issuing and delivering shares to the Lender. The interest rate payable on overdue amounts shall be the rate per annum as determined by the Lender to be the aggregate of the rate for deposits in South African rand for a period of 90 days, which appears on the Reuters Screen SAFETY page under the caption "YIELD" at 11:00 am on the relevant Quotation Date plus 2%. The Borrower shall also pay for necessary costs and a drawdown fee of 4% of the advanced amount.

Final Heads of Agreement between Chizim Investments (Pvt) Limited ("Chizim") and DRDGOLD Limited ("DRDGOLD") dated December 9, 2009

Under this agreement Chizim and DRDGOLD agree to establish a joint venture company registered in Zimbabwe for the purposes of exploring and mining gold and other minerals for the mutual benefit of both Chizim and DRDGOLD as shareholders. Chizim and DRDGOLD shall each hold 50% shares in the issued share capital of the joint venture company to be formed. Chizim's main initial contribution to the joint venture company will be the procurement of mining licences and DRDGOLD will make an initial contribution toward the venture capital of the joint venture company of R7.5 million.

Memorandum of Agreement between Ergo Uranium (Pty) Ltd ("Ergo Uranium") and East Rand Proprietary Mines Limited ("ERPM") dated January 21, 2010

Under this agreement Ergo Uranium agreed to sell to ERPM claims in loan account by Ergo Uranium against Ergo Mining (Pty) Limited ("Ergo Mining") in aggregate of R118 million and the 300 ordinary par value shares of R1.00 each in the capital of Ergo Mining, constituting 50% of the total issued share capital in Ergo Mining. The purchase consideration for the sale of the claims and shares is R82,088,321.73.

Heads of Agreement between East Rand Proprietary Mines Limited ("ERPM") and Aurora Empowerment System (Pty) Limited ("Aurora") dated January 22, 2010

Under this agreement ERPM agreed to sell a metallurgical plant to Aurora for R20 million. Aurora was to pay a deposit of R5 million and the balance of R15 million was payable on or before June 30, 2010, however ERPM may elect to waive payment of the balance of the purchase price in exchange for the option to reclaim the Grootvlei and Marievale tailings dams for minerals.

Domestic Medium Term Note Programme ("DMTN Programme") entered into by DRDGOLD South African Operations (Pty) Limited ("Issuer") and DRDGOLD Limited ("guarantor') dated September 30 2010.

Under this the DMTN Programme the Issuer may from time to time issue loan notes. The maximum aggregate nominal amount of all such notes from time to time outstanding under the DMTN Programme will not exceed R500,000,000 (five hundred million South African Rand). The guarantor guarantees to the holders of the notes the due and punctual performance by the Issuer of its payment obligations under the DMTN Programme notes. The notes may be listed on the JSE Limited. ABSA Capital, a division of ABSA Bank Limited, has been appointed dealer and arranger of the notes.

10D. EXCHANGE CONTROLS

The following is a summary of the material South African exchange control measures, which has been derived from publicly available documents. The following summary is not a comprehensive description of all the exchange control regulations. The discussion in this section is based on the current law and positions of the South African Government. Changes in the law may alter the exchange control provisions that apply, possibly on a retroactive basis.

Introduction

Dealings in foreign currency, the export of capital and revenue, payments by residents to non-residents and various other exchange control matters in South Africa are regulated by the South African exchange control regulations, or the Regulations. The Regulations form part of the general monetary policy of South Africa. The Regulations are issued under Section 9 of the Currency and Exchanges Act, 1933 (as amended). In terms of the Regulations, the control over South African capital and revenue reserves, as well as the accruals and spending thereof, is vested in the Treasury (Ministry of Finance), or the Treasury.

The Treasury has delegated the administration of exchange controls to the Exchange Control Department of the South African Reserve Bank, or SARB, which is responsible for the day to day administration and functioning of exchange controls. SARB has a wide discretion. Certain banks authorized by the Treasury to co-administer certain of the exchange controls, are authorized by the Treasury to deal in foreign exchange. Such dealings in foreign exchange by authorized dealers are undertaken in accordance with the provisions and requirements of the exchange control rulings, or Rulings, and contain certain administrative measures, as well as conditions and limits applicable to transactions in foreign exchange, which may be undertaken by authorized dealers. Non-residents have been granted general approval, in terms of the Rulings, to deal in South African assets, to invest and disinvest in South Africa.

The Regulations provide for restrictions on exporting capital from the Common Monetary Area consisting of South Africa, Namibia, and the Kingdoms of Lesotho and Swaziland. Transactions between residents of the Common Monetary Area are not subject to these exchange control regulations.

There are many inherent disadvantages to exchange controls, including distortion of the price mechanism, problems encountered in the application of monetary policy, detrimental effects on inward foreign investment and administrative costs associated therewith. The South African Finance Minister has indicated that all remaining exchange controls are likely to be dismantled as soon as circumstances permit. Since 1998, there has been a gradual relaxation of exchange controls. The gradual approach to the abolition of exchange controls adopted by the Government of South Africa is designed to allow the economy to adjust more smoothly to the removal of controls that have been in place for a considerable period of time. The stated objective of the authorities is equality of treatment between residents and non-residents with respect to inflows and outflows of capital. The focus of regulation, subsequent to the abolition of exchange controls, is expected to favor the positive aspects of prudential financial supervision.

The present exchange control system in South Africa is used principally to control capital movements. South African companies are not permitted to maintain foreign bank accounts without SARB approval and, without the approval of SARB, are generally not permitted to export capital from South Africa or hold foreign currency. In addition, South African companies are required to obtain the approval of SARB prior to raising foreign funding on the strength of their South African statements of financial position, which would permit recourse to South Africa in the event of defaults. Where 75% or more of a South African company's capital, voting power, power of control or earnings is directly or indirectly controlled by non-residents, such a corporation is designated an “affected person” by SARB, and certain restrictions are placed on its ability to obtain local financial assistance. We are not, and have never been, designated an “affected person” by SARB.

Foreign investment and outward loans by South African companies are also restricted. In addition, without the approval of SARB, South African companies are generally required to repatriate to South Africa profits of foreign operations and are limited in their ability to utilize profits of one foreign business to finance operations of a different foreign business. South African companies establishing subsidiaries, branches, offices or joint ventures abroad are generally required to submit financial statements on these operations as well as progress reports to SARB on an annual basis. As a result, a South African Company's ability to raise and deploy capital outside the Common Monetary Area is restricted.

Although exchange controls have been gradually relaxed since 1998, unlimited outward transfers of capital are not permitted at this stage. Some of the more salient changes to the South African exchange control provisions over the past few years have been as follows:

- corporations wishing to invest in countries outside the Common Monetary Area, in addition to what is set out below, apply for permission to enter into corporate asset/share swap and share placement transactions to acquire foreign investments. The latter mechanism entails the placement of the locally quoted corporation's shares with long-term overseas holders who, in payment for the shares, provide the foreign currency abroad which the corporation then uses to acquire the target investment;
- corporations wishing to establish new overseas ventures are permitted to transfer offshore up to R1.0 billion to finance approved investments abroad and up to R2.0 billion to finance approved new investments in African countries. However, the approval of SARB is required in advance. On application to SARB, corporations are also allowed to use part of their local cash holdings to finance up to 10% of approved new foreign investments where the cost of these investments exceeds the current limits;
- as a general rule, SARB requires that more than 50% of equity of the acquired off-shore venture is acquired within a predetermined period of time, as a prerequisite to allowing the expatriation of funds. If these requirements are not met, SARB may instruct that the equity be disposed of. In our experience SARB has taken a commercial view on this, and has on occasion extended the period of time for compliance; and
- remittance of directors' fees payable to persons permanently resident outside the Common Monetary Area may be approved by authorized dealers, in terms of the Rulings.

Authorized dealers in foreign exchange may, against the production of suitable documentary evidence, provide forward cover to South African residents in respect of fixed and ascertained foreign exchange commitments covering the movement of goods.

Persons who emigrate from South Africa are entitled to take limited amounts of money out of South Africa as a settling-in allowance. The balance of the emigrant's funds will be blocked and held under the control of an authorized dealer. These blocked funds may only be invested in:

- blocked current, savings, interest bearing deposit accounts in the books of an authorized dealer in the banking sector;
- securities quoted on the JSE and financial instruments listed on the Bond Exchange of South Africa which are deposited with an authorized dealer and not released except temporarily for switching purposes, without the approval of SARB. Authorized dealers must at all times be able to demonstrate that listed or quoted securities or financial instruments which are dematerialized or immobilized in a central securities depository are being held subject to the control of the authorized dealer concerned; or
- mutual funds.

Aside from the investments referred to above, blocked rands may only be utilized for very limited purposes. Dividends declared out of capital gains or out of income earned prior to emigration remain subject to the blocking procedure. It is not possible to predict when existing exchange controls will be abolished or whether they will be continued or modified by the South African Government in the future.

Sale of Shares

Under present exchange control regulations in South Africa, our ordinary shares and ADSs are freely transferable outside the Common Monetary Area between non-residents of the Common Monetary Area. In addition, the proceeds from the sale of ordinary shares on the JSE on behalf of shareholders who are not residents of the Common Monetary Area are freely remittable to such shareholders. Share certificates held by non-residents will be endorsed with the words “non-resident,” unless dematerialized.

Dividends

Dividends declared in respect of shares held by a non-resident in a company whose shares are listed on the JSE are freely remittable.

Any cash dividends paid by us are paid in rands. Holders of ADSs on the relevant record date will be entitled to receive any dividends payable in respect of the shares underlying the ADSs, subject to the terms of the deposit agreement entered on August 12, 1996, and as amended and restated, between the Company and The Bank of New York, as the depository. Subject to exceptions provided in the deposit agreement, cash dividends paid in rand will be converted by the depositary to dollars and paid by the depositary to holders of ADSs, net of conversion expenses of the depositary, in accordance with the deposit agreement. The depositary will charge holders of ADSs, to the extent applicable, taxes and other governmental charges and specified fees and other expenses.

Voting rights

There are no limitations imposed by South African law or by our Articles on the right of non-South African shareholders to hold or vote our ordinary shares.

10E. TAXATION

Material South African Income Tax Consequences

The following is a summary of material income tax considerations under South African income tax law. No representation with respect to the consequences to any particular purchaser of our securities is made hereby. Prospective purchasers are urged to consult their tax advisers with respect to their particular circumstances and the effect of South African or other tax laws to which they may be subject.

South Africa imposes tax on worldwide income of South African residents. Generally, South African non-residents do not pay tax in South Africa except in the following circumstances:

Income Tax and Taxation of dividends

Non-residents will pay income tax on any amounts received by or accrued to them from a source within (or deemed to be within) South Africa. Interest earned by a non-resident on a debt instrument issued by a South African company will be regarded as being derived from a South African source but will be regarded as exempt from taxation in terms of Section 10(1)(i) of the South African Income Tax Act, 1962 (as amended), or the Income Tax Act. This exemption applies to so much of any interest and dividends (which are not otherwise exempt) received from a South African source not exceeding (a) R30,000 if the taxpayer is 65 years of age or older or (b) R21,000 if the taxpayer is younger than 65 years of age at the end of the relevant tax year.

No withholding tax is deductible in respect of interest payments made to non-resident investors.

In 1993, all existing gold mining companies had the option to elect to be exempt from STC. If the election was made, a higher tax rate would apply for both mining and non-mining income. In fiscal 2010, the tax rates for taxable mining and non-mining income, for companies that elected the STC exemption were 43% (2009: 43% and 2008: 43%) and 35% (2009: 35% and 2008: 35%), respectively. During those same years the tax rates for companies that did not elect the STC exemption were 34% (2009: 34% and 2008: 34%) and 28% (2009: 28% and 2008: 28%), respectively. In 1993, the Company elected not to be exempt from STC, as this would have meant that the Company would have been liable for normal taxation at the higher rates of 43% for mining income and 35% for non-mining income. The Company, having chosen not to be subject to the STC exemption, is subject to 34% tax on mining income and 28% for non-mining income. With the exception of Crown, all of the South African subsidiaries elected not to be exempt from STC.

No income tax is payable on dividends paid to residents or non-residents, in terms of Section 10(1)(k) of the Income Tax Act except in respect of foreign dividends received by or accrued to residents of South Africa. Accordingly, there is no withholding tax on dividends received by or accrued to non-resident shareholders of companies listed in South Africa and non-residents will receive the same dividend as South African resident shareholders. Prior to payment of the dividend, the Company pays Secondary Tax on Companies (STC) at a rate of 10% (before October 1, 2007 12.5%) of the excess of dividends declared over dividends received in a dividend cycle but the full amount of the dividend declared is paid to shareholders.

However, in accordance with new amendments to the Income Tax Act, which is yet to come into operation, which will supersede Section 10(1)(k), withholding tax of 10% will be deductable from dividends declared after the effective date (which is yet to be published) as opposed to the relevant company having to pay STC over-and-above the dividend declared. These amendments are set out in Part VIII in Chapter II of the Income Tax Act. Section 64F of the amendments will set out beneficial owners who are exempt from the withholding tax, which includes resident companies receiving a dividend after the effective date (which is yet to be announced). Should these amendments come into operation, the Convention between the United States of America and the Republic of South Africa for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Taxes on Income and Capital Gains, or the Tax Treaty, would limit the rate of this tax with respect to dividends paid on ordinary shares or ADSs to a US resident (within the meaning of the Tax Treaty) to 5 percent of the gross amount of the dividends if such US resident is a company which holds directly at least 10 percent of our voting stock and 15 percent of the gross amount of the dividends in all other cases. The above provisions shall not apply if the beneficial owner of the dividends is resident in the US, carries on business in South Africa through a permanent establishment situated in South Africa, or performs in South Africa independent personal services from a fixed base situated in South Africa, and the dividends are attributable to such permanent establishment or fixed base.

Capital Gains Tax

Non-residents are generally not subject to Capital Gains Tax, or CGT, in South Africa. They will only be subject to CGT on gains arising from the disposal of capital assets if the assets disposed of consist of:

- immovable property owned by the non-residents situated in South Africa, or any interest or right in or to immovable property. A non-resident will have an interest in immovable property if it has a direct or indirect shareholding of at least 20% in a company, where 80% or more of the net assets of that company (determined on a market value basis) are attributable directly or indirectly to immovable property; or
- any asset of a permanent establishment of a non-resident in South Africa through which a trade is carried on.

If the non-residents are not subject to CGT because the assets disposed of do not fall within the categories described above, it follows that they will also not be able to claim the capital losses arising from the disposal of the assets.

Material United States Federal Income Tax Consequences

The following is a summary of material US federal income tax consequences to US holders (as defined below) of the purchase, ownership and disposition of ordinary shares or ADSs. It deals only with US holders who hold ordinary shares or ADSs as capital assets for US federal income tax purposes. This discussion is based upon the provisions of the Internal Revenue Code of 1986, as amended, or the Code, published rulings, judicial decisions and the Treasury regulations, all as currently in effect and all of which are subject to change, possibly on a retroactive basis. This discussion has no binding effect or official status of any kind; we cannot assure holders that the conclusions reached below would be sustained by a court if challenged by the Internal Revenue Service.

This discussion does not address all aspects of US federal income taxation that may be applicable to holders in light of their particular circumstances and does not address special classes of US holders subject to special treatment (such as dealers in securities or currencies, partnerships or other pass-through entities, financial institutions, life insurance companies, banks, tax-exempt organizations, certain expatriates or former long-term residents of the United States, persons holding ordinary shares or ADSs as part of a "hedge," "conversion transaction," "synthetic security," "straddle," "constructive sale" or other integrated investment, persons whose functional currency is not the US dollar, or persons that actually or constructively own ten percent or more of our voting stock). This discussion addresses only US federal income tax consequences and does not address the effect of any state, local, or foreign tax laws that may apply, the alternative minimum tax or the application of the federal estate or gift tax.

A "US holder" is a beneficial owner of ordinary shares or ADSs that is, for US federal income tax purposes:

- a citizen or resident of the US;
- a corporation or other entity subject to tax as a corporation that is created or organized under the laws of the US or any political subdivision thereof;
- an estate, the income of which is subject to US federal income tax without regard to its source; or
- a trust, if a court within the US is able to exercise primary supervision over the administration of the trust and one or more US persons have the authority to control all substantial decisions of the trust or if the trust has made a valid election to be treated as a US person.

If a partnership holds any ordinary shares or ADSs, the tax treatment of a partner will generally depend on the status of the partner and on the activities of the partnership. Partners of partnerships holding any ordinary shares or ADSs are urged to consult their tax advisors.

Because individual circumstances may differ, US holders of ordinary shares or ADSs are urged to consult their tax advisors concerning the US federal income tax consequences applicable to their particular situations as well as any consequences to them arising under the tax laws of any foreign, state or local taxing jurisdiction.

Ownership of Ordinary Shares or ADSs

For purposes of the Code, a US holder of ADSs will be treated for US federal income tax purposes as the owner of the ordinary shares represented by those ADSs. Exchanges of ordinary shares for ADSs and ADSs for ordinary shares generally will not be subject to US federal income tax.

For US federal income tax purposes, distributions with respect to the ordinary shares or ADSs, other than distributions in liquidation and distributions in redemption of stock that are treated as exchanges, will be taxed to US holders as ordinary dividend income to the extent that the distributions do not exceed our current and accumulated earnings and profits. For US federal income tax purposes, the amount of any distribution received by a US holder will equal the dollar value of the sum of the South African rand payments made (including the amount of South African income taxes, if any, withheld with respect to such payments), determined at the "spot rate" on the date the dividend distribution is includable in such US holder's income, regardless of whether the payment is in fact converted into dollars. Generally, any gain or loss resulting from currency exchange fluctuations during the period from the date a US holder includes the dividend payment in income to the date such holder converts the payment into dollars will be treated as ordinary income or loss. Distributions, if any, in excess of our current and accumulated earnings and profits will constitute a non-taxable return of capital and will be applied against and reduce the holder's basis in the ordinary shares or ADSs. To the extent that these distributions exceed the US holder's tax basis in the ordinary shares or ADSs, as applicable, the excess generally will be treated as capital gain, subject to the discussion below under the heading "Passive Foreign Investment Company". We do not intend to calculate our earnings or profits for US federal income tax purposes.

"Qualified dividend income" received by individual US holders (as well as certain trusts and estates) for taxable years beginning on or before December 31, 2010 generally will be taxed at a maximum US federal income tax rate of 15% provided certain conditions are met, including a minimum holding period. This reduced rate generally would apply to dividends paid by us if, at the time such dividends are paid, either (i) we are eligible for benefits under a qualifying income tax treaty with the US or (ii) our ordinary shares or ADSs with respect to which such dividends were paid are readily tradable on an established securities market in the US. However, this reduced rate is subject to certain important requirements and exceptions, including, without limitation, certain holding period requirements and an exception applicable if we are treated as a passive foreign investment company as discussed under the heading "Passive Foreign Investment Company". US holders are urged to consult their tax advisors regarding the US federal income tax rate that will be applicable to their receipt of any dividends paid with respect to the ordinary shares and ADSs.

For purposes of this discussion, the "spot rate" generally means a rate that reflects a fair market rate of exchange available to the public for currency under a "spot contract" in a free market and involving representative amounts. A "spot contract" is a contract to buy or sell a currency on or before two business days following the date of the execution of the contract. If such a spot rate cannot be demonstrated, the US Internal Revenue Service has the authority to determine the spot rate.

Dividend income derived with respect to the ordinary shares or ADSs will not be eligible for the dividends received deduction generally allowed to a US corporation under Section 243 of the Code. Dividend income will be treated as foreign source income for foreign tax credit and other purposes. In computing the separate foreign tax credit limitations, dividend income should generally constitute "passive category income," or in the case of certain US holders, "general category income."

Disposition of Ordinary Shares or ADSs

Upon a sale, exchange, or other taxable disposition of ordinary shares or ADSs, a US holder will recognize gain or loss in an amount equal to the difference between the US dollar value of the amount realized on the sale or exchange and such holder's adjusted tax basis in the ordinary shares or ADSs. Subject to the application of the "passive foreign investment company" rules discussed below, such gain or loss generally will be capital gain or loss and will be long-term capital gain or loss if the US holder has held the ordinary shares or ADSs for more than one year. The deductibility of capital losses is subject to limitations. Gain or loss recognized by a US holder on the taxable disposition of ordinary shares or ADSs generally will be treated as US-source gain or loss for US foreign tax credit purposes.

In the case of a cash basis US holder who receives rands in connection with the taxable disposition of ordinary shares or ADSs, the amount realized will be based on the spot rate as determined on the settlement date of such exchange. A US holder who receives payment in rand and converts rand into US dollars at a conversion rate other than the rate in effect on the settlement date may have a foreign currency exchange gain or loss that would be treated as ordinary income or loss.

An accrual basis US holder may elect the same treatment required of cash basis taxpayers with respect to a taxable disposition of ordinary shares or ADSs, provided that the election is applied consistently from year to year. Such election may not be changed without the consent of the Internal Revenue Service. In the event that an accrual basis holder does not elect to be treated as a cash basis taxpayer, such US holder may have a foreign currency gain or loss for US federal income tax purposes because of the differences between the US dollar value of the currency received prevailing on the trade date and the settlement date. Any such currency gain or loss will be treated as ordinary income or loss and would be in addition to gain or loss, if any, recognized by such US holder on the disposition of such ordinary shares or ADSs.

Passive Foreign Investment Company

A special and adverse set of US federal income tax rules apply to a US holder that holds stock in a passive foreign investment company, or PFIC. We would be a PFIC for US federal income tax purposes if for any taxable year either (i) 75% or more of our gross income, including our pro rata share of the gross income of any company in which we are considered to own 25% or more of the shares by value, were passive income or (ii) 50% or more of our average total assets (by value), including our pro rata share of the assets of any company in which we are considered to own 25% or more of the shares by value, were assets that produced or were held for the production of passive income. If we were a PFIC, US holders of the ordinary shares or ADSs would be subject to special rules with respect to (i) any gain recognized upon the disposition of the ordinary shares or ADSs and (ii) any receipt of an excess distribution (generally, any distributions to a US holder during a single taxable year that is greater than 125% of the average amount of distributions received by such US holder during the three preceding taxable years in respect of the ordinary shares or ADSs or, if shorter, such US holder's holding period for the ordinary shares or ADSs). Under these rules:

- the gain or excess distribution will be allocated ratably over a US holder's holding period for the ordinary shares or ADSs, as applicable;
- the amount allocated to the taxable year in which a US holder realizes the gain or excess distribution will be taxed as ordinary income;
- the amount allocated to each prior year, with certain exceptions, will be taxed at the highest tax rate in effect for that year; and
- the interest charge generally applicable to underpayments of tax will be imposed in respect of the tax attributable to each such year.

Although we generally will be treated as a PFIC as to any US holder if we are a PFIC for any year during a US holder's holding period, if we cease to satisfy the requirements for PFIC classification, the US holder may avoid PFIC classification for subsequent years if such holder elects to recognize gain based on the unrealized appreciation in the ordinary shares or ADSs through the close of the tax year in which we cease to be a PFIC.

A US holder who beneficially owns stock in a PFIC must file Form 8621 (Return by a Shareholder of a Passive Foreign Investment Company or Qualified Electing Fund) with the Internal Revenue Service for each tax year such holder holds stock in a PFIC and (i) recognizes gain on a direct or indirect disposition of such stock, (ii) receives certain direct or indirect distributions from such PFIC, or (iii) is making certain elections (including a mark-to-market election and an election to be treated as a "qualified electing fund," as described below) with respect to such PFIC. This form describes any distributions received with respect to such stock and any gain realized upon the disposition of such stock. Under newly enacted legislation, unless otherwise provided by the US Secretary of Treasury, shareholders of a PFIC are required to file an annual report with the Internal Revenue Service containing such information as the US Secretary of Treasury may require. Although the information required to be reported to the Internal Revenue Service pursuant to such newly enacted legislation remains unknown, it could enhance the reporting requirements applicable to US holders of our ordinary shares or ADSs.

A US holder of the ordinary shares or ADSs that are treated as "marketable stock" under the PFIC rules may be able to avoid the imposition of the special tax and interest charge described above by making a mark-to-market election. Pursuant to this election, the US holder would include in ordinary income or loss for each taxable year an amount equal to the difference as of the close of the taxable year between the fair market value of the ordinary shares or ADSs and the US holder's adjusted tax basis in such ordinary shares or ADSs. Losses would be allowed only to the extent of net mark-to-market gain previously included by the US holder under the election for prior taxable years. If a mark-to-market election with respect to ordinary shares or ADSs is in effect on the date of a US holder's death, the tax basis of the ordinary shares or ADSs in the hands of a US holder who acquired them from a decedent will be the lesser of the decedent's tax basis or the fair market value of the ordinary shares or ADSs. US holders desiring to make the mark-to-market election are urged to consult their tax advisors with respect to the application and effect of making the election for the ordinary shares or ADSs.

In the case of a US holder who holds ordinary shares or ADSs and who does not make a mark-to-market election, the special tax and interest charge described above will not apply if such holder makes an election to treat us as a "qualified electing fund" in the first taxable year in which such holder owns the ordinary shares or ADSs and if we comply with certain reporting requirements. However, we do not intend to supply US holders with the information needed to report income and gain pursuant to a "qualified electing fund" election in the event that we are classified as a PFIC.

We believe that we were not a PFIC for our 2010 fiscal year ended June 30, 2010. However, under the PFIC rules income and assets are require to be measured and classified in accordance with US federal income tax principles. Our analysis is based on our financial statements as prepared in accordance with IFRS, which may substantially differ from US federal income tax principles. Therefore, no assurance can be given that we were not a PFIC for our 2010 fiscal year ended June 30, 2010. Furthermore, the tests for determining whether we would be a PFIC for any taxable year are applied annually and it is difficult to make accurate predictions of future income and assets, which are relevant to this determination. In addition, certain factors in the PFIC determination, such as reductions in the market value of our capital stock, are not within our control and can cause us to become a PFIC. Accordingly, there can be no assurance that we will not become a PFIC.

The rules relating to PFICs are very complex. US holders are urged to consult their tax advisors regarding the application of the PFIC rules to their investments in our ordinary shares or ADSs.

Information Reporting and Backup Withholding

Payments made in the United States or through certain US-related financial intermediaries of dividends or the proceeds of the sale or other disposition of our ordinary shares or ADSs may be subject to information reporting and US federal backup withholding if the recipient of such payment is not an "exempt recipient" and fails to supply certain identifying information, such as an accurate taxpayer identification number, in the required manner. Generally, individuals are not exempt recipients, whereas corporations and certain other entities generally are exempt recipients. The backup withholding tax rate is currently 28%. Payments made with respect to our ordinary shares or ADSs to a US holder must be reported to the Internal Revenue Service, unless the US holder is an exempt recipient or otherwise establishes an exemption. Any amount withheld from a payment to a US holder under the backup withholding rules is refundable or allowable as a credit against the holder's US federal income tax, provided that the required information is furnished to the Internal Revenue Service.

10F. DIVIDENDS AND PAYING AGENTS

On August 26, 2010, we declared a dividend which, in total, amounts to R19.2 million (5 cents per ordinary share). Secondary tax on companies of R1.7 million is payable on the dividend. There are no dividend restrictions.

Date of entitlement:	October 8, 2010
Approximate date of conversion	October 15, 2010
Approximate payment date:	October 25, 2010
Paying agents:	Link Market Services (US and SA) St James's Corporate Services Limited (UK) Computershare (Australia)

10G. STATEMENT BY EXPERTS

Not applicable.

10H. DOCUMENTS ON DISPLAY

You may request a copy of our US Securities and Exchange Commission filings, at no cost, by writing or calling us at DRDGOLD Limited, P.O. Box 390, Maraisburg, Johannesburg, South Africa 1700. Attn: Group Company Secretary. Tel No. +27-11-470-2600. A copy of each report submitted in accordance with applicable United States law is available for public review at our principal executive offices.

A copy of each document concerning us that is referred to in this Annual Report on Form 20-F, is available for public view at our principal executive offices at DRDGOLD Limited, Quadrum Office Park, Building 1, 50 Constantia Boulevard, Constantia Kloof Ext.28, South Africa 1709.

10I. SUBSIDIARY INFORMATION

Not applicable.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

General

In the normal course of our operations, we are exposed to market risk, including commodity price, foreign currency, interest and credit risks. We do not hold or issue derivative financial instruments for speculative purposes, nor do we hedge forward gold sales.

Refer to Item 18. ''Financial Statements - Note 24 - Financial instruments'' of the consolidated financial statements for a qualitative and quantitative discussion of our exposure to these market risks.

Commodity price risk

The market price of gold has a significant effect on our results of operations, our ability and the ability of our subsidiaries to pay dividends and undertake capital expenditures, and the market price of our ordinary shares or ADSs. Historically, gold prices have fluctuated widely and are affected by numerous industry factors over which we have no control. The aggregate effect of these factors on the gold price is impossible for us to predict. The price of gold may not remain at a level allowing us to economically exploit our reserves. It is our policy not to hedge this commodity price risk.

Concentration of credit risk

Credit risk is the risk of financial loss to us if a customer or counterparty to a financial instrument fails to meet its contractual obligations, and arises principally from our receivables from customers and investment securities.

Our financial instruments do not represent a concentration of credit risk, because we deal with a variety of major banks and financial institutions located in South Africa after evaluating the credit ratings of the representative financial institutions. Furthermore, our trade receivables and loans are regularly monitored and assessed for recoverability. Where it is appropriate, an impairment loss is raised. In addition, our South African operations deliver their gold to Rand Refinery Limited (Rand Refinery), which refines the gold to saleable purity levels and then sells the gold, on behalf of the South African operations, on the bullion market. The gold is sold by Rand Refinery usually on the same day as it is delivered and settlement is made within two days.

Foreign currency risk

Our reporting currency is the South African rand. Although gold is sold in US dollars, the Company is obliged to convert this into South African rands. We are thus exposed to fluctuations in the US dollar/South African rand exchange rate. Foreign exchange fluctuations affect the cash flow that we will realize from our operations as gold is sold in US dollars, while production costs are incurred primarily in South African rands. Our results are positively affected when the US dollar strengthens against the rand and adversely affected when the US dollar weakens against the rand. Our cash and cash equivalent balances are held in US dollars and South African rands; holdings denominated in other currencies are relatively insignificant.

Long-term debt

Set out below is an analysis of our debt as at June 30, 2010, analyzed between fixed and variable interest rates. All of our long-term debt is denominated in South African rand.

	Total R'000
Interest rate	
Variable rate	-
Weighted average interest rate	-
Fixed rate	58,977
Weighted average interest rate	13%
Total	58,977
Repayment period	
2010	-
2011	-
2012 onwards	58,977
Total	58,977

Based on our fiscal 2010 financial results, a hypothetical 10% (increase)/decrease in interest rate activity would not (increase)/decrease our interest expense.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

12A. DEBT SECURITIES

Not applicable.

12B. WARRANTS AND RIGHTS

Not applicable.

12C. OTHER SECURITIES

Not applicable.

12D.1 NAME AND ADDRESS OF DEPOSITARY

The Bank of New York Mellon, registered address: 101 Barclay Street, New York, 10286, United States of America, and is appointed as DRDGOLD's Depositary Bank.

12D.2 DESCRIPTION OF DRDGOLD'S AMERICAN DEPOSITARY SHARES

Description of DRDGOLD ADSs

The Bank of New York Mellon issues DRDGOLD's American Depositary Shares, or ADSs. One ADS represents the ownership interest of ten ordinary shares of DRDGOLD.

The Deposit Agreement

This section provides a summary description of DRDGOLD's ADSs.

DRDGOLD has entered into an Amended and Restated Deposit Agreement dated as of August 12, 1996, as amended and restated as of October 2, 1996, as further amended and restated as of August 6, 1998, as further amended and restated July 23, 2007, among DRDGOLD Limited, The Bank of New York Mellon, as Depositary, and the owners and beneficial owners of ADRs from time to time (the "Deposit Agreement").

The following is a summary of the material provisions of the Deposit Agreement. For more complete information, read the entire Deposit Agreement and the form of American Depositary Receipts, which DRDGOLD has filed with the SEC as an exhibit to Amendment No. 1 to DRDGOLD's Registration Statement (File No. 333-140850) on Form F-6. Copies of the Deposit Agreement are also available for inspection at the Corporate Trust Office of The Bank of New York Mellon currently located at 101 Barclay Street, New York, 10286, United States of America.

Description of the ADSs

The Bank of New York Mellon, as Depositary, will register and deliver ADSs. Each ADS represents ten ordinary shares (or the right to receive 10 shares) deposited with The Bank of New York Mellon or their nominated custodians. Each ADS will also represent any other securities, cash or other property which may be held by The Bank of New York Mellon. The Bank of New York Mellon's Corporate Trust Office at which the ADSs will be administered is located at 101 Barclay Street, New York, 10286. The Bank of New York Mellon's principal executive office is located at One Wall Street, New York, 10286.

ADSs may be held either (1) directly (i) by having an American Depositary Receipt, also referred to as an ADR, which is a certificate evidencing a specific number of ADSs, registered in the holder's name, or (ii) by having ADSs registered in a holder's name in the Direct Registration System, or (2) indirectly by holding a security entitlement in ADSs through a broker or other financial institution. If ADSs are held directly, such holders are ADS holders. This description applies to ADS holders. If ADSs are held indirectly, such holders must rely on procedures of their broker or other financial institution to assert the rights of ADS registered holders described in this section. Such holders should consult with their broker or financial institution to find out what those procedures are.

The Direct Registration System, or DRS, is a system administrated by the Depository Trust Company, or DTC, pursuant to which the depositary may register the ownership of uncertificated ADSs, which ownership will be evidenced by periodic statements sent by the depositary to the registered holders of uncertificated ADSs.

DRDGOLD will not treat ADS holders as its shareholders and ADS holders do not have shareholder rights. South African law governs shareholder rights. The Bank of New York Mellon is the holder of the shares underlying the ADSs. Registered holders of ADSs have ADS holder rights. The Deposit Agreement sets out ADS holder rights as well as the rights and obligations of The Bank of New York Mellon. New York law governs the Deposit Agreement and the ADSs.

Dividends and Other Distributions

The Bank of New York Mellon has agreed to pay to holders of ADSs the cash dividends or other distributions it or a custodian receives on DRDGOLD ordinary shares or other deposited securities after deducting any fees and expenses and any applicable withholding taxes. Holders of ADSs will receive these distributions in proportion to the number of DRDGOLD ordinary shares that their ADSs represent.

Cash

The Bank of New York Mellon will convert any cash dividend or other cash distribution DRDGOLD pays on DRDGOLD's ordinary shares into US Dollars (unless DRDGOLD pays it in US Dollars), if it can do so on a reasonable basis and can transfer the US Dollars to the United States. Currently, DRDGOLD pays dividends on ordinary shares in South African Rand. DRDGOLD may declare dividends and distributions on ordinary shares in any currency that the board of directors or shareholders at a general meeting approves.

The Bank of New York Mellon may hold the non-US currency it cannot convert for the account of holders of ADSs who have not been paid. It will not invest the non-US currency, and it will not be liable for the interest. Before making a distribution, any withholding taxes that must be paid will be deducted. See "Payment of Taxes" below. The Bank of New York Mellon will distribute only whole US Dollars and cents and will round fractional cents to the nearest whole cent. If the exchange rates fluctuate during the time when The Bank of New York Mellon cannot convert the non-US currency, holders of ADSs may lose some or all of the value of the distribution.

Ordinary Shares

The Bank of New York Mellon may distribute to holders of ADSs additional ADSs representing ordinary shares that DRDGOLD distributes as a dividend or free distribution, if DRDGOLD provides it promptly with satisfactory evidence that it is legal to do so. If The Bank of New York Mellon does not distribute additional ADSs, the outstanding ADSs will also represent the newly distributed DRDGOLD ordinary shares. The Bank of New York Mellon will only distribute whole ADSs. It will sell DRDGOLD ordinary shares that would require it to deliver a fraction of an ADS and distribute the net proceeds in the same way as it distributes cash. The Bank of New York Mellon may sell a portion of the distributed shares sufficient to pay its fees and expenses in connection with that distribution.

Rights to Subscribe for Additional Ordinary Shares

If DRDGOLD offers holders of its ordinary shares any rights to subscribe for additional DRDGOLD ordinary shares or any other rights, The Bank of New York Mellon, after consultation with DRDGOLD, may make these rights available to holders of ADSs or sell the rights and distribute the proceeds in the same way as it distributes cash. If The Bank of New York Mellon cannot do either of these things for any reason, it may allow these rights to lapse. In that case, holders of ADSs will receive no value for them.

If The Bank of New York Mellon makes these types of subscription rights available to holders of ADSs, upon instruction from holders of ADSs, it will exercise the rights and purchase DRDGOLD's ordinary shares on their behalf. The Bank of New York Mellon will then deposit the DRDGOLD ordinary shares and deliver ADSs to the holders of ADSs. It will only exercise these rights if holders of ADSs pay it the exercise price and any related charges.

US securities laws may restrict the sale, deposit, cancellation and transfer of the ADSs issued after exercise of rights. For example, holders of ADSs may not be able to trade ADSs freely in the United States. In this case, The Bank of New York Mellon may deliver ADSs which are "restricted securities" within the meaning of Rule 144 which will have the same provisions as the ADSs described here, except for the changes needed to put the restrictions in place.

Other Distributions

The Bank of New York Mellon will send to holders of ADSs any other distributions that DRDGOLD makes on deposited securities by any means it thinks is legal, fair and practical. If it cannot make the distribution in that way, The Bank of New York Mellon may decide to sell what DRDGOLD distributes, and then distribute the net proceeds in the same way as it distributes cash distributions, or it may decide to hold what DRDGOLD distributes, in which case the outstanding ADSs will also represent the newly distributed property. However, The Bank of New York Mellon is not required to distribute any securities (other than ADSs) to ADS holders unless it receives satisfactory evidence from DRDGOLD that it is legal to make such distribution. The Bank of New York Mellon may sell a portion of the distributed securities or property sufficient to pay its fees and expenses in connection with that distribution.

The Bank of New York Mellon is not responsible if it decides that it is unlawful or impractical to make a distribution available to any ADS holders. DRDGOLD has no obligation to register ADSs, DRDGOLD ordinary shares, rights or other securities under US Securities Act 1933. DRDGOLD also has no obligation to take any other action to permit the distribution of ADSs, DRDGOLD ordinary shares, rights or anything else to ADS holders. This means that the holders of ADSs may not receive distributions DRDGOLD makes on its ordinary shares if it is illegal or impractical for DRDGOLD to make such distribution available to the holders of ADSs.

Deposit, Withdrawal and Cancellation

The Bank of New York Mellon will deliver ADSs if a holder of DRDGOLD's ordinary shares or their broker deposits DRDGOLD's ordinary shares or evidence of rights to receive ordinary shares with the custodian. Upon payments of its fees and expenses and of any taxes or charges, such as stamp taxes or stock transfer taxes or fees, The Bank of New York Mellon will register the appropriate number of ADSs in the names as such holder of DRDGOLD ordinary shares requests and will deliver the ADSs at its Corporate Trust Office to the persons such holder request.

Holders of ADS may turn in their ADSs at The Bank of New York Mellon's Corporate Trust Office. Upon payment of its fees and expenses and of any taxes or charges, such as stamp taxes or stock transfer taxes or fees, The Bank of New York Mellon will deliver (1) the underlying ordinary shares to an account designated by the relevant holder of ADSs and (2) any other deposited securities underlying the ADSs at the office of the Custodian. Alternatively, at the request, risk and expense of ADS holders, The Bank of New York Mellon will deliver the deposited securities at its Corporate Trust Office.

Interchange Between Certificated ADSs and Uncertificated ADSs

ADS registered holders may surrender their ADRs to The Bank of New York Mellon for the purpose of exchanging such ADRs for uncertificated ADSs. The Bank of New York Mellon will cancel that ADRs and will send to the ADSs' registered holder a statement confirming that the ADS registered holder is the registered holder of uncertificated ADSs. Alternatively, upon receipt by The Bank of New York Mellon of a proper instruction from a registered holder of uncertificated ADSs requesting the exchange of uncertificated ADSs for certificated ADSs, The Bank of New York Mellon will execute and deliver the ADS registered holder ADRs evidencing those ADSs.

Voting Rights

ADS registered holders may instruct The Bank of New York Mellon to vote the number of deposited shares their ADSs represent. The Bank of New York Mellon will notify ADS holders of shareholders' meetings and arrange to deliver DRDGOLD's voting materials to them if DRDGOLD asks it to. Those materials will describe the matters to be voted upon and explain how ADS registered holders may instruct The Bank of New York Mellon to vote on their behalf by a specified date. Otherwise, ADS registered holders will not be able to exercise their right to vote unless they withdraw the shares. However, DRDGOLD cannot assure the holders of ADSs that they will receive notice of the meeting in time for them to withdraw their ordinary shares.

The Bank of New York Mellon will try, as far as practical, to vote or to have its agents vote the ordinary shares or other deposited securities as holders of ADSs instruct, but this is subject to South African law, the provisions of DRDGOLD's Memorandum and Articles of Association and of the deposited securities and any applicable rules of the JSE. The Bank of New York Mellon will only vote or attempt to vote as such holders of ADSs instruct.

DRDGOLD cannot assure the holders of ADSs that they will receive the voting materials in time for them to instruct The Bank of New York Mellon to vote their ordinary shares. In addition, The Bank of New York Mellon and its agents are not responsible for failing to carry out voting instructions or for the manner of carrying out voting instructions. This means that holders of ADSs may not be able to exercise their right to vote and there may be nothing they can do if their ordinary shares are not voted as they requested.

Fees and Expenses

ADS holders must pay:	**For:**
$5.00 (or less) per 100 ADSs	Each issuance of an ADS, including as a result of a distribution of DRDGOLD ordinary shares or rights or other property; and Each cancellation of an ADS, including if the Deposit Agreement terminates
$0.02 (or less) per ADS	Any cash payment
Registration or transfer fees	Transfer and registration of DRDGOLD ordinary shares on the DRDGOLD share register to or from the name of The Bank of New York Mellon or its agent when DRDGOLD ordinary shares are deposited or withdrawn
$0.02 (or less) per ADS per year	Depositary services
Expenses of The Bank of New York Mellon	Conversion of non-US currency to US Dollars; Cable, telex and facsimile transmission expenses; and Servicing the deposited securities
Taxes and other governmental charges The Bank of New York Mellon or any custodian has to pay on any ADS or DRDGOLD ordinary share underlying an ADS, for example, stock transfer taxes, stamp duty or withholding taxes	As necessary
A fee equivalent to the fee that would have been payable if the securities distributed had been ordinary shares deposited for issuance of ADSs	Distribution of securities distributed to holders of deposited securities that are distributed by The Bank of New York Mellon to ADS holders

Payment of Taxes

Holders of ADSs will be responsible for any taxes or other governmental charges payable on their ADSs or on the deposited securities underlying their ADSs. The Bank of New York Mellon may refuse to transfer their ADSs or allow them to withdraw the deposited securities underlying their ADSs until such taxes or other charges are paid. It may apply payments owed to holders of ADSs or sell deposited securities underlying their ADSs to pay any taxes they owe, and they will remain liable for any deficiency. If it sells deposited securities, it will, if appropriate, reduce the number of ADSs to reflect the sale and pay to holders of ADSs any proceeds, or send to them any property, remaining after it has paid the taxes.

Reclassification

If DRDGOLD:	**Then:**
Changes the nominal or par value of the ordinary shares; Reclassifies, splits up or consolidates any of the deposited securities; Distributes securities on the ordinary shares that are not distributed to holders of ADSs; or Recapitalizes, reorganizes, merges, liquidates, sells all or substantially all of DRDGOLD's assets, or takes any similar action.	The cash, ordinary shares or other securities received by The Bank of New York Mellon will become deposited securities. Each ADR will automatically represent its equal share of the new deposited securities. The Bank of New York Mellon may, and will if DRDGOLD asks it to, distribute some or all of the cash, DRDGOLD ordinary shares or other securities it receives. It may also issue new ADSs or ask holders of ADSs to surrender their outstanding ADSs in exchange for new ADSs identifying the new deposited securities.

Amendment and Termination

DRDGOLD may agree with The Bank of New York Mellon to amend the Deposit Agreement and the ADSs without the consent of holders for any reason. If the amendment adds or increases fees or charges (except for taxes and other governmental charges or registration fees, cable, telex or facsimile transmission costs, delivery costs or other such expenses) or if the amendment prejudices an important right of ADS holders, it will only become effective 30 days after The Bank of New York Mellon notifies holders of the ADSs of the amendment. At the time an amendment becomes effective, holders of the ADSs are considered, by continuing to hold their ADSs, to agree to the amendment and to be bound by the agreement as amended.

The Bank of New York Mellon may terminate the Deposit Agreement by mailing notice of termination to ADS holders at least 30 days prior to the fixed termination date if DRDGOLD asks it to do so. The Bank of New York Mellon may also terminate the Deposit Agreement if The Bank of New York Mellon has told DRDGOLD that it would like to resign and DRDGOLD has not appointed a new depositary bank within 90 days. In both cases, The Bank of New York Mellon must notify holders of DRDGOLD ADSs at least 30 days before termination.

After termination, The Bank of New York Mellon and its agents will be required to do the following under the Deposit Agreement: collect distributions on the deposited securities, sell rights, and, upon surrender of ADSs, deliver DRDGOLD ordinary shares and other deposited securities. Four months after the date of termination or later, The Bank of New York Mellon may sell any remaining deposited securities by public or private sale and will hold the proceeds of the sale, as well as any other cash it is holding under the Deposit Agreement, for the pro rata benefit of the ADS holders who have not surrendered their ADSs. It will not invest the money and will have no liability for interest. DRDGOLD's only obligation will be with respect to indemnification of, and payment of certain amounts to, The Bank of New York Mellon.

Limitations on Obligations and Liability to ADS Holders

The Deposit Agreement expressly limits DRDGOLD's obligation and the obligations of The Bank of New York Mellon, and limits DRDGOLD's liability and the liability of The Bank of New York Mellon. DRDGOLD and The Bank of New York Mellon:

- are only obligated to take the actions specifically set forth in the Deposit Agreement without negligence or bad faith;
- are not liable if either of DRDGOLD or The Bank of New York Mellon is prevented or delayed by law or circumstances beyond their control from performing their obligations under the Deposit Agreement;
- are not liable for the inability of any holder of ADSs to benefit from any distribution on deposited securities that is not made available to holders of ADSs under the terms of the Deposit Agreement, or for any special, consequential or punitive damages for any breach of the terms of the Deposit Agreement;
- have no obligation to become involved in a lawsuit or other proceeding related to the ADSs or the Deposit Agreement on behalf of the holders of the ADSs or on behalf of any other party;
- may rely on advice of or information from legal counsel, accountants, and any person presenting DRDGOLD's ordinary shares for deposit, any registered holder or any other person believed by DRDGOLD in good faith to be competent to give such advice or information; and
- pursuant to the Deposit Agreement, DRDGOLD and The Bank of New York Mellon agree to indemnify each other under certain circumstances.

Requirements for Depositary Action

Before The Bank of New York Mellon will issue, transfer or register the transfer of an ADS, make a distribution on an ADS, or allow withdrawal of DRDGOLD ordinary shares, The Bank of New York Mellon may require:

- payment of stock transfer or other taxes or other governmental charges and transfer or registration fees charged by third parties for the transfer of any ordinary shares or other deposited securities;
- production of satisfactory proof of the identity and genuineness of any signature or other information it deems necessary; and
- compliance with regulations it may establish, from time to time, consistent with the Deposit Agreement, including presentation of transfer documents.

The Bank of New York Mellon may refuse to deliver, transfer or register transfers of the ADSs generally when the books of The New York Mellon or DRDGOLD's books are closed or at any time either DRDGOLD or The Bank of New York Mellon thinks it advisable to do so.

Holders of ADSs have the right to cancel their ADSs and withdraw the underlying ordinary shares at any time, except:

- when temporary delays arise because: (1) either DRDGOLD or The Bank of New York Mellon have closed DRDGOLD's transfer books; (2) the transfer of the ordinary shares is blocked in connection with voting at a general meeting of shareholders; or (3) DRDGOLD is paying a dividend on the ordinary shares;
- when ADS holders seeking to withdraw the ordinary shares owe money to pay fees, taxes and similar charges; or
- when it is necessary to prohibit withdrawals in order to comply with any laws or governmental regulations that apply to ADSs or to the withdrawal of the ordinary shares or other deposited securities.

Pre-release of ADSs

In certain circumstances, subject to the provisions of the Deposit Agreement, The Bank of New York Mellon may deliver ADSs before the deposit of the underlying ordinary shares. This is called a pre-release of the ADS.

The Bank of New York Mellon may also deliver DRDGOLD ordinary shares upon cancellation of the pre-released ADSs (even if the ADSs are cancelled before the pre-release transaction has been closed out). A pre-release is closed out as soon as the underlying DRDGOLD ordinary shares are delivered to The Bank of New York Mellon. The Bank of New York Mellon may receive ADSs instead of ordinary shares to close out a pre-release.

The Bank of New York Mellon may pre-release ADSs only under the following conditions:

- before or at the time of the pre-release, the person to whom the pre-release is being made must represent to The Bank of New York Mellon in writing that it or its customer: (1) owns the ordinary shares or ADSs to be remitted, (2) assigns all beneficial rights, title and interest in such ADSs or ordinary shares, as the case may be, to The Bank of New York Mellon in its capacity as the depositary and for the benefit of the ADS holders, and (3) will not take any action with respect to such ADSs or ordinary shares, as the case may be, that is consistent with the transfer of beneficial ownership (including, without the consent of The Bank of New York Mellon, disposing of such ADSs or ordinary shares, as the case may be) other than satisfaction of such pre-release;
- the pre-release must be fully collateralized with cash, US government securities, or other collateral that The Bank of New York Mellon considers appropriate; and
- The Bank of New York Mellon must be able to close out the pre-release on not more than five business days' notice. Each pre-release will be subject to any further indemnities and credit regulations that The Bank of New York Mellon deems appropriate. The Bank of New York Mellon will normally limit the number of DRDGOLD ordinary shares not deposited but represented by ADSs outstanding at any time as a result of pre-release so that they do not exceed 30 percent of the ordinary shares deposited, although The Bank of New York Mellon may disregard this limit from time to time, if it thinks it is appropriate to do so.

Direct Registration System

In the Deposit Agreement, all parties to the Deposit Agreement acknowledge that the DRS and Profile Modification System, or Profile, will apply to uncertificated ADSs upon acceptance thereof to DRS by The Depository Trust Company, also referred to as DTC. DRS is the system administered by DTC pursuant to which the depositary may register the ownership of uncertificated ADSs, which ownership will be evidenced by periodic statements sent by the depositary to the registered holders of uncertificated ADSs. Profile is a required feature of DRS which allows a DTC participant, acting on behalf of a registered holder of ADSs, to direct the depositary to register a transfer of those ADSs to DTC or its nominee and to deliver those ADSs to the DTC account of that DTC participant without receipt by the depositary of prior authorization from the ADS registered holder to register that transfer.

In connection with and in accordance with the arrangements and procedures relating to DRS/Profile, the parties to the Deposit Agreement understand that The Bank of New York Mellon will not verify, determine or otherwise ascertain that the DTC participant which is claiming to be acting on behalf of an ADS holder in requesting registration of transfer and delivery described in the paragraph above has the actual authority to act on behalf of the ADS holder (notwithstanding any requirements under the Uniform Commercial Code). In the Deposit Agreement, the parties agree that The Bank of New York Mellon's reliance on and compliance with instructions received through the DRS/Profile System and in accordance with the Deposit Agreement will not constitute negligence or bad faith on the part of The Bank of New York Mellon.

Shareholders Communications; Inspection of Register of Holders of ADSs

The Bank of New York Mellon will make available for inspection at its office all communications that it receives from DRDGOLD as a holder of deposited securities that DRDGOLD makes generally available to holders of deposited securities. The Bank of New York Mellon sends copies of such communications if required to do so by DRDGOLD. ADS holders have a right to inspect the register of holders of ADSs, but not for the purpose of contacting those holders about a matter unrelated to DRDGOLD's business or the ADSs.

12D.3 DEPOSITARY FEES AND CHARGES

DRDGOLD's American Depository Shares, or ADSs, each representing ten of DRDGOLD's ordinary shares, are traded on the New York Stock Exchange under the symbol "DROOY." The ADSs are evidenced by American Depository Receipts, or ADRs, issued by The Bank of New York Mellon, as Depository under the Amended and Restated Deposit Agreement dated as of August 12, 1996, as amended and restated as of October 2, 1996, as further amended and restated as of August 6, 1998, as further amended and restated July 23, 2007, among DRDGOLD Limited, The Bank of New York Mellon and owners and beneficial owners of ADRs from time to time. ADR holders may have to pay the following service fees to the Depositary:

Service	**Fees (USD)**
Issuance of ADSs, including issuances resulting from a distribution of ordinary shares or rights	$5.00 (or less) per 100 ADSs (or portion thereof)[1]
Cancellation of ADSs for the purpose of withdrawal, including if the Deposit Agreement terminates	$5.00 (or less) per 100 ADSs (or portion thereof)[1]
Distribution of cash dividends or other cash distributions	2 cents (or less) per ADS (or portion thereof)[2]
Distribution of securities distributed to holders of deposited securities which are distributed by the Depositary to ADS registered holders	$5.00 (or less) per 100 ADSs (or portion thereof)[2]

[1] These fees are typically paid to the Depositary by the brokers on behalf of their clients receiving the newly-issued ADSs from the Depositary or delivering the ADSs to the Depositary for cancellation. The brokers in turn charge these transaction fees to their clients.
[2] In practice, the Depositary has not collected these fees. If collected, such fees are offset against the related distribution made to the ADR holder.

In addition, ADR holders are responsible for certain fees and expenses incurred by the Depositary on their behalf including (1) taxes and other governmental charges, (2) such registration fees as may from time to time be in effect for the registration of transfers of ordinary shares generally on the share register and applicable to transfers of ordinary shares to the name of the Depositary or its nominee or the Custodian or its nominee on the making of deposits or withdrawals, (3) such cable, telex and facsimile transmission expenses as are expressly provided in the Deposit Agreement, and (4) such expenses as are incurred by the Depositary in the conversion of foreign currency to U.S. Dollars.

The Depositary collects its fees for delivery and surrender of ADSs directly from investors depositing or surrendering ADSs for the purpose of withdrawal or from intermediaries acting for them. The Depositary, collects fees for making distributions to investors by deducting those fees from the amounts distributed or by selling a portion of distributable property to pay the fees. [The Depositary may collect its annual fee for depositary services by deductions from cash distributions or by directly billing investors or by charging the book-entry system accounts of participants acting for them.] The Depositary may generally refuse to provide fee-attracting services until its fees for those services are paid.

12D.4 DEPOSITARY PAYMENTS FOR FISCAL 2010

For the fiscal year ended June 30, 2010, The Bank of New York Mellon, as Depositary, has agreed to reimburse DRDGOLD an amount of $121,881.23 mainly for contributions towards the company's investor relations activities (including investor meetings, conferences and fees of investor relations service vendors).

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

There have been no material defaults in the payment of principal, interest, a sinking or purchase fund installment, or any other material defaults with respect to any indebtedness of ours.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15. CONTROLS AND PROCEDURES

15A. Disclosure Controls and Procedures

As of June 30, 2010, our management, with the participation of our Chief Executive Officer and Chief Financial Officer have evaluated the effectiveness of our disclosure controls and procedures (as this term is defined under the rules of the SEC). Our management, including the Chief Executive Officer and Chief Financial Officer, concluded that our disclosure controls and procedures were effective as of June 30, 2010.

Our disclosure controls and procedures are designed to provide reasonable assurance that information required to be disclosed by us in the reports that we file or submit under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported, within the time periods specified in the applicable rules and forms and that such information required to be disclosed by us in the reports we file or submit under the Securities Exchange Act is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosures.

There are inherent limitations in the effectiveness of any system of disclosure controls and procedures. These limitations include the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, any such system can only provide reasonable assurance of achieving the desired control objectives.

15B. Management's Annual Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is defined in Rule 13a-15(f) or 15d-15(f) promulgated under the Securities Exchange Act of 1934 as a process designed by, or under the supervision of, our Chief Executive Officer and Chief Financial Officer and effected by our board, management and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. Under Section 404 of the Sarbanes Oxley Act of 2002, management is required to assess our internal controls surrounding the financial reporting process as at the end of each fiscal year. Based on that assessment, management is to determine whether or not our internal controls over financial reporting are effective.

Internal control over financial reporting includes those policies and procedures that:

- pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of our assets;
- provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS, and that our receipts and expenditures are being made only in accordance with authorizations of our management and board; and
- provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on our financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Instead, it must be noted that even those systems that management deems to be effective can only provide reasonable assurance with respect to the preparation and presentation of our financial statements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or the degree of compliance with the policies and procedures.

Our management assessed the effectiveness of our internal control over financial reporting as of June 30, 2010. In making this assessment, our management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework. Based on our assessment and those criteria, our management concluded that as of June 30, 2010 our internal control over financial reporting was effective.

15C. Independent Auditor's Attestation Report

The effectiveness of internal control over financial reporting as of June 30, 2010 was audited by KPMG Inc., independent registered public accounting firm, as stated in their report on page F-1 of this Form 20-F.

15D. Changes in Internal Control Over Financial Reporting

Changes that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting during the period covered by the annual report, needs to be identified and reported as required by paragraph (d) of Rule 13a-15.

During the year ended June 30, 2010, there have not been any changes in our internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

Mr. R.P. Hume, Chairman of the Audit Committee, has been determined by our board to be an audit committee financial expert within the meaning of the Sarbanes-Oxley Act, in accordance with the Rules of the Nasdaq Capital Market and rules promulgated by the SEC and independent both under the Nasdaq Stock Market Rules and the South African Johannesburg Stock Exchange Rules. The board is satisfied that the skills, experience and attributes of the members of the audit committee are sufficient to enable those members to discharge the responsibilities of the audit committee.

ITEM 16B. CODE OF ETHICS

We have adopted a Code of Ethics and Conduct that applies to all senior executives including our Non-Executive Chairman, the Chief Executive Officer, Chief Financial Officer and the Group Financial Manager and Financial Manager at each mining operation as well as all other employees. The Code of Ethics and Conduct can be accessed on the Company's website at www.drdgold.com.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

KPMG Inc. has served as our independent public accountant for the fiscal years ending June 30, 2010, 2009 and 2008, for which audited financial statements appear in this Annual Report. The Annual General Meeting elects the auditors annually.

The following table presents the aggregate fees for professional audit services and other services rendered by KPMG Inc. to us in fiscal 2010 and 2009:

Auditors' remuneration	**Year ended June 30,**	
	2010	**2009**
	R'000	**R'000**
Audit fees	9,859	10,362
Audit-related fees	-	-
Tax fees	-	-
All other fees	-	158
	9,859	10,520

Audit Fees

Audit fees billed for the annual audit services engagement, which are those services that the external auditor reasonably can provide, include the company audit; statutory audits; comfort letters and consents; attest services; and assistance with and review of documents filed with the SEC.

Audit-Related Fees

For fiscal 2010 and fiscal 2009, no audit-related fees were incurred.

Tax Fees

For fiscal 2010 and fiscal 2009, no fees have been billed for tax compliance, tax advice or tax planning services.

All Other Fees

All other fees consist of all fees billed which are not included under audit fees, audit related fees or tax fees. In fiscal 2009, these amounts related to fees billed for reviews of shareholders' circulars issued. There were no such fees billed for in fiscal 2010.

The Audit Committee appoints, re-appoints and removes the external auditors as well as determines the remuneration and terms of engagement of the external auditors. The committee pre-approves, and has pre-approved, all non-audit services provided by the external auditors. The Audit Committee considered all of the fees mentioned above and determined that such fees are compatible with maintaining KPMG Inc.'s independence.

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Not applicable.

ITEM 16F. CHANGE IN REGISTRANT'S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G. CORPORATE GOVERNANCE

As a foreign private issuer with shares listed on the Nasdaq Capital Market, we are subject to corporate governance requirements imposed by Nasdaq. Under Nasdaq Stock Market Rule 5615(a)(3), a foreign private issuer such as us may follow its home country corporate governance practices in lieu of certain of the Nasdaq Stock Market Rules corporate governance requirements. The following paragraphs summarize the significant differences between our corporate governance practices and those followed by U.S. companies listed on the Nasdaq Capital market:

Independence of audit committee members.

Nasdaq Stock Market Rule 5605(c)(2) requires a Nasdaq listed company to have an audit committee composed of at least three independent members. A foreign private issuer may be exempted from the requirement that all members of the audit committee qualify as independent under Nasdaq Stock Market Rules provided, among other requirements, that the members of the audit committee are independent under Exchange Act Rule 10A-3. As at September 30, 2010 all of our audit committee members are independent both under the Nasdaq Stock Market Rules and the South African Johannesburg Stock Exchange Rules.

Exemption from the shareholder approval requirements.

Between August and December 2003, the Company entered into a series of discounted issuances with several different investors resulting in the issuance of ordinary shares, and securities convertible into ordinary shares, totaling 46,843,902, or 25.43% of the total shares outstanding on a pre-issuance basis. Included within those issuances, on December 12, 2003, the Company entered into an agreement granting Investec the option to acquire 10.2 million ordinary shares. The Company requested an exemption from Nasdaq Marketplace Rule 5635(a)(1)(B) in reliance upon Rule 5615(a)(3). Rule 5635(a)(1)(B) provided that shareholder approval is required upon issuing 20% or more of the common stock outstanding before the issuance. Nasdaq granted this exemption on the basis that the shareholder approval requirements of Rule 5635(a)(1)(B) were contrary to generally accepted business practices of companies located in South Africa.

The South African Companies Act of 1973 (as amended) requires issuers to obtain shareholder approval before the issuance of any shares or rights to shares, which approval can be provided by specific authority or a general authority granted by means of a resolution passed by shareholders in a general meeting. JSE Listing Requirements require 75% shareholder approval for any issuance of shares for cash. JSE Listing Requirements do, however, permit an issuer to issue shares for cash under a general authority granted by its shareholders, but not in excess of 15% of the company's total issued share capital during any financial year under that authority, or the general authority. In terms of the specific issuances for which the Company received the exemption from Nasdaq described above, there was no JSE requirement that would mandate specific shareholder approval for these transactions. The JSE Listing Requirements accept a general authority by our shareholders under certain circumstances. The shareholders had approved a general authority which covered the relevant transactions by resolutions passed at the Company's annual general meetings in November 2003. In addition, included in the shares issued for cash were approximately 24.4 million shares to the value of R435.5 million ($63.1 million) which were used for the acquisition of the Porgera Joint Venture. Approval was obtained from the JSE to deem these shares to be a vendor placing.

Exemption from the quorum requirements.

Nasdaq's Marketplace Rules 5620 (c) states that the minimum quorum for any meeting of holders of the company's common stock must be no less than 33 1/3 % of the issuer's outstanding shares. Consistent with the practice of companies incorporated in South Africa, our articles of association only require a quorum of three members. As a result, and in connection with the listing of our ADSs on the Nasdaq National Market in July 1996, we requested, and Nasdaq granted us in October 1996, an exemption from compliance with the Rule 5620 (c) quorum requirement.

PART III

ITEM 17. FINANCIAL STATEMENTS

Not applicable.

ITEM 18. FINANCIAL STATEMENTS

The following financial statements and related auditor's reports are filed as part of this Annual Report.

	Page
Report of the independent registered public accounting firm	F-1
Consolidated statement of comprehensive income for the years ended June 30, 2010, 2009 and 2008	F-2 to F-3
Consolidated statement of financial position at June 30, 2010 and 2009.	F-4
Consolidated statement of changes in equity for the years ended June 30, 2010, 2009 and 2008.	F-5
Consolidated statement of cash flows for the years ended June 30, 2010, 2009 and 2008.	F-6
Notes to the annual financial statements.	F-7 to F-71

Report of the Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of DRDGOLD Limited.

We have audited the accompanying consolidated statement of financial position of DRDGOLD Limited, its subsidiaries and associates as of June 30, 2010 and 2009, and the related consolidated statement of comprehensive income, the consolidated statement of changes in equity, and the consolidated statement of cash flows for each of the years in the three-year period ended June 30, 2010. We also have audited DRDGOLD Limited's internal control over financial reporting as of June 30, 2010, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). DRDGOLD Limited's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying management's annual report on internal control over financial reporting. Our responsibility is to express an opinion on these consolidated financial statements and an opinion on DRDGOLD Limited's internal control over financial reporting based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the consolidated financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with International Financial Reporting Standards. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with International Financial Reporting Standards, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of DRDGOLD Limited and subsidiaries as of June 30, 2010 and 2009, and the results of their operations and cash flows for each of the years in the three-year period ended June 30, 2010, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also in our opinion, DRDGOLD Limited maintained, in all material respects, effective internal control over financial reporting as of June 30, 2010, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

/s/ KPMG Inc.
KPMG Inc.
Registered Accountants and Auditors
Johannesburg, Republic of South Africa
October 29, 2010

DRDGOLD Limited
CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME
for the year ended June 30, 2010

	Note	Continuing operations			Discontinued operations[1]			Total operations		
		2010	**2009**	**2008**	**2010**	**2009**	**2008**	**2010**	**2009**	**2008**
		R'000	**R'000**	**R'000**	**R'000**	**R'000**	**R'000**	**R'000**	**R'000**	**R'000**
Revenue	2	**1,990,522**	1,910,738	1,843,912	**-**	-	89,235	**1,990,522**	1,910,738	1,933,147
Cost of sales		**(1,891,787)**	(1,834,025)	(1,598,364)	**-**	-	(139,369)	**(1,891,787)**	(1,834,025)	(1,737,733)
Operating costs²		**(1,798,866)**	(1,687,359)	(1,503,015)	**-**	-	(124,437)	**(1,798,866)**	(1,687,359)	(1,627,452)
Depreciation	10	**(190,769)**	(99,217)	(69,077)	**-**	-	(854)	**(190,769)**	(99,217)	(69,931)
Retrenchment costs	3	**(20,127)**	(34,922)	(11,344)	**-**	-	-	**(20,127)**	(34,922)	(11,344)
Movement in provision for environmental rehabilitation	19	**88,034**	(19,545)	(30,171)	**-**	-	(4,019)	**88,034**	(19,545)	(34,190)
Movement in gold inventory		**29,941**	7,018	15,243	**-**	-	(10,059)	**29,941**	7,018	5,184
Gross profit/(loss) from operating activities		**98,735**	76,713	245,548	**-**	-	(50,134)	**98,735**	76,713	195,414
Loss on derivative financial instruments		**-**	-	-	**-**	-	(433)	**-**	-	(433)
Impairments	3	**(6,224)**	(75,138)	(63,915)	**-**	-	(46,718)	**(6,224)**	(75,138)	(110,633)
Administration expenses and general costs		**(57,026)**	(83,583)	(79,439)	**-**	-	(20,084)	**(57,026)**	(83,583)	(99,523)
Results from operating activities	3	**35,485**	(82,008)	102,194	**-**	-	(117,369)	**35,485**	(82,008)	(15,175)
Finance income	5	**200,273**	205,991	91,975	**-**	-	3,040	**200,273**	205,991	95,015
Finance expenses	6	**(24,132)**	(41,743)	(108,068)	**-**	-	(59,625)	**(24,132)**	(41,743)	(167,693)
Profit/(loss) before taxation		**211,626**	82,240	86,101	**-**	-	(173,954)	**211,626**	82,240	(87,853)
Income tax	7	**(8,263)**	28,444	68,303	**-**	-	75,408	**(8,263)**	28,444	143,711
Profit/(loss) after taxation		**203,363**	110,684	154,404	**-**	-	(98,546)	**203,363**	110,684	55,858
Profit on disposal of discontinued operations	8	**-**	-	-	**-**	-	1,169,210	**-**	-	1,169,210
Profit for the year		**203,363**	110,684	154,404	**-**	-	1,070,664	**203,363**	110,684	1,225,068
Attributable to:										
Equity owners of the parent		**207,815**	129,124	128,558	**-**	-	867,483	**207,815**	129,124	996,041
Non-controlling interest		**(4,452)**	(18,440)	25,846	**-**	-	203,181	**(4,452)**	(18,440)	229,027
Profit for the year		**203,363**	110,684	154,404	**-**	-	1,070,664	**203,363**	110,684	1,225,068

-

[1] The discontinued operations relate to the Porgera Joint Venture (disposed on August 17, 2007), Emperor (disposed on October 22, 2007) and NetGold (disposed on March 13, 2008.)
² Operating costs equates to cash costs of production.

DRDGOLD Limited
CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME (continued)
for the year ended June 30, 2010

		Continuing operations			Discontinued operations[1]			Total operations		
		2010	2009	2008	2010	2009	2008	2010	2009	2008
	Note	R'000	R'000	R'000	R'000	R'000	R'000	R'000	R'000	R'000
Other comprehensive income, net of tax										
Net foreign exchange translation reserve		**(156,534)**	(606)	83,571	-	-	(184,079)	**(156,534)**	(606)	(100,508)
Transfer of reserve on disposal of foreign subsidiaries	12	**(156,534)**	-	-	-	-	(184,079)	**(156,534)**	-	(184,079)
Foreign exchange (loss)/gain on translation		-	(606)	83,571	-	-	-	-	(606)	83,571
Deferred taxation thereon		-	-	-	-	-	-	-	-	-
Net fair value adjustment on available-for-sale investment	11	**5,154**	(1,133)	1,744	-	-	-	**5,154**	(1,133)	1,744
Fair value adjustment on available-for-sale investment		**5,154**	(1,133)	1,744	-	-	-	**5,154**	(1,133)	1,744
Deferred taxation thereon		-	-	-	-	-	-	-	-	-
Net effect of acquisition of subsidiary	12	-	193,084	-	-	-	-	-	193,084	-
Revaluation of fixed assets through acquisition of subsidiary		-	237,853	-	-	-	-	-	237,853	-
Non-controlling interest forming part of the acquisition of subsidiary		-	12,892	-	-	-	-	-	12,892	-
Deferred taxation thereon		-	(57,661)	-	-	-	-	-	(57,661)	-
Total comprehensive income for the year		**51,983**	302,029	239,719	-	-	886,585	**51,983**	302,029	1,126,304
Equity owners of the parent		**55,159**	260,727	199,902	-	-	867,483	**55,159**	260,727	1,067,385
Non-controlling interest		**(3,176)**	41,302	39,817	-	-	19,102	**(3,176)**	41,302	58,919
Total comprehensive income for the year		**51,983**	302,029	239,719	-	-	886,585	**51,983**	302,029	1,126,304
Earnings per share attributable to equity owners of the parent										
Basic and diluted earnings per share (cents)	9	**55**	34	34	-	-	231	**55**	34	265

The accompanying notes are an integral part of these consolidated financial statements.

[1] The discontinued operations relate to the Porgera Joint Venture (disposed on August 17, 2007), Emperor (disposed on October 22, 2007) and NetGold (disposed on March 30, 2008.)

DRDGOLD Limited
CONSOLIDATED STATEMENT OF FINANCIAL POSITION
at June 30, 2010

	Note	2010 R'000	2009 R'000
ASSETS			
Non-current assets		**2,178,190**	2,075,252
Property, plant and equipment	10	**1,857,646**	1,733,219
Non-current investments and other assets	11	**174,223**	172,680
Non-current inventories	15	**5,579**	4,238
Deferred tax asset	21	**140,742**	165,115
Current assets		**402,102**	550,520
Inventories	15	**132,636**	93,935
Trade and other receivables	16	**64,521**	87,960
Current tax asset		**1,793**	70
Cash and cash equivalents		**188,152**	353,555
Assets classified as held for sale	17	**15,000**	15,000
Total assets		**2,580,292**	2,625,772
EQUITY AND LIABILITIES			
Equity		**1,649,961**	1,583,979
Equity of the owners of the parent	18	**1,550,631**	1,481,473
Non-controlling interest		**99,330**	102,506
Non-current liabilities		**661,088**	715,799
Provision for environmental rehabilitation	19	**420,604**	412,454
Post-retirement and other employee benefits	20	**13,365**	43,639
Deferred tax liability	21	**168,142**	194,560
Loans and borrowings	22	**58,977**	65,146
Current liabilities		**269,243**	325,994
Trade and other payables		**268,833**	322,138
Loans and borrowings	22	**-**	2,101
Current tax liability		**410**	931
Bank overdraft		**-**	824
Total equity and liabilities		**2,580,292**	2,625,772

The accompanying notes are an integral part of these consolidated financial statements.

DRDGOLD Limited
CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
at June 30, 2010

	Number of ordinary shares	Number of cumulative preference shares	Share capital and share premium R'000	Cumulative preference share capital R'000	Revaluation and other reserves[1] R'000	Accumulated loss R'000	Equity of the owners of the parent R'000	Non-controlling interest R'000	Total equity R'000
Balance at June 30, 2007	**370,341,981**	**5,000,000**	**4,069,096**	**500**	**256,488**	**(4,184,913)**	**141,171**	**2,285**	**143,456**
Issued shares for cash	5,800,000		27,976				**27,976**		**27,976**
Staff options exercised	429,607		2,353				**2,353**		**2,353**
Share issue expenses			(1,219)				**(1,219)**		**(1,219)**
Share-based payments					6,591		**6,591**		**6,591**
Total comprehensive income for the year					(55,145)	1,122,530	**1,067,385**	58,919	**1,126,304**
Fair value adjustment on available-for-sale investment					1,744		**1,744**		**1,744**
Transfer of reserve on disposal of subsidiaries					(126,489)	126,489	**-**	(184,079)	**(184,079)**
Foreign exchange gain on translation					69,600		**69,600**	13,971	**83,571**
Profit for the year						996,041	**996,041**	229,027	**1,225,068**
Balance at June 30, 2008	**376,571,588**	**5,000,000**	**4,098,206**	**500**	**207,934**	**(3,062,383)**	**1,244,257**	**61,204**	**1,305,461**
Staff options exercised	1,429,715		6,707				**6,707**		**6,707**
Share issue expenses			(433)				**(433)**		**(433)**
Share-based payments					7,873		**7,873**		**7,873**
Dividend on ordinary share capital						(37,658)	**(37,658)**		**(37,658)**
Total comprehensive income for the year					131,603	129,124	**260,727**	41,302	**302,029**
Fair value adjustment on available-for-sale investment					(1,133)		**(1,133)**		**(1,133)**
Foreign exchange loss on translation					(606)		**(606)**		**(606)**
Non-controlling interest forming part of the acquisition of subsidiary								12,892	**12,892**
Revaluation of fixed assets through acquisition of subsidiary					133,342		**133,342**	46,850	**180,192**
Profit for the year						129,124	**129,124**	(18,440)	**110,684**
Balance at June 30, 2009	**378,001,303**	**5,000,000**	**4,104,480**	**500**	**347,410**	**(2,970,917)**	**1,481,473**	**102,506**	**1,583,979**
Issued shares for cash	**6,620,413**		**29,877**				**29,877**		**29,877**
Staff options exercised	**262,663**		**1,004**				**1,004**		**1,004**
Share issue expenses			**(2,043)**				**(2,043)**		**(2,043)**
Share-based payments					**4,115**		**4,115**		**4,115**
Dividend on ordinary share capital						**(18,954)**	**(18,954)**		**(18,954)**
Total comprehensive income for the year					**(152,656)**	**207,815**	**55,159**	**(3,176)**	**51,983**
Fair value adjustment on available-for-sale investment					**3,878**		**3,878**	**1,276**	**5,154**
Foreign exchange gain on disposal of foreign subsidiaries recognized in profit or loss (refer note 12)					**(156,534)**		**(156,534)**		**(156,534)**
Profit for the year						**207,815**	**207,815**	**(4,452)**	**203,363**
Balance at June 30, 2010	**384,884,379**	**5,000,000**	**4,133,318**	**500**	**198,869**	**(2,782,056)**	**1,550,631**	**99,330**	**1,649,961**

[1] Revaluation and other reserves comprise share-based payment reserves and asset revaluation reserves. The foreign exchange differences arising on translation of foreign subsidiaries have been transferred to profit or loss during the current year.

The accompanying notes are an integral part of these consolidated financial statements.

DRDGOLD Limited
CONSOLIDATED STATEMENT OF CASH FLOWS
for the year ended June 30, 2010

	Note	2010 R'000	2009 R'000	2008 R'000
CASH FLOWS FROM OPERATING ACTIVITIES				
Cash received from sales of precious metals		**1,990,522**	1,910,738	1,933,147
Cash paid to suppliers and employees		**(1,942,786)**	(1,745,805)	(1,728,030)
Cash generated by operations	28	**47,736**	164,933	205,117
Finance income		**23,436**	88,964	46,859
Dividends received		**-**	4,829	4,074
Finance expenses		**(4,862)**	(3,605)	(35,528)
Income tax paid		**(12,698)**	(46,889)	(37,902)
Net cash inflow from operating activities		**53,612**	208,232	182,620
CASH FLOWS FROM INVESTING ACTIVITIES				
Purchase of investments		**(5,674)**	(6,049)	(26,539)
Proceeds on sale of investments		**-**	47,467	19,225
Additions to property, plant and equipment		**(194,018)**	(345,132)	(286,664)
Proceeds on disposal of property, plant and equipment		**13,873**	10,816	10,054
Cash flow on acquisition/disposal of subsidiaries, net of cash	29	**(40,396)**	(277,821)	(121,761)
Cash flow on disposal/acquisition of joint ventures, net of cash	30	**(166)**	(20,000)	1,936,726
Cash flow on acquisition of associate	31	**-**	(2,700)	-
Net cash (outflow)/inflow from investing activities		**(226,381)**	(593,419)	1,531,041
CASH FLOWS FROM FINANCING ACTIVITIES				
Proceeds from the issue of shares		**30,881**	6,707	30,329
Advances of loans and borrowings		**-**	-	24,864
Repayments of loans and borrowings		**(2,101)**	(54,438)	(819,916)
Share issue expenses		**(2,043)**	(433)	(1,219)
Dividends paid		**(18,954)**	(37,658)	-
Capital distribution to non-controlling interest		**-**	-	(74,080)
Net cash inflow/(outflow) from financing activities		**7,783**	(85,822)	(840,022)
NET (DECREASE)/ INCREASE IN				
CASH AND CASH EQUIVALENTS		**(164,986)**	(471,009)	873,639
Cash and cash equivalents at beginning of the year		**352,731**	845,587	(12,429)
Foreign exchange movements		**407**	(21,847)	(15,623)
Cash and cash equivalents at the end of the year	32	**188,152**	352,731	845,587

The accompanying notes are an integral part of these consolidated financial statements.

NOTES TO THE ANNUAL FINANCIAL STATEMENTS
for the year ended June 30, 2010

1. ACCOUNTING POLICIES

DRDGOLD Limited ('the company') is a company domiciled in South Africa. The consolidated financial statements of the company for the year ended June 30, 2010 comprise the company and its subsidiaries, together referred to as the group and its interests in associates and jointly controlled entities.

STATEMENT OF COMPLIANCE

The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS) and its interpretations adopted by the International Accounting Standards Board (IASB).

The financial statements were approved by the Board of Directors on September 16, 2010.

BASIS OF MEASUREMENT

The financial statements are prepared on the historical cost basis, unless otherwise stated.

FUNCTIONAL AND PRESENTATION CURRENCY

The consolidated financial statements are presented in South African Rands, which is the company's functional currency. All financial information presented in South African Rands has been rounded to the nearest thousand.

USE OF ESTIMATES AND JUDGMENTS

The preparation of financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the reporting amounts of assets and liabilities and disclosure of contingent assets and liabilities at the reporting date and the reported amounts of revenues and expenses during the reporting period. The determination of estimates requires the exercise of judgment based on various assumptions and other factors such as historical experience, current and expected economic conditions, and in some cases actuarial techniques. Actual results could differ from those estimates.

The estimates and underlying assumptions are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable in the circumstances. Revisions to accounting estimates are recognized in the period in which the estimates are revised if the revision affects only that period, or in the period of the revision and future periods, if the revision affects both current and future periods.

The judgments that management has applied in the application of accounting policies, and the estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are discussed below.

(a) Recoverable amounts of mining assets and depreciation

The recoverable amount of mining assets is generally determined utilizing discounted future cash flows. Management also considers such factors as the market capitalization of the group, the quality of the individual ore body and country risk in determining the recoverable amount. During the year under review, the group calculated recoverable amounts based on updated life-of-mine business plans, a gold price of R311,636 per kilogram (2009: R270,000 per kilogram) in year one escalating at 5.8% (2009: 7.42%) per annum, and a discount rate of 13.7% (2009: 12.5%). At a 10% lower gold price received of R280,472 per kilogram, an impairment of R731.6 million would be raised and at a 0.6 percentage point (4%) increase in the discount rate to 14.3%, the group would start impairment of the mining assets (refer note 10).

The calculation of unit-of-production rate of depreciation could be affected to the extent that actual production in the future is different from current forecast production based on proved and probable Ore Reserves. This would generally arise when there are significant changes in any of the factors or assumption used in estimating Ore Reserves. Factors could include:

- changes in proved and probable Ore Reserves
- the grade of Ore Reserves may vary significantly from time to time;
- differences between actual commodity prices and commodity price assumptions;
- unforeseen operational issues at mine sites;
- changes in capital, operating, mining processing and reclamation costs, discount rates and foreign exchange rates; and
- changes in Ore Reserves could similarly affect the useful lives of assets depreciated on straight-line basis, where those lives are limited to the life of the mine.

1. ACCOUNTING POLICIES *(continued)*

USE OF ESTIMATES AND JUDGMENTS *(continued)*

(b) Valuation of financial instruments

If the value of the financial instrument cannot be obtained from an active market, the group has established fair value by using valuation techniques. These include the use of recent arm's length transactions, reference to other instruments that are substantially the same, discounted cash flow analysis and option pricing models, refined to reflect the issuer's specific circumstances.

(c) Estimate of exposure and liabilities with regard to rehabilitation costs

Estimated provisions for environmental rehabilitation, comprising pollution control rehabilitation and mine closure, are based on the group's environmental management plans in compliance with current technological, environmental and regulatory requirements. An average discount rate of 8.95%, average inflation rate of 5.76% and expected life of mines according to the life-of-mine plans were utilized in the calculation of the estimated net present value of the rehabilitation liability (2009: discount rate of 8.25% and inflation rate of 5.7%) (refer note 19).

(d) Estimate of post retirement medical liability

An actuarial valuation is carried out every three years. Assumptions used to determine the liability include a discount rate, health cost inflation rate, real discount rate, retirement age, spouse age gap, continuation at retirement and proportion married at retirement (refer note 20).

(e) Estimate of taxation

The group is subject to income tax in numerous jurisdictions. Significant judgment is required in determining the provision for income taxes. There are many transactions and calculations for which the ultimate tax determination is uncertain during the ordinary course of business. The group recognizes liabilities for anticipated tax issues based on estimates of whether additional taxes will be due. Where the final tax outcome of these matters is different from the amounts that were initially recorded, such differences will have an impact on the income tax and deferred tax provisions in the period in which such determination is made.

(f) Fair value of share-based compensation

The fair value of options granted is determined using the Black-Scholes option pricing model. The significant inputs into the model are: vesting period and conditions, risk-free interest rate, volatility and price of grant. (Refer to note 20 for detail on the share option scheme.)

(g) Gold in process

Gold in process in certain plants is estimated based on the best estimate of the metallurgist of the gold content and grade thereof.

(h) Assessment of contingencies

Contingencies will realize only when one or more future events occur or fail to occur. The exercise of significant judgment and estimates of the outcome of future events are required during the assessment of the impact of such contingencies.

(i) Ore Reserves estimate

At the end of each financial year, the estimate of proved and probable Ore Reserves is updated. Depreciation of mining assets is prospectively adjusted, based on these changes.

Ore Reserves are estimates of the amount of product that can be economically and legally extracted from the group's properties. In order to calculate Ore Reserves, estimates and assumptions are required about a range of geological, technical and economic factors, including but not limited to quantities, grades, production techniques, recovery rates, production costs, transport costs, commodity demand, commodity prices and exchange rates.

1. ACCOUNTING POLICIES *(continued)*

USE OF ESTIMATES AND JUDGMENTS *(continued)*

(i) Ore Reserves estimate *(continued)*

Estimating the quantity and/or grade of Ore Reserves requires the size, shape and depth of ore bodies to be determined by analyzing geological data such as the logging and assaying of drill samples. This process may require complex and difficult geological judgments and calculations to interpret the data.

Because the economic assumptions used to estimate Ore Reserves change from period to period and because additional geological data is generated during the course of operations, estimates of Ore Reserves may change from period to period. Changes in reported Ore Reserves may affect the group's financial results and financial position in a number of ways and including the following:

- Asset carrying values may be affected due to changes in estimated future cash flows;
- Depreciation, depletion and amortization charges in the profit or loss may change where such charges are determined by the units-of-production method, or where the useful economic lives of assets change;
- Decommissioning, site restoration and environmental provisions may change where changes in estimated Ore Reserves affect expectations about the timing or cost of these activities; and
- The carrying value of deferred tax assets may change due to changes in estimates of the likely recovery of the tax benefits.

These adjustments are made prospectively where relevant.

(j) Estimate of deferred taxation

The amount recognized as a deferred tax asset is generally determined utilizing discounted future cash flows similar to estimates used in the calculation of depreciation and rehabilitation liabilities. Management considers all factors that could possibly affect the probability that future taxable profit will be available against which unused tax credits can be utilized. These factors include profitability of the operations and a higher gold price. The amount recognized as a deferred tax asset is sensitive to the current gold spot price. The amount recognized at June 30, 2010 is based on a future gold price received of R311,636 per kilogram (2009: R270,000 per kilogram) in year one, escalating at an average of 5.8% (2009: 7.42%) per year. At a 10% lower gold price received of R280,472 per kilogram (2009: R243,000 per kilogram), the deferred tax asset will reduce by Rnil (2009: R140.8 million). Ergo is still a new project; however its performance for the current year has improved from the prior year and is expected to be sustainable in the foreseeable future. Should Ergo's performance not be sustainable, it could impact the relating deferred tax asset negatively.

The group provides for deferred tax using the maximum tax rates which could apply to temporary differences. However if the effective tax rates, resulting from the income tax formula for mining income, were used based on forecasts per individual entity, the net deferred tax liability would be R20.8 million (2009: R35.4 million).

If the effective tax rates were used based on forecasts per individual entity the deferred tax movement in profit or loss would amount to R14.6 million (2009: R85.7 million) expense.

SIGNIFICANT ACCOUNTING POLICIES

The accounting policies set out below have been applied consistently by all entities in the group to all period presented, except as explained below under 'New standards, interpretations and amendments to standards and interpretations adopted.'

New standards, interpretations and amendments to standards and interpretations adopted

The group adopted the following new standards, amendments to standards and interpretations which are applicable to the group:

IFRS 2 amendment – Share-based Payments: Vesting Conditions and Cancellations
IAS 23 – Borrowing Costs
IFRS 7 amendment – Improving Disclosure about Financial Instruments
IFRS 3 – Business Combinations
IAS 27 amendment – Consolidated and Separate Financial Statements
IFRS 5 amendment – Non-current Assets Held for Sale and Discontinued Operations
IFRIC 17 – Distribution of Non-cash Assets to Owners

1. ACCOUNTING POLICIES ***(continued)***

IFRS 2 amendment – Share-based Payments: Vesting Conditions and Cancellations

The group adopted IFRS 2 amendment – Share-based Payments: Vesting Conditions and Cancellations as of July 1, 2009. The amendment to the standard requires that in determining the grant date fair value of the equity instrument all non-vesting conditions should be taken into account. Vesting conditions are limited to service and performance conditions. All other conditions are considered non-vesting. Where the company or counter party can choose to meet non-vesting condition, failure to meet such conditions is treated as a cancellation. These are clarifying amendments which did not have any effect on the financial position or performance of the group.

IAS 23 – Borrowing Costs

The group adopted IAS 23 – Borrowing Costs as of July 1, 2009. The amendment to the standard requires that borrowing costs relating to qualifying assets to be capitalized. The amendment did not have any effect on the financial position or performance of the group, as the policy in the past was also to capitalize borrowing costs.

IFRS 7 amendment – Improving Disclosure about Financial Instruments

The group adopted IFRS 7 amendment – Improving Disclosure about Financial Instruments as of July 1, 2009. These amendments enhanced disclosures about fair value measurements and liquidity risk. These have been made to address application issues and provide useful information to users. These amendments did not have any effect on the financial position or performance of the group, however, additional disclosure have been made in the financial instruments in note 24 in accordance with the additional disclosure requirements.

IFRS 3 – Business Combinations

The group adopted IFRS 3 – Business Combinations as of July 1, 2009. The revised standard supersedes the previous standard and provides guidance for applying the acquisition method, for example recognition of the non-controlling interest, and is to be applied prospectively. Due to the changes only being required prospectively, these amendments did not have any effect on the financial position or performance of the group relating to comparative numbers.

IAS 27 amendment – Consolidated and Separate Financial Statements

The group adopted IAS 27 amendment – Consolidated and Separate Financial Statements as of July 1, 2009. These amendments require losses to be allocated to non-controlling interests. It introduces the term non-controlling interest and states that changes in a parent's interest in a subsidiary which doesn't lead to the loss of control is recorded as a transaction with equity owners in their capacity as equity owners and no profit or loss is recognized. When control is lost the gain or loss is recognized in profit or loss and any remaining interest is recorded at the fair value on the transaction date. The standard requires retrospective application of the amendments with certain exceptions. These amendments did not have any effect on the financial position or performance of the group due to the group qualifying for the exceptions for transactions attributable to the period before 1 July 2009. The exemptions being for allocation of losses to non-controlling interest resulting in a deficit, accounting for changes in ownership interests after control has been obtained and for restating the carrying amounts of subsidiaries after loss of control. Therefore, transactions included in the ambit of the standard, entered into from 1 July 2009 onwards, have been recognized in-line with the new requirements.

IFRS 5 amendment – Non-current Assets Held for Sale and Discontinued Operations

The group adopted IFRS 5 amendment – Non-current Assets Held for Sale and Discontinued Operations as of July 1, 2009. The amendment requires an entity which is committed to a sale plan involving loss of control of a subsidiary to classify all the assets and liabilities of that subsidiary as held for sale when the criteria for classification as held for sale are met, regardless of whether the entity will retain a non-controlling interest in its former subsidiary after the sale. These amendments did not have any effect on the financial position or performance of the group.

IFRIC 17 – Distribution of Non-cash Assets to Owners

The group adopted IFRIC 17 – Distribution of Non-cash Assets to Owners as of July 1, 2009. The interpretation addresses the following issues when a non-current asset is distributed to shareholders: the timing and the recognition of the liability, the value of the liability and how any difference between the carrying amount of the non-current asset distributed and the value of the distribution should be treated. The interpretation did not have any effect on the financial position or performance of the group.

1. ACCOUNTING POLICIES *(continued)*

New accounting standards and IFRIC interpretations

Certain new accounting standards and International Financial Reporting Interpretations Committee (IFRIC) interpretations have been published that have various effective dates. These new standards and interpretations have not been early adopted by the group and a reliable estimate of the impact of the adoption thereof for the group cannot yet be determined for all of them, as management is still in the process of determining the impact of these standards and interpretations on future financial statements.

At the date of authorization of these financial statements, the following standards and interpretations were in issue but not yet effective such that they could have bearing on the group and the group expects to adopt the standards and interpretations when effective:

Standards / interpretation		**Effective date**
Various	Improvements to IFRSs 2009 (excluding IFRS 2 Share-based Payment; IAS 38 Intangible Assets - Additional consequential amendments arising from revised IFRS 3 and measuring the fair value of an intangible asset acquired in a business combination; IFRIC 9 Reassessment of Embedded Derivatives; IFRIC 16 Hedges of a Net Investment in a Foreign Operation)	Annual periods commencing on or after January 1, 2010[1]
IFRS 2 amendment	Group Cash-settled Share-based Payment Transactions (withdrawal of IFRIC 8 and IFRIC 1)	Annual periods commencing on or after January 1, 2010[1]
IAS 32 amendment	IAS 32 Financial Instruments: Presentation: Classification of Rights Issues	Annual periods commencing on or after February 1, 2010[1]
IFRIC 19	Extinguishing Financial Liabilities with Equity Instruments	Annual periods commencing on or after July 1, 2010[1]
Revised IAS 24	Related Party Disclosures	Annual periods commencing on or after January 1, 2011[1]
IFRIC 14 amendment	Prepayments of a Minimum Funding Requirement	Annual periods commencing on or after January 1, 2011[1]
IFRS 9	Financial Instruments	Annual periods commencing on or after January 1, 2013[1]

(1) The impact is not known or estimable.

Each of these standards and interpretations is described briefly below:

IFRS 2 amendment – Group Cash-settled Share-based Payment Transactions

IFRIC 8 and IFRIC 11 are incorporated into IFRS 2 and withdrawn. The amendments modify the definitions of a share-based payment arrangement, share-based payment transaction, equity-settled share-based payment transaction and cash-settled share-based payment transaction.

An entity receiving goods or services (“receiving entity”) in either an equity-settled or a cash-settled share-based payment transaction is required to account for the transaction in its separate or individual financial statements. This principle even applies if another group entity or shareholder settles the transaction (“settling entity”) and the receiving entity has no obligation to settle the payment. Previously IFRS 2 had explicit requirements to attribute transactions settled by a parent or shareholder only if those transactions were equity-settled.

1. ACCOUNTING POLICIES *(continued)*

New accounting standards and IFRIC interpretations *(continued)*

IAS 32 - Financial Instruments: Presentation: Classification of Rights Issues

IAS 32 states that a derivative instrument relating to an entity's own equity instruments is classified as equity only if it results in the exchange of a fixed number of equity instruments for a fixed amount of cash or another financial asset. In 2005, the IFRIC concluded that if an equity conversion option in a convertible bond was denominated in a foreign currency, the amount of cash receivable in the functional currency on conversion would be variable. Consequently, the conversion option was a derivative liability that should be measured at its fair value with changes in fair value included in profit or loss.

The amendment requires that rights, options or warrants to acquire a fixed number of the entity's own equity instruments for a fixed amount of any currency are equity instruments if the entity offers the rights, options or warrants *pro rata* to all of its existing owners of the same class of its own non-derivative equity instruments.

IFRIC 19 - Extinguishing Financial Liabilities with Equity Instruments

The interpretation applies to the accounting by the debtor in a debt for equity swap transaction, except for:

- Transactions where the creditor is a shareholder and acting in that capacity;
- Transactions where the two entities are under common control before and after the transaction and the substance of the transaction includes an equity contribution / distribution; and
- The debt for equity swap is in accordance with the original terms of the financial liability.

IAS 39, paragraph 41, requires that an entity recognize in profit or loss the difference between the carrying amount of the financial liability extinguished and the consideration paid. The interpretation clarifies that equity instruments issued to a creditor to extinguish all or part of a financial liability in a debt for equity swap would be "consideration paid" in accordance with IAS 39 paragraph 41.

Revised IAS 24 – Related party disclosures

The changes introduced in the revised IAS 24, include amendments to the definition of a related party and related party disclosure requirements for government-related entities.

IFRIC 14 – Prepayments of a Minimum Funding Requirement

The amendment is intended to address the accounting treatment for prepayments made when there is also a minimum funding requirement (MFR). Currently IFRIC 14 states that a surplus in a plan, is not regarded as an economic benefit available as a reduction in future contribution if the future minimum funding contribution required, in respect of future accrual of benefits, exceeds the future service costs. Therefore, under the current IFRIC 14, a prepayment would be recognized as an expense.

Under the amended IFRIC 14 such a prepayment would be recognized as an asset, on the basis that the entity has a future economic benefit from the prepayment in the form of reduced cash outflows in future years in which MFR contributions would be required.

IFRS 9 – Financial Instruments

IFRS 9 deals with classification and measurement of financial assets and will replace the relevant sections of IAS 39.

Classification

The standard requires that financial assets be classified as either measured at:

- amortized cost; or
- fair value

A financial asset is measured at amortized cost if:

- the objective of the business model is to hold assets in order to collect contractual cash flows, and
- the contractual terms give rise, on specified dates, to cash flows that are solely payments of principal and interest on the principal outstanding.

1. ACCOUNTING POLICIES *(continued)*

New accounting standards and IFRIC interpretations *(continued)*

IFRS 9 – Financial Instruments (continued)

All other financial assets are measured at fair value, with fair value changes recognized in profit or loss. The standard eliminates the existing IAS 39 categories of held to maturity, available for sale and loans and receivables. Classification takes place on initial recognition and subsequent changes are expected to be rare and subject to certain conditions. Embedded derivatives are no longer separated from hybrid contracts that have a financial asset host. Instead, the entire hybrid contract is assessed for classification using the principles above. IAS 39 continues to apply to derivatives embedded in financial liabilities.

Fair value options
An entity may designate a financial instrument on initial recognition as measured at fair value through profit or loss only if it eliminates or significantly reduces a measurement or recognition inconsistency ("accounting mismatch").

Investments in Equity Instruments
Investments in equity instruments are generally measured at fair value with gains and losses recognized in profit or loss. For an investment in an equity instrument that is not held for trading, an entity may on initial recognition elect to present all fair value changes from the investment in other comprehensive income (OCI). No amount recognized in OCI is ever reclassified to profit or loss at a later date. Dividends on such investments are recognized in profit or loss, rather than OCI, in accordance with IAS 18 *Revenue* unless they clearly represent a recovery of the cost of the investment.

IFRS 9 eliminates the exception in IAS 39 that allows investments in unquoted equity instruments, and related derivatives, for which a fair value cannot be determined reliably, to be measured at cost. These instruments are now measured at fair value although the standard notes that in some limited circumstances cost may be an appropriate estimate of fair value. The guidance in IAS 39 on impairments of financial assets and on hedge accounting continues to apply. However, as a result of the simplified classification requirements, the numerous impairment methods in IAS 39 have been reduced to a single impairment method.

BASIS OF CONSOLIDATION

Subsidiaries

Subsidiaries are entities controlled by the group. Control exists when the group has the power, directly or indirectly, to govern the financial and operating policies of an entity so as to obtain benefits from its activities. In assessing control, potential voting rights that are currently exercisable or convertible, are taken into account. The financial statements of subsidiaries are included in the consolidated financial statements from the date that control commences until the date that control ceases.

Changes in the group's interest in a subsidiary which does not lead to loss of control is recorded as a transaction with equity owners in their capacity as equity owners and no profit or loss is recognized. Subsequent changes to an exercise price of an option or forward price forming part of the aforementioned transaction is recognized in profit or loss. When control is lost, the gain or loss is recognized in profit or loss and any remaining interest is recorded at the fair value on the transaction date, which is deemed to be the cost price, and depending on the nature of the remaining investment is either recognized as an associate, joint venture or as a financial instrument.

Subsidiaries with a year-end on a date other than June 30, are included in the consolidated financial statements using the most recent financial results with no more than a three-month difference if it is impracticable to prepare financial statements at the group reporting date. Adjustments are made for material transactions and events between the group and subsidiary in the intervening period.

The accounting policies of subsidiaries have been changed where necessary to align them with the policies adopted by the group.

Special purpose entities

The group has established a special purpose entity for investment purposes. The group has a direct shareholding in the entity. A special purpose entity is consolidated if, based on evaluation of the substance of its relationship with the group and the special purpose entity's risks and rewards, the group concludes that it controls the special purpose entity. The special purpose entity controlled by the group was established under terms that impose strict limitations on the decision-making powers of the special purpose entity's management and that result in the group receiving the majority of the benefits related to the special purpose entity's operations and net assets, being exposed to the majority of risks incident to the special purpose entity's activities, and retaining the majority of the residual or ownership risks relating to the special purpose entity or its assets.

1. ACCOUNTING POLICIES *(continued)*

BASIS OF CONSOLIDATION (continued)

Associates

Associates are those entities in which the group has significant influence, but not control, over the financial and operating policies. Significant influence is presumed to exist when the group holds between 20% and 50% of the voting power of another entity. Associates are accounted for using the equity method and are initially recognized at cost. The group's investment in associates includes goodwill identified on acquisition and is presented net of any accumulated impairment losses. The consolidated financial statements include the group's share of the total recognized income and expenses and equity movements of associates, after adjustments to align the accounting policies with those of the group, from the date that significant influence commences until the date that significant influence ceases.

When the group's share of losses exceeds its interest in an associate, the group's carrying amount is reduced to nil and recognition of further losses is discontinued except to the extent that the group has incurred legal or constructive obligations or made payments on behalf of an associate.

Joint ventures

Joint ventures (jointly controlled entities) are those entities for which the group has joint control over their activities. They are established by contractual agreement and require unanimous consent for strategic financial and operating decisions. The consolidated financial statements include the group's proportionate share of the entities' assets, liabilities, revenue and expenses, with items of a similar nature on a line-by-line basis, from the date that joint control commences until the date that joint control ceases.

Transactions eliminated on consolidation

Intra-group balances, transactions and any unrealized gains and losses or income and expenses arising from intra-group transactions, are eliminated in preparing the consolidated financial statements. Unrealized gains arising from transactions with associates and jointly controlled entities are eliminated to the extent of the group's interest in the entity. Unrealized losses are eliminated in the same way as unrealized gains, but only to the extent that there is no evidence of impairment.

FOREIGN CURRENCY

Functional currency

The functional currency is the currency of the primary economic environment in which the entity operates. This is determined by all companies in the group after analyzing all sources and influences of various currencies on their respective financial position and performance, in order to establish the currency with the most dominant influence as its functional currency.

Each entity in the group has determined its own functional currency in accordance with the above process. The functional currency of the company is the South African Rand.

Foreign currency transactions

Transactions in foreign currencies undertaken by group entities are translated at the foreign exchange rates ruling at the dates of these transactions. Monetary assets and liabilities denominated in foreign currencies at the reporting date are translated to the functional currency at the foreign exchange rate ruling at that date. Non-monetary assets and liabilities that are measured in terms of historical cost in a foreign currency are translated using the exchange rate at the date of the transaction. Non-monetary assets and liabilities denominated in foreign currencies, measured at fair value, are translated at foreign exchange rates ruling at the date that the fair value was determined. Foreign exchange differences arising on translation are recognized in profit and loss, except for differences arising on the translation of available-for-sale equity instruments or a financial liability designated as a hedge of the net investment in a foreign operation, which are recognized directly in other comprehensive income.

1. ACCOUNTING POLICIES *(continued)*

FOREIGN CURRENCY (continued)

Foreign operations

The assets and liabilities of foreign operations, including goodwill and fair value adjustments arising on acquisition, are translated into South African Rands at the foreign exchange rates ruling at the reporting date. The revenues and expenses of foreign operations are translated to South African Rands at rates approximating the foreign exchange rates ruling at the dates of the transactions. Foreign exchange differences arising on retranslation are recognized in other comprehensive income and presented within equity in the foreign currency translation reserve. When a foreign operation is disposed of, the relevant amount in the foreign currency translation reserve is transferred to profit or loss as part of the profit or loss on disposal. On partial disposal of a subsidiary that includes a foreign operation, the relevant portion of such cumulative amount is reattributed to non-controlling interests.

Net investment in foreign operations

Foreign exchange gains and losses arising from a monetary item receivable from or payable to a foreign operation, the settlement of which is neither planned nor likely in the foreseeable future, are considered to form part of a net investment in a foreign operation and are recognized in other comprehensive income and presented within equity in the foreign currency translation reserve in the consolidated financial statements.

FINANCIAL INSTRUMENTS

Financial instruments recognized in the statement of financial position include investments, available-for-sale financial instruments, trade and other receivables, cash and cash equivalents, long- and short-term interest-bearing borrowings, trade and other payables and bank overdrafts. Financial instruments are initially recognized at fair value and include any directly attributable transaction costs, except those financial instruments measured at fair value through profit or loss. Subsequent to initial recognition, financial instruments are measured as described below.

Financial assets and liabilities are off-set and the net amount presented in the statement of financial position when, and only when, the company has the legal right to off-set the amounts and intends either to settle on a net basis or to realize the assets and settle the liabilities simultaneously.

Loans and receivables

Loans and receivables (which includes trade and other receivables) are measured at amortized cost using the effective interest method, less any impairment losses.

Available-for-sale financial assets

The group's investments in equity securities and certain debt securities are classified as available-for-sale financial assets. Subsequent to initial recognition, they are measured at fair value and changes therein, other than impairment losses and foreign exchange gains and losses on available-for-sale monetary items are recognized in other comprehensive income and presented within equity in the revaluation and other reserves. When an investment is derecognized, the cumulative gain or loss in other comprehensive income is transferred to profit or loss.

Cash and cash equivalents

Cash and cash equivalents comprise cash on hand, demand deposits, and highly liquid investments with an original maturity of three months or less. Subsequent to initial recognition, cash and cash equivalents are measured at amortized cost, which is equivalent to their fair value. Bank overdrafts that are repayable on demand and form an integral part of the group's cash management are included as a component of cash and cash equivalents for the purpose of the statement of cash flows.

Interest-bearing borrowings

Interest-bearing borrowings (including the preference share liabilities) are subsequently measured at amortized cost with any difference between the initial amount and the redemption value being recognized in profit or loss over the period of the borrowings on an effective interest basis. If the group revises its estimates of payments, the carrying amount of the liability is adjusted to reflect actual and revised estimated cash flows. The carrying amount is recalculated by computing the current value of estimated future cash flows at the liability's original effective interest rate. The adjustment is recognized as income or expense in profit or loss.

1. ACCOUNTING POLICIES *(continued)*

FINANCIAL INSTRUMENTS *(continued)*

Trade and other payables

Subsequent to initial recognition, trade and other payables are measured at amortized cost, using the effective interest rate method.

PROPERTY, PLANT AND EQUIPMENT

Owned assets

The group's property, plant and equipment consists mainly of mining assets which comprise mining properties (including mineral rights), mine development costs, mine plant facilities and equipment and vehicles.

Development costs which are capitalized consist primarily of expenditure that gives access to proved and probable Ore Reserves. Capitalized development costs include expenditure incurred to develop new ore bodies, to define future mineralization in existing ore bodies and to expand the capacity of a mine. Mine development costs to maintain production, are expensed as incurred. Where funds have been borrowed specifically to finance a project, the amount of interest capitalized represents the actual borrowing costs incurred (refer to accounting policy on finance costs capitalized). Mine development costs include acquired proved and probable Ore Reserves at the acquisition date.

Exploration and evaluation costs, including the costs of acquiring licenses, property and qualifying borrowing costs, are capitalized as exploration assets on a project-by-project basis pending determination of the technical feasibility and commercial viability of the project. The capitalized costs are presented as tangible assets according to the nature of the assets acquired. When a license is relinquished or a project is abandoned, the related costs are recognized in profit or loss immediately. Pre-license costs are recognized in profit or loss as incurred.

Items of property, plant and equipment are measured at cost, less accumulated depreciation and accumulated impairment losses.

Cost includes expenditure that is directly attributable to the acquisition of the asset. The cost of self-constructed assets includes the cost of materials and direct labor, any other costs directly attributable to bringing an asset to a working condition for its intended use, as well as the costs of dismantling and removing an asset and restoring the site on which it was located.

Where parts of an item of property, plant and equipment, with costs that are significant in relation to the total cost of the item, have different useful lives, they are accounted for as separate items of property, plant and equipment.

Gains and losses on disposal of an item of property, plant and equipment are determined by comparing the net proceeds from disposal with the carrying amount of property, plant and equipment, and are recognized in profit or loss. When assets are sold which have been revalued on acquisition for consolidated purposes, the amounts included in the revaluation reserve are transferred to retained earnings.

Leased assets

Leases in terms of which the group assumes substantially all the risks and rewards of ownership are classified as finance leases. Upon initial recognition, the leased asset and liability are measured at amounts equal to the lower of the fair value of the leased asset and the present value of the minimum lease payments. Subsequent to initial recognition, the asset is accounted for in the same manner as owned property, plant and equipment.

Subsequent costs

The group recognizes in the carrying amount of an item of property, plant and equipment, the cost of replacing part of an item when that cost is incurred, if it is probable that the future economic benefits embodied within the part will flow to the group and the cost of the item can be measured reliably. The carrying amount of the replaced part is derecognized. All other costs are recognized in profit or loss as an expense as incurred.

1. ACCOUNTING POLICIES *(continued)*

PROPERTY, PLANT AND EQUIPMENT *(continued)*

Depreciation

Depreciation of mining properties (including mineral rights), mine development and mine plant facilities relating to underground operations are computed using the units-of-production method based on estimated proved and probable Ore Reserves, which are calculated using our life of mine business plans and a gold price at the end of each financial year. Proved and probable Ore Reserves reflect estimated quantities of economically recoverable reserves which can be recovered in the future from known mineral deposits. Exploration assets that are available for use are depreciated over their estimated useful lives. Changes in management's estimates of the quantities of the economically recoverable reserves impact depreciation on a prospective basis. The prevailing market price of gold at the end of the financial year was R208,287, R236,227 and R306,081 per kilogram for the fiscal years ended June 30, 2008, 2009 and 2010, respectively.

Other assets are depreciated using the straight-line basis over the estimated useful lives of each part of an item of property, plant and equipment. Leased assets are depreciated over the shorter of the lease term and their estimated useful lives, unless it is reasonably certain that the group will obtain ownership by the end of the lease term. Land is not depreciated.

The current estimated useful lives for the current and comparative periods are:

- mining properties – life of mine for each operation, currently between five (2009: two and 2008: three) and 27 (2009: 27 and 2008: 28) years
- mine development – life of mine for each operation, currently between five (2009: two and 2008: three) and 27 (2009: 27 and 2008: 28) years
- mine plant facilities – life of mine for each operation, currently between five (2009: two and 2008: three) and 27 (2009: 27 and 2008: 28) years
- equipment and vehicles – three to five years

The residual values, estimated useful lives and depreciation methods are re-assessed annually and adjusted if appropriate.

INTANGIBLE ASSETS

Acquisition and goodwill arising thereon

The group measures goodwill as the fair value of the consideration transferred including the recognized amount of any non-controlling interest in the acquiree, less the net recognized amount (generally fair value) of the identifiable assets acquired and liabilities assumed, all measured as of the acquisition date. In the case of a bargain purchase, the resulting gain is recognized in profit or loss on the acquisition date. Goodwill relating to equity accounted investments is included within the carrying value of the investment and tested for impairment when indicators exist.

Acquisitions of non-controlling interests are accounted for as transactions with equity holders in their capacity as equity holders and therefore no goodwill is recognized as a result of such transactions.

Goodwill relating to subsidiaries is tested annually for impairment and measured at cost less accumulated impairment losses. Gains and losses on the disposal of an entity include the carrying amount of goodwill relating to the entity sold. Goodwill is allocated to cash-generating units for the purposes of impairment testing.

IMPAIRMENT

Financial assets

A financial asset is assessed at each reporting date to determine whether there is any objective evidence that it is impaired. A financial asset is considered to be impaired if objective evidence indicates that one or more events have had a negative effect on the estimated future cash flows of that asset.

Financial assets measured at amortized cost

An impairment loss in respect of a financial asset measured at amortized cost is calculated as the difference between its carrying amount and the present value of the estimated future cash flows discounted at the original effective interest rate, that is, the effective interest rate computed at initial recognition of these financial assets.

1. ACCOUNTING POLICIES *(continued)*

IMPAIRMENT *(continued)*

Available-for-sale financial assets

An impairment loss in respect of an available-for-sale financial asset is calculated by reference to its fair value. When a decline in the fair value of an available-for-sale financial asset has been recognized directly in other comprehensive income, and there is objective evidence that the asset is impaired, the cumulative loss that had been recognized in other comprehensive income is recognized in profit or loss even though the financial asset has not been derecognized. The amount of the cumulative loss that is recognized in profit or loss is the difference between the acquisition cost and current fair value, less any impairment loss on that financial asset previously recognized in profit or loss. Financial assets that are individually significant are tested for impairment on an individual basis. The remaining financial assets are assessed collectively in groups that share similar credit risk characteristics. All impairment losses are recognized in profit or loss.

An impairment loss is reversed if the reversal can be related objectively to an event occurring after the impairment loss was recognized. For financial assets measured at amortized cost and available-for-sale financial assets that are debt securities, the reversal is recognized in profit or loss. For available-for-sale financial assets that are equity securities, the reversal is recognized in other comprehensive income.

Non-financial assets

The carrying amounts of the group's assets, other than inventories and deferred tax assets are reviewed at each reporting date to determine whether there is any indication of impairment. If any such indication exists, the asset's recoverable amount is estimated.

The recoverable amount of an asset or cash-generating unit is the greater of its value in use and its fair value less costs to sell. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. Future cash flows are estimated based on quantities of recoverable minerals, expected gold prices, production levels and cash costs of production, all based on life of mine business plans. The term "recoverable minerals" means proved and probable Ore Reserves which are calculated using our life of mine business plans and a gold price at the end of each financial year. The prevailing market price of gold at the end of the financial year was R208,287, R236,227 and R306,081 per kilogram for the fiscal years ended June 30, 2008, 2009 and 2010, respectively. For purposes of impairment testing, assets are grouped together into the smallest group of assets which generates cash flows from continuing use that is largely independent of the cash inflows of other assets or groups of assets ('cash-generating units').

An impairment loss is recognized directly against the carrying amount of the asset whenever the carrying amount of an asset, or its cash generating unit, exceeds its recoverable amount. Impairment losses are recognized in profit or loss. Impairment losses recognized in respect of cash-generating units are allocated to the carrying amounts of the assets in the unit (group of units) on a *pro rata* basis. Impairment losses recognized in prior periods are assessed at each reporting date for any indications that the loss has decreased or no longer exists. An impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount. An impairment loss is reversed only to the extent that the asset's carrying amount does not exceed the carrying amount that would have been determined, net of depreciation, if no impairment loss had been recognized.

Exploration assets

Exploration assets are assessed for impairment if facts and circumstances suggest that the carrying amount exceeds the recoverable amount. For purposes of impairment testing, exploration assets are allocated to cash generating units consistent with the determination of reportable segments. The technical feasibility and commercial viability of extracting an Ore Reserve is considered to be determinable when proven reserves are determined to exist. Upon determination of proven reserves, exploration assets attributable to those reserves are first tested for impairment and then reclassified from exploration assets to a separate category within tangible assets. Expenditure deemed to be unsuccessful is recognized in profit or loss immediately.

INVENTORIES

Gold in process is stated at the lower of cost and net realizable value. Costs are assigned to gold in process on a weighted average cost basis. Costs comprise all costs incurred to the stage immediately prior to smelting, including costs of extraction and processing as they are reliably measurable at that point. Selling, refining and general administration costs are excluded from inventory valuation. Net realizable value is the estimated selling price in the ordinary course of business, less the estimated costs of completion and selling expenses.

Consumable stores are stated at the lower of cost and net realizable value. Cost of consumables is based on the weighted average cost principle and includes expenditure incurred in acquiring inventories and bringing them to their existing location and condition.

1. ACCOUNTING POLICIES *(continued)*

INVENTORIES *(continued)*

Bullion is stated at the lower of cost and net realizable value. Net realizable value is the estimated selling price in the ordinary course of business, less the estimated cost of completion and selling expenses.

TAXATION

Income tax expense comprises current and deferred tax. Income tax is recognized in profit or loss except to the extent that it relates to a business combination, or to items recognized directly in equity or other comprehensive income.

Current taxation

Current taxation is the expected tax payable on the taxable income for the year, using tax rates enacted, or substantively enacted, at the reporting date and any adjustment to tax payable in respect of previous years.

Deferred taxation

Deferred taxation is recognized in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Deferred tax is not recognized for the following temporary differences: the initial recognition of assets or liabilities in a transaction that is not a business combination and that affects neither accounting nor taxable profit, and differences relating to investments in subsidiaries and jointly controlled entities to the extent that it is probable that they will not reverse in the foreseeable future. In addition, deferred tax is not recognized for taxable temporary differences arising on the initial recognition of goodwill. Deferred tax is measured at the maximum tax rates that could apply to the temporary differences, based on the expected manner of realization or settlement of the carrying amount of assets and liabilities, and based on the laws that have been enacted or substantively enacted by the reporting date.

Deferred tax assets and liabilities are offset if there is a legally enforceable right to offset current tax liabilities and assets, if these relate to income taxes levied by the same tax authority on the same taxable entity, or on different tax entities, if the company intends to settle current tax liabilities and assets on a net basis or their tax assets and liabilities will be realized simultaneously.

A deferred tax asset is recognized only to the extent that it is probable that future taxable profits will be available against which the temporary difference can be utilized. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

Additional income taxes that arise from the distribution of dividends, such as secondary tax on companies, are recognized at the same time as the liability to pay the related dividend is recognized.

SHARE CAPITAL

Ordinary share capital

Ordinary shares are classified as equity. Incremental costs directly attributable to the issue of ordinary shares are recognized as a deduction from equity, net of any tax effect.

Preference share capital

Preference share capital is classified as equity if it is non-redeemable, or redeemable only at the company's option, and any dividends are discretionary. Dividends on preference share capital classified as equity are recognized as distributions within equity. Preference share capital is classified as a liability if it is redeemable on a specific date or at the option of the shareholders, or if dividend payments are not discretionary. Dividends thereon are recognized as interest expense in profit or loss as accrued.

Dividends

Dividends are recognized as a liability in the period in which they are declared.

1. ACCOUNTING POLICIES *(continued)*

EMPLOYEE BENEFITS

Defined contribution plans

A defined contribution plan is a post-employment benefit plan under which an entity pays fixed contributions into a separate entity and has no legal or constructive obligation to pay further amounts. Pension plans, which are multi-employer plans in the nature of defined contribution plans, are funded through monthly contributions to these defined contribution plans. Obligations for contributions are recognized as an employee benefit expense in profit or loss as incurred.

Long-service benefits

The group makes long-service bonus payments (long-service awards) for certain eligible employees, under the Chamber of Mines of South Africa Long Service Award Scheme. The amount of the award is based on both the employee's skill level and years of service with gold mining companies that qualify for the scheme. The obligation is accrued over the service life of the employees and is calculated using a projected unit credit method. Any actuarial gains or losses are recognized in profit or loss in the period in which they arise.

Share-based payment transactions

The group grants share options to certain employees under an employee share plan to acquire shares of the company. The fair value of options granted is recognized as an employee expense with a corresponding increase in equity. The fair value is measured at grant date and spread over the period during which the employees become unconditionally entitled to the options. The fair value of the options granted is measured using the Black-Scholes option pricing model, taking into account the terms and conditions upon which the options were granted. The amount recognized as an expense is adjusted to reflect the actual number of share options that vest except where forfeiture is only due to market conditions such as share prices not achieving the threshold for vesting.

Post-retirement medical benefits

Post-retirement medical benefits in respect of qualifying employees are recognized as an expense over the expected remaining service lives of relevant employees and the remaining life expectancies of retirees. The group has an obligation to provide medical benefits to certain of its pensioners and dependants of ex-employees. These liabilities are provided in full, calculated on an actuarial basis and discounted using the projected unit credit method. The discount rate is the yield at the reporting date on corporate bonds that have maturity dates approximating the terms of the group's obligations and that are denominated in the same currency in which the benefits are expected to be paid. Periodic valuation of these obligations is carried out by independent actuaries using appropriate mortality tables, long-term estimates of increases in medical costs and appropriate discount rates. The fair value of any plan assets is deducted. Actuarial gains and losses are recognized immediately in profit or loss. When the calculation results in a benefit to the group, the recognized asset is limited to the net total of any unrecognized past service costs and the present value of any future refunds from the plan or reductions in future contributions to the plan.

When the benefits of a plan are improved, the portion of the increased benefit relating to past service by employees is recognized in profit or loss on a straight-line basis over the average period until the benefits become vested. To the extent that the benefits vest immediately, the expense is recognized immediately in profit or loss.

Termination benefits

Termination benefits are recognized as an expense when the group is demonstrably committed, without realistic possibility of withdrawal, to a formal detail plan to either terminate employment before the normal retirement date, or to provide termination benefits as a result of an offer made to encourage voluntary redundancy. Termination benefits for voluntary redundancies are recognized as an expense if the group has made an offer for voluntary redundancy, it is probable that the offer will be accepted, and the number of acceptances can be estimated reliably. If benefits are payable more than 12 months after the reporting period, then they are discounted to their present value.

PROVISIONS

A provision is recognized in the statement of financial position when the group has present legal or constructive obligations resulting from past events that can be estimated reliably and it is probable that an outflow of economic benefits will be required to settle the obligation. Provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and, where appropriate, the risks specific to the liability.

1. ACCOUNTING POLICIES *(continued)*

PROVISIONS (continued)

Decommissioning liabilities

The provision for decommissioning represents the cost that will arise from rectifying damage caused before production commenced. Accordingly an asset is recognized and included within mining properties. Decommissioning liabilities are measured at the present value of the expenditures expected to settle the obligation, using estimated cash flows based on current prices. The unwinding of the decommissioning obligation is included in profit or loss. Estimated future costs of decommissioning obligations are reviewed regularly and adjusted as appropriate for new circumstances or changes in law or technology. Changes in estimates are capitalized or reversed against the relevant asset. Gains or losses from the expected disposal of assets are not taken into account when determining the provision.

Restoration liabilities

The provision for restoration represents the cost of restoring site damage after the start of production. Increases in the provision are charged to profit or loss as a cost of production. Gross restoration liabilities are estimated at the present value of the expenditures expected to settle the obligation.

Rehabilitation trust funds

Annual contributions are made to dedicated rehabilitation trust funds to fund the estimated cost of rehabilitation during and at the end of the life of the relevant mine. These contributions are recognized as a right to receive reimbursement from the fund and measured at the fair value of the fund assets. Changes in the carrying value of the fund assets, other than contributions to and payments from the fund, are recognized in profit or loss.

REVENUE RECOGNITION

Gold bullion and by-products

Revenue from the sale of gold bullion and by-products is measured at the fair value of the consideration received or receivable. Revenue is recognized in profit or loss when the significant risks and rewards of ownership have been transferred to the buyer, recovery of the consideration is probable, the associated costs can be estimated reliably, there is no continuing management involvement with the goods, and the amount of revenue can be measured reliably.

Government grants

Government grants are not recognized until there is reasonable assurance that the entity will comply with the conditions attaching to them and the grant will be received. Grants that compensate the group for expenses incurred are recognized in profit or loss as a deduction against the related expense.

Finance income

Finance income includes dividends received, interest received, growth in the environmental rehabilitation trust funds, net gains on financial instruments measured at amortized cost and net foreign exchange gains, and other profits and losses arising on disposal of investments.

Dividends are recognized when the group's right to receive payment is established. Interest is recognized on a time proportion basis taking account of the principal outstanding and the effective rate to maturity on the accrual basis.

EXPENSES

Operating lease payments

Payments made under operating leases are recognized in profit or loss on a straight-line basis over the period of the lease.

Finance lease payments

Minimum lease payments are apportioned between the finance charge and the reduction of the outstanding liability. The finance charge is allocated to each period during the lease term so as to produce a constant periodic rate of interest on the remaining balance of the liability.

1. ACCOUNTING POLICIES *(continued)*

EXPENSES *(continued)*

Finance expenses

Finance expenses comprise interest payable on borrowings calculated using the effective interest method, unwinding of the discount of the provision for environmental rehabilitation, net foreign exchange losses, net losses on financial instruments measured at amortized cost, and interest on finance leases.

Finance costs capitalized

Interest on borrowings relating to the financing of qualifying major capital projects under construction is capitalized during the construction phase as part of the cost of the project. Such borrowing costs are capitalized over the period during which the asset is being acquired or constructed and borrowings have been incurred. Capitalization ceases when construction is interrupted for an extended period or when the asset is substantially complete. Other borrowing costs are expensed as incurred.

SEGMENT REPORTING

Operating segments are identified on the basis of internal reports that the group’s Chief Operating Decision Maker (CODM) reviews regularly in allocating resources to segments and in assessing their performance. The CODM for the group has been identified as the group’s Executive Committee. Reportable segments are identified based on quantitative thresholds of revenue, profit or loss, and assets. The amounts disclosed for each reportable segment are the measures reported to the CODM, which are not necessarily based on the same accounting policies as the amounts recognized in the financial statements. Aggregation of operating segments is implemented where disclosure of information enables users of the group’s financial statements to evaluate the nature and effects of the business activities in which it engages and the economic environment in which it operates, where the operating segments have characteristics so similar that they can be expected to have essentially the same future prospects and where they are similar in the following respects:

- the nature of products and services;
- the nature of the production process;
- the type or class of customer for their products and services;
- the methods used to distribute their products or provide their services; and
- if applicable, the nature of the regulatory environment.

NON-CURRENT ASSETS HELD FOR SALE AND DISCONTINUED OPERATIONS

A held-for-sale asset is classified as such if it is a non-current asset, or disposal group comprising assets and liabilities, that is expected to be recovered primarily through sale rather than through continuing use. Immediately before classification as held for sale, the assets (or components of a disposal group) are re-measured in accordance with the group's accounting policies. Thereafter, in general, the non-current assets or disposal groups are measured at the lower of carrying amount and fair value less costs to sell. Impairment losses on initial classification as held for sale are included in profit or loss, even when there is a revaluation. The same applies to gains and losses on subsequent measurement. Gains are not recognized in excess of any cumulative impairment loss. A discontinued operation in the group is a component of the group's business that represents a separate major line of business, a geographical area of operations which has been disposed of or is held for sale, or a subsidiary acquired exclusively for resale. When an operation is classified as a discontinued operation, the comparative statement of comprehensive income is restated as if the operation had been discontinued from the start of the comparative period.

EARNINGS OR LOSS PER SHARE

The group presents basic and diluted earnings per share data for its ordinary shares. Basic earnings or loss per share are calculated based on the net profit or loss after taxation for the year attributable to ordinary shareholders of the company, divided by the weighted average number of ordinary shares in issue during the year. Diluted earnings or loss per share are presented when the inclusion of ordinary shares that may be issued in the future which comprises share options granted to employees has a dilutive effect on earnings or loss per share.

	2010 R'000	2009 R'000	2008 R'000
2. REVENUE			
Revenue consists of the following principal categories:			
Gold revenue	**1,976,778**	1,870,574	1,897,723
By-product revenue	**13,744**	40,164	35,424
Total revenue	**1,990,522**	1,910,738	1,933,147
3. RESULTS FROM OPERATING ACTIVITIES INCLUDES THE FOLLOWING:			
Auditors' remuneration	**(9,859)**	(10,520)	(10,453)
Audit fees – current year	**(9,581)**	(10,246)	(10,163)
(Under)/over provision – prior year	**(278)**	(116)	161
Fees for other services	**-**	(158)	(451)
Management, technical, administrative and secretarial service fees	**(8,283)**	(12,916)	(15,760)
Staff costs			
Included in staff costs are:	**(633,301)**	(681,717)	(652,168)
Salaries and wages	**(603,210)**	(582,509)	(598,160)
Share-based payments	**(4,115)**	(7,873)	(6,591)
Retrenchment and restructuring costs	**(20,127)**	(34,922)	(11,344)
Post-retirement and other employee benefit contributions	**(5,849)**	(56,413)	(36,073)
Profit on sale of property, plant and equipment	**13,722**	10,266	10,054
Impairments	**(6,224)**	(75,138)	(110,633)
Property, plant and equipment	**12,514**	(72,438)	(116,522)
Investments in and loans to associates	**-**	(2,700)	-
Rehabilitation trust fund	**(18,738)**	-	-
Other loans	**-**	-	5,889

During the year ended June 30, 2010, the group reversed an impairment of R12.5 million against Crown's property, plant and equipment. The reversal of impairment was due to the recoverable amount (value in use) of these assets being higher than their carrying amount due to the extension of the Knights life-of-mine plan. The group recorded an impairment of R18.7 million against the West Witwatersrand Gold Mine (Pty) Limited's rehabilitation trust fund due to the transfer of the relating mining rights over the West Wits mining lease area (refer note 11).

During the year ended June 30, 2009, impairments of R53.0 million and R19.4 million were recorded against ERPM's and Crown's property, plant and equipment, respectively. The impairments were due to the recoverable amount of these assets being less than their carrying amount for ERPM due to closure of underground operations and for Crown due to restriction of deposition capacity. The Crown plant, City plant and ERPM's underground operations are separate cash-generating units. Furthermore, an impairment relating to the investment in West Wits SA (Pty) Limited amounting to R2.7 million was recognized. The impairment was due to the recoverable amount of this asset being less than its carrying amount.

During the year ended June 30, 2008, an impairment of R69.8 million was recorded against ERPM's property, plant and equipment due to unprofitable long-walls, and an impairment of R46.7 million was recorded against Emperor's property, plant and equipment. The impairments were due to the recoverable amount of these assets being less than their carrying amount.

An impairment of R3.5 million recorded during the 2007 financial year against the preference shares held by the black economic empowerment partner, Khumo Gold SPV (Pty) Limited, and R2.4 million impairment which was raised against the loan to the DRDSA Empowerment Trust, were reversed during the 2008 financial year. The reversal of these impairments was due to the recoverable amount represented by the value in use of these assets being higher than their carrying amount.

	2010	2009	2008
	R'000	R'000	R'000
3. RESULTS FROM OPERATING ACTIVITIES INCLUDES THE FOLLOWING: (continued)			
Operating leases	**(1,243)**	(2,670)	(2,635)
Mining royalty	**(1,240)**	-	-
Pumping subsidy received	**-**	9,000	12,703

4. DIRECTORS' EMOLUMENTS

	2010	2009	2008
Executive directors			
Services rendered as directors of the company			
Salaries	**(6,636)**	(6,130)	(3,994)
Bonuses	**(4,102)**	(2,907)	(1,655)
Services rendered by directors as directors of subsidiaries			
Salaries	**-**	(1,429)	-
Bonuses	**-**	(1,399)	-
End-of-contract payments	**-**	(747)	-
Non-executive directors			
Services rendered as directors of the company			
Directors fees and bonuses	**(3,023)**	(3,787)	(3,071)
Services rendered as directors as directors of subsidiaries			
Directors fees and bonuses	**-**	-	(877)
Alternate Directors			
Services rendered as directors of the company			
Salaries	**-**	-	(1,562)
Bonuses	**-**	-	(716)
Pension/provident fund contributions	**-**	-	(130)
Included in administration and general costs	**(13,761)**	(16,399)	(12,005)

5. FINANCE INCOME

	2010	2009	2008
Dividends received	**-**	4,829	4,074
Interest received	**17,704**	75,035	70,232
Net gain on financial liabilities measured at amortized cost (refer note 22)	**14,643**	62,000	-
(Loss)/profit on realization of investment	**-**	(1,873)	12,005
Profit on disposal of subsidiaries (refer note 12)	**156,749**	-	-
Profit on disposal of joint venture	**1,500**	-	-
Growth in environmental rehabilitation trust funds (refer note 11)	**9,452**	12,867	8,486
Recognition of negative goodwill on acquisition of subsidiary	**-**	53,006	-
Other finance income	**225**	127	218
	200,273	205,991	95,015

	2010	2009	2008
	R'000	R'000	R'000
6. FINANCE EXPENSES			
Interest paid on bank loans and overdrafts	**(3,687)**	(2,219)	(34,133)
Interest paid on overdue accounts	**(848)**	(865)	(787)
Realized and unrealized foreign exchange loss	**(5)**	(10,318)	(37,314)
Net loss on financial liabilities measured at amortized cost (refer note 22)	**-**	-	(83,721)
Unwinding of provision for environmental rehabilitation (refer note 19)	**(10,797)**	(9,797)	(4,735)
Unwinding of discount on financial liabilities measured at amortized cost	**(8,468)**	(18,023)	(6,394)
Other finance expenses	**(327)**	(521)	(609)
	(24,132)	(41,743)	(167,693)
7. INCOME TAX			
Mining tax	**471**	20,729	147,737
Non-mining tax	**(6,972)**	11,332	(4,026)
Secondary tax on companies	**(1,762)**	(3,617)	-
	(8,263)	28,444	143,711
Comprising:			
South African			
Current tax - current year	**(8,476)**	(43,321)	(13,272)
- prior year	**(70)**	749	-
Deferred tax	**2,045**	74,633	81,575
Secondary tax on companies	**(1,762)**	(3,617)	-
Foreign			
Current tax	**-**	-	(32,678)
Deferred tax	**-**	-	108,086
	(8,263)	28,444	143,711

In South Africa, mining tax on mining income is determined based on a formula which takes into account the profit and revenue from a gold mining company during the year. Non-mining income, which consists primarily of interest, is taxed at a standard rate of 28% (2009: 28%) (2008: 28%).

The tax rates applicable to mining and non-mining income of a gold mining company depend on whether the company has elected to be exempt from secondary tax on companies (STC). STC is a tax on dividends declared, which is payable by the company declaring the dividend. At present, the STC tax rate is equal to 10.0% (2009: 10%) (2008: 10%) of the amount of income declared as a dividend. In 1993, all existing gold mining companies had the option to elect to be exempt from STC. If the election was made, a higher tax rate would apply to both mining and non-mining income.

In 2010, 2009 and 2008, the tax rates for taxable mining and non-mining income for companies that elected the STC exemption were 43% (2009: 43%) (2008: 43%) and 35% (2009: 35%) (2008: 35%) respectively. During those same years, the tax rates for companies that did not elect the STC exemption were 34% (2009: 34%) (2008: 34%) and 28% (2009: 28%) (2008: 28%), for taxable mining and non-mining income respectively.

In 1993, the company elected not to be exempt from STC, as this would have meant that the company would be subject to normal taxation at the higher rates of 43% for mining income and 35% for non-mining income. The company, having chosen not to be subject to the STC exemption, is subject to 34% (2009: 34%) (2008: 34%) tax on mining income and 28% (2009: 28%) (2008: 28%) for non-mining income. With the exception of Crown, all of the South African subsidiaries elected not to be exempt from STC.

7. INCOME TAX *(continued)*

South African deferred tax is provided at the maximum possible mining tax rate applicable in terms of the mining tax formula to the relevant operations at either 34% or 43% (2009: 34% or 43%) (2008: 34% or 43%).

The formulae for determining the South African gold mining tax rates for both the current and prior years are:

$Y = 43 - 215/X$ (elect not to pay STC)

$Y = 34 - 170/X$ (elect to pay STC)

Where Y is the percentage rate of tax payable and X is the ratio of taxable income, net of any qualifying capital expenditure that bears to mining incomes derived, expressed as a percentage.

Each company is taxed as a separate entity and no tax set-off is allowed between the companies.

	2010	**2009**	**2008**
	R'000	**R'000**	**R'000**
Estimated unredeemed capital expenditure at year-end (available for deduction against future mining income)	**2,171,299**	1,907,048	1,395,736
Estimated tax losses at year-end (available to reduce future taxable income)	**844,903**	914,057	963,940
Estimated tax losses and unredeemed capital expenditure carried forward	**3,016,202**	2,821,105	2,359,676
Estimated future tax relief at applicable statutory rates	**991,082**	922,492	748,071

	2010	**2009**	**2008**
Tax reconciliation			
Major items causing the group's income tax provision to differ from the statutory rate were:			
Taxation (charge)/benefit on net (profit)/loss at applicable statutory rates	**(66,105)**	(25,660)	27,987
Disallowable expenditure	**(6,344)**	(22,986)	(94,659)
Exempt income	**47,967**	32,372	226,850
Additional tax expense relating to the prior year	**(70)**	(1,373)	-
Tax incentives	**2,410**	2,114	5,678
Secondary tax on companies	**(1,762)**	(3,617)	-
Temporary differences including tax losses recognized for which deferred tax assets were previously unrecognized	**15,745**	45,047	(22,145)
Other	**(104)**	2,547	-
Taxation (charge)/relief	**(8,263)**	28,444	143,711

8. PROFIT ON DISPOSAL OF DISCONTINUED OPERATIONS

The sale of Emperor's 20% interest in the Porgera Joint Venture to Barrick was completed on August 17, 2007 for a cash consideration of R1.9 billion ($255.0 million) and subsequently Emperor retired all its debt facilities, leaving the group debt- and hedge-free. Emperor's capital return to its shareholders amounting to R308.5 million ($43.9 million) was completed on September 3, 2007 and DRDGOLD received its portion of the capital return, amounting to R242.8 million ($37.7 million).

The sale of DRDGOLD's 78.72% interest in Emperor was concluded on October 22, 2007 for a total consideration of R355.8 million (A$56.0 million), drawing to a close the group's mining investment in Australasia.

On March 30, 2008 DRDGOLD disposed of its 50.25% shareholding in NetGold Services Limited (NetGold) and in exchange for its shareholding in NetGold obtained a 12.3% stake in GM Networks Limited (GoldMoney), which was sold during fiscal 2009.

	2010 R'000	2009 R'000	2008 R'000
Comparative information has been restated and re-presented to show the discontinued operations separately from the continuing operations.			
Profit on disposal of Porgera	-	-	1,052,393
Profit on disposal of Emperor	-	-	103,403
Profit on disposal of NetGold	-	-	13,414
Profit on disposal of discontinued operations	-	-	1,169,210

9. EARNINGS PER SHARE	**2010** **R'000**	**2009** **R'000**	**2008** **R'000**
Basic			
The calculation of earnings per ordinary share is based on the following:			
Basic earnings attributable to equity owners of the parent	**207,815**	129,124	996,041
Basic earnings from continuing operations attributable to equity owners of the parent	**207,815**	129,124	128,558
Weighted average number of ordinary shares in issue	**380,407,239**	376,678,974	376,023,344
Diluted			
Basic earnings attributable to equity owners of the parent	**207,815**	129,124	996,041
Dilutive effect on earnings	**-**	-	-
Diluted basic earnings	**207,815**	129,124	996,041
Reconciliation of weighted average number of ordinary shares to diluted weighted average number of ordinary shares			
Weighted average number of ordinary shares in issue	**380,407,239**	376,678,974	376,023,344
Number of staff options allocated	**221**	223,547	22,813
Diluted weighted average number of ordinary shares	**380,407,460**	376,902,521	376,046,157
Basic earnings per ordinary share (cents)	**55**	34	265
Diluted earnings per ordinary share (cents)	**55**	34	265
Basic earnings from continuing operations per ordinary share (cents)	**55**	34	34
Diluted earnings from continuing operations per ordinary share (cents)	**55**	34	34

10. PROPERTY, PLANT AND EQUIPMENT

	2010 R'000	2009 R'000
Total		
Cost	**3,191,996**	2,901,436
Opening balance	**2,901,436**	1,809,606
Acquired through purchase of subsidiaries	**131,205**	740,874
Additions	**200,405**	346,668
Borrowing costs capitalized	**32**	5,154
Disposals	**(41,082)**	(866)
Accumulated depreciation and impairment	**(1,334,350)**	(1,168,217)
Opening balance	**(1,168,217)**	(996,731)
Current depreciation	**(190,769)**	(99,217)
Reversal of impairment/(impairment)	**12,514**	(72,438)
Disposals	**12,122**	169
Carrying value	**1,857,646**	1,733,219

	2010	**2009**
	R'000	**R'000**
10. PROPERTY, PLANT AND EQUIPMENT *(continued)*		
Mining property		
Cost	**314,309**	284,800
Opening balance	**284,800**	259,313
Acquired through purchase of subsidiaries	**21,656**	-
Additions (b)	**7,853**	22,367
Borrowing costs capitalized	**-**	3,298
Disposals	**-**	(178)
Accumulated depreciation and impairment	**(159,179)**	(151,527)
Opening balance	**(151,527)**	(145,574)
Current depreciation	**(7,652)**	(5,746)
Impairment	**-**	(207)
Carrying value	**155,130**	133,273
Mine development		
Cost	**1,970,999**	1,806,500
Opening balance	**1,806,500**	902,845
Acquired through purchase of subsidiaries	**54,384**	672,140
Additions	**122,174**	231,715
Disposals	**(12,059)**	(200)
Accumulated depreciation and impairment	**(717,586)**	(614,272)
Opening balance	**(614,272)**	(513,450)
Current depreciation	**(115,373)**	(54,254)
Impairment	**-**	(46,568)
Disposals	**12 059**	-
Carrying value	**1,253,413**	1,192,228

	2010 R'000	2009 R'000
10. PROPERTY, PLANT AND EQUIPMENT *(continued)*		
Mine plant facilities		
Cost	**734,422**	679,049
Opening balance	**679,049**	547,018
Acquired through purchase of subsidiaries	**1,243**	39,925
Additions	**54,130**	92,253
Disposals	**-**	(147)
Accumulated depreciation and impairment	**(439,227)**	(386,457)
Opening balance	**(386,457)**	(324,383)
Current depreciation	**(65,284)**	(37,401)
Reversal of impairment/(impairment)	**12,514**	(24,673)
Carrying value	**295,195**	292,592
Equipment and vehicles		
Cost	**27,131**	21,557
Opening balance	**21,557**	18,301
Acquired through purchase of subsidiaries	**1,181**	-
Additions	**4,607**	3,597
Disposals	**(214)**	(341)
Accumulated depreciation and impairment	**(18,358)**	(15,961)
Opening balance	**(15,961)**	(13,324)
Current depreciation	**(2,460)**	(1,816)
Impairment	**-**	(990)
Disposals	**63**	169
Carrying value	**8,773**	5,596
Exploration Assets (a)		
Cost	**145,135**	109,530
Opening balance	**109,530**	82,129
Acquired through purchase of subsidiaries	**52,741**	28,809
Additions (b)	**11,641**	(3,264)
Borrowing cost capitalized	**32**	1,856
Disposal of interest in joint venture	**(28,809)**	-
Carrying value	**145,135**	109,530

10. PROPERTY, PLANT AND EQUIPMENT (continued)

Certain assets were encumbered as security for specified liabilities (refer note 22).

Borrowing costs are capitalized at the prime lending rate.

In assessing the recoverability of the above assets, where there are indicators of possible impairment, the estimated cash flows have been calculated using the following estimates:

- recoverable proved and probable Ore Reserves;
- gold price estimates are based on a gold price of R311,636 per kilogram of gold (US$1,204 per ounce) in year one, escalating at an average of 5.8% per annum and a base exchange rate of R8.05 = US$1.00, with the Rand weakening in future years based on the expected differential between the local South African interest rates in those years over the United States interest rates in those years.
- working cost estimates are based on current working costs per kilogram at June 30, 2010, escalated for expected South African inflationary increases of approximately 5.8% per annum; and
- capital cost estimates are based on current estimates of future development costs to mine the current proved and probable Ore Reserves, escalated for expected South African inflationary increases of approximately 5.7% per annum.

(a) Exploration assets relates to phase two of the Ergo project and include property, plant, borrowing costs and the tailings complex as well as exploration costs incurred in the feasibility studies conducted in Zimbabwe.

(b) Included in additions are rehabilitation adjustments amounting to Rnil (2009: R5.8 million) and R6.4 million (2009: credit of R3.9 million) relating to mining property and exploration assets, respectively.

	2010 R'000	2009 R'000
11. NON-CURRENT INVESTMENTS AND OTHER ASSETS		
Unlisted investments	**14,712**	9,556
Loan to DRDSA Empowerment Trust	**10,078**	10,078
Loan to Khumo Gold SPV (Pty) Ltd	**23,364**	23,364
Investments in environmental rehabilitation trust funds	**126,069**	129,682
Opening balance	**129,682**	110,766
Impairment	**(18,738)**	-
Contributions	**5,673**	6,049
Growth in environmental rehabilitation trust funds	**9,452**	12,867
Total non-current investments and other assets	**174,223**	172,680

Unlisted investments consist of:

	% Held	Number of shares	Fair value 2010 R'000	Carrying value 2010 R'000	Carrying value 2009 R'000
Rand Mutual Assurance Company	†	42,468	8	8	7
Rand Refinery Limited	4	16,157	14,704	14,704	9,549
			14,712	14,712	9,556

† Represents a less than 1% shareholding.

Unlisted investments comprise investments in unlisted companies in South Africa. The valuations are based on the net asset value of these investments which approximates the instruments' fair value.

The monies in the environmental rehabilitation trust funds are invested primarily in low-risk interest-bearing debt securities and may be used only for environmental rehabilitation purposes.

	2010	2009
	R'000	R'000

12. INVESTMENT IN SUBSIDIARIES

Acquisition of subsidiaries

ErgoGold (formerly Elsburg Gold Mining Joint Venture)
In the year ended June 30, 2009, the group entered into a 50.50 joint venture agreement through East Rand Proprietary Mines Limited (ERPM), together with one of Mintails SA (Pty) Limited subsidiaries called Mogale Gold (Pty) Limited on August 15, 2008. The joint venture was called ErgoGold. On March 31, 2009 the group acquired the remaining 50% interest in ErgoGold through ERPM acquiring 15% and DRDGOLD acquiring 35% for a cash consideration of R100 million and R177 million respectively. The fair value of the assets acquired at the date of acquisition, exceeded the cost of the acquisition, therefore resulting in a bargain purchase. The bargain purchase was a direct result of the favourable change in the gold price since the period the purchase price was fixed and the higher gold price on the date all the requirements were met for the acquisition to be recognized, which is the date the fair value of the assets and liabilities were determined. The resulting negative goodwill arising amounted to R53 million and was recognized in profit or loss. The most significant fair value determined related to the mining rights included in property, plant and equipment and amounted to R583.0 million. The Multi Period Excess Earnings Method (MEEM) was used to calculate the fair value, incorporating the following assumptions on acquisition date: gold price of R288,665/kg, average escalation of gold price of 6.4% per annum, working cost per tonne of R30 at an average escalation of 6%, life of mine (period) of 13 years, average yield of 0.14g/t and discount rate of 22.5%.
The statement of comprehensive income since acquisition relating to ErgoGold which were consolidated is set out below:

Statement of comprehensive income		**3 months to June 30, 2009**
Revenue	-	8,713
Cost of sales	-	(54,614)
Gross loss from operating activities	-	(45,901)
Other income, administration and general costs	-	(1,250)
Loss before taxation	-	(47,151)

The statement of comprehensive income		**8 months to June 30, 2009**
Revenue	-	39,643
Cost of sales	-	(105,058)
Gross loss from operating activities	-	(65,415)
Other income, administration and general costs	-	(1,251)
Loss before taxation	-	(66,666)

The statement of financial position at acquisition of ErgoGold has been set out below:

Statement of financial position

Non-current assets		**As at March 31, 2009**
Property, plant and equipment	-	887,462
Current assets		
Inventory	-	17,866
Trade and other receivables	-	950
Cash and cash equivalents	-	1,666
Total fair value of assets	-	907,944
Non-current liabilities		
Deferred tax liability	-	(185,653)
Current liabilities		
Trade and other payables	-	(33,381)
Total fair value of liabilities	-	(219,034)
Fair value of net assets on date of acquisition	-	688,910
Non controlling interest in fair value of net assets	-	55,866
Acquisition date fair value on 50% initial equity interest	-	344,455

	2010 R'000	2009 R'000

12. INVESTMENT IN SUBSIDIARIES (continued)

Ergo Mining (Pty) Limited (Ergo JV)
On January 21, 2010, DRDGOLD signed an agreement to acquire, subject to certain suspensive conditions including Competition Commission approval, Mintails' remaining 50% interest in the Ergo JV for a total consideration of R82.1 million; R62.1 to be settled in cash and the balance in shares in Witfontein Mining (Pty) Limited tailings deposition site on the Far West Rand, valued at R20 million (refer note 13). On April 15, 2010 Competition Commission approval was obtained and the Ergo JV has been consolidated effective May 1, 2010.

The acquisition was recorded as an asset acquisition due to the Ergo JV not being capable of operating as a business. IFRS 3 Business Combinations was therefore not applied.

The relative fair values of the assets and liabilities on the statement of financial position at acquisition of the Ergo JV have been set out below.

Statement of financial position	**As at April 30, 2009**	
Non-current assets		
Property, plant and equipment	**290,420**	-
Current assets		
Inventory	**59**	-
Trade and other receivables	**12,611**	-
Cash and cash equivalents	**44,084**	-
Total relative fair value of assets	**347,174**	-
Non-current liabilities		
Rehabilitation provision	**(157,935)**	-
Loans and borrowings	**(261,128)**	-
Current liabilities		
Trade and other payables	**(4,252)**	-
Total relative fair value of liabilities	**(423,315)**	-
Purchase consideration of 50% of the net assets on the date of acquisition	**82,438**	-
Non-controlling interest in relative fair value of net assets	**(3,886)**	-

Disposal of subsidiaries

All DRDGOLD's foreign subsidiaries, which were holding companies of DRDGOLD's foreign operations, have been placed into voluntary liquidation as at June 30, 2010. A foreign currency translation reserve has accumulated over the life of these foreign subsidiaries. The voluntary liquidation constitutes a disposal, therefore any accumulated foreign currency translation reserves have been realized in profit or loss.

DRD (Offshore) Limited	**130,022**	-
DRD International APS (Pty) Limited	**(30,035)**	-
DRD Australia APS	**111,409**	-
DRD Australasia (Pty) Limited	**(103,472)**	-
Dome Resources (Pty) Limited	**48,825**	-
Total profit on disposal of foreign subsidiaries	**156,749**	-

	2010 R'000	2009 R'000

13. INVESTMENT IN JOINT VENTURES

The joint ventures for which the statement of comprehensive income and statement of financial position have been proportionately consolidated were as follows:

	2010	2009
Witfontein Mining (Pty) Limited – percentage held	**-**	50%
Ergo Mining (Pty) Limited – percentage held (refer note 12)	**100%**	50%

In the year ended June 30, 2009, the group acquired a 50% interest in Witfontein Mining (Pty) Limited (Witfontein) on February 28, 2009 for a cash consideration of R20 million. The group had the option to dispose of its interest at a consideration equal to the acquisition price if Witfontein is unsuccessful in obtaining the required approvals for a deposition facility. In the year ended June 30, 2010 the group exercised this option and disposed of their 50% interest in Witfontein on April 30, 2010, at a price equal to the original acquisition price. Witfontein had no capital commitments for the year ended June 30, 2009.

In the year ended June 30, 2009 the group acquired a 50% interest in Ergo Mining (Pty) Limited (Ergo JV) with effect from May 6, 2008. The Ergo JV was jointly controlled by the group and Mintails Limited. In the year ended June 30, 2010 the group acquired the remaining 50% interest in the Ergo JV on April 15, 2010. This transaction was accounted for as an asset acquisition for a total consideration of R82.1 million and the Ergo JV has subsequently been consolidated as a subsidiary from May 1, 2010 (refer note 12). The Ergo JV has contracted commitments which have not been provided for in the financial statements amounting to Rnil (2009: R4.8 million), and commitments authorized by the directors but not contracted for amounting to R73.0 million (2009: R30.9 million). The group's proportionate share in these amounts is 50% for the year ended June 30, 2009 and 100% for the year ended June 30, 2010.

The group's effective share of income, expenses, assets and liabilities of the joint ventures, which are included in the consolidated financial statements, are as follows:

	2010 R'000	2009 R'000
Statement of comprehensive income		
Revenue	**-**	-
Cost of sales	**(11,825)**	(5,162)
Gross loss from operating activities	**(11,825)**	(5,162)
Other income, administration and general costs	**(4,568)**	(3,967)
Loss before taxation	**(16,393)**	(9,129)
Statement of financial position		
Non-current assets	**-**	69,876
Current assets	**-**	34,269
Total assets	**-**	104,145
Shareholders' equity	**-**	10,830
Non-current liabilities	**-**	70,840
Current liabilities	**-**	22,475
Total equity and liabilities	**-**	104,145

14. INVESTMENT IN ASSOCIATES

The associate has been equity accounted for in the statement of comprehensive income and statement of financial position. An impairment has been provided against this investment.

	2010 R'000	2009 R'000
West Wits SA (Pty) Limited – percentage held	**28.33%**	28.33%
Investment in associate – at cost	**2,700**	2,700
Impairment of investment in associate	**(2,700)**	(2,700)
Carrying value of investment in associate	**-**	-

	2010	2009
	R'000	R'000
15. INVENTORIES		
Current		
Gold in process	**36,402**	42,861
Consumable stores	**59,834**	51,074
Finished stock - bullion	**36,400**	-
	132,636	93,935
Non-current		
Consumable stores	**5,579**	4,238
Total inventories	**138,215**	98,173

Inventory includes gold in process carried at net realizable value amounting to R14.0 million (2009: R25.7 million) and finished stock – bullion amounting to R27.6 million (2009: Rnil).

16. TRADE AND OTHER RECEIVABLES

	2010	2009
Trade receivables (gold)	**12,430**	30,966
Value added tax	**23,028**	27,494
Prepayments	**-**	386
Receivables from other related parties	**60**	86
Interest receivable	**692**	6,181
Other receivables	**41,193**	31,161
Allowance for impairment	**(12,882)**	(8,314)
	64,521	87,960

17. ASSETS CLASSIFIED AS HELD FOR SALE

Mining property of R15.0 million, being the DRDGOLD mine village, is presented as held for sale following the decision of the group's management on January 13, 2006 to sell this disposal group as part of the closure of the old Durban Deep mine. A sale was expected by June 30, 2010, however due to circumstances beyond the company's control, the sale has been postponed and is expected to be completed by June 30, 2011. The company remains committed to its plan to sell this disposal group.

The disposal groups are carried at the lower of carrying amount or fair value less costs to sell and are included within 'Corporate Head Office and all other' for operating segmental reporting purposes (refer note 26).

	2010	2009
Assets classified as held for sale		
Property, plant and equipment	**15,000**	15,000
	15,000	15,000

	2010 R'000	2009 R'000
18. EQUITY OF THE OWNERS OF THE PARENT		
Details of equity of the owners of the parent are provided in the statements of changes in equity on page F-5.		
Authorized share capital		
600,000,000 (2009: 600,000,000) ordinary shares of no par value		
5,000,000 (2009: 5,000,000) cumulative preference shares of 10 cents each	**500**	500
Issued share capital		
384,884,379 (2009: 378,001,303) ordinary shares of no par value	**4,133,318**	4,104,480
5,000,000 (2009: 5,000,000) cumulative preference shares of 10 cents each	**500**	500
	4,133,818	4,104,980

Share capital
Unissued shares
The group operates a share option scheme as an incentive tool for its executive directors and senior employees whose skills and experience are recognized as being essential to the group's performance. In terms of the scheme rules, a maximum of 15% of the issued ordinary shares is reserved for issuance thereunder and no participant may hold options at any time, which if exercised in full, would exceed 2% of the company's issued share capital at that time. The number of issued and exercisable share options are 5.1% of the issued ordinary share capital which is near the internationally accepted guideline of 3% to 5% for such schemes.

In addition, the participants in the scheme are fully taxed at their marginal tax rate on any gains realized on the exercise of their options.

In terms of an ordinary resolution passed at the previous annual general meeting, the remaining unissued ordinary shares in the company are under the control of the directors until the next general meeting.

Cumulative preference shares
The terms of issue of the cumulative preference shares were that they carried the right, in priority to the company's ordinary shares, to receive a dividend equal to 3% of the gross future revenue generated by the exploitation or the disposal of Argonaut's mineral rights acquired from Randgold and Exploration Company Limited in September 1997. In 2005, the Argonaut mineral rights reverted to the South African Government after no application for conversion was lodged within the stipulated period of one year, under the provisions of the Mineral and Petroleum Resources Development Act (MPRDA).

Option instruments
The company currently has one class of options authorized but not issued, namely Durban Deep 'C' options. There are 10,000,000 authorized option instruments at year-end which entitle the holder to subscribe for one ordinary share per option instrument at a subscription price of R15 per ordinary share. These are exercisable at any time during the period from the date on which the option is issued by the company to a date no later than five years from the date of issue.

18. EQUITY OF THE OWNERS OF THE PARENT *(continued)*

	2010 R'000	2009 R'000
Revaluation and other reserves		
Foreign exchange translation reserve (a)	**-**	156,538
Asset revaluation reserve (b)	**142,835**	138,953
Share-based payments reserve (c)	**56,034**	51,919
	198,869	347,410

(a) The foreign exchange translation reserve represented the cumulative translation effect arising on the translation of the financial statements of the company's foreign operations. During the year ended June 30, 2010 the group disposed (placed into voluntary liquidation) all of its foreign subsidiaries and the foreign currency translation reserve relating thereto has been transferred to profit or loss. The foreign exchange translation reserve for the year ended June 30, 2009 relates to the following foreign holding companies, which were part of the company's Australasian operations group structure: DRD (Offshore) Limited, Dome Resources (Pty) Limited, DRD Australasia (Pty) Limited, DRD Australia APS and DRD International APS (Pty) Limited (refer note 12).

(b) Certain items of property, plant and equipment that were revalued to fair value on or prior to July 1, 2004 – the date of transition to IFRS – were measured on the basis of deemed cost, being the revalued amount at the date of the revaluation. A revaluation adjustment of R5.0 million was recognized in the asset revaluation reserve.

The reserve also includes a R3.9 million (2009: R0.6 million) fair value adjustment on available-for-sale financial instruments.

On the acquisition of ErgoGold, in the year ended June 30, 2009 an amount of R133.3 million was taken to the asset revaluation reserve. This amount represented the increase in the fair value of ErgoGold's net assets after the acquisition of the group's initial interest, which is attributable to that initial interest.

(c) The company issues equity-settled instruments to certain qualifying employees under an employee share option scheme to purchase shares in the company's authorized but unissued ordinary shares. Equity share-based payments are measured at the fair value of the equity instruments at the date of the grant. Deferred share-based compensation is expensed over the vesting period, based on the company's estimate of the shares that are expected to eventually vest. A deferred share-based compensation expense of R4.1 million (2009: R7.9 million), was charged to profit or loss (refer to note 3).

Dividends

	2010 R'000	2009 R'000
The following dividends were declared and paid by the group:		
5 cents per qualifying ordinary share (2009: 10 cents)	**(18,954)**	(37,658)

After June 30, 2010 a dividend of 5 cents per qualifying share (R19.2 million) was proposed by the directors for 2010. The dividend has not been provided for nor the secondary tax on companies (STC) which is charged at 10% of the dividend which is declared and is estimated to amount to R1.9 million.

19. PROVISION FOR ENVIRONMENTAL REHABILITATION

	2010 R'000	2009 R'000
Opening balance	**412,454**	381,252
Acquired through purchase of subsidiary	**78,968**	-
Increase in provision	**6,419**	1,860
Unwinding of provision to profit or loss (refer note 6)	**10,797**	9,797
(Credit)/charge to profit or loss	**(88,034)**	19,545
Closing balance	**420,604**	412,454

Amounts have been contributed to irrevocable trusts (refer to note 11)

The company intends to fund the ultimate rehabilitation costs from the money invested with the trust funds as well as, at the time of mine closure, the proceeds on sale of remaining assets and gold from plant clean-up. The rehabilitation is expected to occur progressively towards the end of life of the respective mines.

The credit to profit or loss includes credits of R63.4 million and R4.8 million relating to the derecognition of the provisions for Durban Roodepoort Deep and West Witwatersrand Gold Mines (Pty) Limited, respectively (refer note 23).

20. POST-RETIREMENT AND OTHER EMPLOYEE BENEFITS *(continued)*

	2010 R'000	2009 R'000
Liability for post-retirement medical benefits	**12,507**	42,498
Liability for long-service awards	**858**	1,141
	13,365	43,639

Contribution funds

In South Africa, the group participates in a number of multi-employer industry-based retirement plans. All plans are governed by the Pension Funds Act, 1956.

The group pays fixed contributions to external institutions and will have no legal or constructive obligation to pay further amounts. Pension plans, which are multi-employer plans in the nature of defined contribution plans, are funded through monthly contributions to these defined contribution plans. Obligations for contributions are recognized as an employee benefit expense in profit or loss as incurred.

Amounts recognized in profit or loss are as follows:		
Contribution payments	**(35,557)**	(35,419)

Post-retirement medical benefits

The group has an obligation to fund a portion of the medical aid contributions of certain of its employees after they have retired. A provision for post-retirement medical benefits has been raised, based on the latest calculations, using a projected unit credit method of independent actuaries, performed as at June 30, 2010. Post-retirement medical benefits are actuarially valued every three years. The obligation is unfunded. As a result of a project initiated during the year ended June 30, 2010 to optimize the synergies of the group's surface retreatment operations, and the resulting possibility of a settlement of existing post-retirement medical benefits, management has revised the assumptions used in the calculation of this provision. The resulting decrease in the provision for post-retirement medical benefits of approximately R30 million has been treated, for accounting purposes, as a change in estimate and is included in cost of sales.

Amounts recognized in the statement of financial position are as follows:		
Opening balance	**42,498**	21,504
Current service cost	**2,075**	1,101
Actuarial (gain)/loss	**(35,290)**	18,226
Benefits paid	**(283)**	-
Interest costs	**3,507**	1,667
Closing balance	**12,507**	42,498
Amounts recognized in profit or loss are as follows:		
Current service cost and interest	**(2,075)**	(1,101)
Net actuarial gain/(loss)	**35,290**	(18,226)
Interest costs	**(3,507)**	(1,667)
	29,708	(20,994)

Principal actuarial assumptions at the reporting date:		
Health care cost inflation	**7.8%**	7.3%
Discount rate	**9.3%**	8.3%
Real discount rate	**1.4%**	0.9%
Normal retirement age	**60**	60/65
Expected average retirement age	**59.8**	59.9/64.1
Spouse age gap	**3 years**	3 years
Continuation at retirement	**100%**	100%
Proportion married at retirement	**85%**	85%

20. POST-RETIREMENT AND OTHER EMPLOYEE BENEFITS *(continued)*

Historical information:

	2010 R'000	2009 R'000	2008 R'000	2007 R'000	2006 R'000
Unfunded liability	**12,507**	42,498	21,504	19,009	16,762
Actuarial (gain)/loss	**(35,290)**	18,226	-	-	2,923

There are currently no long-term assets set aside in respect of post-employment medical care liabilities.

Assuming all other variables remain constant, a one percent base point change in health care costs would have the following effects:

Sensitivity analysis:

	Variation	Health care cost inflation R'000	Mortality R'000	Resignation rate R'000
Effect on the aggregate	+1%	927	(709)	(212)
service and interest cost	-1%	(759)	832	234
Effect in past-service	+1%	1,939	(1,513)	(400)
contractual liability	-1%	(1,588)	1,776	438

The group expects to pay contributions to the amount of R0.4 million during 2011.

Long-service awards
The group participates in the Chamber of Mines of South Africa Long Service Awards Scheme (the scheme). The scheme does not confer on any employee or other persons any right of payment of any award.

In terms of the scheme, bonus payments may be made to certain employees, usually semi-skilled, upon reaching the age of 55, who have completed 15 years of continuous service in South African gold mining companies which are members of the Chamber of Mines of South Africa and The Employment Bureau of Africa, provided such service is not pensionable service. The scheme lays down the rules under which an employee may be eligible for the award. The award is paid by the company for which the employee works upon becoming eligible for the award and electing to receive payment. All awards must be confirmed by the Chamber of Mines of South Africa before payment.

The amount of the award is based on both the employee's skill level and years of service with gold mining companies that qualify for the scheme.

	2010 R'000	2009 R'000
Amounts recognized in the statement of financial position are as follows:		
Opening balance	**1,141**	1,236
Benefits paid	**(283)**	(95)
Closing balance	**858**	1,141

Share option scheme

a) Details of the scheme

The company operates a Share Option Scheme, DRDGOLD (1996) Share Scheme, (the scheme), as an incentive tool for its executive directors and senior employees whose skills and experience are recognized as being essential to the company's performance. In terms of the scheme rules a maximum of 15% of the issued ordinary shares of the company is reserved for issuance thereunder and no participant may hold options at any time which, if exercised in full, would exceed 2% of the company's issued share capital at that time. The number of issued and exercisable share options is approximately 5.1% of the issued ordinary share capital which is near the internationally accepted guideline of 3% to 5% for such schemes. In addition, the participants in the scheme are fully taxed at their marginal tax rate on any gains realized on the exercise of their options.

20. POST-RETIREMENT AND OTHER EMPLOYEE BENEFITS *(continued)*

The price at which an option may be exercised is the lowest seven-day trailing average of the closing market prices of an ordinary share on the JSE Limited, as confirmed by the company's directors, during the three months preceding the day on which the employee is granted the option. Each option remains in force for 10 years after the date of grant, subject to the terms of the option plan. Options granted under a plan vest at the discretion of the company's directors, but primarily according to the following schedule over a maximum of a three-year period:

Percentage vested in each period grant:	**Period after the original date of the option:**
25%	6 months
25%	1 year
25%	2 years
25%	3 years

Any options not exercised within a period of 5 years (issued prior to 2009: 10 years) from the original date of the option will expire and may not thereafter be exercised.

b) Share options activity in respect of the DRDGOLD (1996) Share Scheme was as follows:

	Outstanding		**Vested**	
	Number of shares	**Average price per share R**	**Number of shares**	**Average price per share R**
Balance at June 30, 2008	15,935,619	13.85	11,257,594	11.58
Granted	4,647,800	3.50		
Exercised	(1,429,715)	4.69		
Forfeited/lapsed	(1,848,775)	10.71		
Balance at June 30, 2009	17,304,929	11.75	11,611,308	10.43
Granted	3,654,307	5.35		
Exercised	(262,663)	3.83		
Forfeited/lapsed	(1,202,172)	6.88		
Balance at June 30, 2010	**19,494,401**	**10.96**	**14,110,206**	**13.45**

Options to acquire the company's ordinary shares that were granted post November 7, 2002 and remain unvested at January 1, 2005, are measured at fair value at grant date. This fair value is recognized as an employee expense over the vesting period, adjusted to reflect actual levels of vesting, with the corresponding credit to a revaluation and other reserve, which is part of equity.

The fair value of the options granted is measured using the Black–Scholes option pricing model, taking into account the terms and conditions upon which the options were granted.

Analysis of share options:

	Years to expiry	**Vested**	**Unvested**		
		June 30, 2010	**June 30, 2011**	**June 30, 2012**	**June 30, 2013**
R5<	7-8	4,303,284	1,930,862	917,859	-
R5>R10	4-7	5,306,272	884,698	825,352	825,424
R10>R15	4	1,150,000	-	-	-
R15>R20	2-4	2,893,450	-	-	-
R20>R30	2	457,200	-	-	-
		14,110,206	**2,815,560**	**1,743,211**	**825,424**

20. POST-RETIREMENT AND OTHER EMPLOYEE BENEFITS *(continued)*

	2010 R'000	2009 R'000
c) The fair value of the options determined using the Black - Scholes option valuation model.		
Significant inputs into the model were:		
Market price at date of grant (Rand per share)		
November 1, 2004 option grant	**10.93**	10.93
April 15, 2005 option grant	**5.13**	5.13
June 17, 2005 option grant	**5.50**	5.50
October 25, 2005 option grant	**5.94**	5.94
October 30, 2006 option grant	**9.93**	9.93
October 29, 2007 option grant	**5.50**	5.50
October 20, 2008 option grant	**4.70**	4.70
October 20, 2009 option grant	**5.30**	
Vesting periods (years)		
November 1, 2004 option grant	**3**	3
April 15, 2005 option grant	**3**	3
June 17, 2005 option grant	**3**	3
October 25, 2005 option grant	**3**	3
October 30, 2006 option grant	**3**	3
October 29, 2007 option grant	**3**	3
October 20, 2008 option grant	**3**	3
October 20, 2009 option grant	**3**	
Option strike price (Rand per share)		
November 1, 2004 option grant	**11.70**	11.70
April 15, 2005 option grant	**4.84**	4.84
June 17, 2005 option grant	**7.10**	7.10
October 25, 2005 option grant	**8.78**	8.78
October 30, 2006 option grant	**9.08**	9.08
October 29, 2007 option grant	**3.88**	3.88
October 20, 2008 option grant	**3.50**	3.50
October 20, 2009 option grant	**5.35**	
Risk-free rate		
November 1, 2004 option grant	**8.56%**	8.56%
April 15, 2005 option grant	**7.81%**	7.81%
June 17, 2005 option grant	**7.58%**	7.58%
October 25, 2005 option grant	**7.94%**	7.94%
October 30, 2006 option grant	**8.39%**	8.39%
October 29, 2007 option grant	**8.79%**	8.79%
October 20, 2008 option grant	**9.55%**	9.55%
October 20, 2009 option grant	**8.72%**	
Volatility (1)		
November 1, 2004 option grant	**29%**	29%
April 15, 2005 option grant	**37%**	37%
June 17, 2005 option grant	**38%**	38%
October 25, 2005 option grant	**36%**	36%
October 30, 2006 option grant	**44%**	44%
October 29, 2007 option grant	**28%**	28%
October 20, 2008 option grant	**31%**	31%
October 20, 2009 option grant	**25%**	

(1) The volatility is measured at the standard deviation of the expected share price returns and is based on statistical analysis of daily share prices over the last three years.

21. DEFERRED TAX

	2010 R'000	2009 R'000
Balances arose from the following temporary differences:		
Deferred tax asset		
Property, plant and equipment	**256,710**	282,940
Provisions, including rehabilitation provision	**169,583**	132,704
Estimated assessed losses	**91,886**	114,998
Capital losses	**151,450**	152,063
Other temporary differences	**27,329**	-
Deferred tax asset not recognized	**(556,216)**	(517,590)
	140,742	165,115
Deferred tax liability		
Property, plant and equipment	**(168,138)**	(211,633)
Provisions, including rehabilitation provision	**-**	10,162
Other temporary differences	**(4)**	6,911
	(168,142)	(194,560)
Net deferred mining and income tax liability	**(27,400)**	(29,445)
Reconciliation between deferred taxation opening and closing balances		
Opening balance	**(29,445)**	81,575
Acquisition of subsidiary	**-**	(185,653)
Profit or loss credit	**2,045**	74,633
Closing balance	**(27,400)**	(29,445)

The deferred tax relating to the company's investment in subsidiaries, joint venture and associate is Rnil (2009: Rnil) resulting from the fact that these investments are to be realized through dividend distributions which are exempt under current South African tax legislation.

22. LOANS AND BORROWINGS

	2010	2009
Secured		
AngloGold Ashanti Limited (a)	**-**	2,101
Unsecured		
Preference shares held by Khumo Gold SPV (Pty) Limited and the DRDSA Empowerment Trust (b)	**58,977**	65,146
	58,977	67,247
Less: payable within one year included under current liabilities	**-**	(2,101)
	58,977	65,146
Loans and borrowings expected repayment schedule for capital amounts payable in the twelve months to:		
June 30, 2010	**-**	**2,101**
June 30, 2011	**-**	**12,591**
June 30, 2012	**-**	**20,354**
Thereafter	**58,977**	**32,201**
	58,977	**67,247**
Analysis of gross loans and borrowings by currency:		
South African Rand	**58,977**	67,247
Effective interest rates:		
Secured liabilities		
AngloGold Ashanti Limited		11.0%
Undrawn committed borrowing facilities:		
Investec Bank Limited	**-**	250,000

22. LOANS AND BORROWINGS *(continued)*

(a) On July 31, 2007 and on March 1, 2008 Ergo Mining (Pty) Limited entered into two separate loan facilities, amounting to R85.3 million, with AngloGold Ashanti Limited for the purchase of the remaining moveable and immovable assets of Ergo. These assets had a carrying value of R87.8 million (2009: R87.8 million) at year end. The facilities were repayable in equal monthly installments over 23 and 19 months respectively of which the final installment was paid during the year ended June 30, 2010. The loans bore interest at the prime lending rate, which was 11% at June 30, 2009. The loans were secured over the assets that were purchased from AngloGold Ashanti Limited.

(b) On November 18, 2005, the group issued class A cumulative participating preference shares to Khumo Gold SPV (Pty) Limited (Khumo Gold), for a subscription price of R10.6 million. Class B and Class C cumulative participating preference shares, for a subscription price of R7.1 million and R8.6 million were issued to Khumo Gold and the DRDSA Empowerment Trust respectively on November 30, 2006. The preference shares entitle Khumo Gold and the employee trust to receive a dividend of R0.26 for every R0.74 paid by Crown, ERPM and Blyvoor to the company towards capital and interest on their outstanding intra-group loans as at November 30, 2005. Crown repaid its loan to DRDGOLD during the year ended June 30, 2009 and a preference dividend of R31.8 million was paid to Khumo Gold and the employee trust. There are no further obligations pursuant to the Crown preference shares and they were cancelled. The preference shares are measured at amortized cost based on the effective interest rate method. As these financial instruments do not have fixed terms, the repayment schedules for the loans are based on an estimated repayment schedule, calculated using the available profits of the relevant operations with reference to their respective life-of-mine plans (LOM plans). The extension of the repayment period at Blyvoor resulted in a positive adjustment of R33.9 million (2009: R36.1 million) and the reduction of the repayment period at ERPM resulted in a negative adjustment of R19.3 million (2009: extension of repayment period resulted in a positive adjustment amounting to R27.2 million), and a net loss at Crown during 2009 of R1.3 million.

23. COMMITMENTS AND CONTINGENT LIABILITIES

	2010 R'000	2009 R'000
Capital commitments		
Contracted for but not provided for in the annual financial statements	**36,744**	33,063
Authorized by the directors but not contracted for	**176,744**	79,333
	213,488	112,396

This capital expenditure will be financed from existing cash resources, cash generated from operations and negotiated funding facilities.

Operating lease commitments
The company leases its office building in terms of an operating lease. The company does not have an option to acquire the building at the termination of the lease. There is an escalation of 8% per annum imposed by the lease agreement.

Crown leases its vehicles under various operating leases. There is an average escalation of 2.5% per annum imposed by these lease agreements.

The future minimum lease payments under non-cancellable operating leases are as follows:	2010	2009
Not later than 1 year	**1,058**	1,874
Between 1 and 5 years	**3,815**	307
Later than 5 years	**-**	-

Environmental
At **Durban Roodepoort Deep mine**, rehabilitation and other responsibilities like the National Nuclear Regulator Certificate of Registration requirements have been taken over by DRD (Pty) Ltd or Mintails. An official liability transfer in terms of section 58 of the Mineral and Petroleum Resources Development Act (MPRDA) has been submitted to the Department of Minerals and Resources (DMR). DRDGOLD retains only the village that has no assessed liability associated with it. The legal transfer thereof would be dependent on the DMR's assessment of Mintail's financial capability. DRDGOLD therefore still has a contingent liability until such legal transfer is affected.

At **West Witwatersrand Gold Mine (Pty) Limited mine**, responsibility for the mine, including the environmental rehabilitation liability, has been taken over contractually by Mintails although the legal transfer thereof would be dependent on the DMR's assessment of Mintail's financial capability. DRDGOLD therefore still has a contingent liability until such legal transfer is affected.

Management of **West Rand Consolidated Mines'** tailings dams have been taken over by Mintails which plans to reprocess them. An Environmental Management Programme (EMP) for the balance of the area has been submitted to the DMR as part of the conversion process of ML9/2000. The execution of the conversion is imminent.

In terms of Acid Mine Drainage (AMD) from the Western Basin, a proposal has been submitted to the regulators for an interim solution whereby the Western Basin water is pumped into the Central Basin. Water from the Central Basin is then pumped from 400m below surface and partly treated in the ERPM High Density Separation (HDS) plant before being released. The proposal is based on a Public Private Partnership and will prevent untreated water from polluting the environment until the final sustainable solution is put in place. In terms of this proposal DRDGOLD will contribute approximately R13.4 million towards the R218 million capital required. Final approval is awaited.

With regards to AMD, DRDGOLD's subsidiaries' contributed approximately 1.5% of the AMD problem, which is based on calculating the total amount of rock removed from underground and calculating this as a percentage of the total. This, DRDGOLD believe, is the best available method of determining how much rock bearing pollutants had been exposed by our activities.

Blyvoor continues to pump water from underground and discharges approximately 8 million litres (Ml) per day into the Wonderfontein Spruit. Regular monthly quality meetings continue to take place with the Tlokwe (Potchefstroom) Municipality and Blyvoor is fully compliant with the requirements of the agreement with the Tlokwe (Potchefstroom) City Council. Blyvoor also participates in the Mining Interest Group, a sub group of the Wonderfontein Spruit Forum, which determines strategies regarding potential pollution and remedial action of the Wonderfontein Spruit and eventual regional closure. The regulators have produced a remediation report for the spruit that identifies certain areas requiring attention. Implementation task teams will now be set up to do the necessary studies and remediation where required. Blyvoor has also authorized a water treatment plant that will treat approximately 6Ml per day of the discharged water to potable standard for their own consumption. The plant is currently being commissioned and should be operational within the next few months.

23. COMMITMENTS AND CONTINGENT LIABILITIES ***(continued)***

Crown has continued to engage proactively with the local community in terms of dust and other environmental issues. Since the upgrading of pipelines there have been very limited slime spills. Dust is very well managed. These initiatives are continuing with rehabilitation being an integral part of the operational management.

ERPM has updated its EMP to meet the requirements of the MPRDA and submitted it to the DMR for approval. The concurrent rehabilitation of redundant structures and holdings continued throughout the year. A proposal whereby water from the Central Basin as well as water from the Western Basin is pumped and treated at the HDS plant before being discharged has been submitted to the regulators for approval. This proposal will prevent AMD from contaminating ground water and decanting uncontrolled into the environment (see above).

Ergo has restarted depositing onto the Brakpan tailings facility. Cladding of the side slopes of the dam to prevent dust progressed very well throughout the year.

Mining rights
The company's rights to own and exploit its Ore Reserves and deposits are governed by the laws and regulations of the jurisdictions in which the mineral properties are located. Currently all of the company's Ore Reserves and deposits are located in South Africa. On May 1, 2004, the new MPRDA, was enacted, which places all mineral and petroleum resources under the custodianship of the state. Private title and ownership in minerals, or the "old order rights," are to be converted to "new order rights," essentially the right to mine. The MPRDA allows the existing holders of mineral rights a period of five years to apply for the conversion of used old order rights, and one year for the conversion of unused old order rights. Once these periods have lapsed, the holders may have to compete to acquire the right to mine minerals previously held under old order rights. We have submitted the respective applications in order to comply with the requirements of the Mining Charter as described below. To the extent that we are unable to convert some of the company's old order rights, we may have a claim for compensation based on expropriation. It is not possible to forecast with any degree of certainty whether a claim will be enforceable against the State, and if enforceable, the level of compensation we will receive, if any. Factors that are taken into account include market value, proof of actual loss, proof of ownership, nature of property, current use of the property and history of the acquisition.

Where new order rights are obtained under the MPRDA, these rights will not be equivalent to the company's existing property rights. The area covered by the new order rights may be reduced by the State if it finds that the prospecting or mining work program submitted by an applicant does not substantiate the need to retain the area covered by the old order rights. The duration of the new order rights will no longer be perpetual but rather, in the case of new order mining rights, for a maximum of 30 years with renewals of up to 30 years each and, in the case of prospecting rights, up to five years with one renewal of up to three years. In addition, the new order rights will only be transferable subject to the approval of the Minister of Mineral Resources (formerly Minister of Minerals and Energy). Mining or prospecting must commence within one year or 120 days, respectively, of the mining right or prospecting right becoming effective, and must be conducted continuously and actively thereafter. The new rights can be suspended or cancelled by the Minister of Mineral Resources in the event of a breach or, in the case of mining rights, non-optimal mining in accordance with the mining work program.

The implementation of the MPRDA will result in significant adjustments to the company's property ownership structure. We have lodged applications to convert all of the company's old order rights, however, to the extent that we are unable to convert some of the company's old order rights to new order rights, and that the exclusive rights to minerals we enjoyed under the previous statutory regime are diminished, the operations of the MPRDA may result in significant adjustments to the company's property ownership structure, which in turn could have a material adverse effect on the underlying value of the company's operations. As at September 30, 2010 West Witwatersrand Gold Mine (Pty) Limited and West Witwatersrand Consolidated Mines' application for conversion has been approved. Some of ERPM's applications for conversion has received preliminary approval but are still awaiting dated of execution from the DMR. The MPRDA states that the conversions must be granted by the minister if all requirements are completed but it does not stipulate any time frame. The MPRDA also provides for holders of old order rights to continue to operate under the terms and conditions of such rights until conversions under the MPRDA have been completed.

Merafong Local Council
According to legislation Merafong City Council has been appointed by Rand Water as the Water Services Authority in the area. The Council is charging water at a premium of 53% for domestic water consumption. This premium over the rate that was previously charged by Rand Water does not compel them to take over current water reticulation maintenance and monitoring. It is the opinion of the company's legal advisors that the amount levied is excessive and unjustifiable because there is no value that can be enforced, until an agreement has been signed regarding the rate and the entity that will maintain the infrastructure between Blyvoor and Merafong City Council. The potential liability could amount to R31.1 million. The case between Blyvoor and the Merafong City Council was down for hearing by the High Court on September 20 and 21, 2010, however the court postponed it further without specifying a date.

Litigation
The group is subject to litigation in the normal course of business.

24. FINANCIAL INSTRUMENTS

Credit risk

Credit risk is the risk of financial loss to the group if a customer or counterparty to a financial instrument fails to meet its contractual obligations, and arises principally from the group's receivables from customers and investment securities.

The group's financial instruments do not represent a concentration of credit risk, because the group deals with a variety of major banks and financial institutions located in South Africa after evaluating the credit ratings of the representative financial institutions. Furthermore, its trade receivables and loans are regularly monitored and assessed for recoverability. Where it is appropriate, an impairment loss is raised.

In addition, the group's operations all deliver their gold to Rand Refinery Limited (Rand Refinery), which refines the gold to saleable purity levels and then sells the gold, on behalf of the South African operations, on the bullion market. The gold is usually sold by Rand Refinery on the same day as it is delivered and settlement is made within two days.

24. FINANCIAL INSTRUMENTS (continued)

The following represents the maximum exposure to credit risk for all financial assets at June 30:

	Carrying value	**Carrying value**
	2010	2009
	R'000	R'000
Financial assets		
Unlisted investments (refer note 11)	**14,712**	9,556
Loans to black empowerment entities (refer note 11)	**33,442**	33,442
Investments in environmental rehabilitation trust funds (refer note 11)	**126,069**	129,682
Trade and other receivables (refer note 16)	**41,493**	60,080
Cash and cash equivalents	**188,152**	353,555
	403,868	586,315

The following represents the maximum exposure to credit risk for trade and other receivables at June 30:

	Carrying value	**Carrying value**
	2010	2009
	R'000	R'000
Trade receivables (refer note 16)	**12,430**	30,966
Receivables from related parties (refer note 16)	**60**	86
Other receivables (refer note 16)	**29,003**	29,028
	41,493	60,080

The ageing of trade and other receivables at June 30:

	Gross value	**Impair-ment**	**Gross value**	**Impair-ment**
	2010	**2010**	2009	2009
	R'000	**R'000**	R'000	R'000
Not past due	**28,562**	**(315)**	48,868	(105)
Past due 0-30 days	**3,385**	**(345)**	4,202	(75)
Past due 31-120 days	**2,594**	**(1,490)**	6,067	(260)
More than 120 days	**19,834**	**(10,732)**	9,257	(7,874)
	54,375	**(12,882)**	68,394	(8,314)

Impairments were raised due to the uncertainty of the timing of the cash flows.

Movement in the allowance for impairment in respect of trade and other receivables during the year was as follows:

	Impairment	**Impairment**
	2010	**2009**
	R'000	**R'000**
Balance at July 1	**(8,314)**	(8,201)
Impairment recognized	**(4,568)**	(113)
Balance at June 30	**(12,882)**	(8,314)

The group has no significant credit risk as the majority of the group's receivables are from customers with good track records.

24. FINANCIAL INSTRUMENTS (continued)

Interest rate and liquidity risk

Liquidity risk is the risk that the group will not be able to meet its financial obligations as they fall due. The group's approach to managing liquidity is to ensure, as far as possible, that it will always have sufficient liquidity to meet its liabilities when due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to the group's reputation.

The group ensures that it has sufficient cash on demand to meet expected operational expenses, including the servicing of financial obligations. This excludes the potential impact of extreme circumstances that cannot reasonably be predicted, such as natural disasters.

Fluctuations in interest rates impact on the value of short-term cash investments and financing activities, giving rise to interest rate risks. In the ordinary course of business, the group receives cash from its operations and is obliged to fund working capital and capital expenditure requirements. This cash is managed to ensure surplus funds are invested in a manner to achieve maximum returns while minimizing risks. Funding deficits for the group's mining operations have been financed through the issue of additional shares and external borrowings. Lower interest rates result in lower returns on investments and deposits and may also have the effect of making it less expensive to borrow funds at then current rates. Conversely, higher interest rates result in higher interest payments on loans and overdrafts.

Unless otherwise stated, the following are the contractual maturities of financial liabilities, including estimated interest payments and excluding the impact of netting agreements:

	Carrying amount R'000	Contractual cash flows R'000	6 months or less R'000	6-12 months R'000	2-5 years R'000	More than 5 years R'000
June 30, 2010						
Unsecured						
Preference shares held by Khumo Gold SPV (Pty) Limited and the DRDSA Empowerment Trust (expected repayments)	**58,977**	**(197,803)**	**-**	**-**	**(34,722)**	**(163,081)**
Trade and other payables	**268,833**	**(268,833)**	**(268,833)**	**-**	**-**	**-**
	327,810	**(466,636)**	**(268,833)**	**-**	**(34,722)**	**(163,081)**
June 30, 2009						
Secured						
AngloGold Ashanti Limited	2,101	(2,373)	(2,373)	-	-	-
Unsecured						
Preference shares held by Khumo Gold SPV (Pty) Limited and the DRDSA Empowerment Trust (expected repayments)	65,146	(197,803)	-	-	(109,015)	(88,788)
Trade and other payables	322,138	(322,138)	(322,138)	-	-	-
Bank overdraft	824	(824)	(824)	-	-	-
	390,209	(523,138)	(325,335)	-	(109,015)	(88,788)

24. FINANCIAL INSTRUMENTS (continued)

The following represents the interest rate risk profile for the group's interest-bearing financial instruments:

	Carrying amount 2010 R'000	**Carrying amount** 2009 R'000
Variable interest rate instruments		
Financial assets	**314,221**	483,237
Financial liabilities	**-**	(2,925)
	314,221	480,312

Cash flow sensitivity analysis for variable rate instruments:
A change of 100 basis points in interest rates at the reporting date would have increased/(decreased) profit or loss by the amounts shown below. This analysis assumes that all other variables, in particular foreign currency rates, remain constant. The analysis is performed on the same basis for 2009.

	2010		**2009**	
	Profit or (loss)		**Profit or (loss)**	
June 30	**100 bp increase R'000**	**100 bp decrease R'000**	100 bp increase R'000	100 bp decrease R'000
Variable interest rate instruments	**3,142**	**(3,142)**	4,803	(4,803)
Cash flow sensitivity	**3,142**	**(3,142)**	4,803	(4,803)

Fair value of financial instruments
The following table represents the carrying amounts and fair values of the group's financial instruments at June 30:

	Carrying value	**Fair value**	**Carrying value**	**Fair value**
	2010 R'000	**2010 R'000**	2009 R'000	2009 R'000
Financial assets				
Unlisted investments (refer note 11)	**14,712**	**14,712**	9,556	9,556
Loans to black empowerment entities (refer note 11)	**33,442**	**33,442**	33,442	33,442
Investments in environmental rehabilitation trust funds (refer note 11)	**126,069**	**126,069**	129,682	129,682
Trade and other receivables (refer note 16)	**41,493**	**41,493**	60,080	60,080
Cash and cash equivalents	**188,152**	**188,152**	353,555	353,555
	403,868	**403,868**	586,315	586,315
Financial liabilities				
Loans and borrowings (refer note 22)				
– long-term	**58,977**	**55,953**	65,146	62,168
– short-term	**-**	**-**	2,101	2,101
Trade and other payables	**268,833**	**268,833**	322,138	322,138
Bank overdrafts	**-**	**-**	824	824
	327,810	**324,786**	390,209	387,231

24. FINANCIAL INSTRUMENTS (continued)

The fair value of a financial instrument is defined as the amount at which the instrument could be exchanged between knowledgeable, willing parties in an arm's length transaction.

Fair values

Trade and other receivables
The fair value approximates the carrying value due to their short-term maturities.

Loans to black empowerment entities
The fair value of these loans cannot be reliably estimated due to the unavailability of market information.

Preference shares held by Khumo Gold SPV (Pty) Limited and the DRDSA Empowerment Trust
Preference shares are measured at amortized cost based on expected future discounted cash flows. The original risk adjusted discount rate of 13% is used when estimating the possible future liability and are re-measured on an annual basis. This original risk adjusted discount rate is replaced with a risk adjusted market rate to determine a fair value on an annual basis.

Loans from AngloGold Ashanti Limited
Loans from AngloGold Ashanti Limited are measured at amortized cost using the market interest rate. The loans bore interest at the prime lending rate.

Cash and cash equivalents and environmental trust funds
The carrying value of cash and cash equivalents approximates their fair value because of the short-term maturity of these deposits. The carrying value of the environmental trust funds approximates its fair value due to these investments being cash in nature.

Trade and other payables
The fair value approximates the carrying value due to their short-term maturities.

Unlisted investments
The valuations are based on the net asset values of these investments which approximates the investments' fair value.

Foreign currency risk

The group's reporting currency is the South African Rand. Although gold is sold in US Dollars, the company is obliged to convert this into South African Rand. The company is thus exposed to fluctuations in the US Dollar/South African Rand exchange rate. The company conducted its operations in South Africa during the current year. Foreign exchange fluctuations affect the cash flow that it will realize from its operations as gold is sold in US Dollars, while production costs are incurred primarily in South African Rands. The company's results are positively affected when the US Dollar strengthens against the Rand and adversely affected when the US Dollar weakens against the Rand. The company's cash and cash equivalent balances are held in US Dollars, Australian Dollars and South African Rands; holdings denominated in other currencies are relatively insignificant. The group does not hedge against foreign currency fluctuations and considers the risk to be low due to foreign currency normally being disposed of on the same day.

24. FINANCIAL INSTRUMENTS (continued)

The following represents the exposure to foreign currency risks:

	USD	AUD	USD	AUD
	2010	**2010**	**2009**	**2009**
	’000	**’000**	**’000**	**’000**
Cash and cash equivalents	**-**	**-**	3	1,373
Trade and other receivables	**1,624**	**-**	3,929	-
Trade and other payables	**-**	**-**	(8)	(137)
Net statement of financial position exposure	**1,624**	**-**	3,924	1,236

The following significant exchange rates applied during the year:

	Spot rate at year-end		Average rate	
	2010	2009	**2010**	2009
1 US Dollar	**7.6529**	7.8821	**7.6117**	9.0484
1 Australian Dollar	**6.5559**	6.3433	**6.7076**	6.6725

Sensitivity analysis

A 10% strengthening of the Rand against the currencies mentioned at June 30, would have increased (decreased) equity and profit or (loss) by the amounts shown below. This analysis assumes that all other variables, in particular interest rates, remain constant. The analysis is performed on the same basis for 2009.

	USD	AUD	USD	AUD
	2010	**2010**	**2009**	**2009**
	R’000	**R’000**	**R’000**	**R’000**
Equity	**-**	**-**	4	(784)
Loss	**(1,243)**	**-**	(3,097)	-

A 10% weakening of the Rand against the above currencies at June 30, would have had the equal but opposite effect on the above currencies to the amounts shown above, on the basis that all other variables remain constant.

24. FINANCIAL INSTRUMENTS (continued)

The following table represents the carrying amounts and net gain/(loss), finance income and finance expense per category of financial instruments at June 30:

	Carrying value	Net gain/(loss), finance income and (finance expense)	Carrying value	Net gain/(loss), finance income and (finance expense)
	2010	2010	2009	2009
	R'000	R'000	R'000	R'000
Financial assets				
Available-for-sale financial assets	**14,712**	**-**	9,556	-
Loans and receivables	**389,156**	**22,519**	576,759	84,424
	403,868	**22,519**	586,315	84,424
Financial liabilities				
Financial liabilities measured at amortized cost	**327,810**	**6,175**	390,209	43,977
	327,810	**6,175**	390,209	43,977

Fair value hierarchy

The table below analyses financial instruments carried at fair value, by valuation method. The different levels have been defined as follows:

- Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities;
- Level 2: inputs other than quoted prices included within Level 1 that are observed for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices);
- Level 3: inputs for the asset of liability that are not based on observed market data (unobserved inputs).

	Level 1	Level 2	Level 3	Total
	R'000	R'000	R'000	R'000
June 30, 2010				
Available-for-sale financial assets	**-**	**-**	**14,712**	**14,712**
	-	**-**	**14,712**	**14,712**
June 30, 2009				
Available-for-sale financial assets	**-**	**-**	9,556	9,556
	-	**-**	9,556	9,556

There have been no transfers in either direction between the different levels (2009: no transfers in either direction).

Reconciliation of fair value measurements in Level 3 during the year:

	2010	2009
	Level 3	Level 3
	R'000	R'000
Available-for-sale financial assets		
Balance at beginning of year	**9,556**	10,688
Purchases during the year	**2**	-
Disposals/settlements during the year	**-**	(1)
Profit/(loss) on fair value adjustment	**5,154**	(1,131)
Transfer in/(out) Level 3	**-**	-
Balance at end of year	**14,712**	9,556
Gains/(losses) recognized in profit or loss	**-**	-
Gains/(losses) recognized in other comprehensive income	**5,154**	(1,133)
	5,154	(1,133)

The gain or losses on the fair value adjustment is recognized in other comprehensive income net of deferred tax.

24. FINANCIAL INSTRUMENTS (continued)

Fair value hierarchy (continued)

The available-for-sale financial assets comprises investments in unlisted shares for which no reasonable alternative measure for fair value is deemed appropriate therefore no sensitivity analysis have been prepared. The fair value of the Rand Refinery Limited's unlisted shares is a director's valuation, which was made by using the net asset value of the company. The increase in the fair value in 2010 was due to Rand Refinery Limited not declaring a dividend for their 2009 financial year. The Rand Mutual Assurance Company's fair value is also based on a directors' valuation of which the value per share is fixed at R0.20 between shareholders.

25. CAPITAL MANAGEMENT

The primary objective of the board in managing the group's capital is to ensure that there is sufficient capital available to support the funding requirements of the group, including capital expenditure, in a way that optimizes the cost of capital, maximizes shareholders' returns, and ensures that the group remains in a sound financial position. There were no changes to the group's overall capital management approach during the current year. The group manages and makes adjustments to the capital structure as opportunities arise in the market place, as and when borrowings mature, or as and when funding is required. This may take the form of raising equity, market or bank debt or hybrids thereof.

The Board of Directors monitors the return on capital, which the group defines as net operating income divided by total shareholders' equity, excluding non-redeemable preference shares and non-controlling interest from continued operations, and seeks to maintain a balance between the higher returns that might be possible with higher levels of borrowings and the advantages and security afforded by a sound capital position. The Board of Directors also monitors the level of dividends to ordinary shareholders.

26. OPERATING SEGMENTS

During the year the group changed its operating segments by reporting the financial and operating results of the surface operations of ERPM under Crown. The processing of the Cason dump, which is owned by ERPM, takes place at Crown's Knights plant. The financial and operating results of the Ergo JV has been combined with ErgoGold and the Ergo JV is now called Ergo due to the group acquiring the remaining 50% interest from Mintails SA (Pty) Limited during the year ending June 30, 2010 of the Ergo JV. The underground operations of ERPM, which had been placed under care and maintenance during the year ended June 30, 2009, is included in the 'Corporate head office and all other' segment. The financial and operating results of our foreign subsidiaries, which were voluntarily liquidated during the year ended June 30, 2010 (refer note 12) is also included in this segment. The comparative numbers have been restated to reflect these changes and the effect thereof is clear from the disclosures. Transactions between reportable segments are at arm's length in accordance with the group's transfer pricing agreement.

The following summary describes the operations in each of the group's reportable business segments:

- Blyvoor: Incorporates the Doornfontein mine, situated on the north-western edge of the Witwatersrand Basin. The mine has underground and surface operations.
- Crown: Is a surface retreatment operation and treats old slime and sand dumps to the south of Johannesburg's CBD. The facility consists of three plants known as Crown, City Deep and Knights. Included in the Crown segment is the surface operation of ERPM consisting of the Cason dump.
- Ergo: Ergo consists of Phase one of the Ergo Project known as ErgoGold (formerly known as the Elsburg Gold Mining Joint Venture) and is a surface retreatment operation which is currently treating ERPM's old slime dumps. The facility consists of one plant known as the Brakpan plant together with the Brakpan tailings facility. Phase one has been established as a surface retreatment operation to retreat the Elsburg Dump owned by ERPM. Phase two of the Ergo Project is to explore, evaluate and process surface gold-, uranium- and sulphur bearing tailings on the East and Central Rand goldfields of South Africa.

26. OPERATING SEGMENTS *(continued)*

2010	Blyvoor R'000	Crown(2) R'000	Ergo(3) R'000	Corporate Headoffice (4) and all other R'000	Total R'000
Financial performance					
Segmental revenue	**861,409**	**834,788**	**294,325**	**-**	**1,990,522**
Operating costs	**(888,180)**	**(615,731)**	**(258,971)**	**(35,984)**	**(1,798,866)**
Operating profit/(loss)	**(26,771)**	**219,057**	**35,354**	**(35,984)**	**191,656**
Interest and other investment income	**412**	**901**	**814**	**15,802**	**17,929**
Interest expense	**(1,064)**	**(66)**	**(2)**	**(3,730)**	**(4,862)**
Retrenchment costs	**(10,925)**	**-**	**-**	**(9,202)**	**(20,127)**
Administration expenses and general costs	**12,007**	**(2,136)**	**(6,169)**	**(60,728)**	**(57,026)**
Taxation charge (1)	**-**	**(7,509)**	**-**	**(2,799)**	**(10,308)**
Working profit/(loss) before capital expenditure	**(26,341)**	**210,247**	**29,997**	**(96,641)**	**117,262**
Capital expenditure	**(79,552)**	**(45,949)**	**(68,584)**	**(6,320)**	**(200,405)**
Working profit/(loss) after capital expenditure	**(105,893)**	**164,298**	**(38,587)**	**(102,961)**	**(83,143)**

(1) The taxation charge excludes deferred tax.

(2) Crown includes ERPM's Cason surface retreatment operations.

(3) With effect from May 1, 2010, Ergo represents 100% of ErgoGold and the Ergo JV.

(4) Corporate head office expenses are taken into consideration in the strategic decision-making process of the CODM and are therefore included in the disclosure here, even though they do not earn revenue.

Operating results (5)			Unit	Blyvoor	Crown(2)	Ergo(3)	Corporate Headoffice (4) and all other	Total
Ore milled	-	underground	**t'000**	**633**	**-**	**-**	**-**	**633**
	-	surface	**t'000**	**2,968**	**7,122**	**11,867**	**-**	**21,957**
	-	total	**t'000**	**3,601**	**7,122**	**11,867**	**-**	**22,590**
Average yield	-	underground	**g/t**	**3.79**	**-**	**-**	**-**	**3.79**
	-	surface	**g/t**	**0.31**	**0.43**	**0.09**	**-**	**0.23**
	-	total	**g/t**	**0.92**	**0.43**	**0.09**	**-**	**0.33**
Gold dispatched	-	underground	**kg**	**2,402**	**-**	**-**	**-**	**2,402**
	-	surface	**kg**	**909**	**3,092**	**1,099**	**-**	**5,100**
	-	total	**kg**	**3,311**	**3,092**	**1,099**	**-**	**7,502**
	-	underground	**oz**	**77,226**	**-**	**-**	**-**	**77,226**
	-	surface	**oz**	**29,226**	**99,410**	**35,332**	**-**	**163,968**
	-	total	**oz**	**106,452**	**99,410**	**35,332**	**-**	**241,194**
Operating cost	-	underground	**R/kg**	**324,736**	**-**	**-**	**-**	**324,736**
	-	surface	**R/kg**	**108,771**	**199,137**	**235,642**	**-**	**189,959**
	-	total	**R/kg**	**268,251**	**199,137**	**235,642**	**-**	**239,785**
	-	underground	**$/oz**	**1,327**	**-**	**-**	**-**	**1,327**
	-	surface	**$/oz**	**444**	**814**	**963**	**-**	**776**
	-	total	**$/oz**	**1,096**	**814**	**963**	**-**	**953**

(5) Unaudited

26. OPERATING SEGMENTS *(continued)*

2010	Blyvoor R'000	Crown(1) R'000	Ergo(2) R'000	Corporate Headoffice(3) and all other R'000	Total R'000
Reconciliation of assets					
Reportable segment assets	510,883	171,390	1,144,036	31,337	1,857,646
Other assets	120,838	136,396	96,508	368,904	722,646
Total assets	631,721	307,786	1,240,544	400,241	2,580,292
Reconciliation of liabilities					
Reportable segment liabilities	144,160	276,881	207,542	133,195	761,778
Taxation and deferred taxation	-	-	168,138	414	168,552
Total liabilities	144,160	276,881	375,680	133,609	930,330
Other material information					
Depreciation	(32,616)	(61,005)	(95,418)	(1,730)	(190,769)
Impairment of assets	-	12,514	-	(18,738)	(6,224)
Reconciliation of revenues					
Total revenues for reportable segments	861,409	834,788	294,325	-	1,990,522
Reconciliation of profit/(loss)					
Segment working profit/(loss) before capital expenditure	(26,341)	210,247	29,997	(96,641)	117,262
- Depreciation	(32,616)	(61,005)	(95,418)	(1,730)	(190,769)
- Movement in provision for environmental rehabilitation	(1,246)	16,994	(578)	72,864	88,034
- Movement in gold in progress	33,766	(9,040)	5,215	-	29,941
- Impairments and reversal of impairments	-	12,514	-	(18,738)	(6,224)
- Net gain on financial liabilities measured at amortized cost	33,887	-	-	(19,244)	14,643
- Growth in environmental rehabilitation trust funds	2,011	3,384	-	4,057	9,452
- Profit on disposal of subsidiaries	-	-	-	156,749	156,749
- Profit on disposal of joint venture	-	-	-	1,500	1,500
- Realized foreign exchange loss	-	-	-	(5)	(5)
- Unwinding of provision for environmental rehabilitation	(1,139)	(5,050)	(2,573)	(2,035)	(10,797)
- Unwinding of discount on financial liabilities measured at amortized cost	(7,039)	-	-	(1,429)	(8,468)
- Deferred tax	14,934	(33,108)	14,012	6,207	2,045
Profit/(loss) for the year	16,217	134,936	(49,345)	101,555	203,363

(1) Crown includes ERPM's Cason surface retreatment operations.
(2) With effect from May 1, 2010, Ergo represents 100% of ErgoGold and the Ergo JV.
(3) Corporate head office expenses are taken into consideration in the strategic decision-making process of the CODM and are therefore included in the disclosure here, even though they do not earn revenue.

26. OPERATING SEGMENTS *(continued)*

2010	**Revenues**	**Non-current assets**
	R'000	**R'000**
Geographical Information		
South Africa	**1,990,522**	**1,858,005**
Zimbabwe	**-**	**5,220**
Total	**1,990,522**	**1, 863,225**

Information about major customers

The group has only one major customer regarding the sale of gold ore in each geographical area due to regulatory authority.

26. OPERATING SEGMENTS *(continued)*

2009	Blyvoor R'000	Crown(2) R'000	Ergo(3) R'000	Corporate Headoffice (4) and all other R'000	Total R'000
Financial performance					
Segmental revenue	**1,018,527**	**733,990**	**24,178**	**134,043**	**1,910,738**
Operating costs	**(842,329)**	**(560,064)**	**(73,422)**	**(211,544)**	**(1,687,359)**
Operating profit/(loss)	**176,198**	**173,926**	**(49,244)**	**(77,501)**	**223,379**
Interest and other investment income	**3,185**	**2,347**	**5**	**74,454**	**79,991**
Interest expense	**(521)**	**(5)**	**(1)**	**(3,078)**	**(3,605)**
Retrenchment costs	**-**	**-**	**-**	**(34,922)**	**(34,922)**
Administration expenses and general costs	**(1,719)**	**(4,980)**	**(2,810)**	**(74,074)**	**(83,583)**
Taxation charge (1)	**-**	**(41,529)**	**-**	**(4,660)**	**(46,189)**
Working profit/(loss) before capital expenditure	**177,143**	**129,759**	**(52,050)**	**(119,781)**	**135,071**
Capital expenditure	**(97,537)**	**(43,115)**	**(174,154)**	**(31,862)**	**(346,668)**
Working profit/(loss) after capital expenditure	**79,606**	**86,644**	**(226,204)**	**(151,643)**	**(211,597)**

(1) The taxation charge excludes deferred tax.
(2) Crown includes ERPM's Cason surface retreatment operations.
(3) Includes 50% of the Ergo JV and with effect from April 1, 2009 100% of ErgoGold.
(4) Corporate head office expenses are taken into consideration in the strategic decision-making process of the CODM and are therefore included in the disclosure here, even though they do not earn revenue. The underground operations of ERPM, which were placed under care and maintenance during the year ended June 30, 2009, are also included in this segment.

Operating results (5)			Unit	Blyvoor	Crown(2)	Ergo(3)	Corporate Headoffice (4) and all other	Total
Ore milled	-	underground	**t'000**	**603**	**-**	**-**	**184**	**787**
	-	surface	**t'000**	**3,433**	**8,007**	**2,296**	**-**	**13,736**
	-	total	**t'000**	**4,036**	**8,007**	**2,296**	**184**	**14,523**
Average yield	-	underground	**g/t**	**4.59**	**-**	**-**	**3.20**	**4.26**
	-	surface	**g/t**	**0.37**	**0.37**	**0.05**	**-**	**0.32**
	-	total	**g/t**	**1.00**	**0.37**	**0.05**	**3.20**	**0.53**
Gold dispatched	-	underground	**kg**	**2,765**	**-**	**-**	**589**	**3,354**
	-	surface	**kg**	**1,262**	**2,974**	**114**	**-**	**4,350**
	-	total	**kg**	**4,027**	**2,974**	**114**	**589**	**7,704**
	-	underground	**oz**	**88,898**	**-**	**-**	**18,935**	**107,833**
	-	surface	**oz**	**40,575**	**95,616**	**3,666**	**-**	**139,857**
	-	total	**oz**	**129,473**	**95,616**	**3,666**	**18,935**	**247,690**
Operating cost	-	underground	**R/kg**	**255,517**	**-**	**-**	**361,141**	**274,066**
	-	surface	**R/kg**	**98,124**	**188,320**	**644,053**	**-**	**164,549**
	-	total	**R/kg**	**209,170**	**188,320**	**644,053**	**361,141**	**219,024**
	-	underground	**$/oz**	**878**	**-**	**-**	**1,287**	**842**
	-	surface	**$/oz**	**337**	**647**	**2,077**	**-**	**566**
	-	total	**$/oz**	**719**	**647**	**2,077**	**1,287**	**753**

(5) Unaudited

26. OPERATING SEGMENTS *(continued)*

2009	Blyvoor R'000	Crown(1) R'000	Ergo(2) R'000	Corporate Headoffice(3) and all other R'000	Total R'000
Reconciliation of assets					
Reportable segment assets	463,947	150,947	1,039,667	78,658	1,733,219
Other assets	96,536	183,235	95,275	517,507	892,553
Total assets	560,483	334,182	1,134,942	596,165	2,625,772
Reconciliation of liabilities					
Reportable segment liabilities	182,783	297,498	150,546	215,475	846,302
Taxation and deferred taxation	12,403	650	182,150	288	195,491
Total liabilities	195,186	298,148	332,696	215,763	1,041,793
Other material information					
Depreciation	(29,273)	(38,112)	(30,784)	(1,048)	(99,217)
Impairment of assets	-	(19,426)	-	(55,712)	(75,138)
Reconciliation of revenues					
Total revenues for reportable segments	1,018,527	733,990	24,178	134,043	1,910,738
Reconciliation of profit/(loss)					
Segment working profit/(loss) before capital expenditure	177,143	129,759	(52,050)	(119,781)	135,071
- Depreciation	(29,273)	(38,112)	(30,784)	(1,048)	(99,217)
- Movement in provision for environmental rehabilitation	426	(11,002)	2,825	(11,794)	(19,545)
- Movement in gold in progress	(9,445)	5,231	11,232	-	7,018
- Impairments and reversal of impairments	-	(19,426)	-	(55,712)	(75,138)
- Recognition of negative goodwill on acquisition	-	-	-	53,006	53,006
- Net gain/(loss) on financial liabilities measured at amortized cost	36,141	(1,403)	-	27,262	62,000
- Loss on realization of investments	-	-	-	(1,873)	(1,873)
- Growth in environmental rehabilitation trust funds	2,929	4,441	-	5,497	12,867
- Unrealized foreign exchange loss	-	-	-	(10,318)	(10,318)
- Unwinding of provision for environmental rehabilitation	(1,119)	(4,137)	(2,365)	(2,176)	(9,797)
- Unwinding of discount on financial liabilities measured at amortized cost	(10,388)	(3,237)	-	(4,398)	(18,023)
- Deferred tax	(43,154)	25,594	3,491	88,702	74,633
Profit/(loss) after taxation	123,260	87,708	(67,651)	(32,633)	110,684

(1) Crown includes ERPM's Cason surface retreatment operations.
(2) Includes 50% of the Ergo JV and with effect from April 1, 2009 100% of ErgoGold.
(3) Corporate head office expenses are taken into consideration in the strategic decision-making process of the CODM and are therefore included in the disclosure here, even though they do not earn revenue. The underground operations of ERPM, which were placed under care and maintenance during the year ended June 30, 2009, are also included in this segment.

26. OPERATING SEGMENTS *(continued)*

2009	**Revenues**	**Non-current assets**
	R'000	**R'000**
Geographical Information		
South Africa	**1,910,738**	**1,737,457**
Total	**1,910,738**	**1,737,457**

Information about major customers

The group has only one major customer regarding the sale of gold ore in each geographical area due to regulatory authority.

26. OPERATING SEGMENTS *(continued)*

2008	Blyvoor R'000	Crown(2) R'000	Ergo(3) R'000	Corporate Headoffice (4) and all other R'000	Total R'000
Financial performance					
Segmental revenue	**848,230**	**661,827**	**-**	**423,090**	**1,933,147**
Operating costs	**(697,281)**	**(459,703)**	**-**	**(470,468)**	**(1,627,452)**
Operating profit/(loss)	**150,949**	**202,124**	**-**	**(47,378)**	**305,695**
Interest and other investment income	**3,296**	**1,081**	**-**	**70,147**	**74,524**
Interest expense	**(498)**	**(9)**	**-**	**(35,022)**	**(35,529)**
Retrenchment costs	**-**	**-**	**-**	**(11,344)**	**(11,344)**
Administration expenses and general costs	**(3,005)**	**2,034**	**(41)**	**(98,511)**	**(99,523)**
Taxation charge (1)	**-**	**(13,272)**	**-**	**(32,678)**	**(45,950)**
Working profit/(loss) before capital expenditure	**150,742**	**191,958**	**(41)**	**(154,786)**	**187,873**
Capital expenditure	**(74,847)**	**(42,077)**	**(176,785)**	**(77,680)**	**(371,389)**
Working profit/(loss) after capital expenditure	**75,895**	**149,881**	**(176,826)**	**(232,466)**	**(183,516)**

(1) The taxation charge excludes deferred tax.
(2) Crown includes ERPM's Cason surface retreatment operations.
(3) Ergo consists of 50% of ErgoGold and the Ergo JV.
(4) Corporate head office expenses are taken into consideration in the strategic decision-making process of the CODM and are therefore included in the disclosure here, even though they do not earn revenue. The underground operations of ERPM, which were placed under care and maintenance during the year ended June 30, 2009, as well as the remaining offshore operations which have been disposed of during the year ended June 30, 2008 are also included in this segment.

Operating results (5)								
Ore milled	- underground	**t'000**	**687**	**-**	**-**	**359**	**1,046**
	- surface	**t'000**	**3,719**	**10,094**	**-**	**-**	**13,813**
	- total	**t'000**	**4,406**	**10,094**	**-**	**359**	**14,859**
Average yield	- underground	**g/t**	**4,70**	**-**	**-**	**6.08**	**5,17**
	- surface	**g/t**	**0.31**	**0.34**	**-**	**-**	**0.33**
	- total	**g/t**	**1.00**	**0.34**	**-**	**6.08**	**0.67**
Gold dispatched	- underground	**kg**	**3,229**	**-**	**-**	**2,184**	**5,413**
	- surface	**kg**	**1,162**	**3,422**	**-**	**-**	**4,584**
	- total	**kg**	**4,391**	**3,422**	**-**	**2,184**	**9,997**
	- underground	**oz**	**103,813**	**-**	**-**	**70,239**	**174,052**
	- surface	**oz**	**37,359**	**110,021**	**-**	**-**	**147,380**
	- total	**oz**	**141,172**	**110,021**	**-**	**70,239**	**321,432**
Operating cost	- underground	**R/kg**	**181,518**	**-**	**-**	**200,627**	**190,967**
	- surface	**R/kg**	**90,971**	**134,338**	**-**	**-**	**121,321**
	- total	**R/kg**	**158,798**	**134,338**	**-**	**200,627**	**162,794**
	- underground	**$/oz**	**772**	**-**	**-**	**916**	**810**
	- surface	**$/oz**	**387**	**571**	**-**	**-**	**516**
	- total	**$/oz**	**675**	**571**	**-**	**916**	**692**

(5) Unaudited

NOTES TO THE ANNUAL FINANCIAL STATEMENTS *(continued)*
for the year ended June 30, 2010

26. OPERATING SEGMENTS *(continued)*

2008	Blyvoor R'000	Crown(1) R'000	Ergo (2) R'000	Corporate Headoffice(3) and all other R'000	Total R'000
Reconciliation of assets					
Reportable segment assets	**396,060**	**190,940**	**179,399**	**46,476**	**812,875**
Other assets	**131,598**	**180,736**	**41,657**	**1,095,629**	**1,449,620**
Total assets	**527,658**	**371,676**	**221,056**	**1,142,105**	**2,262,495**
Reconciliation of liabilities					
Reportable segment liabilities	**218,984**	**330,393**	**136,083**	**269,803**	**955,263**
Taxation and deferred taxation	**-**	**1,771**	**-**	**-**	**1,771**
Total liabilities	**218,984**	**332,164**	**136,083**	**269,803**	**957,034**
Other material information					
Depreciation	**(22,671)**	**(24,273)**	**-**	**(22,987)**	**(69,931)**
Impairment of assets	**-**	**-**	**-**	**(110,633)**	**(110,633)**
Reconciliation of Revenues					
Total revenues for reportable segments	**848,230**	**661,827**	**-**	**423,090**	**1,933,147**
- Continuing operations	**848,230**	**661,827**	**-**	**333,855**	**1,843,912**
- Discontinued operations	**-**	**-**	**-**	**89,235**	**89,235**
Groups revenue	**848,230**	**661,827**	**-**	**423,090**	**1,933,147**
Reconciliation of profit/(loss)					
Segment working profit/(loss) before capital expenditure	**150,742**	**191,958**	**(41)**	**(154,786)**	**187,873**
- Depreciation	**(22,671)**	**(24,273)**	**-**	**(22,987)**	**(69,931)**
- Movement in provision for environmental rehabilitation	**(958)**	**(20,334)**	**-**	**(12,898)**	**(34,190)**
- Movement in gold in progress	**14,373**	**1,354**	**-**	**(10,543)**	**5,184**
- Loss on derivative financial instruments	**-**	**-**	**-**	**(433)**	**(433)**
- Impairments and reversal of impairments	**-**	**-**	**-**	**(110,633)**	**(110,633)**
- Net gain/(loss) on financial liabilities measured at amortized cost	**(64,644)**	**(22,169)**	**-**	**3,092**	**(83,721)**
- Profit on realization of investments	**-**	**-**	**-**	**12,005**	**12,005**
- Growth in environmental rehabilitation trust funds	**2,586**	**1,449**	**-**	**4,451**	**8,486**
- Unrealized foreign exchange loss	**-**	**-**	**-**	**(37,314)**	**(37,314)**
- Unwinding of provision for environmental rehabilitation	**(49)**	**(3,174)**	**-**	**(1,512)**	**(4,735)**
- Unwinding of discount on financial liabilities measured at amortized cost	**(1,757)**	**(574)**	**-**	**(4,063)**	**(6,394)**
- Deferred tax	**30,752**	**18,299**	**12**	**140,598**	**189,661**
Profit/(loss) after taxation	**108,374**	**142,536**	**(29)**	**(195,023)**	**55,858**

(1) Crown includes ERPM's Cason surface retreatment operations.
(2) Ergo consists of 50% of ErgoGold and the Ergo JV.
(3) Corporate head office expenses are taken into consideration in the strategic decision-making process of the CODM and are therefore included in the disclosure here, even though they do not earn revenue. The underground operations of ERPM, which were places under care and maintenance during the year ended June 30, 2009, as well as the remaining offshore operations disposed during the year ended June 30, 2008 are also included in this segment.

26. OPERATING SEGMENTS *(continued)*

2008	**Revenues**	**Non-current assets**
	R'000	**R'000**
Geographical Information		
South Africa	**1,843,912**	**812,875**
Australia	**89,235**	**-**
Total	**1,933,147**	**812,875**

Information about major customers

The group has only one major customer regarding the sale of gold ore in each geographical area which is due to regulatory authority.

.

27. RELATED PARTY TRANSACTIONS

The group has related party relationships with its associates, subsidiaries, and with its directors and key management personnel. Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the company, directly or indirectly, including any director (whether executive or otherwise) of the company. For the year ended June 30, 2010, long-service awards consist of share-based payment expense amounting to R0.4 million (2009: R0.8 million and 2008: R0.7 million) as well as a post-retirement medical benefit liability of Rnil (2009: Rnil and 2008: Rnil). Total directors' remuneration (short-term benefits) amounted to R13.8 million (2009: R16.4 million and 2008: R12.0 million) which includes no end-of-contract payments (2009: R1.4 million and 2008: Rnil) and key management personnel remuneration (short-term benefits) to R58.8 million (2009: R58.6 million and 2008: R61.0 million). For key management, long-service awards consist of share-based payment expense amounting to R3.7 million (2009: R7.0 million and 2008: R5.9 million) as well as a post-retirement medical benefit liability of R12.5 million (2009: R6.8 million and 2008: R6.8 million).

Prior to the awarding of a contract to a related party for the supply of goods and services the group procurement manager reviews both the pricing, quality and the reliability of that party. The contract terms are compared to similar suppliers of goods and services to ensure that the contract is on market related terms.

The company's executive directors review the terms and conditions of all loans to ensure that the terms of the loans are similar to those offered by financial institutions.

Transactions with associates, joint ventures and subsidiary companies
During the year ended June 30, 2010, the company earned management fees from DRDGOLD South African Operations (Pty) Ltd (DRDGOLD SA) amounting to R34.6 million (2009: R15.6 million and 2008: R17.5 million and from DRD (Offshore) Limited R5.9 million). Transactions with associates are priced on an arm's length basis.

Subsidiaries

The following information relates to the group's financial interest in its subsidiaries at June 30, 2010:

	ISSUED ORDINARY SHARE CAPITAL				
	NUMBER OF SHARES	% HELD	SHARES AT COST LESS IMPAIRMENTS R'000	EFFECTIVE DATE OF ACQUISITION	INDEBTEDNESS NET OF IMPAIRMENTS R'000
South Africa					
Argonaut Financial Services (Pty) Limited	100	100	-	Oct 1, 1997	(1,055)
Crown Consolidated Gold Recoveries Limited	51,300,000	100	-	Sep 14, 1998	(245,316)
DRDGOLD South African Operations (Pty) Limited[1]	1,000,000	74	113,177	Nov 14 , 2005	1,352,200
Rand Leases (Vogelstruisfontein) Gold Mining Company Limited	118,505,000	100	-	Jan 1, 1996	(42,092)
Roodepoort Gold Mine (Pty) Limited	1	100	-	Jan 1, 1996	-
West Witwatersrand Gold Holdings Limited	99,000,000	100	-	Apr 1, 1996	(22,996)
Guardrisk Insurance Company Limited	20	100	100	Jul 1, 2008	-
ErgoGold (1)	-	35	52,551	Mar 31, 2009	205,362
Total			165,828		1,246,103

[1] DRDGOLD South African Operations (Pty) Limited holds the following investments: 100% of Blyvooruitzicht Gold Mining Company Limited, 100% of East Rand Proprietary Mines Limited, 100% of Crown Gold Recoveries (Pty) Limited and 100% of Ergo Mining (Pty) Limited (Ergo JV) and 65% of the ErgoGold (formerly Elsburg Gold Mining Joint Venture) (unincorporated).

27. RELATED PARTY TRANSACTIONS *(continued)*

	2010 R'000	2009 R'000	2008 R'000
Shares at cost, less impairment loss	**165,828**	165,828	1,121,105
Net indebtedness, less impairment loss	**1,246,103**	1,036,417	(344,781)
Amounts owing by subsidiaries	**1,701,478**	1,622,795	997,185
Impairments	**(143,916)**	(275,974)	(233,412)
Amounts owing to subsidiaries	**(311,459)**	(310,404)	(1,108,554)
Net investment in subsidiaries	**1,411,931**	1,202,245	776,324

The non-operating entity loans are interest free and the operational entity loans bear interest at prime minus four. The loans are unsecured and without any fixed re-payment arrangements.

The interest of the company in the (loss)/profit after taxation of its subsidiaries is:

	2010	2009	2008
Aggregate losses	**(84,845)**	(163,271)	(84,397)
Aggregate profits	**151,004**	270,175	255,164

Joint Ventures

The joint ventures for which the statement of comprehensive income and statement of financial position have been proportionately consolidated are disclosed in note 13.

Rand Refinery agreement

The group has entered into an agreement with Rand Refinery Limited (Rand Refinery), for the refining and sale of all of its gold produced in South Africa. Under the agreement, Rand Refinery performs the final refining of the group's gold and casts it into troy ounce bars. Rand Refinery then usually sells the gold on the same day as delivery for the London afternoon fixed price on the day the gold is sold. In exchange for this service, the group pays Rand Refinery a variable refining fee plus fixed marketing, loan and administration fees. Mr Pretorius, CEO of DRDGOLD, is also an alternate director of Rand Refinery and is a member of their Audit Committee. The group currently owns 4.0% of Rand Refinery (which is jointly owned by South African mining companies). Trade receivables to the amount of R12.4 million (2009: R31.0 million) relate to metals sold. The group received a dividend of Rnil (2009: R4.1 million) from Rand Refinery.

Consultancy agreement

On June 23, 2008 DRDGOLD SA approved a consultancy agreement with Khumo Gold, which owns 20% of DRDGOLD SA. The agreement provides for a monthly retainer of R200,000.

28. CASH GENERATED BY OPERATIONS

	2010 R'000	2009 R'000	2008 R'000
Profit/(loss) before taxation	**211,626**	82,240	(87,853)
Adjusted for			
Depreciation	**190,769**	99,217	69,931
Movement in provision for environmental rehabilitation	**(88,034)**	19,545	34,190
Movement in gold in progress	**(29,941)**	(7,018)	(5,184)
Loss on derivative instruments	**-**	-	433
Impairments	**6,224**	75,138	110,633
Profit on sale of property, plant and equipment	**(13,722)**	(10,266)	(10,054)
Share-based payments	**4,115**	7,873	6,591
Post-retirement and other employee benefits	**5,015**	2,673	(3,255)
Impairment/(reversal of impairment) on trade receivables	**4,568**	113	(5,227)
Actuarial (gain)/loss on post-retirement and employee benefits	**(35,290)**	18,226	-
Finance income	**(200,273)**	(205,991)	(95,015)
Finance expenses	**24,132**	41,743	167,693
Operating cash flows before working capital changes	**79,189**	123,493	182,883
Working capital changes	**(31,453)**	41,440	22,234
Change in trade and other receivables	**19,650**	156,042	(117,271)
Change in inventories	**(10,070)**	(16,648)	(3,310)
Change in trade and other payables	**(41,033)**	(97,954)	142,815
Cash generated by operations	**47,736**	164,933	205,117

29. CASH FLOW ON ACQUISITION/DISPOSAL OF SUBSIDIARIES, NET OF CASH

	2010 R'000	2009 R'000	2008 R'000
Total net cash flow on acquisition/disposal of subsidiaries			
Netgold Limited	-	-	(21,878)
Emperor Mines Limited	-	-	(99,883)
DRDGOLD Limited (Cell No. 170)	-	(100)	-
ErgoGold	-	(277,721)	-
Ergo Mining (Pty) Limited	**(40,396)**	-	-
	(40,396)	(277,821)	(121,761)

Disposal of Netgold Limited

On March 30, 2008 DRDGOLD disposed of its 50.25% shareholding in NetGold Services Limited (NetGold) and in exchange for its shareholding in NetGold obtained a 12.3% stake in G.M. Networks Limited (GoldMoney).

The fair value of the net assets disposed were as follows:

	2010	2009	2008
Inventories	-	-	21,908
Trade and other receivables	-	-	7,283
Cash and cash equivalents	-	-	21,878
Trade and other payables	-	-	(37,446)
Carrying value at time of disposal	-	-	13,623
Total cash consideration	-	-	-
Less: cash and cash equivalents of disposed entity	-	-	(21,878)
Cash flow on disposal of subsidiary net of cash disposed	-	-	(21,878)

Disposal of Emperor Mines Limited

DRDGOLD disposed of its 78.72% interest in Emperor on October 2007 for a total consideration of R355.8 million.

The fair value of the net assets disposed were as follows:

	2010	2009	2008
Property, plant and equipment	-	-	13,469
Inventories	-	-	32,646
Trade and other receivables	-	-	62,522
Cash and cash equivalents	-	-	455,709
Provision for environmental rehabilitation	-	-	(15,535)
Post-retirement and other employee benefits	-	-	(283)
Amounts owing by group companies	-	-	31
Trade and other payables	-	-	(138,189)
Taxation payable	-	-	(6,160)
Carrying value at time of disposal	-	-	404,210
Total cash consideration	-	-	355,826
Less: cash and cash equivalents of disposed entity	-	-	(455,709)
Cash flow on disposal of subsidiary net of cash disposed	-	-	(99,883)

29. CASH FLOW ON ACQUISITION/DISPOSAL OF SUBSIDIARIES, NET OF CASH (continued)

	2010 R'000	2009 R'000	2008 R'000
Acquisition of DRDGOLD Limited (Cell No. 170)			
On July 1, 2008, DRDGOLD acquired 100% of a separate class of share in Guardrisk Insurance Company Limited known as DRDGOLD Limited (Cell No 170).			
Cash flow on acquisition of subsidiary	-	(100)	-
Acquisition of ErgoGold (formerly Elsburg Gold Mining Joint Venture)			
On March 31, 2009, East Rand Proprietary Mines Limited and DRDGOLD acquired 15% and 35% respectively, of ErgoGold from Mogale Gold (Proprietary) Limited. The fair value of the net assets acquired net of non-controlling interest were as follows:			
Property, plant and equipment	-	409,118	-
Inventories	-	8,236	-
Trade and other receivables	-	438	-
Amounts owing by group companies	-	13,975	-
Cash and cash equivalents	-	768	-
Deferred tax liability	-	(85,586)	-
Trade and other payables	-	(15,389)	-
Carrying value at time of acquisition	-	331,560	-
Less: Cash and cash equivalents acquired	-	(833)	-
Negative goodwill on acquisition	-	(53,006)	-
Cash flow on acquisition of subsidiary net of cash acquired	-	(277,721)	-
Acquisition of Ergo Mining (Pty) Limited			
On April 30, 2010 DRDGOLD acquired the remaining 50% interest in Ergo Mining (Pty) Limited (Ergo JV) from Ergo Uranium (Pty) Limited for a total consideration of R82.1 million, R62.1 million settled in cash and the balance in shares in Witfontein Mining (Pty) Limited. A further R0.3 million transaction cost has been incurred. DRDGOLD has consolidated 100% of the Ergo JV from May 1, 2010. Prior to the acquisition, the Ergo JV was accounted for as a joint venture (refer note 13).			
Total cash consideration paid	**(62,438)**	-	-
Add: Cash and cash equivalents of acquired entity	**22,042**	-	-
Cash flow on acquisition of subsidiary, net of cash acquired	**(40,396)**	-	-

30. CASH FLOW ON DISPOSAL/ACQUISITION OF JOINT VENTURES, NET OF CASH

	2010 R'000	2009 R'000	2008 R'000
Disposal of Porgera Joint Venture			
On August 17, 2007, Emperor Mines Limited disposed of its 20% interest in the Porgera Joint Venture.			
The fair value of the net assets disposed of were as follows:			
Property, plant and equipment	-	-	500,698
Inventories	-	-	326,167
Trade and other receivables	-	-	17,616
Cash and cash equivalents	-	-	2,408
Trade and other payables	-	-	(48,133)
Provisions	-	-	(81,108)
Carrying value at time of disposal	-	-	717,648
Total cash consideration	-	-	1,939,134
Less: cash and cash equivalents of disposed entity	-	-	(2,408)
Cash flow on disposal of joint venture	-	-	1,936,726

Acquisition of Witfontein Mining (Pty) Limited

On February 28, 2009, DRDGOLD through its subsidiary Argonaut Financial Services (Pty) Limited acquired a 50% interest in Witfontein Mining (Pty) Limited and entered into a joint venture agreement with Mintails SA (Pty) Limited which owns the remaining 50%.

	2010 R'000	2009 R'000	2008 R'000
Cash flow on acquisition of joint venture	-	(20,000)	-

Disposal of Witfontein Mining (Pty) Limited

On April 30, 2010 Argonaut Financial Services (Pty) Limited disposed of its 50% in the Witfontein Mining (Pty) Limited joint venture for R20.0 million. No cash consideration was received as this disposal formed part of the purchase consideration paid (value of R20.0 million) for the acquisition of the remaining 50% interest in the Ergo JV.

The carrying value of the net asset disposed of were as follows:	2010 R'000	2009 R'000	2008 R'000
Property, plant and equipment	**28,809**	-	-
Trade and other receivables	**47**	-	-
Cash and cash equivalents	**166**	-	-
Trade and other payables	**(10,522)**	-	-
Carrying value at time of disposal	**18,500**	-	-
Total cash consideration received	**-**	-	-
Less: cash and cash equivalents of disposed entity	**(166)**	-	-
Cash flow on disposal of joint venture	**(166)**	-	-

31. CASH FLOW ON ACQUISITION OF ASSOCIATE

Acquisition of West Wits SA (Pty) Limited

In January 2009, DRDGOLD acquired a 28.33% interest in West Wits SA (Pty) Limited.

	2010 R'000	2009 R'000	2008 R'000
Cash flow on investment in associate	-	(2,700)	-

	2010 R'000	2009 R'000	2008 R'000

32. CASH AND CASH EQUIVALENTS

Cash and cash equivalents comprise cash on hand, demand deposits, and highly liquid investments with an original maturity of three months or less. Included in cash and cash equivalents are restricted cash in a form of a guarantee relating to the rehabilitation of the Brakpan tailings dump, given to AngloGold Ashanti Limited and amounting to R43.0 million (2009: R49.6 million).

	2010 R'000	2009 R'000	2008 R'000
Cash and cash equivalents	**188,152**	353,555	846,114
Bank overdrafts	**-**	(824)	(527)
	188,152	352,731	845,587

33. CASH FLOWS FROM DISCONTINUED OPERATIONS

	2010 R'000	2009 R'000	2008 R'000
Net cash from operating activities	**-**	-	(150,703)
Net cash from investing activities	**-**	-	1,080,541
Net cash from financing activities	**-**	-	(1,046,610)

34. CASH FLOWS RELATING TO EXPLORATION ASSETS

	2010 R'000	2009 R'000	2008 R'000
Investing cash flow	**57,993**	27,401	82,129

35. SUBSEQUENT EVENTS

Non-fulfillment of conditions precedent on disposal of ERPM's prospecting and mining rights over ERPM Extensions 1 and 2

The transaction was subject to successful conclusion of various conditions precedent, including its approval by White Water Resources shareholders. As a result of the non-fulfillment of a condition precedent, being the approval of the disposal by the board of directors of DRDGOLD, the disposal shall no longer proceed.

DRDGOLD raises R108 million for pipeline project

On October 5, 2010 DRDGOLD Limited announced that its 74%-owned subsidiary DRDGOLD South African Operations (Pty) Limited ("DRDGOLD SA") has established a R500 million Domestic Medium Term Note Programme ("DMTN Programme") under which it may from time to time issue notes. DRDGOLD SA has successfully issued R108 million under the DMTN Programme and the different notes issued mature 12 and 24 months from the date of issue and bear interest at the three month JIBAR rate plus a margin ranging from 4% to 5% per annum.

The proceeds from this first issue will be applied towards the capital requirements of the Crown/Ergo pipeline project. The new, 50-kilometre pipeline currently under construction and scheduled for completion by August 2011, will link two of Crown's plants with Ergo. This will provide Crown with increased tailings deposition capacity – a constraint in recent times – and thus the potential to extend Crown's life by bringing to account further surface tailings resources on the western and central Witwatersrand.

As part of the pipeline project, the Ergo plant's second carbon in leach (CIL) circuit will be refurbished to increase capacity from 1.2Mtpm to 1.8Mtpm.

ITEM 19. EXHIBITS

The following exhibits are filed as a part of this Annual Report:

1.1[1]	Memorandum of Association of DRDGOLD Limited.
1.2[7]	Articles of Association of DRDGOLD Limited, as amended on November 8, 2002.
1.3[1]	Excerpts of relevant provisions of the South African Companies Act.
1.4[2]	Durban Roodepoort Deep (1996) Share Option Scheme as amended.
2.1[1]	Excerpts of relevant provisions of the Johannesburg Stock Exchange Listings Requirements.
2.2[7]	Indenture between DRDGOLD Limited, as Issuer, and The Bank of New York, as Trustee, dated November 12, 2002.
2.3[7]	Purchase Agreement between DRDGOLD Limited and CIBC World Markets Corp., dated November 4, 2002.
2.4[7]	Registration Rights Agreement between DRDGOLD Limited and CIBC World Markets Corp., dated November 12, 2002.
2.5[7]	DRDGOLD Limited 6% Senior Convertible Note Due 2006 in the amount of $61,500,000 issued pursuant to Rule 144A of the Securities Act of 1933, as amended.
2.6[7]	DRDGOLD Limited 6% Senior Convertible Note Due 2006 in the amount of $4,500,000 issued pursuant to Regulation S under the Securities Act of 1933, as amended.
4.1[1]	Tribute Agreement, dated October 9, 1992, between DRDGOLD Limited and Rand Leases.
4.2[1]	Service Agreement, dated July 27, 1995, between DRDGOLD Limited and Randgold.
4.3[1]	Agreement, dated September 28, 1995, among First Westgold Mining (Proprietary) Limited, DRDGOLD Limited and Rand Leases in respect of purchase of assets of First Westgold by Rand Leases.
4.4[2]	Pumping Assistance, dated October 14, 1997, for the 1997/1998 fiscal year from the Minister of Mineral and Energy Affairs – Republic of South Africa to DRDGOLD Limited.
4.5[3]	Deposit Agreement among DRDGOLD Limited, The Bank of New York as Depositary, and owners and holders of American Depositary Receipts, dated as of August 12, 1996, as amended and restated as of October 2, 1996, as further amended and restated as of August 6, 1998, as further amended and restated July 23, 2007.
4.6[4]	Security Agreement, dated November 5, 1998, between The Chase Manhattan Bank, DRDGOLD Limited, Blyvoor, Buffels and West Wits.
4.7[4]	Loan Agreement, dated June 8, 1999, between Industrial Development Corporation of South Africa Limited, Crown and DRDGOLD Limited.
4.8[4]	Lender Substitution Deed, dated August 18, 1999, between DRDGOLD Limited, DRD Australasia, NM Rothschild & Sons (Singapore) Limited, NM Rothschild & Sons (Australia) Limited, as agent in its own capacity, and Rothschild Nominees (Pty) Limited.
4.9[4]	A $10m Facility Agreement, dated September 10, 1999, between DRDGOLD Limited, DRD Australasia and NM Rothschild & Sons (Australia) Limited.
4.10[4]	Facility Agreement, dated August 9, 1996, between PT Barisan Tropical Mining, Rothschild Australia Limited and the Participants.
4.11[4]	Deposit Agreement, dated September 30, 1999, between Buffels and BOE Merchant Bank, a division of BOE Bank Limited.
4.12[4]	Undertaking and Security Agreement, dated November 17, 1999, between BOE Bank Limited, through its division BOE Merchant Bank, and Buffels.
4.13[4]	Guarantee and Indemnity Agreement, dated November 17, 1999, between DRDGOLD Limited, Blyvoor, Argonaut Financial Services (Proprietary) Limited, West Wits, Crown and BOE Bank Limited, through its division BOE Merchant Bank.
4.14[4]	Loan Security Agreement, dated November 17, 1999, between FBCF Equipment Finance (Proprietary) Limited and Buffels.
4.15[4]	Sale of Business Agreement in respect of Harties, dated August 16, 1999, between Avgold Limited, Buffels and DRDGOLD Limited.
4.16[4]	Form of Restraint Agreement.
4.17[4]	Sale of Shares Agreement, dated September 29, 1997, between RMP Properties Limited, Randgold, Crown, City Deep Limited, Consolidated Main Reef Mines and Estate Limited, Crown Mines Limited, RMP Properties SA Limited and Industrial Zone Limited.
4.18[5]	Form of Non-Executive Employment Agreement.
4.19[5]	Form of Executive Employment Agreement.

4.20[5]	Share Sale Option Agreement, dated March 12, 1993, between Newmont Proprietary Limited, Ballimore No. 56 Proprietary Limited, Clayfield Proprietary Limited and Dome Resources N.L.
4.21[5]	Convertible Loan Agreement, dated November 19, 1997, between Tolukuma Gold Mines Proprietary Limited, Dome Resources N.L. and Mineral Resources Development Company Proprietary Limited.
4.22[5]	First Deed of Variation of Loan Agreement, between Mineral Resources Development Company Pty Limited, Dome Resources N.L. and Tolukuma Gold Mines Pty Limited.
4.23[5]	Agreement, dated February 21, 2000, between DRDGOLD Limited and Western Areas Limited.
4.24[5]	Independent Auditor's Report from PricewaterhouseCoopers to the Board of Directors and Shareholders of Crown Consolidated Gold Recoveries Limited, dated August 28, 2000.
4.25[5]	Shareholders' Agreement, dated September 29, 2000, between DRDGOLD Limited, Fraser Alexander Tailings (Proprietary) Limited and Mine Waste Solutions (Proprietary) Limited.
4.26[5]	First Addendum to the Agreement, dated November 15, 2000, between DRDGOLD Limited and Western Areas Limited.
4.27[5]	Second Addendum to the Agreement, dated December 21, 2000, between DRDGOLD Limited and Western Areas Limited.
4.28[6]	Agreement between DRDGOLD Limited, Western Areas Limited, Consolidated African Mines Limited and JCI Gold Limited, dated April 25, 2001.
4.29[6]	Addendum to the Agreement between DRDGOLD Limited, Western Areas Limited, Consolidated African Mines Limited and JCI Gold Limited, dated August 31, 2001.
4.30[6]	Addendum to the Agreement between DRDGOLD Limited, Western Areas Limited, Consolidated African Mines Limited and JCI Gold Limited, dated September 26, 2001.
4.31[6]	Guarantee and Cession in Securitatem Debiti Agreement between DRDGOLD Limited and Investec Bank Limited, dated October 9, 2001.
4.32[6]	Second Deed of Variation of Loan Agreement between Tolukuma Gold Mines Limited, Dome Resources NL and Mineral Resources Development Company Limited, dated June 28, 2001.
4.33[6]	Principal Terms and Conditions for Waiving Right to Declare Default and Enforce Security Deed under 1993 Purchase Agreement between Newmont Second Capital Corporation, Tolukuma Gold Mines (Pty.) Limited, Dome Resources (PNG) Pty. Limited, Dome Resources NL and DRDGOLD Limited, dated July 16, 2001.
4.34[6]	Loan Agreement between Bank of South Pacific Limited and Tolukuma Gold Mines Limited, dated November 8, 2001.
4.35[7]	Master Finance Lease between Volvo Truck Finance Australia (Pty) Ltd and Dome Resources N.L., dated November 1, 2000.
4.36[7]	Agreement between DRDGOLD Limited and Rand Refinery Ltd, dated October 12, 2001.
4.37[7]	Share Purchase Agreement between Crown Consolidated Gold Recoveries Ltd, The Industrial Development Corporation of South Africa Ltd, Khumo Bathong Holdings (Pty) Ltd and DRDGOLD Limited, dated June 12, 2002.
4.38[7]	Shareholder's Agreement between The Industrial Development Corporation of South Africa Limited, Khumo Bathong Holdings (Pty) Ltd, Crown Consolidated Gold Recoveries Ltd, and Crown Gold Recoveries (Pty) Ltd and DRDGOLD Limited, dated June 12, 2002.
4.39[7]	Addendum to Shareholder's Agreement between The Industrial Development Corporation of South Africa Limited, Khumo Bathong Holdings (Pty) Ltd, Crown Consolidated Gold Recoveries Ltd, Crown Gold Recoveries (Pty) Ltd and DRDGOLD Limited, dated June 14, 2002.
4.40[7]	Subscription Agreement between Khumo Bathong Holdings (Pty) Limited and DRDGOLD Limited, dated June 12, 2002.
4.41[7]	Loan Agreement between DRDGOLD Limited and Khumo Bathong Holdings (Pty) Ltd, dated June 12, 2002.
4.42[7]	Memorandum of Loan Agreement No. 1 between Durban Roodepoort Deep and Crown Gold Recoveries (Pty) Ltd, dated June 12, 2002.
4.43[7]	Memorandum of Loan Agreement No. 2 between DRDGOLD Limited and Crown Gold Recoveries (Pty) Ltd, dated June 12, 2002.
4.44[7]	Memorandum of Loan Agreement No. 3 between Crown Consolidated Gold Recoveries Ltd and Crown Gold Recoveries (Pty) Ltd, dated June 12, 2002.
4.45[7]	Loan Agreement between Industrial Development Corporation of South Africa Ltd and Blyvooruitzicht Gold Mining Company Ltd, dated July 18, 2002.
4.46[7]	Agreement of Loan and Pledge between DRDGOLD Limited and East Rand Proprietary Mines Limited, dated September 12, 2002.
4.47[7]	Management Services Agreement between DRDGOLD Limited, Khumo Bathong Holdings (Pty) Ltd and Crown Gold Recoveries (Pty) Ltd, dated October 1, 2002.
4.48[7]	Agreement amongst DRDGOLD Limited, West Witwatersrand Gold Mines Limited and Bophelo Trading (Pty) Ltd,

dated June 12, 2002.

4.49[7] Letter Agreement between DRDGOLD Limited and The Standard Bank of South Africa, represented by its Standard Corporate and Merchant Bank Division, dated October 7, 2002.

4.50[7] Memorandum of Agreement between Daun Et Cie A.G., Courthiel Holdings (Pty) Ltd, Khumo Bathong Holdings (Pty) Ltd, Claas Edmond Daun, Paul Cornelis Thomas Schouten, Moltin Paseka Ncholo, Michelle Patience Baird, Derek Sean Webbstock, as sellers, and Crown Gold Recoveries (Pty) Ltd, as purchaser, dated October 10, 2002.

4.51[7] Memorandum of Loan Agreement between DRDGOLD Limited and Crown Gold Recoveries (Pty) Ltd, dated October 10, 2002.

4.52[7] Letter Agreement Relating to Consultancy Arrangement between DRDGOLD Limited and Nicolas Goodwin, dated October 15, 2002.

4.53[7] Management Services Agreement between DRDGOLD Limited and East Rand Proprietary Mines Ltd, dated October 10, 2002.

4.54[7] Agreement for sale of shares in Emperor Mines Limited, between DRD (Isle of Man) Limited and Kola Ventures Limited, dated December 13, 2002.

4.55[8] Confirmation, dated August 14, 2003, between DRDGOLD Limited and Investec Bank (Mauritius) Limited.

4.56[8] Amendment to Confirmation, dated September 4, 2003, between DRDGOLD Limited and Investec Bank (Mauritius) Limited.

4.57[9] Deed of Amalgamation for the Corporate Restructuring of Orogen Minerals (Porgera) Limited, Mineral Resources Porgera Limited and Dome Resources (PNG) Limited, dated October 14, 2003.

4.58[9] Undertaking, between Oil Search Limited and DRD (Isle of Man) Limited, dated October 14, 2003.

4.59[9] Loan Assignment Agreement between Orogen Minerals Limited, DRD (Isle of Man) Limited and Orogen Minerals (Porgera) Limited, dated October 14, 2003.

4.60[9] Agreement between Orogen Minerals Limited and DRD (Isle of Man) Limited, dated October 14, 2003.

4.61[9] Loan Assignment Agreement, between Dome Resources (PNG) Limited, Dome Resources Pty Limited, DRD (Isle of Man) Limited and Tolukuma Gold Mines Limited, dated November 21, 2003.

4.62[9] Memorandum of Agreement made and entered into between DRDGOLD Limited, West Witwatersrand Gold Mines Limited, Mogale Gold (Proprietary) Limited and Luipaards Vlei Estates (Proprietary) Limited dated June 6, 2003.

4.63[10] Porgera Joint Venture Operating Agreement between Placer (P.N.G.) Pty Limited and Highlands Gold Properties Pty. Limited and PGC (Papua New Guinea) Pty Limited, dated November 2, 1988.

4.64[10] Agreement of Employment between DRDGOLD Limited and Mr. D.J.M. Blackmur, dated as of October 21, 2003.

4.65[10] Banking Facilities Agreement made and entered between DRDGOLD Limited and Standard Bank of South Africa, Limited, dated November 14, 2003.

4.66[10] Agreement of Employment between DRDGOLD Limited and Mr. M.M. Wellesley-Wood, dated as of December 1, 2003.

4.67[10] Service Agreement between DRD (Isle of Man) Limited and Mr. M.M. Wellesley-Wood, dated as of December 1, 2003.

4.68[10] Agreement of Employment between DRDGOLD Limited and Mr. I.L. Murray, dated as of December 1, 2003.

4.69[10] Service Agreement between DRD (Isle of Man) Limited and Mr. I.L. Murray, dated as of December 1, 2003.

4.70[10] Subscription and Option Agreement made and entered between DRD (Isle of Man) Limited, Net-Gold Services Limited and G.M. Network Limited, dated January 26, 2004.

4.71[10] Forward Bullion Transaction Agreements made and entered between DRDGOLD Limited and Investec Bank Limited, dated February 4, 2004, February 6, 2004, February 10, 2004, February 11, 2004 and February 12, 2004.

4.72[10] Loan Agreement made and entered between DRDGOLD Limited and Investec Bank Limited, dated June 24, 2004.

4.73[10] Termination Agreement made and entered between DRDGOLD Limited, Eskom Holdings Limited and Investec Bank Limited, dated June 24, 2004.

4.74[10] Novation Agreement made and entered between J Aron & Company, Eskom Holdings Limited and Investec Bank Limited, dated June 24, 2004.

4.75[10] Memorandum of Understanding made and entered between Buffelsfontein Gold Mines Limited, Buffelsfontein Division and The National Union of Mineworkers, The United Association of South Africa, The Mine Workers Union (Solidarity) and The South African Electrical Workers Association regarding retrenchments associated with No. 9, 10 and 12 Shafts of Buffelsfontein Division, dated August 6, 2004.

4.76[10] CCMA Settlement Agreement made and entered between Blyvooruitzicht Gold Mining Company Limited and The United Association of South Africa, South African Equity Workers' Association, Solidarity and The National Union of Mineworkers regarding the retrenchment of up to 2,000 employees of the Blyvooruitzicht Gold Mining Company, dated September 2, 2004.

4.77[10] Loan Agreement made and entered between DRDGOLD Limited and Investec Bank Limited, dated September 15, 2004.

4.78[10] Subscription Agreement made and entered between DRD (Isle of Man) Limited and DRDGOLD Limited, dated September 21, 2004.

4.79[10] Common Terms Agreement of Loan made and entered between DRD (Isle of Man) Limited and Investec Bank (Mauritius) Limited, dated October 14, 2004.

4.80[10] Facility A Loan Agreement made and entered between DRD (Isle of Man) Limited and Investec Bank (Mauritius) Limited, dated October 14, 2004.

4.81[11] Loan Agreement made and entered between DRDGOLD Limited and Investec Bank Limited, dated December 10, 2004.

4.82[11] Subscription Agreement between DRDGOLD Limited and Baker Steel Capital Managers LLP (BSCM), dated April 7, 2005.

4.83[11] Underwriting Agreement between DRDGOLD Limited, the Baker Steel Capital Managers LLP (BSCM) and certain underwriters, dated April 5, 2005.

4.84[11] Memorandum of Agreement between DRDGOLD Limited, Simmer & Jack Mines Limited and Simmer & Jack Investments (Proprietary) Limited (S&J Companies), dated August 31, 2005.

4.85[11] Cession Agreement entered into among The Industrial Development Corporation of South Africa Limited (IDC), DRDGOLD Limited, Business Ventures Investment No. 750 (Pty) Ltd and Business Ventures Investment No. 751 (Pty) Ltd (the BVI Companies), dated July 13, 2005.

4.86[11] Share Sale Agreement entered into among The Industrial Development Corporation of South Africa Limited (IDC), DRDGOLD Limited, Business Ventures Investment No. 750 (Pty) Ltd (BVI 1) and Business Ventures Investment No. 751 (Pty) Ltd (BVI 2), dated July 13, 2005.

4.87[11] Term Sheet concluded between DRDGOLD Limited and Khumo Bathong Holdings (Pty) Ltd (KBH), dated July 6, 2005.

4.88[11] Facility B Loan Agreement between Investec Bank (Mauritius) Limited and DRD (Isle of Man) Limited (DRDIOM), dated March 3, 2005.

4.89[11] Convertible Loan Facility Agreement between DRDGOLD Limited and Emperor Mines Limited (Emperor), dated July 8, 2005.

4.90[11] Agreement of Employment between DRDGOLD Limited and Mr. J.W.C. Sayers, dated as of August 10, 2005.

4.91[11] Option Agreement entered into by and between DRDGOLD Limited and M5 Developments (Pty) Limited, dated July 21, 2005.

4.92[11] Share Sale Agreement between DRD (Offshore) Limited, DRDGOLD Limited and Emperor Mines Limited, dated November 16, 2005.

4.93[12] Deed of Loan, Cession, Payment and Set-Off entered into between DRDGOLD Limited, East Rand Proprietary Mines Limited, Crown Gold Recoveries (Pty) Limited and Blyvooruitzicht Gold Mining Company Limited, dated November 7, 2005.

4.94[12] Share Sale Agreement between Business Venture Investments 750 (Pty) Ltd and DRDGOLD South African Operations (Pty) Limited, dated November 8, 2005.
Share Sale Agreement between Business Venture Investments 751 (Pty) Limited and DRGOLD South African Operations (Pty) Limited, dated November 8, 2005.

4.95[12] Subscription Agreement between DRDGOLD Limited and DRDGOLD South African Operations (Pty) Limited, dated November 9, 2005.

4.96[12] Share Sale Agreement between Crown Consolidated Gold Recoveries Limited and DRDGOLD South African Operations (Pty) Limited, dated November 14, 2005.

4.97[12] Subscription Agreement between DRDGOLD South African Operations (Pty) Limited and Khumo Gold SPV (Pty) Limited, dated November 18, 2005.

4.98[12] Subscription Agreement between DRDGOLD Limited and Khumo Gold SPV (Pty) Limited, dated November 18, 2005.

4.99[12] Cession Agreement between DRDGOLD Limited and Khumo Gold SPV (Pty) Limited and Khumo Bathong Holdings (Pty) Limited, dated November 18, 2005.

4.100[12] Cession Agreement between DRDGOLD Limited and The Industrial Development Corporation of South Africa Limited and Business Venture Investments No. 750 (Pty) Limited and Business Venture Investments No. 751 (Pty) Limited, dated November 18, 2005.

4.101[12] Option Agreement between DRDGOLD Limited and Khumo Gold SPV (Pty) Limited and DRDGOLD South African Operations (Pty) Limited, dated November 18, 2005.

4.102[12] Offer of Class A Preference Share between Khumo Gold SPV (Pty) Limited and East Rand Proprietary Mines Limited, dated November 18, 2005.

4.103[12] Offer of Class A Preference Share between Khumo Gold SPV (Pty) Limited and Blyvooruitzicht Gold Mining Company Limited, dated November 18, 2005.

4.104[12]	Offer of Class A Preference Share between Khumo Gold SPV (Pty) Limited and Crown Gold Recoveries (Pty) Limited, dated November 18, 2005.
4.105[12]	Shareholders' Agreement between DRDGOLD Limited and Khumo Gold SPV (Pty) Limited and DRDGOLD South African Operations (Pty) Limited, dated November 24, 2005.
4.106[12]	Sale and Subscription Agreement between DRDGOLD Limited and DRD (Offshore) Limited, dated January 4, 2006.
4.107[12]	Share Sale Agreement between DRD (Isle of Man) Limited and DRD (Offshore) Limited, dated February 22, 2006.
4.108[12]	Restructure Deed between DRD (Offshore) Limited and DRD (Isle of Man) Limited and Emperor Mines Limited and Emperor Gold Mining Company Limited and Australia and New Zealand Banking Group Limited, dated February 24, 2006.
4.109[12]	Facility Agreement between DRD (Porgera) Limited and Tolukuma Gold Mines Limited and Australia and New Zealand Banking Group Limited, dated March 20, 2006.
4.110[12]	Settlement of Loans Agreement between DRD (Isle of Man) Limited and DRD (Offshore) Limited, dated March 23, 2006.
4.111[14]	Option Exercise Agreement between DRDGOLD Limited, Khumo Gold SPV (Pty) Limited and the Trustees for the time being of the DRDSA Empowerment Trust dated October 10, 2006.
4.112[14]	Class B Preference Share Subscription Agreement between DRDGOLD Limited and Khumo Gold SPV (Pty) Limited dated October 24, 2006.
4.113[14]	Three Class B Preference Share Subscription Agreements between Khumo Gold SPV (Pty) Limited and Blyvooruitzicht Gold Mining Company Limited, Crown Gold Recoveries (Pty) Limited and East Rand Proprietary Mines Limited, dated October 24, 2006.
4.114[14]	Three Class C Preference Share Subscription Agreements between the Trustees for the time being of the DRDSA Empowerment Trust and Blyvooruitzicht Gold Mining Company Limited, Crown Gold Recoveries (Pty) Limited and East Rand Proprietary Mines Limited, dated October 24, 2006.
4.115[14]	Share Sale Agreement between Emperor Mines Limited and Westech Gold (Pty) Limited, dated March 22, 2007,` regarding the disposal of its Fijian assets.
4.116[14]	Joint Venture Interest Sale Deed – Procurement Deed between Barrick Gold Corporation, or Barrick, and Emperor Mines Limited, dated April 12, 2007.
4.117[14]	Subscription Agreement between Emperor Mines Limited and Barrick Gold Corporation, dated April 12, 2007.
4.118[14]	Joint Venture Interest Sale Deed between Barrick Gold Corporation, Barrick (Niugini) Limited, Emperor Mines Limited and DRD (Porgera) Limited dated July 19, 2007.
4.119[14]	Deed of Assignment and Assumption between Barrick (Niugini) Limited ("Buyer"), DRD (Porgera) Limited ("Seller"), Barrick (Goldfields PNG Holdings) Limited ("Goldfields") and Minerals Resources Enga Limited ("MRE") (collectively "the parties") dated July 19, 2007.
4.120[14]	Memorandum of Agreement between Anglo Gold Ashanti Limited, Friedshelf 849 (Proprietary) Limited (renamed Ergo Mining (Pty) Limited), DRDGOLD South African Operations (Pty) Limited and Mintails SA (Pty) Limited, dated August 6, 2007.
4.121[14]	Merger Implementation Deed between Emperor Mines Limited and Intrepid Mines Limited, dated September 18, 2007.
4.122[14]	Mandate for the Placement of DRD (Offshore) Limited's 78.72% Shareholding in Emperor Mines Limited, dated September 28, 2007.
4.123[14]	Term Sheet for the joint venture agreement entered into by Acorn Gold (Proprietary) Limited, DRDGOLD Limited, Durban Roodepoort Deep (Proprietary) Limited, Friedshelf 850 (Proprietary) Limited, Geotorm Investments Limited, Kgosi Resource Management (Proprietary) Limited, Minerals and Mining Reclamation Services (Proprietary) Limited, Mintails SA (Proprietary) Limited, West Witwatersrand Gold Mines Limited, West Witwatersrand Holdings Limited, West Wits Mining Limited, West Wits Mining SA (Proprietary) Limited, dated November 9, 2007.
4.124[15]	Third Addendum to Memorandum of Agreement between AngloGold Ashanti Limited ("AGA"), Ergo Mining (Pty) Limited (formerly called Friedshelf 849 (Pty) Limited) ("Ergo"), DRDGOLD South African Operations (Pty) ("DRDGOLD SA") Mintails South Africa (Pty) Limited dated November 14, 2007.
4.125[15]	Fifth Addendum to Memorandum of Agreement between AngloGold Ashanti Limited ("AGA"), Ergo Mining (Pty) Limited (formerly called Friedshelf 849 (Pty) Limited ("Ergo"), DRDGOLD South African Operations (Pty) ("DRDGOLD SA") Mintails South Africa (Pty) Limited dated May 22, 2008.
4.126[15]	Mining User Contract between Crown Gold Recoveries (Pty) Limited ("Crown"), East Rand Proprietary Mines Limited ("ERPM"), Elsburg Gold Mining Joint Venture ("Elsburg JV"), Ergo Mining (Pty) Limited ("Ergo"), Ergo Uranium (Pty) Limited ("Ergo Uranium") and Mogale Gold (Pty) Limited ("Mogale Gold") dated August 15, 2008
4.127[15]	Ergo Uranium Sale Agreement of Brakpan Plants to Ergo Mining between Ergo Uranium (Pty) Limited ("Ergo

	Uranium") and Ergo Mining (Pty) Limited ("Ergo") dated August 15, 2008.
4.128[15]	Ergo Mining Shareholders' Agreement between Crown Gold Recoveries (Pty) Limited ("Crown") and Ergo Uranium (Pty) Limited ("Ergo Uranium") dated August 15, 2008.
4.129[15]	Elsburg Gold Mining Joint Venture ("Elsburg JV") Agreement between East Rand Proprietary Mines Limited ("ERPM") and Mogale Gold (Pty) Limited ("Mogale Gold") dated August 15, 2008.
4.130[15]	Mogale Sale of Part Venture Interest in the Elsburg Gold Mining Joint Venture ("Elsburg JV") between East Rand Proprietary Mines Limited ("ERPM") and Mogale Gold (Pty) Limited ("Mogale Gold") dated September 29, 2008.
4.131[16]	Heads of Agreement entered into by Mintails Limited, Mogale Gold (Pty) Limited ("Mogale Gold"), Ergo Mining (Pty) Limited ("Ergo Joint Venture"), DRDGOLD Limited ("DRDGOLD") and East Rand Proprietary Mines Limited ("ERPM"), dated December 8, 2008.
4.132[16]	Loan Facility entered into by Mintails South Africa (Pty) Limited ("Borrower"), DRDGOLD Limited ("Lender"), Mintails Limited ("Borrower's Guarantor"), Mogale Gold (Pty) Limited (Mogale Gold") Ergo Uranium (Pty) Limited ("Ergo Uranium") dated December 8, 2008.
4.133[16]	Subscription and shareholders' Agreement entered into by Mintails SA (Proprietary) Limited ("Mintails SA"), Witfontein Mining (Proprietary) Limited ("Witfontein") and Argonaut Financial Services (Proprietary) Limited ("Argonaut") dated December 9, 2008.
4.134[16]	Facility Agreement between Investec Bank limited ("the Lender") and DRDGOLD Limited ("the Borrower") dated March 31, 2009.
4.135[17]	Final Heads of Agreement between Chizim Investments (Pvt) Limited ("Chizim") and DRDGOLD Limited ("DRDGOLD") dated December 9, 2009.
4.136[17]	Memorandum of Agreement between Ergo Uranium (Pty) Ltd ("Ergo Uranium") and East Rand Proprietary Mines Limited ("ERPM") dated January 21, 2010.
4.137[17]	Heads of Agreement between East Rand Proprietary Mines Limited ("ERPM") and Aurora Empowerment System (Pty) Limited ("Aurora") dated January 22, 2010.
4.138[17]	Domestic Medium Term Note Programme ("Programme") entered into by DRDGOLD South African Operations (Pty) Limited ("Issuer") and DRDGOLD Limited ("guarantor') dated September 30 2010.
8.1[17]	List of Subsidiaries.
12.1[17]	Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
12.2[17]	Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
13.1[17]	Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
13.2[17]	Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
15.1[10]	Crown Gold Recoveries (Pty) Limited Consolidated Financial Statements for the years ended June 30, 2004 and 2003.
15.2[11]	Crown Gold Recoveries (Pty) Limited Consolidated Financial Statements for the years ended June 30, 2005, 2004 and 2003.
15.3[13]	Crown Gold Recoveries (Pty) Limited Unaudited Consolidated Financial Statements for the period ended December 1, 2005 and the years ended June 30, 2005 and 2004.
15.4[13]	Emperor Mines Limited Unaudited Consolidated Financial Statements for the period ended April 6, 2006 and the years ended June 30, 2005 and 2004.
16.1[11]	Emperor Mines Limited Consolidated Financial Statements for the years ended June 30, 2005 and 2004.

(1) Incorporated by reference to our Registration Statement (File No. 0-28800) on Form 20-F.
(2) Incorporated by reference to our Annual Report on Form 20-F for the fiscal year ended June 30, 1997.
(3) Incorporated by reference to Amendment No. 1 to our Registration Statement (File No. 333-140850) on Form F-6.
(4) Incorporated by reference to our Annual Report on Form 20-F for the fiscal year ended June 30, 1999.
(5) Incorporated by reference to our Annual Report on Form 20-F for the fiscal year ended June 30, 2000.
(6) Incorporated by reference to our Annual Report on Form 20-F for the fiscal year ended June 30, 2001.
(7) Incorporated by reference to our Annual Report on Form 20-F for the fiscal year ended June 30, 2002.
(8) Incorporated by reference to Amendment No. 4 of our Annual Report on Form 20-F for the fiscal year ended June 30, 2002.
(9) Incorporated by reference to our Annual Report on Form 20-F for the fiscal year ended June 30, 2003.
(10) Incorporated by reference to Amendment No. 3 of our Annual Report on Form 20-F for the fiscal year ended June 30, 2004.
(11) Incorporated by reference to our Annual Report on Form 20-F for the fiscal year ended June 30, 2005.
(12) Incorporated by reference to our Annual Report on Form 20-F for the fiscal year ended June 30, 2006.
(13) Incorporated by reference to Amendment No. 1 of our Annual Report on Form 20-F for the fiscal year ended June 30, 2006.
(14) Incorporated by reference to our Annual Report on Form 20-F for the fiscal year ended June 30, 2007.

[15] Incorporated by reference to our Annual Report on Form 20-F for the fiscal year ended June 30, 2008.
[16] Incorporated by reference to our Annual Report on Form 20-F for the fiscal year ended June 30, 2009.
[17] Filed herewith.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

DRDGOLD LIMITED

By: /s/ D.J. Pretorius
D.J. Pretorius
Chief Executive Officer

By: /s/ C.C. Barnes
C.C. Barnes
Chief Financial Officer

Date: October 29, 2010